As filed with the Securities and Exchange Commission on September 21, 2012

Registration No. 333-181995

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO THE

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Northfield Bancorp, Inc. and

Northfield Bank 401(k) Savings Plan

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6712	To be Applied For
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

581 Main Street

Woodbridge, New Jersey 07095

(732) 499-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mr. John W. Alexander

Chairman, President and Chief Executive Officer

581 Main Street

Woodbridge, New Jersey 07095

(732) 499-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Edward A. Quint, Esq.

Eric Luse, Esq.

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	64,028,493 shares	$10.00	$640,284,930 (1)	$73,377 (2)
Participation interests	1,387,228 interests (3)			(3)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Previously paid.
(3)	The securities of Northfield Bancorp, Inc. to be purchased by the Northfield Bank 401(k) Savings Plan are included in the amount shown for the common stock. Accordingly, no separate fee is required for the participation interests. In accordance with Rule 457(h) of the Securities Act of 1933, as amended, the registration fee has been calculated on the basis of the number of shares of common stock that may be purchased with the current assets of such Plan.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBSCRIPTION AND COMMUNITY

OFFERING PROSPECTUS

NORTHFIELD BANCORP, INC.

(Proposed Holding Company for Northfield Bank)

Up to 39,100,000 Shares of Common Stock

Northfield Bancorp, Inc., a Delaware corporation, is offering up to 39,100,000 shares of common stock for sale at $10.00 per share on a best efforts basis in connection with the conversion of Northfield Bancorp, MHC from the mutual holding company to the stock holding company form of organization. The shares we are offering represent the ownership interest in Northfield Bancorp, Inc., a federal corporation, currently owned by Northfield Bancorp, MHC. In this prospectus, we will refer to Northfield Bancorp, Inc., the Delaware corporation, as “Northfield-Delaware,” and we will refer to Northfield Bancorp, Inc., the federal corporation, as “Northfield-Federal.” Northfield-Federal’s common stock is currently traded on the Nasdaq Global Select Market under the trading symbol “NFBK,” and we expect the shares of Northfield-Delaware common stock will also trade on the Nasdaq Global Select Market under the symbol “NFBK.”

The shares of common stock are first being offered in a subscription offering to eligible depositors of Northfield Bank, the former First State Bank and the former Flatbush Federal Savings & Loan Association, and tax-qualified employee benefit plans of Northfield Bank, as described in this prospectus. Eligible depositors and tax-qualified employee benefit plans have priority rights to buy all of the shares offered. Shares not purchased in the subscription offering will simultaneously be offered for sale to the general public in a community offering, with a preference given to residents of the communities served by Northfield Bank and existing stockholders of Northfield-Federal. We also may offer for sale shares of common stock not purchased in the subscription or community offerings in a separate public offering through a syndicate of broker-dealers, referred to in this prospectus as the syndicated offering. The syndicated offering may commence before the subscription and community offerings (including any extensions) have expired. The subscription, community and syndicated offerings are collectively referred to in this prospectus as the offering.

We must sell a minimum of 28,900,000 shares in order to complete the offering and the conversion.

In addition to the shares we are selling in the offering, the shares of Northfield-Federal currently held by the public will be exchanged for shares of common stock of Northfield-Delaware based on an exchange ratio that will result in existing public stockholders of Northfield-Federal owning approximately the same percentage of Northfield-Delaware common stock as they owned in Northfield-Federal common stock immediately prior to the completion of the conversion. The number of shares we expect to issue in the exchange ranges from 18,642,263 shares to 25,221,885 shares.

The minimum order is 25 shares. The subscription and community offerings are expected to expire at 4:00 p.m., Eastern Time, on [offering deadline]. We may extend this expiration date without notice to you until [extension deadline]. Once submitted, orders are irrevocable unless the subscription and community offerings are terminated or extended, with regulatory approval, beyond [extension deadline], or the number of shares of common stock to be sold is increased to more than 39,100,000 shares or decreased to less than 28,900,000 shares. If the subscription and community offerings are extended past [extension deadline], or if the number of shares to be sold in the offerings is increased to more than 39,100,000 shares or decreased to less than 28,900,000 shares, we will resolicit subscribers, and all funds delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest. Funds received in the subscription and the community offerings will be held in a segregated account at Northfield Bank and will earn interest at [interest rate]% per annum until completion of the offering. No shares purchased in the subscription offering or the community offering will be issued until the completion of any syndicated offering.

Sandler O’Neill & Partners, L.P. will assist us in selling the shares on a best efforts basis in the subscription and community offerings, and will serve as a joint book-running manager for any syndicated offering. Sandler O’Neill & Partners, L.P. is not required to purchase any shares of common stock that are sold in the subscription and community offerings.

OFFERING SUMMARY

Price: $10.00 per Share

	Minimum	Midpoint	Maximum
Number of shares	28,900,000	34,000,000	39,100,000
Gross offering proceeds	$289,000,000	$340,000,000	$391,000,000
Estimated offering expenses, excluding selling agent and underwriters’ commissions	$2,240,000	$2,240,000	$2,240,000
Selling agent and underwriters’ commissions (1)	$12,302,000	$14,474,600	$16,647,200
Estimated net proceeds	$274,458,000	$323,285,400	$372,112,800
Estimated net proceeds per share	$9.50	$9.51	$9.52

(1)	Includes $100,000 payable to Sandler O’Neill & Partners, L.P. for records management.
(2)	The amounts shown assume that 25% of the shares are sold in the subscription and community offerings and the remaining 75% are sold in a syndicated offering. The amounts shown further assume that Sandler O’Neill & Partners, L.P. will receive fees in the amount of: (i) 1.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by our employee stock ownership plan) up to the first 10% of the shares sold in such offering; and (ii) 3.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by our employee stock ownership plan) in excess of 10% of the shares sold in such offering. The amounts shown also include fees of 5% of the aggregate amount of common stock sold in the syndicated offering, which will be paid to Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated and any other broker-dealers included in the syndicated offering. See “The Conversion and Offering—Plan of Distribution; Selling Agent and Underwriter Compensation” for information regarding compensation to be received by Sandler O’Neill & Partners, L.P. in the subscription and community offerings and the compensation to be received by Sandler O’Neill & Partners, L.P. and the other underwriters that may participate in the syndicated offering. If all shares of common stock were sold in the syndicated offering, the selling agent and underwriters’ commissions would be approximately $14.4 million, $17.0 million and $19.6 million at the minimum, midpoint and maximum levels of the offering, respectively.

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page 18.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, nor any state securities regulator has approved or disapproved of these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

For assistance, please contact the Stock Information Center, toll-free, at [stock center phone #] .

The date of this prospectus is [prospectus date].

[MAP TO BE INSERTED ON INSIDE FRONT COVER]

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SUMMARY

The following summary explains the significant aspects of the conversion, the offering and the exchange of existing shares of Northfield-Federal common stock for shares of Northfield-Delaware common stock. It may not contain all of the information that is important to you. For additional information before making an investment decision, you should read this entire document carefully, including the consolidated financial statements and the notes to the consolidated financial statements, and the section entitled “Risk Factors.”

Our Business

Our business operations are conducted through our wholly-owned subsidiary, Northfield Bank. Northfield Bank is a community bank that has served the banking needs of its customers since 1887. Northfield Bank conducts business primarily from its home office located in Staten Island, New York, its operations center located in Woodbridge, New Jersey, and its 24 branch offices located in the New York counties of Richmond (Staten Island) and Kings (Brooklyn) and the New Jersey counties of Union and Middlesex.

Northfield Bank’s principal business consists of taking deposits, primarily through its retail banking offices, and investing those funds in loans and securities. Northfield Bank offers a variety of deposit accounts with a range of interest rates and terms, and relies on its convenient locations, customer service, technological capabilities and competitive pricing and products to attract and retain deposits. To a lesser extent, Northfield Bank uses borrowed funds and brokered deposits as additional sources of funds. Northfield Bank’s principal lending activity is originating multifamily and commercial real estate loans for retention in its portfolio. Northfield Bank also offers, to a lesser extent, construction and land loans, commercial and industrial loans, one- to four-family residential mortgage loans, and home equity loans and lines of credit. Northfield Bank’s investment securities portfolio is comprised principally of mortgage-backed securities and corporate bonds. Northfield Bank is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency.

Northfield-Delaware’s executive offices are located at 581 Main Street, Suite 810, Woodbridge, New Jersey 07095, and its telephone number at this address is (732) 499-7200. Our website address is www.eNorthfield.com. Information on this website is not and should not be considered a part of this prospectus.

Our Organizational Structure

Northfield Bank has been organized in the mutual holding company structure since 1995 and Northfield-Federal completed its initial public offering of shares in 2007. Northfield-Federal’s parent mutual holding company is Northfield Bancorp, MHC, a federally chartered mutual holding company. Northfield-Federal is our federally chartered, publicly-traded mid-tier holding company and the parent holding company of Northfield Bank. At June 30, 2012, Northfield-Federal had consolidated assets of $2.5 billion, deposits of $1.5 billion and stockholders’ equity of $388.9 million. At June 30, 2012, Northfield-Federal had 40,206,678 shares of common stock outstanding, of which 15,564,994 shares, or 38.7%, were owned by the public (including 896,061 shares by Northfield Bank Foundation), and the remaining 24,641,684 shares were held by Northfield Bancorp, MHC.

Pursuant to the terms of the plan of conversion and reorganization, Northfield Bancorp, MHC is now converting from the mutual holding company corporate structure to the stock holding company corporate structure. As part of the conversion, we are offering for sale the majority ownership interest in Northfield-Federal that is currently held by Northfield Bancorp, MHC. The shares being offered in the offering will be issued by Northfield-Delaware. We are not contributing additional shares to the Northfield Bank Foundation in connection with the conversion and offering. Upon completion of the conversion, public stockholders of Northfield-Federal will receive shares of common stock of Northfield-Delaware in exchange for their shares of Northfield-Federal and Northfield Bancorp, MHC’s shares will be cancelled, Northfield Bancorp, MHC and Northfield-Federal will cease to exist, and Northfield-Delaware will become the successor corporation to Northfield-Federal and the parent holding company for Northfield Bank.

The following diagram shows our current organizational structure, reflecting ownership percentages as of June 30, 2012 and assuming the acquisition of Flatbush Federal Bancorp, Inc. (described below) had been completed as of that date:

After the conversion and offering are completed, we will be organized as a fully public holding company, as follows:

Recent Acquisitions

In October 2011, Northfield Bank assumed all of the deposits and acquired substantially all of the assets of First State Bank, a New Jersey chartered bank, from the Federal Deposit Insurance Corporation as receiver for First State Bank, pursuant to the terms of a Purchase and Assumption Agreement. The agreement contained no loss-share provisions with the Federal Deposit Insurance Corporation and the deposits were acquired at no premium while the asset discount was $46.9 million resulting in a cash payment from the Federal Deposit Insurance Corporation of approximately $50.5 million. Northfield Bank acquired approximately $194.6 million in assets at fair value, including $91.9 million in loans, net of fair value adjustment of $40.5 million. Northfield Bank also assumed deposit liabilities with a fair value of $188.2 million. The assets purchased and liabilities assumed have been accounted for under the acquisition method of accounting. As the acquisition date fair value of the identifiable assets acquired exceeded the liabilities assumed, we recognized an after-tax bargain purchase gain of $3.6 million.

In March 2012, Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank entered into an Agreement and Plan of Merger with Flatbush Federal Bancorp, MHC, Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings & Loan Association. Under the terms of the merger agreement, Flatbush Federal Savings & Loan Association, Flatbush Federal Bancorp, Inc. and Flatbush Federal Bancorp, MHC, will merge with and into Northfield Bank, Northfield-Federal and Northfield Bancorp, MHC, respectively. Flatbush Federal Bancorp, Inc. stockholders will receive 0.4748 of a share of Northfield-Federal stock for each share of Flatbush Federal Bancorp, Inc. common stock they own, which at announcement was valued at $6.50 per share, subject to the terms and conditions of the merger agreement. At June 30, 2012, Flatbush Federal Bancorp, Inc. had 2,736,907 shares of common stock outstanding, and consolidated assets of $143.3 million, deposits of $117.5 million, stockholders’ equity of $18.8 million and a book value per share of $6.88. As a result of the acquisition, we expect to record $800,000 of core deposit intangibles, and we expect to issue a total of 1,299,483 shares of Northfield-Federal common stock, including 594,781 shares to stockholders other than Flatbush Federal Bancorp, MHC and 704,702 shares to Northfield Bancorp, MHC, as the successor to Flatbush Federal Bancorp, MHC.

Business Strategy

Our business strategies are:

•

Disciplined expansion through organic growth coupled with opportunistic acquisitions. Since we became a public company in 2007, we have successfully pursued a strategy of organic growth by continuing to leverage our existing franchise and expanding the franchise through de novo branching. Since 2007, we opened a branch in Staten Island to enhance an already significant presence, added a branch in New Jersey, and expanded into Brooklyn where we have opened four branches. We also have four branches (one in Union County, New Jersey, one in Staten Island and two in Brooklyn) in various stages of construction to be completed by early 2013. While organic growth has been our primary focus, we also have selectively pursued acquisition opportunities in our market area that we believe will enhance our franchise and yield financial benefits for our stockholders. In October 2011, we acquired all the deposits and substantially all the assets of First State Bank from the Federal Deposit Insurance Corporation, and on March 13, 2012, we executed a definitive agreement to acquire Flatbush Federal Bancorp, Inc. The First State Bank transaction was immediately accretive to earnings and resulted in a $3.6 million after-tax bargain purchase gain. The Flatbush Federal Bancorp acquisition also is expected to be accretive to earnings and tangible book value, and will add three branches in Brooklyn with approximately $88.4 million in loans and $117.5 million in deposits at June 30, 2012.

•

Increased lending, with an emphasis on multifamily real estate loans. We increased our loan portfolio to $1.07 billion at June 30, 2012 from $424.2 million at December 31, 2007, and have rebalanced the mix of our earning assets away from securities and into loans. Our loan portfolio accounted for 46.2% of our earning assets at June 30, 2012, compared to 33.3% at December 31, 2007. Our loan-to-deposit ratio has increased to 69.5% at June 30, 2012 from 48.4% in December 31, 2007, which has improved our net interest margin. This growth in our loan portfolio has helped maintain our net interest margin and mitigated the impact of the protracted low interest rates on our earnings. To achieve this growth, and in recognition of the current economic environment, we adjusted our lending focus to emphasize the origination of multifamily real estate loans. At June 30, 2012, our multifamily portfolio totaled $538.3 million, or 50.3% of total loans, compared to $14.2 million, or 3.3% of total loans, at December 31, 2007. We intend to continue to emphasize multifamily lending, and as economic conditions improve, we also anticipate increasing the origination of commercial real estate, commercial and home equity loans.

•

Enhanced core earnings through improved funding mix and continued emphasis on operational efficiencies. In addition to increasing our level of loans outstanding, we have made a concerted effort to improve our core funding profile by increasing lower-cost transaction deposit accounts and reducing time deposits and wholesale borrowings. Deposits increased 75.9% to $1.54 billion at June 30, 2012 from $877.2 million at December 31, 2007. Our ratio of non-time deposits to total deposits increased to 68.7% from 54.1% over the same period. We also recognize that controlling operating expenses is essential to our long term profitability. We intend to further capitalize on our technology capabilities to improve operating efficiencies and enhance customer service. Our efficiency ratio for the year ended December 31, 2011 was 53.6%, which compared favorably to the ratio of the SNL Thrift Index of 60.6% for the same period.

•

Improved asset quality and a reduction in problem assets. Maintaining strong asset quality has been, and will continue to be, a key element of our business strategy. Our ratio of non-performing assets to total assets decreased to 1.50% at June 30, 2012 from 2.72% at December 31, 2010, a level that compares favorably to the SNL Thrift Index ratio of 2.86% at June 30, 2012. At June 30, 2012, non-performing loans totaled $34.8 million, or 3.24% of total loans, as compared to $60.9 million, or 7.36% of total loans at December 31, 2010.

•

Stockholder-focused management of capital. We began paying regular quarterly dividends in the fourth quarter of 2008, and increased the dividend twice from our initial annual rate of $0.16 to $0.20 and then to $0.24, respectively. These dividend increases were accomplished during a period when many depository institutions were reducing or eliminating their dividends. Our average dividend yield for the quarter ended March 31, 2012 was 1.7% compared to 1.2% for the SNL Thrift Index. Our board of directors decided to delay future dividend payments after our March 2012 dividend, because the Board of Governors of the Federal Reserve System, or Federal Reserve Board, currently requires Northfield Bancorp, MHC to obtain a member (depositor) vote before waiving its right to receive dividends from Northfield-Federal. However, following the completion of the conversion we intend to seek regulatory approval to pay a one-time, special dividend of $0.25 per share to all stockholders, and resume the payment of regular quarterly dividends as well.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy” for a more complete discussion of our business strategy.

Reasons for the Conversion and Offering

Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:

•

eliminate the uncertainties associated with the mutual holding company structure under financial reform legislation. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, has changed our primary bank and holding company regulator, which has resulted in changes in regulations applicable to Northfield Bancorp, MHC and Northfield-Federal. Under the Dodd-Frank Act, the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies, and the Federal Reserve Board historically has not allowed mutual holding companies to waive the receipt of dividends from their mid-tier holding company subsidiaries. Absent approval for Northfield Bancorp, MHC to waive dividends, any dividend declared on Northfield-Federal’s common stock would have to be paid to Northfield Bancorp, MHC as well as our public stockholders, resulting in a tax liability for Northfield Bancorp, MHC and a decrease in the exchange ratio for our public shareholders upon conversion to stock form. The Federal Reserve Board currently requires a “grandfathered” mutual holding company, like Northfield Bancorp, MHC, to obtain member (depositor) approval and comply with other procedural requirements prior to waiving dividends, which would make dividend waivers impracticable. The conversion will eliminate our mutual holding company structure and will enable us to continue paying dividends to our stockholders, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.” It will also eliminate the risk that the Federal Reserve Board will amend existing regulations applicable to the conversion process in a manner disadvantageous to our public stockholders or depositors.

•

transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings.

•

improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering is expected to result in a more liquid and active market than currently exists for Northfield-Federal common stock. A more liquid and active market would make it easier for our stockholders to buy and sell our common stock and would give us greater flexibility in implementing capital management strategies.

•

facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions, as opportunities arise. The additional capital raised in the offering will also enable us to consider larger transactions. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions, although applicable regulations prohibit the acquisition of Northfield-Delaware for three years following completion of the conversion.

See “The Conversion and Offering” for a more complete discussion of our reasons for conducting the conversion and offering.

Terms of the Offering

We are offering between 28,900,000 and 39,100,000 shares of common stock to eligible depositors of Northfield Bank, the former First State Bank and the former Flatbush Federal Savings & Loan Association, to our tax-qualified employee benefit plans and, to the extent shares remain available, in a community offering to residents of the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania, and to our existing public stockholders and to the general public. If necessary, we will also offer shares to the general public in a syndicated offering. Unless the number of shares of common stock to be offered is increased to more than 39,100,000 shares or decreased to fewer than 28,900,000 shares, or the subscription and community offerings are extended beyond [extension deadline], subscribers will not have the opportunity to change or cancel their stock orders once submitted. If the subscription and community offering is extended past [extension deadline], or if the number of shares to be sold is increased to more than 39,100,000 shares or decreased to less than 28,900,000 shares, all subscribers’ stock orders will be canceled, their withdrawal authorizations will be canceled and funds delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest at [interest rate]% per annum. We will then resolicit subscribers, giving them an opportunity to place new orders for a period of time. No shares purchased in the community offering and subscription offering will be issued until the completion of any syndicated offering.

The purchase price of each share of common stock offered for sale in the offering is $10.00. All investors will pay the same purchase price per share, regardless of whether the shares are purchased in the community offering, the subscription offering or a syndicated offering. Investors will not be charged a commission to purchase shares of common stock in the offering. Sandler O’Neill & Partners, L.P., our marketing agent in the subscription and community offerings, will use its best efforts to assist us in selling shares of our common stock but is not obligated to purchase any shares of common stock being offered for sale in the subscription and community offerings.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

The amount of common stock we are offering for sale and the exchange ratio for the exchange of shares of Northfield-Delaware for shares of Northfield-Federal are based on an independent appraisal of the estimated market value of Northfield-Delaware, assuming the acquisition of Flatbush Federal Bancorp, Inc. and the conversion offering are completed. RP Financial, LC., our independent appraiser, has estimated that, as of August 17, 2012, and assuming that we had completed our acquisition of Flatbush Federal Bancorp, Inc. as of June 30, 2012, this market value was $556.8 million. Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $473.3 million and a maximum of $640.3 million. Based on this valuation range, the 61.1% pro forma ownership interest of Northfield Bancorp, MHC in Northfield-Federal as of June 30, 2012 (assuming completion of the Flatbush Federal Bancorp, Inc. acquisition at that date) being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by Northfield-Delaware ranges from 28,900,000 shares to 39,100,000 shares. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The exchange ratio ranges from 1.1402 shares at the minimum of the offering range to 1.5426 shares at the maximum of the offering range, and will preserve the existing percentage ownership of public stockholders of Northfield-Federal (excluding any new shares purchased by them in the stock offering and their receipt of cash in lieu of fractional shares).

The appraisal is based in part on Northfield-Federal’s financial condition and results of operations (assuming completion of the Flatbush Federal Bancorp, Inc. acquisition as of June 30, 2012), the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of 11 publicly traded thrift holding companies that RP Financial, LC. considers comparable to Northfield-Federal. The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market.

Company Name	Ticker Symbol	Headquarters	Total Assets (1)
			(in millions)
Brookline Bancorp, Inc.	BRKL	Brookline, MA	$4,877
Cape Bancorp, Inc.	CBNJ	Cape May Courthouse, NJ	$1,048
ESSA Bancorp, Inc.	ESSA	Stroudsburg, PA	$1,113
Flushing Financial Corp.	FFIC	Lake Success, NY	$4,436
Fox Chase Bancorp, Inc.	FXCB	Hatboro, PA	$1,012
OceanFirst Financial Corp.	OCFC	Toms River, NJ	$2,288
Oritani Financial Corp.	ORIT	Township of Washington, NJ	$2,701
Provident NY Bancorp, Inc.	PBNY	Montebello, NY	$3,150
Rockville Financial, Inc.	RCKB	Rockville, CT	$1,928
United Financial Bancorp	UBNK	West Springfield, MA	$1,054
Westfield Financial Inc.	WFD	Westfield, MA	$1,319

(1)	Asset size for all companies is as of June 30, 2012, except for Brookline Bancorp, Inc., whose asset size is as of March 31, 2012.

The following table presents a summary of selected pricing ratios for Northfield-Delaware (on a pro forma basis) and for the peer group companies based on earnings and other information as of and for the twelve months ended June 30, 2012, and stock prices as of August 17, 2012, as reflected in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 20.8% on a price-to-book value basis, a discount of 26.0% on a price-to-tangible book value basis, and a premium of 157.8% on a price-to-earnings basis.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
Northfield-Delaware (on a pro forma basis, assuming completion of the conversion)
Maximum	66.67x	85.32%	87.41%
Midpoint	55.56x	78.93%	80.97%
Minimum	47.62x	71.63%	73.64%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	21.55x	99.71%	109.41%
Medians	20.02x	101.52%	106.41%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core” or recurring earnings on a trailing twelve-month basis through June 30, 2012. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Offering—Stock Pricing and Number of Shares to be Issued.”

The Exchange of Existing Shares of Northfield-Federal Common Stock

If you are currently a stockholder of Northfield-Federal, your shares will be canceled at the completion of the conversion and will be exchanged for shares of common stock of Northfield-Delaware. The number of shares of common stock you receive will be based on the exchange ratio, which will depend upon our final appraised value and the percentage of outstanding shares of Northfield-Federal common stock owned by public stockholders immediately prior to the completion of the conversion. The following table shows how the exchange ratio will adjust, based on the appraised value of Northfield-Delaware as of May 11, 2012, assuming public stockholders of Northfield-Federal, including former stockholders of Flatbush Federal Bancorp, Inc., own 39.2% of Northfield-Federal common stock immediately prior to the completion of the conversion. The table also shows the number of shares of Northfield-Delaware common stock a hypothetical owner of Northfield-Federal common stock would receive in exchange for 100 shares of Northfield-Federal common stock owned at the completion of the conversion, depending on the number of shares of common stock issued in the offering.

	Shares to be Sold in This Offering		Shares of Northfield- Delaware to be Issued for Shares of Northfield-Federal		Total Shares of Common Stock to be Issued in Exchange and Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Offering Price (1)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share (2)	Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	28,900,000	61.1%	18,425,408	38.9%	47,325,408	1.1402	$11.40	$15.49	114
Midpoint	34,000,000	61.1	21,676,950	38.9	55,676,950	1.3414	13.41	16.57	134
Maximum	39,100,000	61.1	24,928,493	38.9	64,028,493	1.5426	15.43	17.65	154

(1)	Represents the value of shares of Northfield-Delaware common stock to be received in the conversion by a holder of one share of Northfield-Federal, pursuant to the exchange ratio, based upon the $10.00 per share purchase price.
(2)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
(3)	Cash will be paid in lieu of fractional shares.

No fractional shares of Northfield-Delaware common stock will be issued to any public stockholder of Northfield-Federal. For each fractional share that otherwise would be issued, Northfield-Delaware will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share offering price.

Outstanding options to purchase shares of Northfield-Federal common stock also will convert into and become options to purchase shares of Northfield-Delaware common stock based upon the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion. At June 30, 2012, there were 2,053,100 outstanding options to purchase shares of Northfield-Federal common stock, 1,240,040 of which have vested. Such outstanding options will be converted into options to purchase 2,340,945 shares of common stock at the minimum of the offering range and 3,167,112 shares of common stock at the maximum of the offering range. Because federal regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion. If all existing options were exercised for authorized but unissued shares of common stock following the conversion, stockholders would experience dilution of approximately 4.71%.

How We Intend to Use the Proceeds From the Offering

We intend to invest at least 50% of the net proceeds from the stock offering in Northfield Bank, loan funds to our employee stock ownership plan to fund its purchase of shares of common stock in the stock offering and retain the remainder of the net proceeds from the offering at Northfield-Delaware. Therefore, assuming we sell 34,000,000 shares of common stock in the stock offering, and we have net proceeds of $323.3 million, we intend to invest $161.6 million in Northfield Bank, loan $13.6 million to our employee stock ownership plan to fund its purchase of shares of common stock and retain the remaining $148.0 million of the net proceeds at Northfield-Delaware.

Northfield-Delaware may use the funds it retains to acquire other financial institutions, for investments, to pay cash dividends, to repurchase shares of common stock and for other general corporate purposes. Northfield Bank may use the proceeds it receives to acquire other financial institutions, to expand its branch network and to support increased lending and other products and services.

Please see the section of this prospectus entitled “How We Intend to Use the Proceeds from the Offering” for more information on the proposed use of the proceeds from the offering.

Persons Who May Order Shares of Common Stock in the Offering

We are offering the shares of common stock in a subscription offering in the following descending order of priority:

(i)	To depositors with accounts at Northfield Bank, or the former First State Bank or Flatbush Federal Savings & Loan Association, with aggregate balances of at least $50 at the close of business on March 31, 2011.

(ii)	To our tax-qualified employee benefit plans (including Northfield Bank’s employee stock ownership plan and 401(k) plan), which will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering. We expect our employee stock ownership plan to purchase 4% of the shares of common stock sold in the stock offering, although we reserve the right to have the employee stock ownership plan purchase more than 4% of the shares sold in the offering to the extent necessary to complete the offering at the minimum of the offering range.

(iii)	To depositors with accounts at Northfield Bank or the former Flatbush Federal Savings & Loan Association with aggregate balances of at least $50 at the close of business on [supplemental date].

(iv)	To depositors of Northfield Bank at the close of business on [voting record date].

Shares of common stock not purchased in the subscription offering will be offered for sale to the general public in a community offering, with a preference given first to natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania. To the extent shares of common stock remain available, we will also offer the shares to Northfield-Federal’s public stockholders as of [voting record date]. The community offering is expected to begin concurrently with the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering or the community offering through a syndicated offering. Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated will act as joint book-running managers for the syndicated offering. We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated offering. Any determination to accept or reject stock orders in the community offering or syndicated offering will be based on the facts and circumstances available to management at the time of the determination.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. Shares will be allocated first to categories in the subscription offering. A detailed description of the subscription offering, the community offering and the syndicated offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Offering.”

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25.

Generally, no individual may purchase more than 300,000 shares ($3.0 million) of common stock. If any of the following persons purchase shares of common stock, their purchases, in all categories of the offering, when combined with your purchases, cannot exceed 300,000 shares ($3.0 million) of common stock:

•	your spouse or relatives of you or your spouse living in your house;

•	most companies, trusts or other entities in which you are a trustee, have a substantial beneficial interest or hold a senior position; or

•	other persons who may be your associates or persons acting in concert with you.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to the overall purchase limitation of 300,000 shares ($3.0 million).

In addition to the above purchase limitations, there is an ownership limitation for current stockholders of Northfield-Federal other than our employee stock ownership plan. Shares of common stock that you purchase in the offering individually and together with persons described above, plus any shares you and they receive in exchange for existing shares of Northfield-Federal common stock, may not exceed 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion. However, if, based on your current ownership level, you will own more than 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion following the exchange of your shares of Northfield-Federal common stock, you will not need to divest any of your shares.

Subject to regulatory approval, we may increase or decrease the purchase and ownership limitations at any time. See the detailed description of the purchase limitations in the section of this prospectus headed “The Conversion and Offering—Additional Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock in the Subscription Offering and the Community Offering

In the subscription offering and community offering, you may pay for your shares only by:

(i)	personal check, bank check or money order made payable directly to Northfield Bancorp, Inc.; or

(ii)	authorizing us to withdraw available funds from the types of Northfield Bank deposit accounts designated on the stock order form.

Northfield Bank is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering. Additionally, you may not use a Northfield Bank line of credit check or any type of third party check to pay for shares of common stock. Please do not submit cash or wire transfers. You may not designate withdrawal from Northfield Bank’s accounts with check-writing privileges; instead, please submit a check. You may not authorize direct withdrawal from a Northfield Bank retirement account. See “—Using Individual Retirement Account Funds to Purchase Shares of Common Stock.”

You may subscribe for shares of common stock in the subscription and community offerings by delivering a signed and completed original stock order form, together with full payment payable to Northfield Bancorp, Inc. or authorization to withdraw funds from one or more of your Northfield Bank deposit accounts, provided that the stock order form is received before 4:00 p.m., Eastern Time, on [offering deadline], which is the end of the subscription offering period. You may submit your stock order form and payment by mail using the stock order reply envelope provided, or by overnight delivery to our Stock Information Center at the address noted below. You may hand-deliver stock order forms to the Stock Information Center, which will be located at Northfield Bank’s                      office,                     . Hand-delivered stock order forms will only be accepted at this location. We will not accept stock order forms at our other branch offices. Please do not mail stock order forms to Northfield Bank’s offices.

Please see “The Conversion and Offering— Procedure for Purchasing Shares—Payment for Shares” for a complete description of how to purchase shares in the subscription and community offerings.

Using Individual Retirement Account Funds to Purchase Shares of Common Stock

You may be able to subscribe for shares of common stock using funds in your individual retirement account, or IRA. If you wish to use some or all of the funds in your Northfield Bank individual retirement account, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the [offering deadline] offering deadline, for assistance with purchases using your individual retirement account or other retirement account that you may have at Northfield Bank or elsewhere. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

See “The Conversion and Offering—Procedure for Purchasing Shares—Payment for Shares” and “—Using Individual Retirement Account Funds” for a complete description of how to use IRA funds to purchase shares in the stock offering.

Market for Common Stock

Existing publicly held shares of Northfield-Federal’s common stock are listed on the Nasdaq Global Select Market under the symbol “NFBK.” Upon completion of the conversion, the shares of common stock of Northfield-Delaware will replace the existing shares, and we expect the shares of Northfield-Delaware common stock will also trade on the Nasdaq Global Select Market under the symbol “NFBK. In order to list our stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of [voting record date], Northfield-Federal had approximately              registered market makers in its common stock. Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated have advised us that they intend to make a market in our common stock following the offering, but are under no obligation to do so.

Our Dividend Policy

After the completion of the conversion, we intend to pay cash dividends on a quarterly basis. We expect the quarterly dividends to be $0.06 per share, which equals $0.24 per share on an annualized basis and an annual yield of 2.4% based on a price of $10.00 per share.

We also intend to seek regulatory approval to pay a one-time, special dividend of $0.25 per share to all Northfield-Delaware stockholders. No assurances can be given as to whether or when such approval may be obtained.

The dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will pay dividends in the future, or that any such dividends will not be reduced or eliminated.

For information regarding our historical dividend payments, see “Selected Consolidated Financial and Other Data of Northfield Bancorp, Inc.” and “Market for the Common Stock.” For information regarding our current and proposed dividend policy, see “Our Dividend Policy.”

Purchases by Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for                      shares of common stock in the offering, representing             % of shares to be sold at the minimum of the offering range. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. Following the conversion, our directors and executive officers, together with their associates, are expected to beneficially own                      shares of common stock, or              % of our total outstanding shares of common stock at the minimum of the offering range, which includes shares they currently own that will be exchanged for new shares of Northfield-Delaware.

See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by our directors and executive officers.

Deadline for Orders of Shares of Common Stock in the Subscription and Community Offering

The deadline for purchasing shares of common stock in the subscription and community offering is 4:00 p.m., Eastern Time, on [offering deadline], unless we extend this deadline. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 4:00 p.m., Eastern Time, on [offering deadline], whether or not we have been able to locate each person entitled to subscription rights.

See “The Conversion and Offering— Procedure for Purchasing Shares—Expiration Date” for a complete description of the deadline for purchasing shares in the stock offering.

You May Not Sell or Transfer Your Subscription Rights

Federal regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe that you have sold or transferred your subscription rights. On the order form, you may not add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.

Delivery of Stock Certificates

Certificates representing shares of common stock sold in the subscription offering and community offering will be mailed to the certificate registration address noted by purchasers on the stock order form. Stock certificates will be sent to purchasers by first-class mail as soon as practicable after the completion of the conversion and offering. We expect trading in the stock to begin on the business day of or on the business day following the completion of the conversion and offering. The conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described below in “—Conditions to Completion of the Conversion.” It is possible that until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm.

Conditions to Completion of the Conversion

We cannot complete the conversion and offering unless:

•

The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by members of Northfield Bancorp, MHC (depositors of Northfield Bank) as of [voting record date];

•

The plan of conversion and reorganization is approved by Northfield-Federal stockholders holding at least two-thirds of the outstanding shares of common stock of Northfield-Federal as of [voting record date], including shares held by Northfield Bancorp, MHC;

•

The plan of conversion and reorganization is approved by Northfield-Federal stockholders holding at least a majority of the outstanding shares of common stock of Northfield-Federal as of [voting record date], excluding those shares held by Northfield Bancorp, MHC;

•	We sell at least the minimum number of shares of common stock offered in the offering; and

•	We receive the final approval of the Board of Governors of the Federal Reserve System to complete the conversion and offering.

Northfield Bancorp, MHC intends to vote its shares in favor of the plan of conversion and reorganization. At [voting record date], Northfield Bancorp, MHC owned             % of the outstanding shares of common stock of Northfield-Federal. The directors and executive officers of Northfield-Federal and their affiliates owned              shares of Northfield-Federal (excluding exercisable options), or             % of the outstanding shares of common stock and             % of the outstanding shares of common stock excluding shares owned by Northfield Bancorp, MHC. They intend to vote those shares in favor of the plan of conversion and reorganization.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 28,900,000 shares of common stock, we may take several steps in order to issue the minimum number of shares of common stock in the offering range. Specifically, we may:

(i)	increase the purchase and ownership limitations; and/or

(ii)	seek regulatory approval to extend the offering beyond [extension deadline], so long as we resolicit subscriptions that we have previously received in the offering; and/or

(iii)	increase the shares purchased by the employee stock ownership plan.

If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount will be, and, in our sole discretion, some other large purchasers may be, given the opportunity to increase their subscriptions up to the then-applicable limit.

Possible Change in the Offering Range

RP Financial, LC. will update its appraisal before we complete the offering. If our pro forma market value at that time is either below $473.3 million or above $640.3 million, then, after consulting with the Board of Governors of the Federal Reserve System, we may:

•	terminate the stock offering and promptly return all funds (with interest paid on funds received in the subscription and community offerings);

•	set a new offering range; or

•	take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.

If we set a new offering range, we will promptly return funds, with interest at [interest rate]% per annum for funds received for purchases in the subscription and community offerings, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. We will resolicit subscribers, allowing them to place a new stock order for a period of time.

Possible Termination of the Offering

We may terminate the offering at any time prior to the special meeting of members of Northfield Bancorp, MHC that is being called to vote on the conversion, and at any time after member approval with the approval of the Federal Reserve Board. If we terminate the offering, we will promptly return your funds with interest at [interest rate]% per annum and we will cancel deposit account withdrawal authorizations.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of all of our employees, to purchase up to 4% of the shares of common stock we sell in the offering. These shares, when combined with shares owned by our existing employee stock ownership plan, will be less than 8% of the shares outstanding following the conversion. If we receive orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan’s subscription order will not be filled and the employee stock ownership plan may, with prior Federal Reserve Board approval, purchase shares in the open market following completion of the conversion. For further information, see “Management—Executive Compensation—Employee Stock Ownership Plan and Trust.”

Federal regulations permit us to implement one or more new stock-based benefit plans no earlier than six months after completion of the conversion. Our current intention is to implement one or more new stock-based incentive plans, but we have not determined whether we would adopt the plans within 12 months following the completion of the conversion or more than 12 months following the completion of the conversion. Stockholder approval of these plans would be required. If we implement stock-based benefit plans within 12 months following the completion of the conversion, the stock-based benefit plans would reserve a number of shares (i) up to 4% of the shares of common stock sold in the offering (reduced by amounts purchased in the stock offering by our 401(k) plan using its purchase priority in the stock offering) for awards of restricted stock to key employees and directors, at no cost to the recipients, and (ii) up to 10% of the shares of common stock sold in the offering for issuance pursuant to the exercise of stock options by key employees and directors. The total number of shares available under the stock-based benefit plans is subject to adjustment as may be required by federal regulations or policy to reflect shares of common stock or stock options previously granted by Northfield-Federal or Northfield Bank. For stock-based benefit plans adopted within 12 months following the completion of the conversion, current regulatory policy would require that the total number of shares of restricted stock and the total number of shares available for the exercise of stock options not exceed 4% and 10%, respectively, of our total outstanding shares following the conversion. If the stock-based benefit plan is adopted more than 12 months after the completion of the conversion, it would not be subject to the percentage limitations set forth above. We have not yet determined the number of shares that would be reserved for issuance under these plans. For a description of our current stock-based benefit plan, see “Management—Compensation Discussion and Analysis—Equity Awards.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to 4% and 10% of the shares sold in the stock offering for restricted stock awards and stock options, respectively. The table shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees or consultants. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased			Dilution Resulting From Issuance of Shares for Stock-Based Benefit Plans	Value of Grants (In Thousands) (1)
	At Minimum of Offering Range	At Maximum of Offering Range	As a Percentage of Common Stock to be Sold in the Offering
					At Minimum of Offering Range	At Maximum of Offering Range
Employee stock ownership plan	1,156,000	1,564,000	4.0%	N/A (2)	$11,560	$15,640
Restricted stock awards	1,156,000	1,564,000	4.0	2.38%	11,560	15,640
Stock options	2,890,000	3,910,000	10.0	5.76%	5,173	6,999

Total	5,202,000	7,038,000	18.0%	7.88%	$28,293	$38,279

(1)	The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $1.79 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option term of 10 years; a dividend yield of 2.4%; a risk-free rate of return of 1.67%; and a volatility rate of 20.4%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.
(2)	No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the stock offering.

We may fund our stock-based benefit plans through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under our existing 2008 Equity Incentive Plan are exercised during the first year following completion of the offering, they will be funded with newly issued shares as federal regulations do not permit us to repurchase our shares during the first year following the completion of the offering except to fund the grants of restricted stock under our stock-based benefit plan or under extraordinary circumstances.

The following table presents information as of June 30, 2012 regarding our employee stock ownership plan, our 2008 Equity Incentive Plan and our proposed stock-based benefit plan. The table below assumes that 64,028,493 shares are outstanding after the offering, which includes the sale of 39,100,000 shares in the offering at the maximum of the offering range and the issuance of shares in exchange for shares of Northfield-Federal using an exchange ratio of 1.5426. It also assumes that the value of the stock is $10.00 per share.

Existing and New Stock Benefit Plans	Participants	Shares at Maximum of Offering Range		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion
Employee Stock Ownership Plan:	Employees

Shares purchased in 2007 offering (1)		2,709,236	(2)	$27,092,360		4.23%
Shares to be purchased in this offering		1,564,000		15,640,000		2.44

Total employee stock ownership plan shares		4,273,236		$42,732,360		6.67%

Restricted Stock Awards:	Directors, Officers and Employees
2008 Equity Incentive Plan (1)		1,284,446	(3)	$12,844,460	(4)	2.01%
New shares of restricted stock		1,564,000		15,640,000	(4)	2.44

Total shares of restricted stock		2,848,446		$28,484,460		4.45	%(5)

Stock Options:	Directors, Officers and Employees
2008 Equity Incentive Plan (1)		3,167,112	(6)	$5,669,131		4.95%

New stock options		3,910,000		6,998,900	(7)	6.11

Total stock options		7,077,112		$12,668,031		11.05	%(5)

Total of stock benefit plans		14,198,794		$83,884,851		22.18%

(1)	The number of shares indicated has been adjusted for the 1.5426 exchange ratio at the maximum of the offering range.
(2)	As of June 30, 2012, 442,384 of these shares, or 286,778 shares prior to adjustment for the exchange, have been allocated.
(3)	As of June 30, 2012, 1,284,446 of these shares, or 832,650 shares prior to adjustment for the exchange, have been awarded, and 775,203 of these shares, or 502,530 shares prior to adjustment for the exchange, have vested.
(4)	The value of restricted stock awards is determined based on their fair value as of the date grants are made. For purposes of this table, the fair value of awards under the new stock-based benefit plan is assumed to be the same as the offering price of $10.00 per share.
(5)	The number of shares of restricted stock and shares reserved for stock options set forth in the table would exceed regulatory limits if a stock-based incentive plan were adopted within one year of the completion of the conversion. Accordingly, the number of new shares of restricted stock and shares reserved for stock options set forth in the table would have to be reduced such that the aggregate amount of stock awards and shares reserved for stock options would be 4% or less and 10% or less, respectively, of our outstanding shares, unless we obtain a waiver from the Board of Governors of the Federal Reserve System, or we implement the incentive plan more than 12 months after completion of the conversion. We have not determined whether we will implement a new stock-based incentive plan earlier than 12 months after completion of the conversion or more than 12 months after the completion of the conversion.
(6)	As of June 30, 2012, options to purchase 3,249,333 of these shares, or 2,106,400 shares prior to adjustment for the exchange, have been awarded, and options to purchase 1,911,713 of these shares, or 1,239,280 shares prior to adjustment for the exchange, have vested.
(7)	The weighted-average fair value of stock options to be granted has been estimated at $1.76 per option, using the Black-Scholes option pricing model. The fair value of stock options uses the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 2.4%; expected term, 10 years; expected volatility, 20.4%; and risk-free rate of return, 1.67%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

Tax Consequences

Northfield Bancorp, MHC, Northfield-Federal, Northfield Bank and Northfield-Delaware have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding the material federal income tax consequences of the conversion, and have received opinions of Crowe Horwath LLP regarding the material New York and New Jersey state tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Northfield Bancorp, MHC, Northfield-Federal (except for cash paid for fractional shares), Northfield Bank, Northfield-Delaware, persons eligible to subscribe in the subscription offering, or existing stockholders of Northfield-Federal. Existing stockholders of Northfield-Federal who receive cash in lieu of fractional shares of Northfield-Delaware will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The toll-free telephone number is [stock center phone #]. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in the shares of common stock.

Risks Related to Our Business

Our concentration in multifamily loans and commercial real estate loans could expose us to increased lending risks and related loan losses.

Our current business strategy is to continue to emphasize multifamily loans and to a lesser extent commercial real estate loans. At June 30, 2012, $849.5 million, or 85.7% of our originated total loan portfolio held-for-investment, consisted of multifamily and commercial real estate loans. In addition, in October 2011, we acquired $41.9 million of commercial real estate purchased-credit impaired loans with an estimated fair value of $33.4 million at the acquisition date.

These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the properties and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Also, many of our borrowers have more than one of these types of loans outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential real estate loan.

In addition, if loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.

A significant portion of our loan portfolio is unseasoned. It is difficult to judge the future performance of unseasoned loans.

Our net loan portfolio has grown to $1.05 billion at June 30, 2012, from $418.7 million at December 31, 2007. A large portion of this increase is due to increases in multifamily real estate loans. It is difficult to assess the future performance of these recently originated loans because our relatively limited experience in multifamily lending does not provide us with a significant payment history from which to judge future collectability, especially in this period of difficult economic conditions. These loans may experience higher delinquency or charge-off levels than our historical loan portfolio experience, which could adversely affect our future performance.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, as well as the experience of other similarly situated institutions, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, or if delinquencies do not continue to improve or non-accrual and non-performing loans increase, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for loan losses and, based on information available to them at the time of their review, may require us to increase our allowance for loan losses or recognize further loan charge-offs. An increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our financial condition and results of operations.

Because most of our borrowers are located in the New York metropolitan area, a prolonged downturn in the local economy, or a decline in local real estate values, could cause an increase in nonperforming loans or a decrease in loan demand, which would reduce our profits.

Substantially all of our loans are secured by real estate located in our primary market areas. Continued weakness in our local economy and our local real estate markets could adversely affect the ability of our borrowers to repay their loans and the value of the collateral securing our loans, which could adversely affect our results of operations. Real estate values are affected by various factors, including supply and demand, changes in general or regional economic conditions, interest rates, governmental rules or policies, natural disasters, and the threat of terrorist attacks. Continued negative economic conditions also could result in reduced loan demand and a decline in loan originations. In particular, a significant decline in real estate values would likely lead to a decrease in new multifamily, commercial real estate, and home equity loan originations and increased delinquencies and defaults in our real estate loan portfolio.

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market areas, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, money market funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence and offer certain services that we do not or cannot provide, all of which benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do.

In addition, the recent crises in the financial services industry have resulted in a number of financial services companies such as investment banks and automobile and real estate finance companies electing to become bank holding companies. These financial services companies traditionally have generated funds from sources other than insured bank deposits. Many of the alternative funding sources traditionally utilized by these companies are no longer available. This has resulted in these companies relying more on insured bank deposits to fund their operations, which has increased competition for deposits and the related costs of such deposits. Our profitability depends on our continued ability to compete successfully in our market areas. For additional information, see “Business of Northfield-Federal and Northfield Bank—Market Area and Competition.”

We have been negatively affected by current market and economic conditions. A continuation or worsening of these conditions could adversely affect our operations, financial condition, and earnings.

The severe economic recession of 2008 and 2009 and the weak economic recovery since then have resulted in continued uncertainty in the financial markets and the expectation of weak general economic conditions, including high levels of unemployment. The resulting economic pressure on consumers and businesses has adversely affected our business, financial condition, and results of operations. The credit quality of loan and investment securities portfolios has deteriorated at many financial institutions and the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Some of our commercial and multifamily real estate loan customers have experienced increases in vacancy rates and declines in rental rates for both multifamily and commercial properties. Financial companies’ stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. A continuation or worsening of these conditions could result in reduced loan demand and further increases in loan delinquencies, loan losses, loan loss provisions, costs associated with monitoring delinquent loans and disposing of foreclosed property, and otherwise negatively affect our operations, financial condition, and earnings.

There are potential risks stemming from the loans we acquired in our Federal Deposit Insurance Corporation-assisted transaction.

The credit risk associated with the loans and other real estate owned we acquired in our Federal Deposit Insurance Corporation-assisted acquisition of First State Bank in October 2011 were substantially mitigated by the discount we received from the Federal Deposit Insurance Corporation; however, these assets are not without risk of loss. Although these acquired assets were initially accounted for at fair value, which reflects an estimate of expected credit losses related to these assets, we did not purchase the assets with loss share from the Federal Deposit Insurance Corporation. To the extent future cash flows are less than those estimated at time of acquisition, we will recognize impairment losses on the underlying loan pools. Fluctuations in national, regional and local economic conditions and other factors may increase the level of charge-offs on the loans we acquired in this transaction and correspondingly reduce our net income.

We could record future losses on our securities portfolio.

During the years ended December 31, 2011 and 2010, we recognized total other-than-temporary impairment on our securities portfolio of $1.2 million and $962,000, respectively, of which $409,000 and $154,000, respectively, were considered to be credit-related and, therefore, recorded as a loss through a reduction of non-interest income. A number of factors or combinations of factors could require us to conclude, in one or more future reporting periods, that an unrealized loss that exists with respect to our securities portfolio constitutes additional impairment that is other than temporary, which could result in material losses to us. These factors include, but are not limited to, a continued failure by an issuer to make scheduled interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value. In addition, the fair values of securities could decline if the overall economy and the financial condition of some of the issuers deteriorates and there remains limited liquidity for these securities.

Our inability to achieve profitability on new branches may negatively impact our earnings.

We currently intend to open four new branch offices by December 31, 2013, two in Brooklyn, New York, one in Staten Island, New York and one in Union, New Jersey. The profitability of these branches will depend on whether the income that we generate from the additional branches we establish will offset the increased expenses resulting from operating new branches. We expect that it may take a period of time before new branches can become profitable. During this period, operating new branches may negatively affect our operating results.

Changes in market interest rates could adversely affect our financial condition and results of operations.

Our financial condition and results of operations are significantly affected by changes in market interest rates. Our results of operations substantially depend on our net interest income, which is the difference between the interest income we earn on our interest-earning assets and the interest expense we pay on our interest-bearing liabilities. Our interest-bearing liabilities generally reprice or mature more quickly than our interest-earning assets. If rates increase rapidly, we may have to increase the rates we pay on our deposits and borrowed funds more quickly than any changes in interest rates earned on our loans and investments, resulting in a negative effect on interest spreads and net interest income. In addition, the effect of rising rates could be compounded if deposit customers move funds from savings accounts to higher rate certificate of deposit accounts. Conversely, should market interest rates fall below current levels, our net interest margin could also be negatively affected if competitive pressures keep us from further reducing rates on our deposits, while the yields on our assets decrease more rapidly through loan prepayments and interest rate adjustments.

We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates often result in increased prepayments of loans and mortgage-related securities, as borrowers refinance their loans to reduce borrowings costs. Under these circumstances, we are subject to reinvestment risk to the extent we are unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and/or may make it more difficult for borrowers to repay adjustable rate loans. Changes in interest rates also affect the value of our interest earning assets and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates.

Changes in interest rates also affect the value of our interest earning assets and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At June 30, 2012, the fair value of our securities portfolio (excluding Federal Home Loan Bank of New York stock) totaled $1.23 billion.

At June 30, 2012, our simulation model indicated that our net portfolio value (the net present value of our interest-earning assets and interest-bearing liabilities) would decrease by 13.8% if there was an instantaneous parallel 200 basis point increase in market interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk.”

Historically low interest rates may adversely affect our net interest income and profitability.

The Federal Reserve Board has recently maintained interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a general matter, our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets, which has resulted in increases in net interest income in the short term. Our ability to lower our interest expense is limited at these interest rate levels while the average yield on our interest-earning assets may continue to decrease. The Federal Reserve Board has indicated its intention to maintain low interest rates through late 2014. Accordingly, our net interest income (the difference between interest income earned on assets and interest expense paid on liabilities) may decrease, which may have an adverse affect on our profitability.

If our investment in the common stock of the Federal Home Loan Bank of New York is classified as other-than-temporarily impaired or as permanently impaired, earnings and stockholders’ equity could decrease.

We own stock of the Federal Home Loan Bank of New York, which is part of the Federal Home Loan Bank system. The Federal Home Loan Bank of New York common stock is held to qualify for membership in the Federal Home Loan Bank of New York and to be eligible to borrow funds under the Federal Home Loan Bank of New York’s advance programs. The aggregate cost of our Federal Home Loan Bank of New York common stock as of June 30, 2012, was $14.2 million based on its par value. There is no market for Federal Home Loan Bank of New York common stock.

Although the Federal Home Loan Bank of New York is not reporting current operating difficulties, it is possible that the capital of the Federal Home Loan Bank system, including the Federal Home Loan Bank of New York, could be substantially diminished. This could occur with respect to an individual Federal Home Loan Bank due to the requirement that each Federal Home Loan Bank is jointly and severally liable along with the other Federal Home Loan Banks for the consolidated obligations issued through the Office of Finance, a joint office of the Federal Home Loan Banks, or due to the merger of a Federal Home Loan Bank experiencing operating difficulties into a stronger Federal Home Loan Bank. Consequently, there continues to be a risk that our investment in Federal Home Loan Bank of New York common stock could be deemed other-than-temporarily impaired at some time in the future, and if this occurs, it would cause our earnings and stockholders’ equity to decrease by the impairment charge.

The expiration of unlimited Federal Deposit Insurance Corporation insurance on certain non-interest-bearing transaction accounts may increase our costs and reduce our liquidity levels.

On December 31, 2012, unlimited Federal Deposit Insurance Corporation insurance on certain non-interest-bearing transaction accounts is scheduled to expire. Unlimited insurance coverage does not apply to money market deposit accounts or negotiable order of withdrawal accounts. The reduction in Federal Deposit Insurance Corporation insurance on other types of accounts to the standard $250,000 maximum amount may cause depositors to place such funds in fully insured interest-bearing accounts, which would increase our costs of funds and negatively affect our results of operations, or may cause depositors to withdraw their deposits and invest uninsured funds in investments perceived as being more secure, such as securities issued by the United States Treasury. This may reduce our liquidity, or require us to pay higher interest rates to maintain our liquidity by retaining deposits.

Further downgrades in the U.S. government’s sovereign credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain related institutions, agencies and instrumentalities, could result in risks to us and the general economy that we are not able to predict.

On August 5, 2011, Standard & Poor’s downgraded the United States long-term debt rating from its AAA rating to AA+. On August 8, 2011, Standard & Poor’s downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. Instruments of this nature are key assets on the balance sheets of financial institutions, including Northfield Bank. These downgrades could adversely affect the market value of such instruments, and could adversely impact our ability to obtain funding that is collateralized by affected instruments, as well as affecting the pricing of that funding when it is available. We cannot predict if, when or how these changes to the credit ratings will affect economic conditions. These ratings downgrades could result in a significant adverse impact to us, and could exacerbate the other risks to which we are subject.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial condition and results of operations.

Our accounting policies are essential to understanding our financial results and condition. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses.

From time to time, the Financial Accounting Standards Board and the Securities and Exchange Commission change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our financial statements. These changes are beyond our control, can be hard to predict and could materially impact how we report our results of operations and financial condition. We could also be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements in material amounts.

The need to account for certain assets at estimated fair value may adversely affect our results of operations.

We report certain assets, including securities, at estimated fair value. Generally, for assets that are reported at fair value, we use quoted market prices or valuation models that utilize observable market inputs to estimate fair value. Because we carry these assets on our books at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. Elevated delinquencies, defaults, and estimated losses from the disposition of collateral in our private-label mortgage-backed securities portfolio may require us to recognize additional other-than-temporary impairments in future periods with respect to our securities portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in the estimated fair value of the securities and our estimation of the anticipated recovery period.

We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings and the book values of these assets would decrease.

We are required to test our goodwill for impairment on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of our common shares, the estimated net present value of our assets and liabilities and information concerning the terminal valuation of similarly situated insured depository institutions. It is possible that future impairment testing could result in a partial or full impairment of the value of our goodwill. If an impairment determination is made in a future reporting period, our earnings and the book value of goodwill will be reduced by the amount of the impairment.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and suffer damage to our reputation.

We are required to maintain a significant percentage of our total assets in residential mortgage loans and investments secured by residential mortgage loans, which restricts our ability to diversify our loan portfolio.

A federal savings bank differs from a commercial bank in that it is required to maintain at least 65% of its total assets in “qualified thrift investments” which generally include loans and investments for the purchase, refinance, construction, improvement, or repair of residential real estate, as well as home equity loans, education loans and small business loans. To maintain our federal savings bank charter we have to be a “qualified thrift lender” or “QTL” in nine out of each 12 immediately preceding months. The QTL requirement limits the extent to which we can grow our commercial loan portfolio, and failing the QTL test can result in an enforcement action. However, a loan that does not exceed $2 million (including a group of loans to one borrower) that is for commercial, corporate, business, or agricultural purposes is included in our qualified thrift investments. As of June 30, 2012, we maintained 84.1% of our portfolio assets in qualified thrift investments. Because of the QTL requirement, we may be limited in our ability to change our asset mix and increase the yield on our earning assets by growing our commercial loan portfolio.

In addition, if we continue to grow our commercial real estate loan portfolio and our residential mortgage loan portfolio decreases, it is possible that in order to maintain our QTL status, we could be forced to buy mortgage-backed securities or other qualifying assets at times when the terms of such investments may not be attractive. Alternatively, we may find it necessary to pursue different structures, including converting Northfield Bank’s savings bank charter to a commercial bank charter.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches, but such events may still occur or may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to certain third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruption, or breach of security could damage our reputation and result in a loss of customers and business thereby subjecting us to additional regulatory scrutiny, or could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

We are subject to extensive regulatory oversight.

We are subject to extensive supervision, regulation, and examination by the Office of the Comptroller of the Currency, the Federal Reserve Board and the Federal Deposit Insurance Corporation. As a result, we are limited in the manner in which we conduct our business, undertake new investments and activities, and obtain financing. This regulatory structure is designed primarily for the protection of the Deposit Insurance Fund and our depositors, and not to benefit our stockholders. This regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement actions and examination policies, including policies with respect to capital levels, the timing and amount of dividend payments, the classification of assets, the establishment of adequate loan loss reserves for regulatory purposes and the timing and amounts of assessments and fees.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

Legislative or regulatory responses to perceived financial and market problems could impair our rights against borrowers.

Federal, state and local laws and policies could reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans, and may limit the ability of lenders to foreclose on mortgage collateral. Restrictions on Northfield Bank’s rights as creditor could result in increased credit losses on our loans and mortgage-backed securities, or increased expense in pursuing our remedies as a creditor.

Changes in the structure of Fannie Mae and Freddie Mac (“GSEs”) and the relationship among the GSEs, the federal government and the private markets, or the conversion of the current conservatorship of the GSEs into receivership, could result in significant changes to our securities portfolio.

The GSEs are currently in conservatorship, with its primary regulator, the Federal Housing Finance Agency, acting as conservator. We cannot predict if, when or how the conservatorships will end, or any associated changes to the GSEs’ business structure that could result. We also cannot predict whether the conservatorships will end in receivership. There are several proposed approaches to reform the GSEs which, if enacted, could change the structure of the GSEs and the relationship among the GSEs, the government and the private markets, including the trading markets for agency conforming mortgage loans and markets for mortgage-related securities in which we participate. We cannot predict the prospects for the enactment, timing or content of legislative or rulemaking proposals regarding the future status of the GSEs. Accordingly, there continues to be uncertainty regarding the future of the GSEs, including whether they will continue to exist in their current form. GSE reform, if enacted, could result in a significant change and adversely impact our business operations.

Financial reform legislation has, among other things, eliminated the Office of Thrift Supervision, tightened capital standards and created a new Consumer Financial Protection Bureau, and will result in new laws and regulations that are expected to increase our costs of operations.

The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Among other things, as a result of the Dodd-Frank Act:

•

the Office of the Comptroller of the Currency became the primary federal regulator for federal savings associations such as Northfield Bank (replacing the Office of Thrift Supervision), and the Federal Reserve Board now supervises and regulates all savings and loan holding companies that were formerly regulated by the Office of Thrift Supervision, including Northfield-Federal and Northfield Bancorp, MHC;

•

effective July 21, 2011, the federal prohibition on paying interest on demand deposits has been eliminated, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change could have an adverse effect on our interest expense;

•

the Federal Reserve Board is required to set minimum capital levels for depository institution holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital are required to be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. There is a five-year transition period (from the July 21, 2010 effective date of the Dodd-Frank Act) before the capital requirements will apply to savings and loan holding companies;

•

the federal banking regulators are required to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives;

•

a new Consumer Financial Protection Bureau has been established, which has broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like Northfield Bank, will be examined by their applicable bank regulators; and

•

federal preemption rules that have been applicable for national banks and federal savings banks have been weakened, and state attorneys general have the ability to enforce federal consumer protection laws.

In addition to the risks noted above, we expect that our operating and compliance costs, and possibly our interest expense, could increase as a result of the Dodd-Frank Act and the implementing rules and regulations. The need to comply with additional rules and regulations, as well as state laws and regulations to which we were not previously subject, will also divert management’s time from managing the remainder of our operations. Higher capital levels could require us to maintain higher levels of assets that earn less interest and dividend income.

The value of our deferred tax asset could be reduced if corporate tax rates in the U.S. are decreased.

There have been recent discussions in Congress and by the executive branch regarding potentially decreasing the U.S. corporate tax rate. While we may benefit in some respects from any decreases in these corporate tax rates, any reduction in the U.S. corporate tax rate would result in a decrease to the value of our net deferred tax asset, which could negatively affect our financial condition and results of operations.

Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Our business strategy includes growth plans. Our prospects must be considered carefully in light of risks, expenses and difficulties frequently encountered by companies in significant growth strategies. We may not be able to expand our market presence in our existing markets, and any such expansion, including the costs associated with de novo branching or acquisitions, may adversely affect our results of operations. Failure to effectively grow could have a material adverse effect on our business, future prospects, financial condition, or results of operations and could adversely affect our ability to successfully implement our business strategy. In addition, if we grow more slowly than anticipated, our operating results could be adversely affected.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to the types of risk to which we are subject, including strategic, market, liquidity, compliance and operational risks, among others. While we employ a broad and diversified set of risk monitoring and mitigation techniques, those techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions, heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have resulted in a heightened level of risk for us. Accordingly, we could suffer losses as a result of our failure to properly anticipate and manage these risks.

Acquisitions may disrupt our business and dilute stockholder value.

In October 2011, Northfield Bank assumed all of the deposits and acquired substantially all of the assets of First State Bank, a New Jersey chartered bank, from the Federal Deposit Insurance Corporation as receiver for First State Bank. In addition, in March 2012, we entered into an agreement to acquire Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings & Loan Association. We regularly evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, negotiations may take place and future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. We seek acquisition partners that offer us either significant market presence or the potential to expand our market footprint and improve profitability through economies of scale or expanded services.

Acquiring other banks, businesses, or branches may have an adverse impact on our financial results and may involve various other risks commonly associated with acquisitions, including, among other things:

•	difficulty in estimating the value of the target company;

•	payment of a premium over book and market values that may dilute our tangible book value and earnings per share in the short and long term;

•	potential exposure to unknown or contingent liabilities of the target company;

•	exposure to potential asset quality problems of the target company;

•	potential volatility in reported income associated with goodwill impairment losses;

•	difficulty and expense of integrating the operations and personnel of the target company;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits;

•	potential disruption to our business;

•	potential diversion of our management’s time and attention;

•	the possible loss of key employees and customers of the target company; and

•	potential changes in banking or tax laws or regulations that may affect the target company.

Risks Related to the Offering

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering. In several recent cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Northfield-Delaware and the outlook for the financial services industry in general. Price fluctuations may be unrelated to the operating performance of particular companies.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.

We intend to invest between $137.2 million and $186.1 million of the net proceeds of the offering in Northfield Bank. We may use the remaining net proceeds to invest in short-term investments, repurchase shares of common stock, pay dividends or for other general corporate purposes. We also expect to use a portion of the net proceeds we retain to fund a loan for the purchase of shares of common stock in the offering by the employee stock ownership plan. Northfield Bank may use the net proceeds it receives to fund new loans, expand its retail banking franchise by acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, with the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. Also, certain of these uses, such as opening new branches or acquiring other financial institutions, may require the approval of the Office of the Comptroller of the Currency and the Federal Reserve Board. We have not established a timetable for reinvesting the net proceeds, and we cannot predict how long we will require to reinvest the net proceeds. Our failure to utilize these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Following the stock offering, we expect our consolidated equity to be between $660.8 million at the minimum of the offering range and $750.3 million at the maximum of the offering range. Based upon our annualized income for the six months ended June 30, 2012, and these pro forma equity levels, our return on equity would be 2.69% and 2.37% at the minimum and maximum of the offering range, respectively. We expect our return on equity to remain low until we are able to leverage the additional capital we receive from the stock offering. Although we will be able to increase net interest income using proceeds of the stock offering, our return on equity will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plan we intend to adopt. Until we can increase our net interest income and non-interest income and leverage the capital raised in the stock offering, we expect our return on equity to remain low, which may reduce the market price of our shares of common stock.

Our stock-based benefit plans will increase our expenses and reduce our income.

We intend to adopt one or more new stock-based benefit plans after the conversion, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under our stock-based benefit plan. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted under the plan, the fair market value of our stock or options on the date of grant, the vesting period and other factors which we cannot predict at this time. In the event we adopt the plan within 12 months following the conversion, under current regulatory policy the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our existing and proposed stock-based benefit plans will be limited to 4% and 10%, respectively, of the total shares of our common stock outstanding. If we award restricted shares of common stock or grant options in excess of these amounts under stock-based benefit plans adopted more than 12 months after the completion of the conversion, our costs would increase further.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the offering for shares purchased in the offering has been estimated to be approximately $5.0 million ($3.4 million after tax) at the maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management—Benefits to be Considered Following Completion of the Conversion.”

The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.

We intend to adopt one or more new stock-based benefit plans following the stock offering. These plans may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund these plans will be subject to many factors, including, but not limited to, applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plan through open market purchases, stockholders would experience a 7.88% dilution in ownership interest at the maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock in an amount equal to up to 10% and 4%, respectively, of the shares sold in the offering. In the event we adopt the plan within 12 months following the conversion, under current regulatory policy the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our existing and proposed stock-based benefit plans would be limited to 4% and 10%, respectively, of the total shares of our common stock outstanding. In the event we adopt the plan more than 12 months following the conversion, the plan would not be subject to these limitations and stockholders could experience greater levels of dilution.

Although the implementation of the stock-based benefit plan will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined when we will adopt one or more new stock-based benefit plans. Stock-based benefit plans adopted more than 12 months following the completion of the conversion may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.

If we adopt stock-based benefit plans more than 12 months following the completion of the conversion, then grants of shares of common stock or stock options under our existing and proposed stock-based benefit plans may exceed 4% and 10%, respectively, of our total outstanding shares. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Our stock-based benefit plans would increase our expenses and reduce our income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “—The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the determination as to the timing of the implementation of such plans will be at the discretion of our board of directors.

Various factors may make takeover attempts more difficult to achieve.

Our board of directors has no current intention to sell control of Northfield-Delaware. Provisions of our certificate of incorporation and bylaws, federal regulations, Northfield Bank’s charter, Delaware law, shares of restricted stock and stock options that we have granted or may grant to employees and directors, stock ownership by our management and directors and employment agreements that we have entered into with our executive officers, and various other factors may make it more difficult for companies or persons to acquire control of Northfield-Delaware without the consent of our board of directors. You may want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock. For additional information, see “Restrictions on Acquisition of Northfield-Delaware,” “Management—Employment Agreements,” “—Potential Payments to Named Executive Officers” and “—Benefits to be Considered Following Completion of the Conversion.”

We may not pay dividends on our shares of common stock, and we may not receive regulatory approval to pay a special dividend following the completion of the conversion.

Northfield-Federal ceased paying dividends on its common stock after March 31, 2012. Although Northfield-Delaware intends to pay a quarterly cash dividend to its stockholders, stockholders are not entitled to receive dividends. Furthermore, the payment of a one-time, special dividend to all Northfield-Delaware stockholders is subject to regulatory approval. We may not receive such regulatory approval, either promptly following the completion of the conversion or at all, or we may receive only regulatory approval to pay a smaller special dividend than we currently intend. See “Our Dividend Policy” for additional information.

There may be a decrease in stockholders’ rights for existing stockholders of Northfield-Federal.

As a result of the conversion, existing stockholders of Northfield-Federal will become stockholders of Northfield-Delaware. In addition to the provisions discussed above that may discourage takeover attempts that may be favored by stockholders, some rights of stockholders of Northfield-Delaware will be reduced compared to the rights stockholders currently have in Northfield-Federal. The reduction in stockholder rights results from differences between the federal and Delaware chartering documents and bylaws, and from distinctions between federal and Delaware law. Many of the differences in stockholder rights under the certificate of incorporation and bylaws of Northfield-Delaware are not mandated by Delaware law but have been chosen by management as being in the best interests of Northfield-Delaware and its stockholders. The certificate of incorporation and bylaws of Northfield-Delaware include the following provisions: (i) greater lead time required for stockholders to submit proposals for new business or to nominate directors; and (ii) approval by at least 80% of the outstanding shares of capital stock entitled to vote generally is required to amend the bylaws and certain provisions of the certificate of incorporation. See “Comparison of Stockholders’ Rights For Existing Stockholders of Northfield Bancorp, Inc.” for a discussion of these differences.

You may not revoke your decision to purchase Northfield-Delaware common stock in the subscription or community offerings after you send us your order.

Funds submitted or automatic withdrawals authorized in connection with a purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date and consummation of a syndicated offering. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be one or more delays in the completion of the conversion and offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond [extension deadline], or the number of shares to be sold in the offering is increased to more than 39,100,000 shares or decreased to fewer than 28,900,000 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted to certain current or former depositors of Northfield Bank or depositors of the former First State Bank or Flatbush Federal Savings & Loan Association are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated historical financial and other data of Northfield-Federal and its subsidiaries for the years and at the dates indicated. The following is only a summary and you should read it in conjunction with the consolidated financial statements beginning on page F-1 of this prospectus. The information at December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010, and 2009 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007, is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at June 30, 2012 and for the six months ended June 30, 2012 and 2011, is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the six months ended June 30, 2012, are not necessarily indicative of the results to be achieved for all of 2012.

	At June 30, 2012	At December 31,
		2011	2010	2009	2008	2007
	(In thousands)
Selected Financial Condition Data:
Total assets	$2,463,922	$2,376,918	$2,247,167	$2,002,274	$1,757,761	$1,386,918
Trading securities	4,490	4,146	4,095	3,403	2,498	3,605
Securities available-for-sale, at estimated market value	1,221,219	1,098,725	1,244,313	1,131,803	957,585	802,417
Securities held-to-maturity	2,832	3,617	5,060	6,740	14,479	19,686
Loans held-for-sale (1)	355	3,900	1,170	—	—	270
Loans held-for-investment:
Purchased credit-impaired (PCI) loans	82,111	88,522	—	—	—	—
Originated loans, net	990,837	985,945	827,591	729,269	589,984	424,329

Loans held-for-investment, net	1,072,948	1,074,467	827,591	729,269	589,984	424,329
Allowance for loan losses	(27,042)	(26,836)	(21,819)	(15,414)	(8,778)	(5,636)

Net loans held-for-investment	1,045,906	1,047,631	805,772	713,855	581,206	418,693
Other real estate owned	2,139	3,359	171	1,938	1,071	—
Deposits	1,543,181	1,493,526	1,372,842	1,316,885	1,024,439	877,225
Borrowed funds	513,571	481,934	391,237	279,424	332,084	124,420
Total stockholders’ equity	388,892	382,650	396,717	391,540	386,578	367,340

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In thousands)
Selected Operating Data:
Interest income	$45,499	$44,436	$91,017	$86,495	$85,568	$75,049	$65,702
Interest expense	11,561	12,836	25,413	24,406	28,977	28,256	28,836

Net interest income before provision for loan losses	33,938	31,600	65,604	62,089	56,591	46,793	36,866
Provision for loan losses	1,159	3,117	12,589	10,084	9,038	5,082	1,442

Net interest income after provision for loan losses	32,779	28,483	53,015	52,005	47,553	41,711	35,424
Non-interest income (2)	5,405	5,299	11,835	6,842	5,393	6,153	9,478
Non-interest expense	24,443	19,537	41,530	38,684	34,254	24,852	35,950

Income before income taxes	13,741	14,245	23,320	20,163	18,692	23,012	8,952
Income tax expense (benefit)	4,845	4,928	6,497	6,370	6,618	7,181	(1,555)

Net income	$8,896	$9,317	$16,823	$13,793	$12,074	$15,831	$10,507

Net income (loss) per common share basic and diluted (3)	$0.23	$0.23	$0.42	$0.33	$0.28	$0.37	$(0.03)
Weighted average basic shares outstanding (3)	38,579,475	40,848,467	40,068,991	41,387,106	42,405,774	43,133,856	43,076,586
Weighted average diluted shares outstanding	39,053,118	41,260,033	40,515,245	41,669,006	42,532,568	—	—

(footnotes begin on following page)

	At or For the Six Months Ended June 30, (13)		At or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets) (4)	0.75%	0.82%	0.72%	0.65%	0.64%	1.01%	0.78%
Return on equity (ratio of net income to average equity) (4)	4.64	4.74	4.27	3.46	3.09	4.22	5.27
Interest rate spread (5)	2.79	2.70	2.75	2.78	2.66	2.37	2.34
Net interest margin (6)	3.03	2.96	3.01	3.10	3.16	3.13	2.87
Dividend payout ratio (7)	19.29	19.81	22.00	23.98	24.54	4.66	—
Efficiency ratio (4)(8)	62.13	52.95	53.63	56.12	55.26	46.94	77.57
Non-interest expense to average total assets (4)	2.05	1.72	1.79	1.82	1.82	1.58	2.66
Average interest-earning assets to average interest-bearing liabilities	122.85	121.92	122.23	125.52	130.44	136.94	123.33
Average equity to average total assets	16.07	17.35	16.95	18.81	20.82	23.84	14.73
Asset Quality Ratios:
Non-performing assets to total assets	1.50	2.52	1.99	2.72	2.19	0.61	0.71
Non-performing loans to total loans	3.24	6.43	4.07	7.36	5.73	1.63	2.32
Non-performing loans to originated loans (9)	3.51	6.43	4.43	7.36	5.73	1.63	2.32
Allowance for loan losses to non-performing loans held-for-investment (10)	77.90	40.54	66.40	35.83	36.86	91.07	57.31
Allowance for loan losses to total loans held-for-investment, net (11)	2.52	2.61	2.50	2.64	2.11	1.49	1.33
Allowance for loan losses to originated loans held-for-investment, net (9)	2.73	2.61	2.72	2.64	2.11	1.49	1.33
Capital Ratios:
Total capital (to risk-weighted assets) (12)	22.50	27.51	24.71	27.39	28.52	34.81	38.07
Tier I capital (to risk-weighted assets) (12)	21.24	26.22	23.42	26.12	27.24	33.68	37.23
Tier I capital (to adjusted assets) (12)	13.40	13.57	13.42	13.43	14.35	15.98	18.84
Other Data:
Number of full service offices	25	21	24	20	18	18	18
Full time equivalent employees	276	258	277	243	223	203	192

(1)	Loans held-for-sale at December 31, 2011 included $3.4 million of non-performing loans.
(2)	Non-interest income for the year ended December 31, 2011 includes bargain-purchase gain, net of tax, of $3.6 million.
(3)	Net loss per share in 2007 is calculated for the period that Northfield-Federal’s shares of common stock were outstanding (November 8, 2007 through December 31, 2007). The net loss for this period was $1.5 million due to the $7.8 million contribution to Northfield Bank Foundation in connection with our initial stock offering.
(4)	2011 performance ratios include an after tax bargain purchase gain of $3.6 million associated with the Federal Deposit Insurance Corporation-assisted acquisition of a failed bank. 2010 performance ratios include a $1.8 million charge ($1.2 million after-tax) related to costs associated with Northfield Federal’s postponed second-step offering, and a $738,000 benefit related to the elimination of deferred tax liabilities associated with a change in New York state tax law. 2009 performance ratios include a $770,000 expense ($462,000 after-tax) related to a special Federal Deposit Insurance Corporation deposit insurance assessment. 2008 performance ratios include a $2.5 million tax-exempt gain from the death of an officer and $463,000 ($292,000, net of tax) in costs associated with the Bank’s conversion to a new core processing system that was completed in January 2009. 2007 performance ratios include the after-tax effect of: a charge of $7.8 million due to Northfield-Federal’s contribution to the Northfield Bank Foundation; a gain of $2.4 million as a result of the sale of two branch locations, and associated deposit relationships; net interest income of approximately $800,000 (after-tax), for the year ended December 31, 2007, as it relates to short-term investment returns earned on subscription proceeds (net of interest paid during the stock offering); and the reversal of state and local tax liabilities of approximately $4.5 million, net of federal taxes.
(5)	The interest rate spread represents the difference between the weighted-average yield on interest earning assets and the weighted-average costs of interest-bearing liabilities.
(6)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(7)	Dividend payout ratio is calculated as total dividends declared for the year (excluding dividends waived by Northfield Bancorp, MHC) divided by net income for the year.
(8)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(9)	Excludes PCI loans held-for-investment.
(10)	Excludes nonperforming loans held-for-sale, carried at aggregate lower of cost or estimated fair value, less costs to sell.
(11)	Includes PCI loans held-for-investment.
(12)	Capital ratios are presented for Northfield Bank only.
(13)	Ratios are annualized, where appropriate.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce our margins and yields or reduce the fair value of financial instruments;

•	adverse changes in the securities markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	our ability to manage operations in the current economic conditions;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	our ability to successfully integrate acquired entities;

•	changes in consumer spending, borrowing and savings habits;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	changes in our organization, compensation and benefit plans;

•	changes in the level of government support for housing finance;

•	significant increases in our loan losses; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 18.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $274.5 million and $372.1 million.

We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of
	28,900,000 Shares		34,000,000 Shares		39,100,000 Shares
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$289,000		$340,000		$391,000
Less offering expenses	14,542		16,715		18,887

Net offering proceeds	$274,458	100.0%	$323,285	100.0%	$372,113	100.0%

Distribution of net proceeds:
To Northfield Bank	$137,229	50.0%	$161,643	50.0%	$186,057	50.0%
To fund loan to employee stock ownership plan	$11,560	4.2%	$13,600	4.2%	$15,640	4.2%
Retained by Northfield-Delaware (1)	$125,669	45.8%	$148,042	45.8%	$170,416	45.8%

(1)	In the event the stock-based benefit plan providing for stock awards and stock options is approved by stockholders, and assuming shares are purchased for the stock awards at $10.00 per share, an additional $11.6 million, $13.6 million and $15.6 million of net proceeds will be used by Northfield-Delaware. In this case, the net proceeds retained by Northfield-Delaware would be $114.1 million, $134.4 million and $154.8 million, respectively, at the minimum, midpoint and maximum of the offering range.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Northfield Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if fewer shares were sold in the subscription and community offerings and more in the syndicated offering than we have assumed. In addition, amounts shown for the distribution of the net proceeds at the minimum of the offering range to fund the loan to the employee stock ownership plan and proceeds to be retained by Northfield-Delaware may change if we exercise our right to have the employee stock ownership plan purchase more than 4% of the shares of common stock offered if necessary to complete the offering at the minimum of the offering range.

Northfield-Delaware may use the proceeds it retains from the offering:

•	to invest in securities;

•	to finance the acquisition of financial institutions, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

•	to pay cash dividends to stockholders;

•	to repurchase shares of our common stock; and

•	for other general corporate purposes.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under current federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund management recognition plans (which would require notification to the Federal Reserve Board) or tax qualified employee stock benefit plans.

Northfield Bank may use the net proceeds it receives from the offering:

•	to fund new loans, with an emphasis on multifamily real estate loans and commercial real estate loans;

•

to expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity;

•	to enhance existing products and services and to support the development of new products and services;

•

to invest in mortgage-backed securities and collateralized mortgage obligations, and debt securities issued by the U.S. Government, U.S. Government agencies or U.S. Government sponsored enterprises; and

•	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions.

We expect our return on equity to decrease as compared to our performance in recent years, until we are able to reinvest effectively the additional capital raised in the offering. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors—Risks Related to Our Business—Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance and the value of our common stock.”

OUR DIVIDEND POLICY

After the completion of the conversion, we intend to pay cash dividends on a quarterly basis. We expect the quarterly dividends per share to be $0.06 per share, which equals $0.24 per share on an annualized basis and an annual yield of 2.4% based on a price of $10.00 per share.

We also intend to seek regulatory approval to pay a one-time, special dividend of $0.25 per share to all Northfield-Delaware stockholders. No assurances can be given as to whether or when such approval may be obtained.

The dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will pay dividends in the future, or that any such dividends will not be reduced or eliminated.

Northfield-Federal declared its initial dividend during the quarter ended December 31, 2008. Dividends were declared in each subsequent quarterly period through the quarter ended March 31, 2012. This final dividend payment was $0.06 per share, which equals $0.24 per share on an annualized basis. Northfield-Federal stopped paying dividends following the March 31, 2012 quarter due to a Federal Reserve Board requirement that a “grandfathered” mutual holding company, like Northfield Bancorp, MHC, obtain member (depositor) approval and comply with other procedural requirements prior to waiving dividends, which would make dividend waivers impracticable. Northfield Bancorp, MHC had previously received non-objection from the Office of Thrift Supervision and, after July 21, 2011, the Federal Reserve Board, to waive receipt of all dividend payments on the Northfield-Federal shares owned by Northfield Bancorp, MHC through the dividend paid for the quarter ended March 31, 2012. Cash dividends paid by Northfield-Federal during the three months ended March 31, 2012 were $1.7 million. Dividends waived by Northfield Bancorp, MHC during the three months ended March 31, 2012 were $3.0 million.

After the completion of the conversion, Northfield Bank will not be permitted to pay dividends on its capital stock to Northfield-Delaware, its sole stockholder, if Northfield Bank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Northfield Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized. Northfield Bank must generally file an application with the Office of the Comptroller of the Currency for approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of Northfield Bank’s net income for that year to date plus its retained net income for the preceding two years or Northfield Bank would not be at least adequately capitalized following the distribution. In addition, any payment of dividends by Northfield Bank to us that would be deemed to be drawn from Northfield Bank’s bad debt reserves, if any, would require a payment of taxes at the then-current tax rate by Northfield Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Northfield Bank does not intend to make any distribution that would create such a federal tax liability. See “The Conversion and Offering—Liquidation Rights.” For further information concerning additional federal law and regulations regarding the ability of Northfield Bank to make capital distributions, including the payment of dividends to Northfield-Delaware, see “Taxation—Federal Taxation” and “Supervision and Regulation—Federal Banking Regulation.”

Northfield-Delaware will not be permitted to pay dividends on its common stock if its stockholders’ equity would be reduced below the amount of the liquidation account established by Northfield-Delaware in connection with the conversion. However, the source of dividends will depend on the net proceeds retained by Northfield-Delaware and earnings thereon, and dividends from Northfield Bank. In addition, Northfield-Delaware will be subject to state law limitations and federal banking regulatory policy on the payment of dividends. Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

We will file a consolidated federal tax return with Northfield Bank. Accordingly, it is anticipated that any cash distributions made by us to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, pursuant to Federal Reserve Board regulations, during the three-year period following the conversion, we will not make any capital distribution to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

Northfield-Federal’s common stock is currently listed on the Nasdaq Global Select Market under the symbol “NFBK,.” Upon completion of the conversion, the new shares of common stock of Northfield-Delaware will replace the existing shares on the Nasdaq Global Select Market and we expect our shares of common stock will also trade on the Nasdaq Global Select Market under the symbol “NFBK.” In order to list our stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of [voting record date], Northfield-Federal had approximately _____ registered market makers in its common stock. Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated have advised us that they intend to make a market in our common stock following the offering, but are under no obligation to do so.

The following table sets forth the high and low trading prices for shares of Northfield-Federal common stock for the periods indicated, as obtained from the Nasdaq Stock Market, and the dividends paid during those periods. As of the close of business on [voting record date], there were              shares of common stock outstanding, including                     publicly held shares (shares held by stockholders other than Northfield Bancorp, MHC), and approximately              stockholders of record.

	Price Per Share				Dividends Paid
	High		Low
2012
Third quarter (through , 2012)	$		$		$
Second quarter		$14.77		$12.96		$—

First quarter		$16.49		$13.05		$0.12

2011
Fourth quarter		$14.62		$12.61		$0.06
Third quarter		$14.42		$11.68		$0.06
Second quarter		$14.25		$12.92		$0.06
First quarter		$13.88		$12.70		$0.05

2010
Fourth quarter		$13.49		$10.80		$0.05
Third quarter		$13.81		$10.51		$0.05
Second quarter		$15.30		$12.80		$0.05
First quarter		$15.00		$12.29		$0.04

On June 5, 2012, the business day immediately preceding the public announcement of the conversion, and on                     , 2012, the closing prices of Northfield-Federal common stock as reported on the Nasdaq Global Select Market were $13.90 per share and $                     per share, respectively. On the effective date of the conversion, all publicly held shares of Northfield-Federal common stock, including shares of common stock held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of Northfield-Delaware common stock determined pursuant to the exchange ratio. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Options to purchase shares of Northfield-Federal common stock will be converted into options to purchase a number of shares of Northfield-Delaware common stock determined pursuant to the exchange ratio, for the same aggregate exercise price. See “Beneficial Ownership of Common Stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At June 30, 2012, Northfield Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Northfield Bank at June 30, 2012, and the pro forma equity capital and regulatory capital of Northfield Bank, after giving effect to the sale of shares of common stock at $10.00 per share. The table assumes the receipt by Northfield Bank of 50% of the net offering proceeds. See “How We Intend to Use the Proceeds from the Offering.”

	Northfield Bank Historical at		Pro Forma at June 30, 2012, Based Upon the Sale in the Offering of (1)
	June 30, 2012		28,900,000 Shares		34,000,000 Shares		39,100,000 Shares
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
	(Dollars in thousands)
Equity	$359,977	14.66%	$474,086	18.28%	$494,420	18.89%	$514,753	19.49%
Tier 1 leverage capital	$324,376	13.40%	$438,485	17.15%	$458,819	17.77%	$479,152	18.39%
Leverage requirement (3)	121,001	5.00	127,863	5.00	129,083	5.00	130,304	5.00

Excess	$203,375	8.40%	$310,622	12.15%	$329,736	12.77%	$348,848	13.39%

Tier 1 risk-based capital (4)	$324,376	21.24%	$438,485	28.20%	$458,819	29.42%	$479,152	30.63%
Risk-based requirement	91,632	6.00	93,279	6.00	93,572	6.00	93,864	6.00

Excess	$232,744	15.24%	$345,206	22.20%	$365,247	23.42%	$385,288	24.63%

Total risk-based capital (4)	$343,568	22.50%	$457,677	29.44%	$478,011	30.65%	$498,344	31.86%
Risk-based requirement	152,720	10.00	155,464	10.00	155,953	10.00	156,441	10.00

Excess	$190,848	12.50%	$302,213	19.44%	$322,058	20.65%	$341,903	21.86%

Reconciliation of capital infused into Northfield Bank:
Net proceeds			$137,229		$161,643		$186,056
Less: Common stock acquired by stock-based benefit plan			(11,560)		(13,600)		(15,640)
Less: Common stock acquired by employee stock ownership plan			(11,560)		(13,600)		(15,640)

Pro forma increase			$114,109		$134,443		$154,776

(1)	Pro forma capital levels assume that the employee stock ownership plan purchases 4% of the shares of common stock sold in the stock offering with funds we lend. Pro forma generally accepted accounting principles (“GAAP”) capital and regulatory capital have been reduced by the amount required to fund this plan. See “Management” for a discussion of the employee stock ownership plan.
(2)	Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3)	The current Tier 1 leverage requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.
(4)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical consolidated capitalization of Northfield-Federal at June 30, 2012 and the pro forma consolidated capitalization of Northfield-Delaware after giving effect to the conversion and offering and the acquisition of Flatbush Federal Bancorp, Inc., based upon the assumptions set forth in the “Pro Forma Data” section.

	Northfield- Federal	Pro Forma at June 30, 2012 Based upon the Sale in the Offering at $10.00 per Share of
	Historical at June 30, 2012	28,900,000 Shares	34,000,000 Shares	39,100,000 Shares
	(Dollars in thousands)
Deposits (1)	$1,543,181	$1,661,038	$1,661,038	$1,661,038
Borrowed funds	513,571	518,965	518,965	518,965

Total deposits and borrowed funds	$2,056,752	$2,180,003	$2,180,003	$2,180,003

Stockholders’ equity:
Preferred stock, $0.01 par value, 25,000,000 shares authorized (post-conversion) (2)	—	—	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized (post-conversion); shares to be issued as reflected (2) (3)	456	473	557	640
Additional paid-in capital (2)	211,122	485,563	534,307	583,051
MHC capital contribution	—	166	166	166
Retained earnings (4)	242,956	242,956	242,956	242,956
Accumulated other comprehensive income	18,765	18,765	18,765	18,765
Effect of Flatbush Federal Bancorp acquisition (5)	—	20,380	20,380	20,380
Less:
Treasury stock	(70,128)	(70,128)	(70,128)	(70,128)
Common stock held by employee stock ownership plan (6)	(14,279)	(25,839)	(27,879)	(29,919)
Common stock to be acquired by stock-based benefit plan (7)	—	(11,560)	(13,600)	(15,640)

Total stockholders’ equity	$388,892	$660,776	$705,523	$750,271

Pro Forma Shares Outstanding
Shares offered for sale	—	28,900,000	34,000,000	39,100,000
Exchange shares issued	—	18,425,408	21,676,950	24,928,493
Total shares outstanding	40,206,678	47,325,408	55,676,950	64,028,493
Total stockholders’ equity as a percentage of total assets (1)	15.78%	23.09%	24.28%	25.42%
Tangible equity as a percentage of total assets	15.09%	22.47%	23.66%	24.82%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.
(2)	Northfield-Federal currently has 10,000,000 authorized shares of preferred stock and 90,000,000 authorized shares of common stock, par value $0.01 per share. On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the number of shares of Northfield-Delaware common stock to be outstanding.
(3)	No effect has been given to the issuance of additional shares of Northfield-Delaware common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the offering, an amount up to 10% of the shares of Northfield-Delaware common stock sold in the offering will be reserved for issuance upon the exercise of options under the plans, subject to adjustment as may be required by federal regulations or policy to reflect stock options previously granted by Northfield-Federal or Northfield Bank so that the total shares available for issuance upon the exercise of stock options does not exceed 10% of Northfield-Delaware’s outstanding shares immediately after the conversion and offering. No effect has been given to the exercise of options currently outstanding. See “Management.”

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(4)	The retained earnings of Northfield Bank will be substantially restricted after the conversion. See “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Federal Banking Regulation.”
(5)	Reflects historical stockholders’ equity of Flatbush Federal Bancorp, Inc. of $18.8 million at June 30, 2012 and estimated acquisition adjustments of $1.5 million.
(6)	Assumes that 4% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from Northfield-Delaware. The loan will be repaid principally from Northfield Bank’s contributions to the employee stock ownership plan. Since Northfield-Delaware will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Northfield-Delaware’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.
(7)	Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased for grant by one or more stock-based benefit plans. If the stock-based benefit plans are adopted within 12 months following the conversion, the amount reserved for restricted stock awards would be subject to adjustment as may be required by federal regulations or policy to reflect restricted stock previously granted by Northfield-Federal or Northfield Bank so that the total shares reserved for restricted stock awards does not exceed 4% of Northfield-Delaware’s outstanding shares immediately after the conversion and offering. The funds to be used by the plan to purchase the shares will be provided by Northfield-Delaware. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. Northfield-Delaware will accrue compensation expense to reflect the vesting of shares pursuant to the plan and will credit capital in an amount equal to the charge to operations. Implementation of the plan will require stockholder approval.

PRO FORMA DATA

The following tables summarize historical data of Northfield-Federal and pro forma data of Northfield-Delaware at and for the six months ended June 30, 2012, and at and for the year ended December 31, 2011. This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.

The net proceeds in the tables are based upon the following assumptions:

(i)	25% of all shares of common stock will be sold in the subscription and community offerings and 75% of all shares of common stock will be sold in the syndicated offering;

(ii)	our executive officers and directors, and their associates, will purchase 94,500 shares of common stock;

(iii)	our employee stock ownership plan will purchase 4% of the shares of common stock sold in the offering, with a loan from Northfield-Delaware. The loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, calculated as of the date of the origination of the loan) over a period of 30 years. Interest income that we earn on the loan will offset the interest paid by Northfield Bank;

(iv)	the acquisition of Flatbush Federal Bancorp, Inc. had been completed as of the beginning of each period;

(v)	we will pay Sandler O’Neill & Partners, L.P. a fee equal to (a) 1.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by our employee stock ownership plan) up to the first 10% of shares sold in the offering; and (b) 3.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by our employee stock ownership plan) in excess of 10% of the shares sold in the offering;

(vi)	we will pay Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated and any other broker-dealers participating in the syndicated offering an aggregate fee of 5% of the aggregate dollar amount of the common stock sold in the syndicated offering;

(vii)	No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families, and no fee will be paid with respect to exchange shares; and

(viii)	total expenses of the offering, other than the sales fees and commissions to be paid to Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated and other broker-dealers, will be $2.2 million.

We calculated pro forma consolidated net income for the six months ended June 30, 2012, and the year ended December 31, 2011, as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 0.72% (0.43% on an after-tax basis). This represents the yield on the five-year U.S. Treasury Note as of June 30, 2012, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by federal regulations.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts for each period as if the shares of common stock were outstanding at the beginning of each period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma tables give effect to the implementation of one or more stock-based benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the stock offering at the same price for which they were sold in the stock offering. We assume that awards of common stock granted under the plans vest over a five-year period.

We have also assumed that the stock-based benefit plans will grant options to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering. In preparing the tables below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $1.79 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 20.4% for the shares of common stock, a dividend yield of 2.4%, an expected option term of 10 years and a risk-free rate of return of 1.67%.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the stock offering.

As discussed under “How We Intend to Use the Proceeds from the Stock Offering,” we intend to contribute 50% of the net proceeds from the stock offering to Northfield Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the stock offering;

•	our results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not be representative of the financial effects of the offering at the dates on which the offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Northfield Bank, to the tax effect of the recapture of the bad debt reserve. See “The Conversion and Offering—Liquidation Rights.”

	At or for the Six Months Ended June 30, 2012 Based upon the Sale at $10.00 Per Share of
	28,900,000 Shares	34,000,000 Shares	39,100,000 Shares
	(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$289,000	$340,000	$391,000
Market value of shares issued in the exchange	184,254	216,770	249,285

Pro forma market capitalization	$473,254	$556,770	$640,285

Gross proceeds of offering	$289,000	$340,000	$391,000
Expenses	14,542	16,715	18,887

Estimated net proceeds	274,458	323,285	372,113
Common stock purchased by employee stock ownership plan	(11,560)	(13,600)	(15,640)
Common stock purchased by stock-based benefit plan	(11,560)	(13,600)	(15,640)

Estimated net proceeds, as adjusted	$251,338	$296,085	$340,833

For the Six Months Ended June 30, 2012
Consolidated net earnings:
Historical	$8,896	$8,896	$8,896
Pro forma adjustments:
Income on adjusted net proceeds	543	640	736
Employee stock ownership plan (1)	(116)	(136)	(156)
Stock awards (2)	(694)	(816)	(938)
Stock options (3)	(466)	(548)	(630)

Pro forma net income	$8,163	$8,036	$7,908

Earnings per share (4):
Historical	$0.20	$0.17	$0.15
Pro forma adjustments:
Income on adjusted net proceeds	0.01	0.01	0.01
Employee stock ownership plan (1)	—	—	—
Stock awards (2)	(0.02)	(0.02)	(0.02)
Stock options (3)	(0.01)	(0.01)	(0.01)

Pro forma earnings per share (4)	$0.18	$0.15	$0.13

Offering price to pro forma net earnings per share	27.78x	33.33x	38.46x
Number of shares used in earnings per share calculations	44,300,400	52,118,117	59,935,835

At June 30, 2012
Stockholders’ equity:
Historical	$388,892	$388,892	$388,892
Effect of Flatbush Federal Bancorp acquisition (5)	20,380	20,380	20,380
Estimated net proceeds	274,458	323,285	372,113
Equity increase from the mutual holding company	166	166	166
Common stock acquired by employee stock ownership plan (1)	(11,560)	(13,600)	(15,640)
Common stock acquired by stock-based benefit plan (2)	(11,560)	(13,600)	(15,640)

Pro forma stockholders’ equity	$660,776	$705,523	$750,271

Intangible assets	$(17,798)	$(17,798)	$(17,798)

Pro forma tangible stockholders’ equity (6)	$642,978	$687,725	$732,473

Stockholders’ equity per share (7):
Historical	$8.21	$6.97	$6.07
Effect of Flatbush Federal Bancorp acquisition (5)	0.43	0.37	0.32
Estimated net proceeds	5.80	5.81	5.81
Plus: Assets received from the mutual holding company	—	—	—
Common stock acquired by employee stock ownership plan (1)	(0.24)	(0.24)	(0.24)
Common stock acquired by stock-based benefit plan (2)	(0.24)	(0.24)	(0.24)

Pro forma stockholders’ equity per share (6) (7)	$13.96	$12.67	$11.72

Intangible assets	$(0.38)	$(0.32)	$(0.28)

Pro forma tangible stockholders’ equity per share (6) (7)	$13.58	$12.35	$11.44

Offering price as percentage of pro forma stockholders’ equity per share	71.63%	78.93%	85.32%
Offering price as percentage of pro forma tangible stockholders’ equity per share	73.64%	80.97%	87.41%
Number of shares outstanding for pro forma book value per share calculations	47,325,408	55,676,950	64,028,493

(footnotes begin on following page)

(1)	Assumes that 4% of the shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Northfield-Delaware. Northfield Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Northfield Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Northfield Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 40.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 19,266, 22,660 and 26,066 shares were committed to be released during the period at the minimum, midpoint and maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.
(2)	Assumes that, if approved by Northfield-Delaware’s stockholders, one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering. Such amount is subject to adjustment as may be required by federal regulations or policy to reflect restricted stock previously granted by Northfield-Federal or Northfield Bank (or may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Northfield-Delaware or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by Northfield-Delaware. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 10% of the amount contributed to the plan is amortized as an expense during the six months ended June 30, 2012, and (iii) the plan expense reflects an effective combined federal and state tax rate of 40.0%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.38%.
(3)	Assumes that, if approved by Northfield-Delaware’s stockholders, one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering. Such amount is subject to adjustment as may be required by federal regulations or policy to reflect stock options previously granted by Northfield-Federal or Northfield Bank (or may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $1.79 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 40.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be

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equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.76%.
(4)	Per share figures include publicly held shares of Northfield-Federal common stock that will be exchanged for shares of Northfield-Delaware common stock in the conversion. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release during the period. See note 1. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts. Pro forma net income per share has been annualized for purposes of calculating the offering price to pro forma net earnings per share.
(5)	Includes historical stockholders’ equity of $18.8 million at June 30, 2012 for Flatbush Federal Bancorp, Inc. and estimated acquisition adjustments of $1.6 million. Intangible assets resulting from the acquisition are estimated at $813,000.
(6)	The retained earnings of Northfield Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Federal Banking Regulation—Capital Distributions.”
(7)	Per share figures include publicly held shares of Northfield-Federal common stock that will be exchanged for shares of Northfield-Delaware common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.1402, 1.3414 and 1.5426 at the minimum, midpoint and maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

	At or for the Year Ended December 31, 2011 Based upon the Sale at $10.00 Per Share of
	28,900,000 Shares	34,000,000 Shares	39,100,000 Shares
	(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$289,000	$340,000	$391,000
Market value of shares issued in the exchange	184,254	216,770	249,285

Pro forma market capitalization	$473,254	$556,770	$640,285

Gross proceeds of offering	$289,000	$340,000	$391,000
Expenses	14,542	16,715	18,887

Estimated net proceeds	274,458	323,285	372,113
Common stock purchased by employee stock ownership plan	(11,560)	(13,600)	(15,640)
Common stock purchased by stock-based benefit plan	(11,560)	(13,600)	(15,640)

Estimated net proceeds, as adjusted	$251,338	$296,085	$340,833

For the Year Ended December 31, 2011
Consolidated net earnings:
Historical	$16,823	$16,823	$16,823
Pro forma adjustments:

Income on adjusted net proceeds	1,086	1,279	1,472
Employee stock ownership plan (1)	(231)	(272)	(313)
Stock awards (2)	(1,387)	(1,632)	(1,877)
Stock options (3)	(931)	(1,095)	(1,260)

Pro forma net income	$15,360	$15,103	$14,845

Earnings per share (4):
Historical	$0.37	$0.32	$0.28
Pro forma adjustments:
Income on adjusted net proceeds	0.02	0.02	0.02
Employee stock ownership plan (1)	(0.01)	(0.01)	(0.01)
Stock awards (2)	(0.03)	(0.03)	(0.03)
Stock options (3)	(0.02)	(0.02)	(0.02)

Pro forma earnings per share (4)	$0.33	$0.28	$0.24

Offering price to pro forma net earnings per share	30.30x	35.71x	41.67x
Number of shares used in earnings per share calculations	46,015,882	54,136,332	62,256,782

At December 31, 2011

Stockholders’ equity:
Historical	$382,650	$382,650	$382,650
Effect of Flatbush Federal Bancorp acquisition (5)	15,665	15,665	15,665
Estimated net proceeds	274,458	323,285	372,113
Equity increase from the mutual holding company	220	220	220
Common stock acquired by employee stock ownership plan (1)	(11,560)	(13,600)	(15,640)
Common stock acquired by stock-based benefit plan (2)	(11,560)	(13,600)	(15,640)

Pro forma stockholders’ equity	$649,873	$694,620	$739,368

Intangible assets	$(17,942)	$(17,942)	$(17,942)

Pro forma tangible stockholders’ equity (6)	$631,931	$676,678	$721,426

Stockholders’ equity per share (7):
Historical	$8.08	$6.87	$5.98
Effect of Flatbush Federal Bancorp acquisition (5)	0.33	0.28	0.24
Estimated net proceeds	5.80	5.81	5.81
Plus: Assets received from the mutual holding company	—	—	—
Common stock acquired by employee stock ownership plan (1)	(0.24)	(0.24)	(0.24)
Common stock acquired by stock-based benefit plan (2)	(0.24)	(0.24)	(0.24)

Pro forma stockholders’ equity per share (6) (7)	$13.73	$12.48	$11.55

Intangible assets	$(0.38)	$(0.32)	$(0.28)

Pro forma tangible stockholders’ equity per share (6) (7)	$13.35	$12.16	$11.27

Offering price as percentage of pro forma stockholders’ equity per share	72.83%	80.13%	86.58%
Offering price as percentage of pro forma tangible stockholders’ equity per share	74.91%	82.24%	88.73%
Number of shares outstanding for pro forma book value per share calculations	47,325,408	55,676,950	64,028,493

(footnotes begin on following page)

(1)	Assumes that 4% of the shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Northfield-Delaware. Northfield Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Northfield Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest. ASC 718-40 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Northfield Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 40.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 38,533, 45,333 and 52,133 shares were committed to be released during the year at the minimum, midpoint and maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.
(2)	Assumes that, if approved by Northfield-Delaware’s stockholders, one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering, subject to adjustment as may be required by federal regulations or policy to reflect restricted stock previously granted by Northfield-Federal or Northfield Bank (and may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Northfield-Delaware or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by Northfield-Delaware. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2011, and (iii) the plan expense reflects an effective combined federal and state tax rate of 40.0%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.38%.
(3)	Assumes that, if approved by Northfield-Delaware’s stockholders, one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering, subject to adjustment as may be required by federal regulations or policy to reflect stock options previously granted by Northfield-Federal or Northfield Bank (and may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $1.79 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 40.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.76%.

(footnotes continue on following page)

(continued from previous page)

(4)	Per share figures include publicly held shares of Northfield-Federal common stock that will be exchanged for shares of Northfield-Delaware common stock in the conversion. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release during the year. See note 1. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts. Pro forma net income per share has been annualized for purposes of calculating the offering price to pro forma net earnings per share.
(5)	Includes historical stockholders’ equity of $14.6 million at December 31, 2011 for Flatbush Federal Bancorp, Inc. and estimated acquisition adjustments of $1.1 million. Intangible assets resulting from the acquisition are estimated at $813,000.
(6)	The retained earnings of Northfield Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Federal Banking Regulation—Capital Distributions.”
(7)	Per share figures include publicly held shares of Northfield-Federal common stock that will be exchanged for shares of Northfield-Delaware common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.1402, 1.3414 and 1.5426 at the minimum, midpoint and maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited and unaudited consolidated financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Northfield-Federal and the financial statements provided in this prospectus.

Overview

We have a 125-year history of strong performance and commitment to our community. Our principal business consists of taking deposits, primarily through our retail banking offices, and investing those funds in loans and securities. We consider our competitive products and pricing, local decision making, branch network and capabilities to implement emerging delivery technologies, strong ties to the community, and favorable financial performance as our significant strengths in attracting and retaining customers.

Our market area consists primarily of Staten Island (Richmond County) and Brooklyn (Kings County) in New York, as well as Union and Middlesex counties in New Jersey. Operating in these New York Metropolitan areas, which are characterized by densely populated markets, favorable growth characteristics, and stronger economic trends than national averages, has enabled us to achieve sustained profitability and growth throughout various economic cycles. Our Staten Island franchise, which consists of 12 branches, represents the largest locally-based depository institution, and our 10.6% deposit market share as of June 30, 2011, ranked us fifth in that market. In recent years, we also have expanded into Brooklyn, which is a densely populated market with a population approaching 2.5 million that is primarily served by large national and regional banks; consequently, we believe we have a significant opportunity to capture market share in that market.

Our net income has increased over the past year, and totaled $16.8 million for the year ended December 31, 2011, compared to $13.8 million for the year ended December 31, 2010. The increase in net income resulted primarily from our acquisition of First State Bank in October 2011, for which we recorded a bargain-purchase gain, net of tax, of $3.6 million. Our net income was $8.9 million for the six months ended June 30, 2012, compared to $9.3 million for the six months ended June 30, 2011. Although our net interest income before provision for loan losses increased to $33.9 million for the six months ended June 30, 2012 from $31.6 million for the six months ended June 30, 2011, and our provision for loan losses decreased to $1.2 million from $3.1 million for the same period, net income was negatively affected by an increase in non-interest expense of $4.9 million, or 25.1%, to $24.4 million for the six months ended June 30, 2012, as compared to $19.5 million for the six months ended June 30, 2011. This increase was due to compensation and employee benefits increasing by $1.7 million, or 16.9%, due to increased staff primarily related to branch openings and the First State Bank transaction, an increase in occupancy expense of $1.2 million primarily relating to new branches and the renovation of existing branches and an increase of $669,000 in data processing fees primarily related to conversion costs associated with the First State Bank transaction.

Following the completion of the conversion and offering, we expect our net interest income to increase from the investment of the offering proceeds. We also expect non-interest expenses to increase because of actual and planned growth, as well as from increased compensation expenses associated with the purchase of shares of common stock by our employee stock ownership plan and the possible implementation of one or more stock-based benefit plans, if approved by our stockholders no earlier than six months after the completion of the conversion. For further information, see “Summary—Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion;” “Risk Factors—Risks Related to Our Business—Our stock-based benefit plans would increase our expenses and reduce our income;” “Management—Benefits to be Considered Following Completion of the Conversion;” and “Risk Factors—Risks Related to Our Business—We may face risks with respect to future expansion.”

Our business is affected by prevailing general and local economic conditions, particularly market interest rates, and by government policies concerning, among other things, monetary and fiscal affairs and housing. In addition, we are subject to extensive regulations applicable to financial institutions, lending and other operations, privacy, and consumer disclosure.

Business Strategy

Our principal objective is to build long-term value for our stockholders by operating a profitable community-oriented financial institution dedicated to meeting the banking needs of our customers. We have sought to accomplish this objective by focusing on strategies designed to enhance and expand our franchise, increase profitability, and maintain strong asset quality while actively managing our strong capital position. Highlights of each of these strategies are discussed below.

Disciplined expansion through organic growth coupled with opportunistic acquisitions. Since we became a public company in 2007, we have successfully pursued a strategy of organic growth by continuing to leverage our existing franchise and expanding the franchise through de novo branching. We believe that the strong demographic profile of our market area will continue to offer opportunities for both deposit and loan growth, particularly if the economy improves. Since 2007, we opened a branch in Staten Island to enhance an already significant presence, added a branch in new Jersey, and expanded into Brooklyn where we have opened four branches. We also have four branches (one in Union County, New Jersey, one in Staten Island and two in Brooklyn) in various stages of construction to be completed by early 2013. Following the completion of these branches, management intends to focus on growing legacy branches and firmly establishing our new branches, and will continue to evaluate future branching opportunities.

While organic growth has been our primary focus, we also have selectively pursued acquisition opportunities in our market area that we believe will enhance our franchise and yield financial benefits for our stockholders. In October 2011, we acquired all the deposits and substantially all the assets of First State Bank from the Federal Deposit Insurance Corporation, and on March 13, 2012, we executed a definitive agreement to acquire Flatbush Federal Bancorp, Inc. The First State Bank transaction was immediately accretive to earnings and resulted in a $3.6 million after-tax bargain purchase gain. The Flatbush Federal Bancorp acquisition also is expected to be accretive to earnings and tangible book value, and will add three branches in Brooklyn with approximately $88.4 million in loans and $117.5 million in deposits at June 30, 2012.

As a result of our growth strategy, our total assets increased to $2.46 billion at June 30, 2012 from $1.39 billion at December 31, 2007. We have achieved this growth while maintaining our focus on profitability, with returns on average assets of 0.75% and 0.72% for the six months ended June 30, 2012, and the year ended December 31, 2011, respectively. We expect to continue this growth strategy following the conversion. While our focus will remain on organic growth, we expect consolidation opportunities, particularly in our New Jersey market area, which is home to numerous smaller financial institutions. We intend to pursue acquisitions that are located in attractive markets, increase our earnings capacity, solidify our existing market share, and increase franchise value. Currently, we do not have any plans or arrangements to acquire any financial institutions. However, we believe that the conversion into a stock holding company structure will better position us to participate in expected consolidation activity by providing a more flexible corporate structure and additional capital resources.

Increased lending, with an emphasis on multifamily real estate loans. We increased our loan portfolio to $1.07 billion at June 30, 2012 from $424.2 million at December 31, 2007, and have rebalanced the mix of our earning assets away from securities and into loans. Our loan portfolio accounted for 46.2% of our earning assets at June 30, 2012, compared to 33.3% at December 31, 2007. Our loan-to-deposit ratio has increased to 69.5% at June 30, 2012 from 48.4% at December 31, 2007, which has improved our net interest margin. This growth in our loan portfolio has helped maintain our net interest margin and mitigated the impact of the protracted low interest rates on our earnings.

To achieve this growth, and in recognition of the current economic environment, we adjusted our lending focus to emphasize the origination of multifamily real estate loans. At June 30, 2012, our multifamily portfolio totaled $538.3 million, or 50.3% of total loans, compared to $14.2 million, or 3.3% of total loans, at December 31, 2007. We include in this category mixed-use properties having more than four residential family units and a business or businesses when the majority of space is utilized for residential purposes. These loans have higher yields than the prevailing rates for securities or residential mortgage loans, and generally have periodic adjustable interest rates and/or shorter terms which assists us in managing our interest rate risk.

We intend to continue to emphasize multifamily lending, and as economic conditions improve, we also anticipate increasing the origination of commercial real estate, commercial and home equity loans.

Enhanced core earnings through improved funding mix and continued emphasis on operational efficiencies. In addition to increasing our level of loans outstanding, we have made a concerted effort to improve our core funding profile by increasing lower-cost transaction deposit accounts and reducing time deposits and wholesale borrowings. Deposits increased 75.9% to $1.54 billion at June 30, 2012 from $877.2 million at December 31, 2007. Also, our ratio of non-time deposits to total deposits increased to 68.7% from 54.1% over the same period. In addition, we intend to pay down maturing high cost borrowings, which would further support our net interest margin.

We also recognize that controlling operating expenses is essential to our long term profitability. Over the last several years, we significantly upgraded our technology capabilities, and we currently offer web-based on-line and mobile banking, remote deposit capture, electronic check clearing, paperless statements, and online business customer cash management. We intend to further capitalize on our technology capabilities to improve operating efficiencies and enhance customer service. Our efficiency ratio for the year ended December 31, 2011 was 53.6%, which compared favorably to the ratio of the SNL Thrift Index of 60.6% for the same period.

Improved asset quality and a reduction in problem assets. Maintaining strong asset quality has been, and will continue to be, a key element of our business strategy. We employ prudent underwriting standards for new loan originations and maintain sound credit administration practices, including early recognition of problem loans and implementation of sound resolutions, including work-outs, charge-offs and sales of problem loans. In addition, substantially all of our loans are secured, predominantly by real estate. We also enhanced our credit administration function by hiring a Senior Credit Officer in 2010 to further develop and oversee a centralized credit administration process. We also retain an independent third party firm that performs semi-annual loan reviews with a primary focus on our commercial portfolio.

While we have experienced increases in delinquent and non-performing loans over the past several years as a result of the difficult economic environment, we have worked aggressively to resolve these problem assets. Our ratio of non-performing assets to total assets decreased to 1.50% at June 30, 2012 from 2.72% at December 31, 2010, a level that compares favorably to the SNL Thrift Index ratio of 2.86% at June 30, 2012. At June 30, 2012, non-performing loans totaled $34.8 million, or 3.24% of total loans, as compared to $60.9 million, or 7.36% of total loans at December 31, 2010.

To mitigate our exposure to loan losses over the past several years, we de-emphasized the origination of commercial real estate loans, and construction and land loans. We also increased our allowance for loan losses to $27.0 million, or 2.52% of loans held for investment, net, at June 30, 2012, from $5.6 million, or 1.33% of loans held for investment, net, at December 31, 2007. We also work with willing and able borrowers experiencing financial difficulties in order to maximize recoveries and, when circumstances warrant, we may modify existing loan terms and conditions, commonly referred to as troubled debt restructurings (“TDRs”). At June 30, 2012, we had $47.1 million of loans classified as TDRs, of which $25.5 million were accruing interest and $21.6 million were on non-accrual status. At June 30, 2012, $40.9 million, or 86.9% of loans subject to restructuring agreements (accruing and non-accruing) were performing in accordance with their restructured terms.

Stockholder-focused management of capital. While we recognize the importance of maintaining a strong capital base to support our long-range business plan, we also strive to manage our capital position, using appropriate capital management tools, to return excess capital to our stockholders. We intend to continue this strategy following completion of the conversion, subject to applicable regulatory restrictions.

We began paying regular quarterly dividends in the fourth quarter of 2008, and increased the dividend twice from our initial annual rate of $0.16 to $0.20 and then to $0.24, respectively. These dividend increases were accomplished during a period when many depository institutions were reducing or eliminating their dividends. Our average dividend yield for the quarter ended March 31, 2012 was 1.7% compared to 1.2% for the SNL Thrift Index.

Our board of directors decided to delay future dividend payments after our March 2012 dividend, because the Federal Reserve Board currently requires Northfield Bancorp, MHC to obtain a member (depositor) vote before waiving its right to receive dividends from Northfield-Federal. However, following the completion of the conversion we intend to seek regulatory approval to pay a one-time, special dividend of $0.25 per share to all stockholders, and resume the payment of regular quarterly dividends as well.

We have also repurchased a total of $70.1 million of our common stock since 2009 and $37.8 million in the year ended December 31, 2011. Under current federal regulations, subject to certain exceptions, we may not repurchase shares of our common stock during the first year following the completion of the conversion. See “Use of Proceeds.”

Critical Accounting Policies

Critical accounting policies are defined as those that involve significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that the most critical accounting policies upon which our financial condition and results of operation depend, and which involve the most complex subjective decisions or assessments, are the following:

Allowance for Loan Losses, Impaired Loans, and Other Real Estate Owned. The allowance for loan losses is the estimated amount considered necessary to cover probable and reasonably estimable credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses that is charged against income. In determining the allowance for loan losses, we make significant estimates and judgments. The determination of the allowance for loan losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

The allowance for loan losses has been determined in accordance with GAAP. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Management performs a formal quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has a component for originated held-for-investment impaired loan losses, and a component for general loan losses, including unallocated reserves. Management has defined an originated impaired loan to be a loan for which it is probable, based on current information, that we will not collect all amounts due in accordance with the contractual terms of the loan agreement. We have defined the population of originated held-for-investment impaired loans to be all originated non-accrual loans held-for-investment with an outstanding balance of $500,000 or greater, and all originated loans subject to a troubled debt restructuring. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the estimated fair value of the collateral (less cost to sell), if the loan is collateral dependent, or the present value of the expected future cash flows, if the loan is not collateral dependent. Management performs a detailed evaluation of each originated impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third party expert in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings is inherently subjective and requires, among other things, an evaluation of the borrower’s current and projected financial condition. Actual results may be significantly different than our projections, and our established allowance for loan losses on these loans, and could have a material effect on our financial results.

The second component of the allowance for loan losses is the general loss allocation. This assessment excludes impaired originated held-for-investment, trouble debt restructured, held-for-sale and purchased credit-impaired (PCI) loans, with loans being grouped into similar risk characteristics, primarily loan type, loan-to-value (if collateral dependent) and internal credit risk rating. We apply an estimated loss rate to each loan group. The loss rates applied are based on our loss experience as adjusted for our qualitative assessment of relevant changes related to: underwriting standards; delinquency trends; collection, charge-off and recovery practices; the nature or volume of the loan group; changes in lending staff; concentration of loan type; current economic conditions; and other relevant factors considered appropriate by management. In evaluating the estimated loss factors to be utilized for each loan group, management also reviews actual loss history over an extended period of time as reported by the Federal Deposit Insurance Corporation for institutions both nationally and in our market area, during periods that are believed to have been under similar economic conditions. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions based on changes in economic and real estate market conditions. Actual loan losses may be significantly different than the allowance for loan losses we have established, and could have a material effect on our financial results. We also maintain an unallocated component related to the general loss allocation. Management does not target a specific unallocated percentage of the total general allocation, or total allowance for loan losses. The primary purpose of the unallocated component is to account for the inherent imprecision of the loss estimation process related primarily to periodic updating of appraisals on impaired loans, as well as periodic updating of commercial loan credit risk ratings by loan officers and our internal credit audit process. Generally, management will establish higher levels of unallocated reserves between independent credit audits, and between appraisal reviews for larger impaired loans. Adjustments to the provision for loans due to the receipt of updated appraisals is mitigated by management’s quarterly review of real estate market index changes, and reviews of property valuation trends noted in current appraisals being received on other impaired and unimpaired loans. These changes in indicators of value are applied to impaired loans that are awaiting updated appraisals.

This quarterly process is performed by the accounting department, in conjunction with the credit administration department, and approved by the Controller. The Chief Financial Officer performs a final review of the calculation. All supporting documentation with regard to the evaluation process is maintained by the accounting department. Each quarter a summary of the allowance for loan losses is presented by the Controller to the audit committee of the board of directors.

We have a concentration of loans secured by real property located in New York and New Jersey. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are reviewed by management and an independent third party appraiser to determine that the resulting values reasonably reflect amounts realizable on the collateral. Based on the composition of our loan portfolio, we believe the primary risks are increases in interest rates, a decline in the economy generally, or a decline in real estate market values in New York or New Jersey. Any one or a combination of these events may adversely affect our loan portfolio resulting in delinquencies, increased loan losses, and future loan loss provisions.

Although we believe we have established and maintained the allowance for loan losses at adequate levels, changes may be necessary if future economic or other conditions differ substantially from our estimation of the current operating environment. Although management uses the information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. In addition, the Office of the Comptroller of the Currency, as an integral part of their examination process, will review our allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

We also maintain an allowance for estimated losses on off-balance sheet credit risks related to loan commitments and standby letters of credit. Management utilizes a methodology similar to its allowance for loan loss methodology to estimate losses on these items. The allowance for estimated credit losses on these items is included in other liabilities and any changes to the allowance are recorded as a component of other non-interest expense.

Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned. When we acquire other real estate owned, we generally obtain a current appraisal to substantiate the net carrying value of the asset. The asset is recorded at the lower of cost or estimated fair value, establishing a new cost basis. Holding costs and declines in estimated fair value result in charges to expense after acquisition.

Purchased Credit-Impaired Loans. Purchased credit-impaired loans, or “PCI” loans, are subject to our internal credit review. If and when credit deterioration occurs at the loan pool level subsequent to the acquisition date, a provision for credit losses for PCI loans will be charged to earnings for the full amount of the decline in expected cash flows for the pool. Under the accounting guidance of ASC Topic 310-30, for acquired credit impaired loans, the allowance for loan losses on PCI loans is measured at each financial reporting date based on future expected cash flows. This assessment and measurement is performed at the pool level and not at the individual loan level. Accordingly, decreases in expected cash flows resulting from further credit deterioration, on a pool basis, as of such measurement date compared to those originally estimated are recognized by recording a provision and allowance for credit losses on PCI loans. Subsequent increases in the expected cash flows of the loans in each pool would first reduce any allowance for loan losses on PCI loans; and any excess will be accreted prospectively as a yield adjustment. The analysis of expected cash flows for pools incorporates updated pool level expected prepayment rates, default rates, and delinquency levels, and loan level loss severity given default assumptions. The expected cash flows are estimated based on factors which include loan grades established in Northfield Bank's ongoing credit review program, likelihood of default based on observations of specific loans during the credit review process as well as applicable industry data, loss severity based on updated evaluation of cash flows from available collateral, and the contractual terms of the underlying loan agreement. Actual cash flows could differ from those expected, and others provided with the same information could draw different reasonable conclusions and calculate different expected cash flows.

Goodwill. Business combinations accounted for under the acquisition method require us to record as assets on our financial statements goodwill, an unidentifiable intangible asset which is equal to the excess of the purchase price which we pay for another company over the estimated fair value of the net assets acquired. Net assets acquired include identifiable intangible assets such as core deposit intangibles and non-compete agreements. We evaluate goodwill for impairment annually on December 31, and more often if circumstances warrant, and we will reduce its carrying value through a charge to earnings if impairment exists. Future events or changes in the estimates that we use to determine the carrying value of our goodwill or which otherwise adversely affect its value could have a material adverse impact on our results of operations. As of June 30, 2012, goodwill had a carrying value of $16.2 million.

Securities Valuation and Impairment. Our securities portfolio is comprised of mortgage-backed securities and to a lesser extent corporate bonds, agency bonds, and mutual funds. Our available-for-sale securities portfolio is carried at estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders’ equity. Our trading securities portfolio is reported at estimated fair value. Our held-to-maturity securities portfolio, consisting of debt securities for which we have a positive intent and ability to hold to maturity, is carried at amortized cost. We conduct a quarterly review and evaluation of the available-for-sale and held-to-maturity securities portfolios to determine if the estimated fair value of any security has declined below its amortized cost, and whether such decline is other-than-temporary. If such decline is deemed other-than-temporary, we adjust the cost basis of the security by writing down the security to estimated fair value through a charge to current period operations. The estimated fair values of our securities are primarily affected by changes in interest rates, credit quality, and market liquidity.

Management is responsible for determining the estimated fair value of the securities in our portfolio. In determining estimated fair values, each quarter management utilizes the services of an independent third-party service, recognized as a specialist in pricing securities. The independent pricing service utilizes market prices of same or similar securities whenever such prices are available. Prices involving distressed sellers are not utilized in determining fair value, if identifiable. Where necessary, the independent third party pricing service estimates fair value using models employing techniques such as discounted cash flow analyses. The assumptions used in these models typically include assumptions for interest rates, credit losses, and prepayments, utilizing observable market data, where available. Where the market price of the same or similar securities is not available, the valuation becomes more subjective and involves a high degree of judgment. In addition, we compare securities prices to a second independent pricing service that is utilized as part of our asset liability risk management process and analyze significant anomalies in pricing including significant fluctuations, or lack thereof, in relation to other securities. At June 30 and March 31, 2012, and for each quarter end in 2011, all securities were priced by an independent third party pricing service, and management made no adjustment to the prices received.

Determining that a security’s decline in estimated fair value is other-than-temporary is inherently subjective, and becomes increasing difficult as it relates to mortgage-backed securities that are not guaranteed by the U.S. Government, or a U.S. Government Sponsored Enterprise (e.g., Fannie Mae and Freddie Mac). In performing our evaluation of securities in an unrealized loss position, we consider among other things, the severity and duration of time that the security has been in an unrealized loss position and the credit quality of the issuer. As it relates to mortgage-backed securities not guaranteed by the U.S. Government, Fannie Mae, or Freddie Mac, we perform a review of the key underlying loan collateral risk characteristics including, among other things, origination dates, interest rate levels, composition of variable and fixed rates, reset dates (including related pricing indices), current loan to original collateral values, locations of collateral, delinquency status of loans, and current credit support. In addition, for securities experiencing declines in estimated fair values of over 10%, as compared to its amortized cost, management also reviews published historical and expected prepayment speeds, underlying loan collateral default rates, and related historical and expected losses on the disposal of the underlying collateral on defaulted loans. This evaluation is inherently subjective as it requires estimates of future events, many of which are difficult to predict. Actual results could be significantly different than our estimates and could have a material effect on our financial results.

Federal Home Loan Bank Stock Impairment Assessment. Northfield Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks, through its membership in the Federal Home Loan Bank of New York. As a member of the Federal Home Loan Bank of New York, Northfield Bank is required to acquire and hold shares of common stock in the Federal Home Loan Bank of New York in an amount determined by a “membership” investment component and an “activity-based” investment component. As of March 31, 2012, Northfield Bank was in compliance with its ownership requirement. At June 30, 2012, Northfield Bank held $14.2 million of Federal Home Loan Bank of New York common stock. In performing our evaluation of our investment in Federal Home Loan Bank of New York stock, on a quarterly basis, management reviews the Federal Home Loan Bank of New York’s most recent financial statements and determines whether there have been any adverse changes to its capital position as compared to the trailing period. In addition, management reviews the Federal Home Loan Bank of New York’s most recent President’s Report in order to determine whether or not a dividend has been declared for the current reporting period. Furthermore, management obtains the credit rating of the Federal Home Loan Bank of New York from an accredited credit rating service to ensure that no downgrades have occurred. At June 30, 2012, it was determined by management that Northfield Bank’s investment in Federal Home Loan Bank of New York common stock was not impaired.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it is determined that it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is established. We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed quarterly as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amounts of taxes recoverable through loss carry backs decline, or if we project lower levels of future taxable income. Such a valuation allowance would be established and any subsequent changes to such allowance would require an adjustment to income tax expense that could adversely affect our operating results.

Stock Based Compensation. We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value.

We estimate the per share fair value of options on the date of grant using the Black-Scholes option pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are based on our judgments regarding future option exercise experience and market conditions. These assumptions are subjective in nature, involve uncertainties, and, therefore, cannot be determined with precision. The Black-Scholes option pricing model also contains certain inherent limitations when applied to options that are not traded on public markets.

The per share fair value of options is highly sensitive to changes in assumptions. In general, the per share fair value of options will move in the same direction as changes in the expected stock price volatility, risk-free interest rate and expected option term, and in the opposite direction of changes in the expected dividend yield. For example, the per share fair value of options will generally increase as expected stock price volatility increases, risk-free interest rate increases, expected option term increases and expected dividend yield decreases. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.

As our common stock does not have a significant amount of historical price volatility, we utilized the historical stock price volatility of a peer group when pricing stock options.

Comparison of Financial Condition at June 30, 2012 and December 31, 2011

Total assets increased $87.0 million, or 3.7%, to $2.46 billion at June 30, 2012, from $2.38 billion at December 31, 2011. The increase was primarily attributable to an increase in securities available-for-sale of $122.5 million, partially offset by decreases of $1.7 million in net loans held-for-investment and $30.9 million in cash and cash equivalents.

Cash and cash equivalents decreased $30.9 million, or 47.3%, to $34.4 million at June 30, 2012, from $65.3 million at December 31, 2011. We routinely maintain liquid assets in interest-bearing accounts in other well-capitalized financial institutions.

Securities available-for-sale increased $122.5 million, or 11.1%, to $1.22 billion at June 30, 2012, from $1.10 billion at December 31, 2011. The increase was primarily attributable to purchases of $466.7 million partially offset by maturities and pay-downs of $217.6 million and sales of $130.3 million.

Securities held-to-maturity decreased $785,000, or 21.7%, to $2.8 million at June 30, 2012, from $3.6 million at December 31, 2011. The decrease was attributable to maturities and paydowns during the six months ended June 30, 2012.

Originated loans held-for-investment, net, totaled $990.8 million at June 30, 2012, compared to $985.9 million at December 31, 2011. The increase was primarily due to an increase in multifamily real estate loans, which increased $79.9 million, or 17.4%, to $538.3 million at June 30, 2012, from $458.4 million at December 31, 2011. This was partially offset by a decrease in insurance premium loans of $58.6 million, due to the sale of the majority of the portfolio, and in commercial real estate of $15.8 million. Currently, management is focused on originating multifamily loans, with less emphasis on other loan types.

Purchased credit-impaired (PCI) loans, acquired as part of the acquisition of First State Bank in a Federal Deposit Insurance Corporation-assisted transaction, totaled $82.1 million at June 30, 2012 as compared to $88.5 million at December 31, 2011.

Bank owned life insurance increased $1.4 million, or 1.8%, from December 31, 2011 to June 30, 2012. The increase resulted from income earned on bank owned life insurance for the six months ended June 30, 2012.

Federal Home Loan Bank of New York stock, at cost, increased $1.5 million, or 12.1%, to $14.2 million at June 30, 2012, from $12.7 million at December 31, 2011. This increase was attributable to an increase in borrowings outstanding with the Federal Home Loan Bank of New York over the same time period.

Premises and equipment, net, increased $3.1 million, or 15.8%, to $23.1 million at June 30, 2012, from $20.0 million at December 31, 2011. The increase was primarily attributable to leasehold improvements made to new branches and the renovation of existing branches.

Other real estate owned decreased $1.2 million, or 36.3%, to $2.2 million at June 30, 2012, from $3.4 million at December 31, 2011. The decrease was attributable to the sales of several properties during the six months ended June 30, 2012.

Other assets decreased $3.0 million, or 19.7%, to $12.1 million at June 30, 2012, from $15.1 million at December 31, 2011. The decrease in other assets was attributable to a decrease in amounts due us from taxing authorities, and a decrease in prepaid Federal Deposit Insurance Corporation insurance premiums due to amortization related to the Federal Deposit Insurance Corporation prepayment of insurance premiums that was made in 2009, partially offset by an increase in prepaid expenses.

Deposits increased $49.7 million, or 3.3%, to $1.54 billion at June 30, 2012 compared to $1.49 billion at December 31, 2011. The increase in deposits was due to an increase in savings and money market accounts of $29.7 million, or 3.9%, an increase in transaction accounts of $17.7 million, or 7.1%, and an increase in certificate of deposit accounts (issued by Northfield Bank) of $5.0 million, or 1.1%. These increases were partially offset by a decrease of $2.7 million in short-term certificates of deposit originated through the CDARS® Network. Deposits originated through the CDARS® Network totaled $659,000 at June 30, 2012, and $3.4 million at December 31, 2011. We utilize the CDARS® Network as a cost-effective alternative to other short-term funding sources.

Borrowings, consisting primarily of repurchase agreements from other financial institutions and Federal Home Loan Bank advances, increased $31.7 million, or 6.6%, to $513.6 million at June 30, 2012, from $481.9 million at December 31, 2011. The increase in borrowings was primarily the result of increased FHLB advances.

Accrued expenses and other liabilities decreased $1.5 million, to $15.1 million at June 30, 2012, from $16.6 million at December 31, 2011. The decrease was primarily a result of a decrease in net accrued taxes.

Total stockholders’ equity increased by $6.2 million to $388.9 million at June 30, 2012, from $382.7 million at December 31, 2011. This increase was primarily attributable to net income of $8.9 million for the six months ended June 30, 2012, a $1.3 million increase in accumulated other comprehensive income and an increase of $1.8 million in additional paid-in capital primarily related to the recognition of compensation expense associated with equity awards. The increase was partially offset by $4.3 million in stock repurchases and the payment of approximately $1.7 million in dividends.

Comparison of Financial Condition at December 31, 2011 and 2010

Total assets increased $129.8 million, or 5.8%, to $2.38 billion at December 31, 2011, from $2.25 billion at December 31, 2010. The increase was primarily attributable to increases in net loans held-for-investment of $241.9 million, or 30.0% and cash and cash equivalents of $21.4 million. This increase was partially offset by a decrease in securities available for sale of $145.6 million.

Cash and cash equivalents increased by $21.4 million, or 48.9%, to $65.3 million at December 31, 2011, from $43.9 million at December 31, 2010. Balances fluctuate based on the timing of receipt of security and loan repayments and the redeployment into higher yielding assets, or the funding of deposit or borrowing obligations.

Securities available-for-sale decreased $145.6 million, or 11.7%, to $1.18 billion at December 31, 2011, from $1.24 billion at December 31, 2010. The decrease was primarily attributable to maturities and paydowns of $403.4 million and sales of $182.7 million partially offset by purchases of $427.4 million and an increase of $10.9 million in net unrealized gains. We routinely sell securities when market pricing presents, in management’s assessment, an economic benefit that outweighs holding such securities, and when smaller balance securities become cost prohibitive to carry. In the current low interest rate environment, we have experienced elevated levels of prepayments on mortgage-backed securities that we have reinvested into shorter term securities.

At December 31, 2011, $949.6 million of the portfolio consisted of residential mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. We also held residential mortgage-backed securities not guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae, referred to as “private label securities.” The private label securities had an amortized cost of $39.9 million and an estimated fair value of $40.5 million at December 31, 2011. These private label securities were in a net unrealized gain position of $567,000 at December 31, 2011, consisting of gross unrealized gains of $1.9 million and gross unrealized losses of $1.3 million. In addition to the above mortgage-backed securities, we held $100.7 million in securities issued by corporate entities which were all rated investment grade (A- or better) by an accredited credit rating service at December 31, 2011.

Securities held-to-maturity decreased $1.4 million, or 28.5%, to $3.6 million at December 31, 2011, from $5.0 million at December 31, 2010. The decrease was attributable to maturities and paydowns during the year ended December 31, 2011.

Originated loans held-for-investment, net, totaled $985.9 million at December 31, 2011, as compared to $827.6 million at December 31, 2010. The increase was primarily in multifamily real estate loans, which increased $174.7 million, or 61.6%, to $458.3 million at December 31, 2011, from $283.6 million at December 31, 2010. Insurance premium loans increased $14.6 million, or 32.7%, to $59.1 million and home equity loans increased $1.5 million, or 5.5%, to $29.7 million at December 31, 2011. These increases were partially offset by $7.4 million of originated loans held-for-investment, at amortized cost, being transferred to held-for-sale, at estimated fair value, less costs to sell, of $3.4 million, resulting in a charge-off to the allowance for loan losses of $4.0 million. Originated loans held-for-investment also decreased due to decreases in one- to four-family residential loans of $5.4 million, commercial real estate loans of $12.5 million, land and construction loans of $11.9 million, and commercial and industrial loans of $4.3 million. Currently, management is focused on originating multi-family loans, with less emphasis on other loan types.

PCI loans were $88.5 million at December 31, 2011. On October 14, 2011, we purchased PCI loans of approximately $132.4 million, based on the recorded principal balance, net of deferred fees and costs, as part of a Federal Deposit Insurance Corporation-assisted transaction. Management recorded PCI loans at their estimated fair value of $91.9 million at the date of acquisition.

Bank owned life insurance increased $3.0 million, or 4.0%, to $77.8 million at December 31, 2011. The increase resulted from income earned on bank owned life insurance for the year ended December 31, 2011.

Federal Home Loan Bank of New York stock, at cost, increased $2.9 million, or 29.6%, to $12.7 million at December 31, 2011, from $9.8 million at December 31, 2010. This increase was attributable to an increase in borrowings outstanding with the Federal Home Loan Bank of New York over the same time period.

Premises and equipment, net, increased $3.9 million, or 24.5%, to $20.0 million at December 31, 2011, from $16.1 million at December 31, 2010. This increase was primarily attributable to leasehold improvements made to new branches and the renovation of existing branches.

Other real estate owned increased $3.2 million to $3.4 million at December 31, 2011, from $171,000 at December 31, 2010. This increase was partially attributable to $1.2 million of properties acquired as part of a Federal Deposit Insurance Corporation-assisted transaction.

Other assets decreased $3.0 million, or 16.6%, to $15.1 million at December 31, 2011, from $18.1 million at December 31, 2010. The decrease in other assets was primarily attributable to a decrease in net deferred tax assets, due to an increase in deferred tax liabilities associated with net unrealized gains on securities available-for-sale and the amortization of prepaid Federal Deposit Insurance Corporation insurance.

Deposits increased $120.7 million, or 8.8%, to $1.5 billion at December 31, 2011, from $1.4 billion at December 31, 2010. The increase in deposits for the year ended December 31, 2011 was due to an increase in transaction accounts of $67.0 million, or 35.7% as compared to December 31, 2010. This increase was partially offset by a decrease in certificates of deposit accounts (issued by Northfield Bank) of $7.9 million, or 1.6%, from

December 31, 2010 to December 31, 2011, a decrease in savings accounts of $3.1 million, or 0.9%, from December 31, 2010 and a decrease of $65.0 million in short-term certificates of deposit originated through the CDARS® Network. We utilize the CDARS® Network as a cost effective alternative to other short-term funding sources. The increase in deposits was also primarily attributable to the Federal Deposit Insurance Corporation-assisted transaction. The acquired deposits were approximately $109.5 million at December 31, 2011. We continue to focus on our marketing and pricing of our products, which we believe promotes longer-term customer relationships.

Borrowings, consisting primarily of Federal Home Loan Bank advances and repurchase agreements, increased $90.7 million, or 23.2%, to $481.9 million at December 31, 2011, from $391.2 million at December 31, 2010. The increase in borrowings was primarily the result of our increasing longer-term borrowings, taking advantage of, and locking in, lower interest rates, partially offset by maturities during the year ended December 31, 2011.

Accrued expenses and other liabilities decreased $69.1 million, to $16.6 million at December 31, 2011, from $85.7 million at December 31, 2010. The decrease was primarily a result of $70.7 million owed for securities purchases occurring prior to December 31, 2010, and settling after year end. We had no such transactions at December 31, 2011.

Total stockholders’ equity decreased by $14.1 million to $382.7 million at December 31, 2011, from $396.7 million at December 31, 2010. The decrease was primarily due to $37.8 million in stock repurchases and the payment of approximately $3.7 million in cash dividends. These decreases were partially offset by net income of $16.8 million for the year ended December 31, 2011, an increase of $3.2 million in additional paid-in capital primarily related to the recognition of compensation expense associated with equity awards, and an increase in accumulated other comprehensive income of $6.6 million, related primarily to increases in unrealized gains on securities available for sale, net of tax, due to a decrease in general market interest rates.

On September 9, 2011, our board of directors authorized the continuance of the stock repurchase program. Under the program, we intend to repurchase up to 2,066,379 additional shares, representing approximately 5% of our outstanding shares following the repurchase of the remaining shares authorized under the existing stock repurchase program announced on October 27, 2010. The timing of the repurchases will depend on certain factors, including but not limited to, market conditions and prices, our liquidity and capital requirements, and alternative uses of capital. Any repurchased shares will be held as treasury stock and will be available for general corporate purposes. We are conducting such repurchases in accordance with a Rule 10(b)5-1 trading plan. As of December 31, 2011, we had repurchased (under our current and prior repurchase plans) 5,064, 252 shares of our stock at an average price of $12.85 per share. We have also repurchased shares of stock from employees to meet minimum tax obligations related to vesting of equity awards. In connection with our announcement that we intend to convert to a fully public company, the board of directors terminated our most recently announced stock repurchase program.

Comparison of Operating Results for the Six Months Ended June 30, 2012 and 2011

Net income. Net income was $8.9 million for the six months ended June 30, 2012, as compared to $9.3 million for the six months ended June 30, 2011. Results reflected an increase of $2.3 million in net interest income, a $106,000 decrease in non-interest income, a decrease of $2.0 million in the provision for loan losses, a $4.9 million increase in non-interest expense and an $83,000 decrease in income tax expense.

Interest income. Interest income increased $1.1 million, or 2.4%, to $45.5 million for the six months ended June 30, 2012, from $44.4 million for the six months ended June 30, 2011. The increase was primarily due to an increase in interest income on loans of $4.8 million. The increase in interest income of loans was attributed to an increase in the average balances of $206.3 million, partially offset by a decrease of 26 basis points in the yield earned. This increase was partially offset by a decrease in interest income on mortgage backed securities of $3.5 million. The decrease in mortgage backed securities was primarily attributable to a decrease of 43 basis points in the yield earned and a decrease in the average balance of $90.4 million.

Interest expense. Interest expense decreased $1.2 million, or 9.9%, to $11.6 million for the six months ended June 30, 2012, from $12.8 million for the six months ended June 30, 2011. The decrease was due to a decrease of $1.3 in interest expense on deposits. Interest expense on borrowings was relatively flat compared to the prior year quarter. The decrease in interest expense on deposits was attributed to a decrease in the cost of interest bearing deposits of 26 basis points to 0.74% from 1.00%, partially offset by an increase in average balance of interest bearing deposit accounts of $77.6 million, or 6.1%, to $1.35 billion for the six months ended June 30, 2012 from $1.27 billion for the six months ended June 30, 2011.

Net Interest Income. Net interest income increased $2.3 million, or 7.4%, to $33.9 million for the six months ended June 30, 2012 compared to $31.6 million for the six months ended June 30, 2011, as interest-earning assets increased by 4.8% to $2.25 billion. The increase in average interest-earning assets was due primarily to an increase in average loans outstanding of $206.3 million, partially offset by decreases in average interest-earning assets in other financial institutions of $9.2 million, mortgage-backed securities of $90.4 million and other securities of $5.8 million. The six months ended June 30, 2012 included prepayment loan income of $414,000 compared to $248,000 for the six months ended June 30, 2011. Other securities consist primarily of investment-grade shorter-term corporate bonds and government-sponsored enterprise bonds. Rates paid on interest-bearing liabilities decreased 20 basis points to 1.27% for the six months ended June 30, 2012 as compared to 1.47% for the prior-year comparable period. This was partially offset by an 11 basis point decrease in yields earned on interest-earning assets to 4.06% as compared to 4.17% for the prior- year comparable period.

Provision for Loan Losses. The provision for loan losses was $1.2 million for the six months ended June 30, 2012, a decrease of $1.9 million, or 62.8%, from the $3.1 million provision recorded in the six months ended June 30, 2011. The decrease in the provision for loan losses was due primarily to a shift in the composition of our loan portfolio to multifamily loans, which generally require lower general reserves than our other commercial real estate loans, and a decrease in non-performing loans during the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. During the six months ended June 30, 2012, we recorded net charge-offs of $953,000 compared to net charge-offs of $1.4 million for the six months ended June 30, 2011.

Non-interest Income. Non-interest income increased $106,000, or 2.0%, to $5.4 million for the six months ended June 30, 2012, as compared to $5.3 million for the six months ended June 30, 2011. This increase was primarily a result of a $128,000 increase in fees and service charges for customer services, a decrease in losses on other-than-temporary-impairment of securities of $409,000 and an increase in other income of $211,000, partially offset by decreases in securities transactions, net of $584,000 and in income on bank owed life insurance of $58,000.

Non-interest Expense. Non-interest expense increased $4.9 million, or 25.1%, to $24.4 million for the six months ended June 30, 2012, as compared to $19.5 million for the six months ended June 30, 2011, due primarily to compensation and employee benefits increasing by $1.7 million, or 16.9%, the increase in compensation and employee benefits was due to increased staff primarily related to branch openings and acquisitions, an increase in occupancy expense of $1.2 million primarily relating to new branches and the renovation of existing branches, an increase of $669,000 in data processing fees primarily related to conversion costs associated with the transaction with the Federal Deposit Insurance Corporation, a $728,000 increase in professional fees primarily related to merger activity and an increase in other non-interest expense of $487,000.

Income Tax Expense. We recorded income tax expense of $4.8 million for the six months ended June 30, 2012, compared to $4.9 million for the six months ended June 30, 2011. The effective tax rate for the six months ended June 30, 2012 was 35.3%, as compared to 34.6% for the six months ended June 30, 2011.

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010

Net Income. Net income increased $3.0 million, or 22.0%, to $16.8 million for the year ended December 31, 2011, as compared to $13.8 million for the year ended December 31, 2010, due primarily to an increase of $3.5 million in net interest income and an increase in non-interest income of $5.0 million, partially offset by a $2.5 million increase in the provision for loan losses, an increase of $2.8 million in non-interest expense and an increase of $127,000 in income tax expense.

Interest Income. Interest income increased by $4.5 million, or 5.2%, to $91.0 million for the year ended December 31, 2011, as compared to $86.5 million for the year ended December 31, 2010. The increase was primarily the result of an increase in average interest-earning assets of $175.6 million, or 8.8%. The increase in average interest-earning assets was primarily attributable to an increase in average loans of $153.5 million, or 19.8%, an increase in average mortgage-backed securities of $124.3 million, or 13.3%, and an increase in average interest-earning deposits of $3.0 million, or 6.4%, partially offset by a decrease in securities (other than mortgage-backed securities) of $108.7 million, or 45.3%. The effect of the increase in average interest-earning assets was partially offset by a decrease of 14 basis points, or 3.2%, in the yield earned to 4.17% for the year ended December 31, 2011, from 4.31% for the year ended December 31, 2010. The rates earned on loans and mortgage-backed securities decreased due to the general decline in market interest rates for these asset types.

Interest Expense. Interest expense increased $1.0 million, or 4.1%, to $25.4 million for the year ended December 31, 2011, from $24.4 million for the year ended December 31, 2010. The increase was attributable to an increase in interest expense on borrowings of $2.3 million, or 21.5%, partially offset by a decrease in interest expense on deposits of $1.3 million, or 9.7%. The increase in interest expense on borrowings was primarily attributable to an increase of $145.7 million, or 44.1%, in average borrowings outstanding, partially offset by a decrease of 52 basis points, or 15.9%, in the cost of borrowings, reflecting lower market interest rates for borrowed funds. The decrease in interest expense on deposits was attributable to a decrease in the cost of interest-bearing deposits of 13 basis points, or 12.1%, to 0.94% for the year ended December 31, 2011, from 1.07% for the year ended December 31, 2010, reflecting lower market interest rates for short-term deposits. The decrease in the cost of deposits was partially offset by an increase of $41.0 million, or 3.2%, in average interest-bearing deposits outstanding.

Net Interest Income. Net interest income increased $3.5 million, or 5.7%, as interest-earning assets increased by 8.8% to $2.2 billion. The general decline in interest rates has resulted in a decline in the yields earned on interest-earning assets by 14 basis points to 4.17% for the current year as compared to 4.31% for the prior year, while rates paid on interest-bearing liabilities decreased 11 basis points to 1.42% for the current year as compared to 1.53% for the prior year. Yields on loans include $1.4 million in interest income recognized on PCI loans with an average balance of $19.3 million contributing approximately four basis points to the net interest margin. Additionally, net interest income for the year ended December 31, 2011 included prepayment penalties of $812,000 compared to $67,000 for the year ended December 31, 2010. The increase in average interest earning assets was due primarily to increases in average loans outstanding of $153.5 million and $124.3 million in mortgage-backed securities, partially offset by a decrease in other securities. Other securities consist primarily of investment-grade shorter-term corporate bonds and government-sponsored enterprise bonds.

Provision for Loan Losses. The provision for loan losses was $12.6 million for the year ended December 31, 2011, an increase of $2.5 million, or 24.8%, from the $10.1 million provision recorded in the year ended December 31, 2010. The increase in the provision for loan losses in the current year was due primarily to increased charge-offs and increased loan originations partially offset by a shift in the composition of our loan portfolio to multifamily loans, which generally require lower general reserves than other commercial real estate loans, and decreases in non-performing loans during the year ended December 31, 2011, as compared to the year ended December 31, 2010. During the year ended December 31, 2011, we recorded net charge-offs of $7.6 million compared to net charge-offs of $3.7 million for the year ended December 31, 2010. Charge-offs for 2011 included $4.0 million related to the transfer of $7.4 million of loans to held-for-sale.

Non-interest Income. Non-interest income increased $5.0 million, or 73.0%, to $11.8 million for the year ended December 31, 2011, as compared to $6.8 million for the year ended December 31, 2010. This increase was primarily the result of a $3.6 million, net of taxes, bargain purchase gain, associated with the Federal Deposit Insurance Corporation-assisted acquisition in October 2011, a $750,000 increase in gains on security sales, a $364,000 increase in fees and service charges for customer services, and a $694,000 increase in income earned on bank owned life insurance, generated by increased cash surrender values, primarily resulting from higher levels of bank owned life insurance. We routinely sell securities when market pricing presents, in management’s assessment, an economic benefit that outweighs holding such securities, and when smaller balance securities become cost prohibitive to carry. These increases were partially offset by an increase of $255,000 in other-than-temporary credit impairment charges recognized on two private label mortgage-backed securities and an equity mutual fund and a decrease of $120,000 in other income.

Non-interest Expense. Non-interest expense increased $2.8 million, or 7.4%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due primarily to compensation and employee benefits expense increasing $2.6 million, which resulted primarily from increases in employees related to additional branch and operations personnel, and to a lesser extent, salary adjustments effective January 1, 2011. Occupancy expense increased $1.1 million, or 22.3%, primarily due to increases in rent and amortization of leasehold improvements relating to new branches and the renovation of existing branches. These increases were partially offset by decreased professional fees of $1.3 million, primarily resulting from the expensing of approximately $1.8 million in costs incurred for our postponed, second-step stock offering in the prior year partially offset by increased costs related to loan workouts.

Income Tax Expense. We recorded income tax expense of $6.5 million and $6.4 million for the years ended December 31, 2011 and 2010, respectively. The effective tax rate for the year ended December 31, 2011 was 27.8%, as compared to 31.6% for the year ended December 31, 2010. The decrease in rate was due primarily to the $5.9 million bargain purchase gain recorded in the Federal Deposit Insurance Corporation-assisted transaction being recorded net of tax of $2.3 million and lower taxable income in the current year as a result of in an increase in tax-exempt bank owned life insurance income of $694,000.

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009

Net Income. Net income increased $1.7 million or 14.2%, to $13.8 million for the year ended December 31, 2010, from $12.1 million for the year ended December 31, 2009, due primarily to an increase of $5.5 million in net interest income, an increase of $1.4 million in non-interest income, and a decrease of $248,000 in income tax expense, partially offset by an increase of $4.4 million in non-interest expense, and an increase of $1.0 million in provision for loan losses.

Interest Income. Interest income increased by $927,000, or 1.1%, to $86.5 million for the year ended December 31, 2010, as compared to $85.6 million for the year ended December 31, 2009. The increase was primarily the result of an increase in average interest-earning assets of $213.0 million, or 11.9%. The increase in average interest-earning assets was primarily attributable to an increase in average loans of $121.7 million, or 18.6%, an increase in average mortgage-backed securities of $16.2 million, or 1.8%, and an increase in securities (other than mortgage-backed securities) of $112.9 million, or 88.9%, partially offset by a decrease in average interest-earning deposits of $37.2 million, or 44.7%. The effect of the increase in average interest-earning assets was partially offset by a decrease in the yield earned to 4.31% for the year ended December 31, 2010, from 4.77% for the year ended December 31, 2009. The rates earned on all asset categories, other than loans, decreased due to the general decline in market interest rates for these asset types. The rate earned on loans increased from 5.95% for the year ended December 31, 2009 to 6.02% for the year ended December 31, 2010, primarily as a result of fewer loans migrating to non-accrual status during 2010, as compared to the amount of loans that migrated to non-accrual status during 2009.

Interest Expense. Interest expense decreased $4.6 million, or 15.8%, to $24.4 million for the year ended December 31, 2010, from $29.0 million for the year ended December 31, 2009. The decrease was attributable to a decrease in interest expense on deposits of $4.6 million, or 25.5%, partially offset by a modest increase in interest expense on borrowings of $70,000, or 0.7%. The decrease in interest expense on deposits was attributable to a decrease in the cost of interest-bearing deposits of 62 basis points, or 36.7%, to 1.07% for the year ended December 31, 2010, from 1.69% for the year ended December 31, 2009, reflecting lower market interest rates for short-term deposits. The decrease in the cost of deposits was partially offset by an increase of $190.3 million, or 17.7%, in average interest-bearing deposits outstanding. The increase in interest expense on borrowings was primarily attributable to an increase of $33.3 million, or 11.2%, in average borrowings outstanding, partially offset by a decrease of 34 basis points, or 9.4%, in the cost of borrowings, reflecting lower market interest rates for borrowed funds.

Net Interest Income. Net interest income increased $5.5 million, or 9.7%, due primarily to interest earning assets increasing $213.0 million, or 11.9%, partially offset by a decrease in the net interest margin of six basis points, or 1.9%, over the prior year. The net interest margin decreased for the year ended December 31, 2010 as the average yield earned on interest earning assets decreased, which was partially offset by a decrease in the average rate paid on interest-bearing liabilities. The general decline in yields was due to the overall low interest rate environment and was driven by decreases in yields earned on mortgage-backed securities, as principal repayments were reinvested into lower yielding securities. The decline in yield on interest-earning assets was also due to declining yields on other securities and interest-earning deposits in other financial institutions. These decreases were partially offset by an increase in yield earned on loans due primarily to fewer loans migrating to non-accrual status during 2010, as compared to the amount of loans that migrated to non-accrual status during 2009. The increase in average interest earning assets was due primarily to an increase in average loans outstanding of $121.7 million, other securities of $112.9 million, and mortgage-backed securities of $16.2 million, being partially offset by decreases in interest-earning assets in other financial institutions. Other securities consist primarily of investment-grade corporate bonds, and government-sponsored enterprise bonds.

Provision for Loan Losses. We recorded a provision for loan losses of $10.1 million for the year ended December 31, 2010, an increase of $1.1 million, or 11.6%, from the $9.0 million provision recorded for the year ended December 31, 2009. The increase in the provision for loan losses was due primarily to increases in total loans, the change in the composition of our loan portfolio, and increases in general loss factors, due primarily to higher levels of charge-offs. The increases in the general loss factors utilized in management’s estimate of credit losses inherent in the loan portfolio were also the result of continued deterioration of the local economy. Net charge-offs for the year ended December 31, 2010, were $3.7 million, as compared to $2.4 million for the year ended December 31, 2009.

Non-interest Income. Non-interest income increased $1.4 million, or 26.9%, primarily as a result of an increase of $962,000 in gains on securities transactions, net for the year ended December 31, 2010, as compared to the year ended December 31, 2009. We recognized $1.9 million in gains on securities transactions during the year ended December 31, 2010, as compared to $891,000 in gains on securities transactions during the year ended December 31, 2009. Securities gains during the year ended December 31, 2010 included gross realized gains of $1.3 million primarily from the sale of mortgage-backed securities, coupled with securities gains of $597,000 related to our trading portfolio. During the year ended December 31, 2009, securities gains included gross realized gains of $299,000 primarily from the sale of mortgage-backed securities, coupled with securities gains of $592,000 related to our trading portfolio. The trading portfolio is utilized to fund our deferred compensation obligation to certain of our employees and directors. The participants of this plan, at their election, defer a portion of their compensation. Gains and losses on trading securities have no effect on net income since participants benefit from, and bear the full risk of, changes in the trading securities market values. Therefore, we record an equal and offsetting amount in non-interest expense, reflecting the change in our obligations under the plan. We routinely sell securities when market pricing presents, in management’s assessment, an economic benefit that outweighs holding such security, and when smaller balance securities become cost prohibitive to carry.

Non-interest income also was positively affected by a $524,000, or 29.9%, increase in income on bank owned life insurance for the year ended December 31, 2010, as compared to the year ended December 31, 2009, due to the purchase of $28.8 million of insurance policies during the year ended December 31, 2010. We also recognized approximately $197,000 of income on the sale of fixed assets during the year ended December 31, 2010.

Non-interest Expense. Non-interest expense increased $4.4 million, or 12.9%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, due primarily to the expensing of approximately $1.8 million in costs incurred on our postponed, second-step stock offering, and an increase of $2.2 million, or 12.8%, in compensation and employee benefits expense. Compensation and employee benefits expense increased primarily due to increases in full-time equivalent employees related to additional branch and operations personnel, as well as incremental personnel from our insurance premium finance division formed in October 2009. Occupancy expense increased $547,000, or 11.9%, over the same time period, primarily due to increases in rent and amortization of leasehold improvements relating to new branches and the renovation of existing branches. In addition, other non-interest expense also increased $536,000, or 15.7%, from the year ended December 31, 2009 to the year ended December 31, 2010. This increase is primarily attributable to operating expenses of the insurance premium finance division. These increases in non-interest expense were partially offset by a decrease of $515,000 in Federal Deposit Insurance Corporation insurance expense. Federal Deposit Insurance Corporation insurance expense for the year ended December 31, 2009 included $770,000 related to a Federal Deposit Insurance Corporation special assessment.

Income Tax Expense. We recorded a provision for income taxes of $6.4 million for the year ended December 31, 2010, as compared to $6.6 million for the year ended December 31, 2009. The effective tax rate for the year ended December 31, 2010, was 31.6%, as compared to 35.4% for the year ended December 31, 2009. The decrease in the effective tax rate was primarily the result of the reversal of deferred tax liabilities related to state bad debt reserves of approximately $738,000 resulting from the enactment of new State of New York tax laws during the year ended December 31, 2010, and higher levels of tax exempt income from bank owned life insurance.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information at June 30, 2012 and for the periods indicated. No tax-equivalent yield adjustments have been made, as we had no tax-free interest-earning assets during the years. All average balances are daily average balances based upon amortized costs. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

	At June 30, 2012	For the Six Months Ended June 30,
		2012			2011
		Average Outstanding Balance	Interest	Average Yield/Rate (4)	Average Outstanding Balance	Interest	Average Yield/Rate (4)
	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	5.63%	$1,065,272	$30,025	5.67%	$858,991	$25,252	5.93%
Mortgage-backed securities	2.54	1,008,957	13,619	2.71	1,099,390	17,092	3.14
Other securities	1.99	128,989	1,543	2.41	134,822	1,757	2.63
Federal Home Loan Bank of New York stock	4.50	13,083	284	4.37	10,469	230	4.43
Interest-earning deposits	0.24	38,483	28	0.15	47,708	105	0.44

Total interest-earning assets	3.94	2,254,784	45,499	4.06	2,151,380	44,436	4.17
Non-interest-earning assets		144,572			134,861

Total assets		$2,399,356			$2,286,241

Interest-bearing liabilities:
Savings, NOW, and money market accounts	0.43	$870,663	$2,119	0.49	$697,955	$2,298	0.66
Certificates of deposit	1.22	475,239	2,866	1.21	570,312	3,989	1.41

Total interest-bearing deposits	0.71	1,345,902	4,985	0.74	1,268,267	6,287	1.00
Borrowings	2.53	489,504	6,576	2.70	496,276	6,549	2.66

Total interest-bearing liabilities	1.20	1,835,406	11,561	1.27	1,764,543	12,836	1.47
Non-interest-bearing deposits		162,602			115,346
Accrued expenses and other liabilities		15,757			9,706

Total liabilities
Stockholders’ equity		385,591			396,646

Total liabilities and stockholders’ equity		$2,399,356			$2,286,241

Net interest income			$33,938			$31,600

Net interest rate spread (1)				2.79%			2.70%
Net interest-earning assets (2)		$419,378			$386,837

Net interest margin (3)				3.03%			2.96%
Average interest-earning assets to interest-bearing liabilities		122.85%			121.92%
(footnotes on following page)

	For the Years Ended December 31,
	2011			2010			2009
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$928,904	$55,066	5.93%	$775,404	$46,681	6.02%	$653,748	$38,889	5.95%
Mortgage-backed securities	1,061,308	32,033	3.02	936,991	33,306	3.55	920,785	42,256	4.59
Other securities	131,136	3,314	2.53	239,872	6,011	2.51	126,954	3,223	2.54
Federal Home Loan Bank of New York stock	10,459	439	4.20	6,866	354	5.16	7,428	399	5.37
Interest-earning deposits	48,903	165	0.34	45,951	143	0.31	83,159	801	0.96

Total interest-earning assets	2,180,710	91,017	4.17	2,005,084	86,495	4.31	1,792,074	85,568	4.77
Non-interest-earning assets	141,466			115,491			87,014

Total assets	$2,322,176			$2,120,575			$1,879,088

Interest-bearing liabilities:
Savings, NOW, and money market accounts	$741,130	4,651	0.63	$676,334	5,119	0.76	$566,894	6,046	1.07
Certificates of deposit	566,619	7,600	1.34	590,445	8,454	1.43	509,610	12,168	2.39

Total interest-bearing deposits	1,307,749	12,251	0.94	1,266,779	13,573	1.07	1,076,504	18,214	1.69
Borrowings	476,413	13,162	2.76	330,693	10,833	3.28	297,365	10,763	3.62

Total interest-bearing liabilities	1,784,162	25,413	1.42	1,597,472	24,406	1.53	1,373,869	28,977	2.11
Non-interest-bearing deposits	131,224			114,450			99,950
Accrued expenses and other liabilities	13,260			9,677			14,075

Total liabilities	1,928,646			1,721,599			1,487,894
Stockholders’ equity	393,530			398,976			391,194

Total liabilities and stockholders’ equity	$2,322,176			$2,120,575			$1,879,088

Net interest income		$65,604			$62,089			$56,591

Net interest rate spread (1)			2.75			2.78			2.66
Net interest-earning assets (2)	$396,548			$407,612			$418,205

Net interest margin (3)			3.01%			3.10%			3.16%
Average interest-earning assets to interest-bearing liabilities	122.23%			125.52%			130.44%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Annualized.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Six Months Ended March 31, 2012 vs. 2011			Year Ended December 31, 2011 vs. 2010			Year Ended December 31, 2010 vs. 2009
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate		Volume	Rate
	(In thousands)
Interest-earning assets:
Loans	$5,840	$(1,067)	$4,773	$9,070	$(685)	$8,385	$7,319	$473	$7,792
Mortgage-backed securities	(1,320)	(2,153)	(3,473)	10,163	(11,436)	(1,273)	758	(9,708)	(8,950)
Other securities	(72)	(142)	(214)	(2,745)	48	(2,697)	2,829	(41)	2,788
Federal Home Loan Bank of New York stock	57	(3)	54	132	(47)	85	(29)	(16)	(45)
Interest-earning deposits	(17)	(60)	(77)	9	13	22	(262)	(396)	(658)

Total interest-earning assets	4,488	(3,425)	1,063	16,629	(12,107)	4,522	10,615	(9,688)	927

Interest-bearing liabilities:
Savings, NOW and money market accounts	2,875	(3,054)	(179)	596	(1,064)	(468)	1,840	(2,767)	(927)
Certificates of deposit	(610)	(513)	(1,123)	(334)	(520)	(854)	2,437	(6,151)	(3,714)

Total deposits	2,265	(3,567)	(1,302)	262	(1,584)	(1,322)	4,277	(8,918)	(4,641)
Borrowings	(238)	265	27	3,638	(1,309)	2,329	458	(388)	70

Total interest-bearing liabilities	2,027	(3,302)	(1,275)	3,900	(2,893)	1,007	4,735	(9,306)	(4,571)

Change in net interest income	$2,461	$(123)	$2,338	$12,729	$(9,214)	$3,515	$5,880	$(382)	$5,498

Asset Quality

Purchased Credit Impaired Loans

PCI loans were recorded at estimated fair value using expected future cash flows deemed to be collectible on the date acquired. Based on its detailed review of PCI loans and experience in loan workouts, management believes it has a reasonable expectation about the amount and timing of future cash flows and accordingly has classified PCI loans ($82.1 million at June 30, 2012 and $88.5 million at December 31, 2011) as accruing, even though they may be contractually past due. At June 30, 2012, based on recorded contractual principal, 6.1% of PCI loans were past due 30 to 89 days, and 12.8% were past due 90 days or more. At December 31, 2011, based on recorded contractual principal, 9.0% of PCI loans were past due 30 to 89 days, and 16.1% were past due 90 days or more, as compared to 8.0% and 13.9% at October 14, 2011. The amount and timing of expected cash flows as of June 30, 2012 did not change significantly from the October 2011 acquisition date. The discussion that follows relates specifically to originated loans, both held-for-investment and held-for-sale.

Originated Loans

General. Maintaining loan quality historically has been, and will continue to be, a key element of our business strategy. We employ conservative underwriting standards for new loan originations and maintain sound credit administration practices while the loans are outstanding. In addition, substantially all of our loans are secured, predominantly by real estate. However, during the current economic recession, we have experienced increases in delinquent and non-performing loans. At June 30, 2012, our non-performing loans totaled $34.8 million or 3.24% of total loans. Charge-offs have remained relatively low at 0.18% (annualized) of average total loans for the six months ended June 30, 2012, 0.78% of average loans outstanding for the year ended December 31, 2011, 0.47% for the year ended December 31, 2010, and 0.37% for the year ended December 31, 2009. Net charge-offs in 2011 included $4.0 million related to the transfer of $7.4 million of loans held-for-investment to held-for-sale.

Delinquent Loans and Non-performing Loans. Non-performing loans totaled $34.8 million at June 30, 2012, compared to $43.9 million at December 31, 2011, and $60.9 million at December 31, 2010. The following table details non-performing loans at those dates.

	June 30, 2012	December 31,
		2011	2010
	(In thousands)
Non-accruing loans:
Held-for-investment	$12,680	$17,489	$39,303
Held-for-sale	80	2,991	—
Non-accruing loans subject to restructuring agreements:
Held-for-investment	21,609	22,844	19,978
Held-for-sale	—	457	—

Total non-accruing loans	34,639	43,781	59,281

Loans 90 days or more past due and still accruing:
Held-for-investment	424	85	1,609
Held-for-sale	—	—	—

Total loans 90 days or more past due and still accruing:	424	85	1,609

Total non-performing loans	34,793	43,866	60,890
Other real estate owned	2,139	3,359	171

Total non-performing assets	$36,932	$47,225	$61,061

Loans subject to restructuring agreements and still accruing	$25,502	$18,349	$11,198

The following table details non-performing loans by loan type at June 30, 2012 and December 31, 2011 and 2010:

	June 30, 2012	December 31,
		2011	2010
	(in thousands)
Non-accrual loans:
Real estate loans:
Commercial	$25,378	$34,659	$46,388
One- to four-family residential	1,660	1,338	1,275
Construction and land	1,861	2,131	5,122
Multifamily	2,416	2,175	4,863
Home equity and lines of credit	1,702	1,766	181
Commercial and industrial	1,345	1,575	1,323
Insurance premium loans	7	137	129

Total non-accrual loans	34,369	43,781	59,281

Loans delinquent 90 days or more and still accruing:
Real estate loans:
Commercial	4	13	—
One- to four-family residential	290	—	1,108
Construction and land	—	—	404
Multifamily	71	72	—
Home equity and lines of credit	—	—	59
Commercial and industrial	—	—	38
Other loans	59	—	—

Total loans delinquent 90 days or more and still accruing	424	85	1,609

Total non-performing loans	$34,793	$43,866	$60,890

Generally, originated loans are placed on non-accruing status when they become 90 days or more delinquent, and remain on non-accrual status until they are brought current, have six months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accruing status. The following tables detail the delinquency status of non-accruing loans at March 31, 2012 and December 31, 2011:

	At June 30, 2012
	Days Past Due			Total
	0 to 29	30 to 89	90 or more
Real estate loans:
Commercial	$14,948	$464	$9,966	$25,378
One- to four-family residential	284	919	457	1,660
Construction and land	1,861	—	—	1,861
Multifamily	517	—	1,899	2,416
Home equity and lines of credit	—	100	1,602	1,702
Commercial and industrial loans	541	—	804	1,345
Insurance premium loans	—	—	7	7

Total non-accruing loans	$18,151	$1,483	$14,735	$34,369

	At December 31, 2011
	Days Past Due			Total
	0 to 29	30 to 89	90 or more
Real estate loans:
Commercial	$16,395	$3,613	$14,651	$34,659
One- to four-family residential	210	594	534	1,338
Construction and land	1,709	—	422	2,131
Multifamily	523	—	1,652	2,175
Home equity and lines of credit	102	—	1,664	1,766
Commercial and industrial loans	553	—	1,022	1,575
Insurance premium loans	—	—	137	137

Total non-accruing loans	$19,492	$4,207	$20,082	$43,781

Total non-accruing loans decreased $9.4 million, to $34.4 million at June 30, 2012, from $43.8 million at December 31, 2011. This decrease was primarily attributable to loans held-for-sale of $3.4 million being sold during the six months ended June 30, 2012, $876,000 of loans returned to accrual status, $2.2 million of pay-offs and principal pay-downs, charge-offs of $519,000, the sale of $5.7 million of loans held-for-investment and the transfer of $166,000 to other real estate owned. The above decreases in non-accruing loans during the six months ended June 30, 2012, were partially offset by $3.1 million of loans being placed on non-accrual status and advances of $352,000 during the quarter ended June 30, 2012.

The decrease in non-accrual loans during the year ended December 31, 2011 was primarily attributable to $12.5 million in loans being returned to accrual status during the year ended December 31, 2011. Non-accrual loans also decreased as a result of $4.0 million of pay-offs and principal pay-downs, charge-offs of $7.6 million, and the transfer of $2.7 million to other real estate owned. The above decreases in non-accruing loans during the year ended December 31, 2011 were partially offset by $11.3 million of loans being placed on non-accrual status during the year ended December 31, 2011.

A discussion of the five largest non-accrual loans at June 30, 2012 follows. The carrying value of these loans totaled $18.1 million, or 52.7%, of total non-accrual loans of $34.4 million at June 30, 2012.

•

An owner-occupied commercial real estate relationship with a carrying value of $8.1 million. The business and collateral are located in New Jersey. The real estate collateral consists of a first mortgage on a manufacturing facility and subordinated mortgages on other real estate. At June 30, 2012, the relationship was performing under a restructure agreement that commenced in March 2011, which reduced the borrower’s debt service payments and requires monthly payments of principal and interest. The manufacturing facility was appraised for $8.0 million in December 2011. Because of the nature of the collateral, the appraiser relied on the cost and sales approaches to value. The other collateral includes a subordinated mortgage on the primary residence of one of the principals that was appraised for $1.9 million in December 2011 and is subordinate to a first mortgage of less than $400,000. The loans are personally guaranteed by the principals.

•

A commercial real estate loan with a carrying value of $3.4 million. The real estate collateral consists of a first mortgage on an office building in New York City. Northfield Bank has filed a foreclosure action and a lock box is in place to control rent receipts. The property was appraised in November 2011 for $5.0 million. The cap rate was 8.1%, and the loan is personally guaranteed by the principal.

•

A commercial real estate loan with a carrying value of $3.0 million. The real estate collateral is a first mortgage on a New Jersey property primarily used as a recreational facility with some retail usage. The borrower is now repositioning the property at his own cost by converting the recreational portion to retail and the project is expected to be completed by the middle of 2013. The loan was restructured in early 2010 to reduce the borrower’s debt service and required interest only payments. Beginning in December 2011, the borrower’s monthly payment included principal and interest. The borrower was performing in accordance with the restructured terms as of March 31, 2012. The property was appraised on an “as is” basis for $4.9 million in November 2010. The cap rate was 8%, and the loan is personally guaranteed by the principal.

•

A construction loan with a carrying value of $1.9 million the collateral is an eight-unit condominium construction project in New York City. A new sponsor assumed control of the project in December 2011 and the project is now 90% completed. Northfield Bank is funding the $650,000 necessary to complete the project by the end of the third quarter of 2012. As of June 30, 2012 six units were under contract and sales activity continued. The property was appraised in November 2011 for $3.6 million based on the gross sellout value of the completed units. The gross listing price for the eight units is in excess of $3.5 million. Closings of the sold units are expected to begin in the fourth quarter.

•

A commercial real estate loan with a carrying value of $1.8 million. The real estate collateral is an owner-occupied commercial real estate building located in Middlesex County, New Jersey. The business slowed in 2010. The borrower has performed under an interest-only debt restructure for the past 24 months. On July 1, 2012 the loan was returned to contractual terms. The property was appraised in June 2012 for $1.9 million.

At June 30, 2012, we had $12.1 million of accruing loans that were 30 to 89 days delinquent, as compared to $21.1 million at December 31, 2011 and $19.8 million at December 31, 2010. The following table sets forth the total amounts of delinquencies for accruing loans that were 30 to 89 days past due by type and by amount at the dates indicated.

	June 30, 2012	December 31,
		2011	2010
	(in thousands)
Real estate loans:
Commercial	$6,498	$8,404	$8,970
One- to four-family residential	3,105	2,258	2,575
Construction and land	—	3,041	499
Multifamily	2,200	6,468	6,194
Home equity and lines of credit	93	30	262
Commercial and industrial loans	98	207	536
Insurance premium loans	89	568	660
Other loans	37	91	102

Total	$12,120	$21,067	$19,798

Non-accruing loans subject to restructuring agreements were $21.6 million at June 30, 2012, $23.3 million at December 31, 2011 and $20.0 million at December 31, 2010. Loans subject to restructuring agreements and still accruing totaled $25.5 million, $18.3 million and $11.2 million at June 30, 2012 and December 31, 2011 and 2010, respectively. During the six months ended June 30, 2012, we entered into four troubled debt restructurings (TDRs), of which $6.7 million and $257,000 were classified as accruing and non-accruing, respectively, at June 30, 2012. At June 30, 2012, $23.1 million, or 90.6%, of the $25.5 million of accruing troubled debt restructurings, and $17.8 million, or 82.5%, of the $21.6 million of non-accruing troubled debt restructurings, were performing in accordance with their restructured terms.

During the year ended December 31, 2011, we entered into 13 troubled TDRs, of which $6.8 million and $12.8 million were classified as accruing and non-accruing, respectively, at December 31, 2011. At December 31, 2011, $12.7 million, or 69.4%, of the $18.3 million of accruing troubled debt restructurings, and $19.2 million, or 82.3%, of the $23.3 million of non-accruing troubled debt restructurings, were performing in accordance with their restructured terms. Generally, the types of concession that we make to troubled borrowers includes reduction to, both temporary and permanent, interest rates and extension of payment terms. At December 31, 2011, the balance of TDRs are 81% commercial real estate loans, 4% construction loans, 5% multifamily loans, 4% commercial and industrial loans, and 6% one- to four-family residential loans.

The table below sets forth the amounts and categories of the troubled debt restructurings as of June 30, 2012 and December 31, 2011 and 2010.

	At June 30, 2012		At December 31,
			2011		2010
	Non-Accruing	Accruing	Non-Accruing	Accruing	Non-Accruing	Accruing
	(in thousands)
Troubled Debt Restructurings:
Real estate loans:
Commercial	$18,371	$20,344	$20,420	$13,389	$13,138	$7,879
One- to four-family residential	308	2,275	—	2,532	—	1,750
Construction and land	1,861	—	1,709	—	4,012	—
Multifamily	517	1,540	523	1,552	2,327	1,569
Home equity and lines of credit	100	364	102	—	—	—
Commercial and industrial loans	452	979	547	876	501	—

	$21,609	$25,502	$23,301	$18,349	$19,978	$11,198

Performing in accordance with restructured terms	82.51%	90.62%	82.34%	69.03%	61.03%	100.00%

For the six months ended June 30, 2012 and the year ended December 31, 2011, gross interest income that would have been recorded had the nonaccrual and troubled debt restructurings been current in accordance with their original terms totaled $2.2 million and $6.1 million, respectively. Interest income recognized on nonaccrual and troubled debt restructurings for the six months ended June 30, 2012 and the year ended December 31, 2011 was $1.3 million and $3.6 million, respectively.

The allowance for loan losses to non-performing loans (held-for-investment) increased to 77.9% at June 30, 2012 from 66.4% at December 31, 2011. This increase was primarily attributable to a decrease in non-performing loans of $9.1 million, from $43.9 million at December 31, 2011 to $34.8 million at June 30, 2012. At June 30, 2012, 80.5% (balance of impaired loans) of the appraisals utilized for our impairment analysis were completed within the last nine months, 6.3% (balance of impaired loans) were completed within the last 18 months, with the remaining 13.2% (balance of impaired loans) being older than 18 months. All appraisals older than 12 months were reviewed by management and appropriate adjustments were made utilizing current market indices. Generally loans are charged down to the appraised value less costs to sell, which reduces the coverage ratio of the allowance for loan losses to non-performing loans. Downward adjustments to appraisal values, primarily to reflect “quick sale” discounts, are generally recorded as specific reserves within the allowance for loan losses.

The allowance for loan losses to originated loans held-for-investment, net, remained relatively the same at 2.73% at June 30, 2012, compared to 2.72% at December 31, 2011.

Specific reserves on impaired loans increased $599,000, or 14.7%, to $4.7 million at June 30, 2012 from $4.1 million at December 31, 2011. At June 30, 2012, we had 50 loans classified as impaired and recorded a total of $4.7 million of specific reserves on 19 of the 50 impaired loans. At December 31, 2011, we had 48 loans classified as impaired and recorded a total of $4.1 million of specific reserves on 16 of the 48 impaired loans.

The allowance for loan losses to non-performing loans (held-for-investment) increased from 35.83% at December 31, 2010 to 66.4% at December 31, 2011. This increase was primarily attributable to an increase of $5.0 million, or 23.0%, in the allowance for loan losses partially offset by a decrease in non-performing loans of $17.0 million, from $60.9 million at December 31, 2010 to $43.9 million at December 31, 2011. At December 31, 2011, 64.5% (balance of impaired loans) of the appraisals utilized for our impairment analysis were completed within the last nine months, 32.7% (balance of impaired loans) were completed within the last 18 months, with the remaining 2.8% (balance of impaired loans) being older than 18 months. All appraisals older than 12 months were reviewed by management and appropriate adjustments were made utilizing current market indices. Generally loans are charged down to the appraised value less costs to sell, which reduces the coverage ratio of the allowance for loan losses to non-performing loans. Downward adjustments to appraisal values, primarily to reflect “quick sale” discounts, are generally recorded as specific reserves within the allowance for loan losses.

The allowance for loan losses to originated loans held-for-investment, net, increased to 2.72% at December 31, 2011, from 2.64% at December 31, 2010. This increase was attributable to an increase of $2.5 million, or 24.9%, in the provision for loan losses for the year ended December 31, 2011 compared to the provision for the year ended December 31, 2010, partially offset by an increase in the loan portfolio over the same time period. The increase in our allowance for loan losses during the year is primarily attributable to specific reserves on impaired loans related to quick sale discounts, and an increase in general loss factors related to increases in non-accrual loans, fluctuations in loan delinquencies, and continued declines in general economic conditions and real estate values as well as an increase in unallocated reserves due to the timing of appraisals and ongoing loan reviews.

Specific reserves on impaired loans increased $1.4 million, or 51.8%, from $2.7 million, for the year ended December 31, 2010, to $4.1 million for the year ended December 31, 2011. At December 31, 2011, we had 48 loans classified as impaired and recorded a total of $4.1 million of specific reserves on 16 of the 48 impaired loans. At December 31, 2010, we had 44 loans classified as impaired and recorded a total of $2.7 million of specific reserves on 13 of the 44 impaired loans.

The following table sets forth activity in our allowance for loan losses, by loan type, for the periods indicated.

	Real Estate Loans
	Commercial	One-to-four Family Residential	Construction and Land	Multifamily	Home Equity and Lines and Credit	Commercial and Industrial	Insurance Premium Loans	Other	Unallocated	Total Allowance for Loan Losses
	(in thousands)
December 31, 2008	$5,176	$131	$1,982	$788	$146	$523	$—	$32	$—	$8,778
Provision for loan losses	4,575	95	1,113	1,242	64	1,495	101	2	351	9,038
Recoveries	—	—	—	—	—	—	—	—	—	—
Charge-offs	(1,348)	(63)	(686)	(164)	—	(141)	—	—	—	(2,402)

December 31, 2009	8,403	163	2,409	1,866	210	1,877	101	34	351	15,414
Provision for loan losses	5,238	407	(111)	5,403	32	(1,122)	91	(6)	152	10,084
Recoveries	—	—	—	—	—	—	20	—	—	20
Charge-offs	(987)	—	(443)	(2,132)	—	(36)	(101)	—	—	(3,699)

December 31, 2010	12,654	570	1,855	5,137	242	719	111	28	503	21,819
Provision for loan losses	6,809	498	27	2,353	238	1,931	115	12	606	12,589
Recoveries	55	—	—	—	—	23	30	—	—	108
Charge-offs	(5,398)	(101)	(693)	(718)	(62)	(638)	(70)	—	—	(7,680)

December 31, 2011	14,120	967	1,189	6,772	418	2,035	186	40	1,109	26,836
Provision for loan losses	539	(330)	(119)	360	146	227	52	9	275	1,159
Recoveries	15	—	—	—	—	24	—	—	—	39
Charge-offs	655)	—	(43)	—	(3)	(90)	(198)	(3)	—	(992)

June 30, 2012	$14,019	$637	$1,027	$7,132	$561	$2,196	$40	$46	$1,384	$27,042

During the six months ended June 30, 2012, we recorded net charge-offs of $953,000, a decrease of $463,000, or 32.7%, as compared to the six months ended June 30, 2011. The decrease in net charge-offs was primarily attributable to a $552,000 decrease in net charge-offs related to commercial real estate loans and a decrease of $107,000 in commercial and industrial loans net charge-offs offset by a $172,000 increase in net charge-offs related to insurance premium loans. Allowance for loan losses allocated to multifamily real estate loans increased by $360,000, or 5.3%, from $6.8 million at December 31, 2011 to $7.1 million at June 30, 2012 as a result of increases in outstanding balances offset by decreased historical and general loss factors. We could experience an increase in the allowance for loan losses in future periods if charge-offs and non-performing loans increase.

During the year ended December 31, 2011, we recorded net charge-offs of $7.6 million, an increase of $3.9 million, or 105.4%, as compared to the year ended December 31, 2010. The increase in net charge-offs was primarily attributable to a $4.4 million increase in net charge-offs related to commercial real estate loans and a $602,000 increase in net charge-offs related to commercial and industrial loans offset by a $1.4 million decrease in net charge-offs related to multifamily real estate loans. During the year ended December 31, 2011, net charge-offs included $4.0 million related to loans transferred to held-for-sale. Charge-offs related to this transfer did not have a material effect on our loss factors for calculating the allowance for loan losses since such losses represent a change in intent for these loans which is not the intent for the held-for-investment portfolio. As a result of increases in outstanding balances, the general decline in real estate values and the current economic downturn, our historical and general loss factors have increased, thus increasing the allowance for loan losses allocated to multifamily real estate loans by $1.7 million, or 31.8%, from $5.1 million at December 31, 2010, to $6.8 million at December 31, 2011. In addition, as a result of the net charge-offs incurred, as well as increased levels of commercial real estate loans on non-accrual status, coupled with the general decline in real estate values and the current economic downturn, our historical and general loss factors have increased, thus increasing the allowance for loan losses allocated to commercial real estate loans by $1.5 million, or 11.6%, from $12.6 million at December 31, 2010, to $14.1 million at December 31, 2011. The allowance for loan losses allocated to commercial and industrial loans increased $1.3 million from December 31, 2010 to December 31, 2011. This increase was primarily attributable to an increase in historical loss factors, coupled with the increased level of non-accrual commercial and industrial loans. We could experience an increase in our allowance for loan losses in future periods if charge-offs and non-performing loans continue to increase.

Management of Market Risk

General. A majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage-related assets and loans, generally have longer maturities than our liabilities, which consist primarily of deposits and wholesale funding. As a result, a principal part of our business strategy involves managing interest rate risk and limiting the exposure of our net interest income to changes in market interest rates. Accordingly, our board of directors has established a management risk committee, comprised of our Treasurer, who chairs this Committee, our Chief Executive Officer, our Chief Financial Officer, our Chief Lending Officer, and our Executive Vice President of Operations. This committee is responsible for, among other things, evaluating the interest rate risk inherent in our assets and liabilities, for recommending to the risk committee of our board of directors the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We seek to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. As part of our ongoing asset-liability management, we currently use the following strategies to manage our interest rate risk:

•	originate multifamily real estate and commercial real estate loans that generally have interest rates that reset every five years;

•	sell longer-term, one- to four-family residential real estate loans;

•	invest in shorter maturity investment grade corporate securities and mortgage-related securities; and

•	obtain general financing through lower cost deposits and wholesale funding and repurchase agreements.

Net Portfolio Value Analysis. We compute the net present value of our interest-earning assets and interest-bearing liabilities (net portfolio value or “NPV”) over a range of assumed market interest rates. Our simulation model uses a discounted cash flow analysis to measure the net portfolio value. We estimate the economic value of these assets and liabilities under the assumption that interest rates experience an instantaneous, parallel, and sustained increase of 100, 200, 300, or 400 basis points, or a decrease of 100 and 200 basis points which is based on the current interest rate environment. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.

Net Interest Income Analysis. We also analyze our sensitivity to changes in interest rates through our net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a twelve-month period. We then calculate what the net interest income would be for the same period under the assumption that interest rates experience an instantaneous and sustained increase of 100, 200, 300, or 400 basis points or a decrease of 100 and 200 basis points which is based on the current interest rate environment.

The tables below set forth, as of June 30, 2012 and December 31, 2011, our calculation of the estimated changes in our net portfolio value, net present value ratio, and percent change in net interest income that would result from the designated instantaneous and sustained changes in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied on as indicative of actual results.

At June 30, 2012
Change in Interest Rates (basis points) (1)	NPV
	Estimated Present Value of Assets	Estimated Present Value of Liabilities	Estimated NPV (2)	Estimated Change In NPV	Estimated NPV/Present Value of Assets Ratio	Net Interest Income Percent Change
	(dollars in thousands)
+400	$2,269,383	$1,927,290	$342,093	$(129,308)	15.07%	(13.97)%
+300	2,327,665	1,959,109	368,556	(102,845)	15.83%	(10.13)%
+200	2,398,531	1,991,973	406,558	(64,843)	16.95%	(6.12)%
+100	2,470,577	2,025,930	444,647	(26,754)	18.00%	(2.43)%
0	2,532,431	2,061,030	471,401	—	18.61%	—
-100	2,566,109	2,091,868	474,241	2,840	18.48%	(0.59)%
-200	2,598,437	2,101,301	497,136	25,735	19.13%	(3.82)%

At December 31, 2011
Change in Interest Rates (basis points) (1)	NPV
	Estimated Present Value of Assets	Estimated Present Value of Liabilities	Estimated NPV (2)	Estimated Change In NPV	Estimated NPV/Present Value of Assets Ratio	Net Interest Income Percent Change
	(dollars in thousands)
+400	$2,162,339	$1,850,354	$311,985	$(118,243)	14.43%	(7.72)%
+300	2,216,517	1,882,182	334,335	(95,893)	15.08%	(5.56)%
+200	2,282,543	1,915,059	367,484	(62,744)	16.10%	(3.10)%
+100	2,352,573	1,949,034	403,539	(26,689)	17.15%	(1.02)%
0	2,414,383	1,984,155	430,228	—	17.82%	—
-100	2,447,264	2,015,567	431,697	1,469	17.64%	(0.66)%
-200	2,480,170	2,026,021	454,149	23,921	18.31%	(2.21)%

(1)	Assumes an instantaneous and sustained uniform change in interest rates at all maturities.
(2)	NPV includes non-interest earning assets and liabilities.

The tables above indicate that at June 30, 2012 and December 31, 2011, in the event of a 200 basis point decrease in interest rates, we would experience a 5.46% and 5.56% increase in estimated net portfolio value, respectively, and a 3.82% and 2.21% decrease in net interest income, respectively. In the event of a 400 basis point increase in interest rates at June 30, 2012 and December 31, 2011, we would experience a 27.43% and 27.48% decrease in net portfolio value, respectively, and a 13.97% and 7.72% decrease in net interest income, respectively. Our policies provide that, in the event of a 300 basis point increase/decrease or less in interest rates, our net present value ratio should decrease by no more than 400 basis points. Additionally, our policy states that our net portfolio value should be at least 8.0% of total assets before and after such shock. At June 30, 2012 and December 31, 2011, we were in compliance with all board approved policies with respect to interest rate risk management.

Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value and net interest income. Our model requires us to make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value and net interest income information presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although interest rate risk calculations provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due. Our primary sources of funds consist of deposit inflows, loan repayments, borrowings through repurchase agreements and advances from money center banks and the Federal Home Loan Bank of New York, and repayments, maturities and sales of securities. While maturities and scheduled amortization of loans and securities are reasonably predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. The risk committee of the board of directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and withdrawals of deposits by our customers as well as unanticipated contingencies. We seek to maintain a ratio of liquid assets (not subject to pledge) as a percentage of deposits and borrowings of 35% or greater. At June 30, 2012, this ratio was 50.7%. We believe that we had sufficient sources of liquidity to satisfy our short- and long-term liquidity needs at June 30, 2012.

We regularly adjust our investments in liquid assets based on our assessment of:

•	expected loan demand;

•	expected deposit flows;

•	yields available on interest-earning deposits and securities; and

•	the objectives of our asset/liability management program.

Our most liquid assets are cash and cash equivalents, and unpledged mortgage-related securities issued or guaranteed by the U.S. Government, Fannie Mae, or Freddie Mac that we can either borrow against or sell. We also have the ability to surrender bank owned life insurance contracts. The surrender of these contracts would subject us to income taxes and penalties for increases in the cash surrender values over the original premium payments.

We had the following primary sources of liquidity at June 30, 2012 (in thousands):

Cash and cash equivalents	$34,381
Unpledged mortgage-backed securities
(Issued or guaranteed by the U.S. Government,
Fannie Mae, or Freddie Mac)	$521,474

At June 30, 2012, we had $28.0 million in outstanding loan commitments. In addition, we had $48.6 million in unused lines of credit to borrowers. Certificates of deposit due within one year of June 30, 2012 totaled $168.4 million, or 10.9% of total deposits. If these deposits do not remain with us, we may be required to seek other sources of funds, including loan sales, other deposit products, including replacement certificates of deposit, securities sold under agreements to repurchase (repurchase agreements), and advances from the Federal Home Loan Bank of New York and other borrowing sources. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before June 30, 2012. We believe, based on experience, that a significant portion of such deposits will remain with us, and we have the ability to attract and retain deposits by adjusting the interest rates offered.

We have a detailed contingency funding plan that is reviewed and reported to the risk committee of the board of directors on at least a quarterly basis. This plan includes monitoring cash on a daily basis to determine our liquidity needs. Additionally, management performs a stress test on our retail deposits and wholesale funding sources in several scenarios on a quarterly basis. The stress scenarios include deposit attrition of up to 50%, and selling our securities available-for-sale portfolio at a discount of 20% to its current estimated fair value. We continue to maintain what we believe to be significant liquidity under all stress scenarios.

Northfield Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. At June 30, 2012, Northfield Bank exceeded all regulatory capital requirements and is considered “well capitalized” under regulatory guidelines. See “Supervision and Regulation—Federal Banking Regulation—Capital Requirements” and Note 12 of the Notes to the Consolidated Financial Statements.

The net proceeds from the stock offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds from the stock offering, our return on equity will be adversely affected following the stock offering.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, and unused lines of credit. While these contractual obligations represent our potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process applicable to loans we originate. In addition, we routinely enter into commitments to sell mortgage loans; such amounts are not significant to our operations. For additional information, see Note 12 of the Notes to the Consolidated Financial Statements.

Contractual Obligations. In the ordinary course of our operations we enter into certain contractual obligations. Such obligations include leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities, and agreements with respect to investments.

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2011. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

Contractual Obligations	Payments Due by Period
	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
	(In thousands)
Long-term debt (1)	$108,681	$138,800	$223,410	$8,000	$478,891
Floating rate advances	3,004	—	—	—	3,004
Operating leases	3,378	6,609	6,474	31,607	48,068
Capitalized leases	387	810	516	560	2,273
Certificates of deposit	356,391	72,017	51,712	3	480,123

Total	$471,841	$218,236	$282,112	$40,170	$1,012,359

Commitments to extend credit (2)	$64,735	$—	$—	$—	$64,735

(1)	Includes repurchase agreements, Federal Home Loan Bank of New York advances, and accrued interest payable at December 31, 2011.
(2)	Includes unused lines of credit which are assumed to be funded within the year.

As of June 30, 2012 and December 31, 2011, we serviced $35.3 million and $41.3 million of loans for Freddie Mac. These one- to four-family residential mortgage real estate loans were underwritten to Freddie Mac guidelines and to comply with applicable federal, state, and local laws. At the time of the closing of these loans we owned the loans and subsequently sold them to Freddie Mac providing normal and customary representations and warranties, including representations and warranties related to compliance with Freddie Mac underwriting standards. At the time of sale, the loans were free from encumbrances except for the mortgages we filed which, with other underwriting documents, were subsequently assigned and delivered to Freddie Mac. At June 30, 2012 and December 31, 2011, substantially all of the loans serviced for Freddie Mac were performing in accordance with their contractual terms and management believes that it has no material repurchase obligations associated with these loans.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, please see Note 10 of the Notes to the Unaudited Consolidated Financial Statements.

Effect of Inflation and Changing Prices

Our consolidated financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The effect of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater effect on our performance than inflation.

BUSINESS OF NORTHFIELD-DELAWARE

Northfield-Delaware is a Delaware corporation that was organized in June 2010. Upon completion of the conversion, Northfield-Delaware will become the holding company of Northfield Bank and will succeed to all of the business and operations of Northfield-Federal and each of Northfield-Federal and Northfield Bancorp, MHC will cease to exist.

Initially following the completion of the conversion, Northfield-Delaware will have approximately $_____ million in cash and other assets held by Northfield-Federal and Northfield Bancorp, MHC as of June 30, 2012, and the net proceeds it retains from the offering, part of which will be used to make a loan to the Northfield Bank Employee Stock Ownership Plan, and will have no significant liabilities. See “How We Intend to Use the Proceeds From the Offering.” Northfield-Delaware intends to use the support staff and offices of Northfield Bank and will pay Northfield Bank for these services. If Northfield-Delaware expands or changes its business in the future, it may hire its own employees.

Northfield-Delaware intends to invest the net proceeds of the offering as discussed under “How We Intend to Use the Proceeds From the Offering.” In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities.

BUSINESS OF NORTHFIELD-FEDERAL

AND NORTHFIELD BANK

Northfield-Federal

Northfield-Federal is a federally chartered corporation that owns all of the outstanding shares of common stock of Northfield Bank. At June 30, 2012, Northfield-Federal had consolidated assets of $2.5 billion, deposits of $1.5 billion and stockholders’ equity of $388.9 million.

Northfield Bank became the wholly-owned subsidiary of Northfield-Federal’s New York predecessor in 1995, when Northfield Bank reorganized into the two-tier mutual holding company structure. In November 2007, Northfield-Federal converted from a New York corporation to a federally chartered corporation and concurrently sold 19,265,316 shares of its common stock to the public, representing 43% of its then-outstanding shares, at $10.00 per share. An additional 24,641,684 shares, or 55% of the outstanding shares, were issued to Northfield Bancorp, MHC, and 896,061 shares, or 2% of the outstanding shares, plus $3.0 million of cash were issued to the Northfield Bank Foundation. As part of this stock offering, we established an employee stock ownership plan, which acquired 1,756,279 shares of common stock in the stock offering, financed by a loan from Northfield-Federal.

Northfield-Federal’s home office is located at 1410 St. Georges Avenue, Avenel, New Jersey 07001 and the telephone number is (732) 499-7200. Its website address is www.eNorthfield.com. Information on this website is not and should not be considered a part of this prospectus.

Northfield Bank

Northfield Bank was organized in 1887 and is a federally chartered savings bank. Northfield Bank conducts business primarily from its home office located in Staten Island, New York, its operations center located in Woodbridge, New Jersey, its 24 additional branch offices located in New York and New Jersey and its lending office located in Brooklyn, New York. The branch offices are located in Staten Island and Brooklyn and the New Jersey counties of Union and Middlesex.

Northfield Bank’s principal business consists of originating multifamily and commercial real estate loans, purchasing investment securities, including mortgage-backed securities and corporate bonds, and investing funds in other financial institutions. Northfield Bank also offers construction and land loans, commercial and industrial loans, one- to four-family residential mortgage loans, and home equity loans and lines of credit. Northfield Bank offers a variety of deposit accounts, including certificates of deposit, passbook, statement, and money market savings accounts, transaction deposit accounts (negotiable orders of withdrawal (NOW) accounts and non-interest bearing demand accounts), individual retirement accounts, and to a lesser extent when it is deemed cost effective, brokered deposits. Deposits are Northfield Bank’s primary source of funds for its lending and investing activities. Northfield Bank also uses borrowed funds as a source of funds, principally repurchase agreements with brokers and Federal Home Loan Bank of New York advances. In addition to traditional banking services, Northfield Bank offers insurance products through NSB Insurance Agency, Inc. Northfield Bank owns 100% of NSB Services Corp., which, in turn, owns 100% of the voting common stock of a real estate investment trust, NSB Realty Trust, which holds primarily mortgage loans and other real estate related investments.

Northfield Bank is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency.

Northfield Bank’s main office is located at 1731 Victory Boulevard, Staten Island, New York 10314, and its telephone number at this address is (718) 448-1000. Its website address is www.eNorthfield.com. Information on this website is not and should not be considered to be a part of this prospectus.

Recent Acquisitions

In October 2011, Northfield Bank assumed all of the deposits and acquired substantially all of the assets of First State Bank, a New Jersey chartered bank, from the Federal Deposit Insurance Corporation as receiver for First State Bank, pursuant to the terms of a Purchase and Assumption Agreement. The agreement contained no loss-share provisions with the Federal Deposit Insurance Corporation and the deposits were acquired at no premium while the asset discount was $46.9 million resulting in a cash payment from the Federal Deposit Insurance Corporation of approximately $50.5 million. Northfield Bank acquired approximately $194.6 million in assets at fair value, including $91.9 million in loans, net of fair value adjustment of $40.5 million. Northfield Bank also assumed deposit liabilities with a fair value of $188.2 million. The assets purchased and liabilities assumed have been accounted for under the acquisition method of accounting. As the acquisition date fair value of the identifiable assets acquired exceeded the liabilities assumed, we recognized an after-tax bargain purchase gain of $3.6 million.

In March 2012, Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank entered into an Agreement and Plan of Merger with Flatbush Federal Bancorp, MHC, Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings & Loan Association. Under the terms of the merger agreement, Flatbush Federal Savings & Loan Association, Flatbush Federal Bancorp, Inc. and Flatbush Federal Bancorp, MHC, will merge with and into Northfield Bank, Northfield-Federal and Northfield Bancorp, MHC, respectively. Flatbush Federal Bancorp, Inc. stockholders will receive 0.4748 of a share of Northfield-Federal stock for each share of Flatbush Federal Bancorp, Inc. common stock they own, which at announcement was valued at $6.50 per share, subject to the terms and conditions of the merger agreement. At June 30, 2012, Flatbush Federal Bancorp, Inc. had 2,736,907 shares of common stock outstanding, and consolidated assets of $143.3 million, deposits of $117.5 million, stockholders’ equity of $18.8 million and a book value per share of $6.88. As a result of the acquisition, we expect to record $800,000 of core deposit intangibles, and we expect to issue a total of 1,299,483 shares of Northfield-Federal common stock, including 594,781 shares to stockholders other than Flatbush Federal Bancorp, MHC and 704,702 shares to Northfield Bancorp, MHC, as the successor to Flatbush Federal Bancorp, MHC.

Market Area and Competition

We have been in business for over 125 years, offering a variety of financial products and services to meet the needs of the communities we serve. Our retail banking network consists of multiple delivery channels including full-service banking offices, automated teller machines, and telephone and internet banking capabilities. We consider our competitive products and pricing, branch network, reputation for superior customer service, and financial strength, as our major strengths in attracting and retaining customers in our market areas.

We face intense competition in our market area both in making loans and attracting deposits. Our market areas have a high concentration of financial institutions, including large money center and regional banks, community banks, and credit unions. We face additional competition for deposits from money market funds, brokerage firms, mutual funds, and insurance companies. Some of our competitors offer products and services that we do not offer, such as trust services and private banking.

In addition, turmoil in the United States and world economies, and more specifically in the financial services industry, has resulted in financial services companies such as investment banks, and automobile and real estate finance companies, electing to become bank holding companies. These financial services companies have traditionally received their funding from sources other than insured bank deposits. Many of the alternative funding sources traditionally used by these companies are no longer available, which has resulted in their relying more on insured bank deposits to fund their operations, thereby increasing competition for deposits and related costs of such deposits.

Our deposit sources are primarily concentrated in the communities surrounding our banking offices in the New York Counties of Richmond (Staten Island) and Kings (Brooklyn), and Union and Middlesex Counties in New Jersey. As of June 30, 2011 (the latest date for which information is publicly available), we ranked fifth in deposit market share in Staten Island with a 10.58% market share. As of that date, we had a 0.27% market share in Brooklyn, New York. In Middlesex and Union Counties in New Jersey, as of June 30, 2011, we had a combined market share of 0.84%.

The following table sets forth the unemployment rates for the communities we serve and the national average for the last five years, as provided by the Bureau of Labor Statistics.

	Unemployment Rate At December 31,
	2011	2010	2009	2008	2007
Union County, NJ	8.8%	9.2%	9.4%	7.0%	4.5%
Middlesex County, NJ	7.6	7.9	8.4	6.0	3.8
Richmond County, NY	7.9	8.0	8.7	6.1	4.3
Kings County, NY	9.5	9.5	10.6	7.3	5.2
National Average	8.5	9.4	9.9	7.3	5.0

The following table sets forth median household income at December 31, 2011 for the communities we serve, as provided by the U.S. Census Bureau.

Median Household Income At December 31, 2011
Union County, NJ	$65,937
Middlesex County, NJ	$75,890
Richmond County, NY	$69,163
Kings County, NY	$42,047

Lending Activities

Our principal lending activity is the origination of multifamily real estate loans and, to a lesser extent, commercial real estate loans. We also originate one- to four-family residential real estate loans, construction and land loans, commercial and industrial loans, and home equity loans and lines of credit. In October 2009, we began to offer loans to finance premiums on insurance policies, including commercial property and casualty insurance, and professional liability insurance. At the end of December 2011, we stopped originating loans to finance premiums on insurance policies and in February 2012 we sold the majority of our insurance premium loans at par value.

Loan Originations, Purchases, Sales, Participations, and Servicing. All loans we originate for our portfolio are underwritten pursuant to our policies and procedures or are properly approved as exceptions to our policies and procedures. In addition, we originate residential real estate loans under an origination assistance agreement with a third party underwriter that conforms to secondary market underwriting standards, whereby the third party underwriter processes and underwrites one- to four-family residential real estate loans that we fund at origination, and we elect either to portfolio the loans or sell them to the third party underwriter. Prior to entering into the origination assistance agreement with this third party underwriter in 2010, Northfield Bank was a participating seller/servicer with Freddie Mac, and generally underwrote its one- to four-family residential real estate loans to conform with Freddie Mac standards. We originate both adjustable-rate and fixed-rate loans. Our ability to originate fixed- or adjustable-rate loans is dependent on the relative customer demand for such loans, which is affected by various factors including current market interest rates as well as anticipated future market interest rates. Our loan origination and sales activity may be adversely affected by changes in economic conditions that results in decreased loan demand. Our home equity loans and lines of credit typically are generated through direct mail advertisements, newspaper advertisements, and referrals from branch personnel. A significant portion of our commercial real estate loans and multifamily real estate loans are generated by referrals from loan brokers, accountants, and other professional contacts.

We generally retain in our portfolio all adjustable-rate loans we originate, as well as shorter-term, fixed-rate residential loans (terms of 10 years or less). Loans we sell consist primarily of conforming, longer-term, fixed-rate residential loans. We sold $6.7 million and $11.2 million of one- to four-family residential real estate loans (generally fixed-rate loans, with terms of 15 years or longer) during the six months ended June 30, 2012 and the year ended December 31, 2011, and had $355,000 of loans held-for-sale at June 30, 2012 consisting of $80,000 in non-performing commercial real estate loans and $275,000 of one- to four-family residential real estate loans.

We sell our loans without recourse, except for standard representations and warranties provided in secondary market transactions. Currently, we do not retain any servicing rights on one- to four-family residential real estate loans originated under the agreement with the third-party underwriter, including loans we may elect to add to our portfolio. At June 30, 2012, we were servicing loans owned by others which consisted of $35.3 million of one- to four-family residential real estate loans. Historically, the origination of loans held-for-sale and related servicing activity has not been material to our operations. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, supervising foreclosures and property dispositions in the event of unremediated defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans. We retain a portion of the interest paid by the borrower on the loans we service for others as consideration for our servicing activities.

During the fourth quarter of 2011, we purchased a loan portfolio, with deteriorated credit quality, from the Federal Deposit Insurance Corporation, herein referred to as purchased credit-impaired loans (“PCI loans”). Additionally, we transferred certain loans, which we had previously originated and designated as held-for-investment, to held-for-sale. The accounting and reporting for both of these groups of loans differs substantially from those loans originated and classified as held-for-investment. For purposes of reporting, discussion and analysis, management has classified its loan portfolio into three categories: (1) PCI loans, which are held-for-investment, and initially valued at estimated fair value on the date of acquisition, with no initial related allowance for loan losses, (2) loans originated and held-for-sale, which are carried at the lower of aggregate cost or estimated fair value, less costs to sell, and therefore have no associated allowance for loan losses, and (3) originated loans held-for-investment, which are carried at amortized cost, less net charge-offs and the allowance for loan losses.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards established by our board of directors. The loan approval process is intended to assess the borrower’s ability to repay the loan and the value of the collateral that will secure the loan, if any. To assess the borrower’s ability to repay, we review the borrower’s employment and credit history, and information on the historical and projected income and expenses of the borrower.

In underwriting a loan secured by real property, we require an appraisal of the property by an independent licensed appraiser approved by our board of directors. The appraisals of multifamily, mixed use, and commercial real estate properties are also reviewed by an independent third party we hire but where the fee is passed onto the borrower. We review and inspect properties before disbursement of funds during the term of a construction loan. Generally, management obtains updated appraisals when a loan is deemed impaired. These appraisals may be more limited than those prepared for the underwriting of a new loan. In addition, when we acquire other real estate owned, we generally obtain a current appraisal to substantiate the net carrying value of the asset.

The board of directors maintains a loan committee consisting of five bank directors to: periodically review and recommend for approval our policies related to lending (collectively, the “loan policies”) as prepared by management; approve or reject loan applicants meeting certain criteria; and monitor loan quality including concentrations, and certain other aspects of our lending functions, as applicable. Northfield Bank’s officers at levels beginning with vice president have individual lending authority that is approved by the board of directors.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by type of loan at the dates indicated, excluding loans held for sale of $355,000, $3.9 million, $1.2 million, $0, $0, and $270,000 at June 30, 2012, December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

	At June 30, 2012		At December 31,
			2011		2010		2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
Multifamily	$538,251	50.25%	$458,370	42.72%	$283,588	34.30%	$178,401	24.48%	$108,534	18.41%	$14,164	3.34%
Commercial	311,256	29.06	327,074	30.48	339,321	41.04	327,802	44.99	289,123	49.05	243,902	57.50
One- to four-family residential	69,781	6.51	72,592	6.77	78,032	9.44	90,898	12.48	103,128	17.49	95,246	22.45
Home equity and lines of credit	28,928	2.70	29,666	2.76	28,125	3.40	26,118	3.58	24,182	4.10	12,797	3.02
Construction and land	25,497	2.38	23,460	2.19	35,054	4.24	44,548	6.11	52,158	8.85	44,850	10.57
Commercial and industrial loans	13,369	1.25	12,710	1.18	17,020	2.06	19,252	2.64	11,025	1.87	11,397	2.69
Insurance premium finance	454	0.04	59,096	5.51	44,517	5.39	40,382	5.54	—	—	—	—
Other loans	1,616	0.15	1,496	0.14	1,062	0.13	1,299	0.18	1,339	0.23	1,842	0.43
Purchase credit-impaired (PCI) loans	82,111	7.66	88,522	8.25	—	—	—	—	—	—	—	—

Total loans	1,071,263	100.00%	1,072,986	100.00%	826,719	100.00%	728,700	100.00%	589,489	100.00%	424,198	100.00%

Other items:
Deferred loan costs (fees), net	1,685		1,481		872		569		495		131
Allowance for loan losses	(27,042)		(26,836)		(21,819)		(15,414)		(8,778)		(5,636)

Net loans held-for-investment	$1,045,906		$1,047,631		$805,772		$713,855		$581,206		$418,693

At June 30, 2012, PCI loans consisted of approximately 34% commercial real estate, 55% commercial and industrial loans with the remaining balance in residential and home equity loans. At December 31, 2011, these loans consisted of approximately 37% commercial real estate, 53% commercial and industrial loans with the remaining balance in residential and home equity loans.

Loan Portfolio Maturities. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2011. Demand loans (loans having no stated repayment schedule or maturity) and overdraft loans are reported as being due in the year ending December 31, 2012. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	Multifamily		Commercial Real Estate		One- to Four-Family Residential		Home Equity and Lines of Credit		Construction and Land
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due during the years ending December 31,
2012	$1,191	6.14%	$12,061	5.62%	$6,958	6.74%	$963	7.10%	$10,973	7.81%
2013	1,798	5.51	4,803	6.21	239	5.11	226	5.54	683	6.96
2014	1,498	6.00	216	6.38	364	5.93	662	4.47	1,686	5.88
2015 to 2016	910	5.73	3,516	5.40	1,356	6.10	802	4.47	3,241	6.17
2017 to 2021	11,100	6.06	19,302	4.97	11,491	5.23	4,337	5.16	—	—
2022 to 2026	34,609	5.50	33,384	6.02	6,209	5.22	7,316	4.96	752	6.48
2027 and beyond	407,264	5.42	253,792	6.15	45,975	5.53	15,360	4.16	6,125	5.65

Total	$458,370	5.45%	$327,074	6.04%	$72,592	5.58%	$29,666	4.62%	$23,460	6.81%

	Commercial and Industrial		Insurance Premium		Other		Purchase Credit-Impaired (1)		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due during the years ending December 31,
2012	$2,658	8.20%	$59,082	6.67%	$1,068	7.55%	$9,566	8.46%	$104,520	6.70%
2013	1,867	4.06	5	8.07	—	—	3,504	7.48	13,125	6.19
2014	1,133	6.76	7	4.99	5	6.00	2,714	7.29	8,285	6.42
2015 to 2016	698	6.00	—	—	5	12.00	5,179	8.23	15,707	6.58
2017 to 2021	2,084	4.38	2	12.00	91	5.97	22,196	7.83	70,603	6.04
2022 to 2026	3,605	6.89	—	—	—	—	6,301	7.26	92,176	5.81
2027 and beyond	665	5.90	—	—	327	4.27	39,062	7.44	768,570	5.78

Total	$12,710	6.22%	$59,096	6.67%	$1,496	6.75%	$88,522	7.68%	$1,072,986	5.91%

(1)	Represents estimated accretable yield.

At December 31, 2011, we had a total of $768.6 million in loans due to mature in 2027 and beyond, of which $25.8 million, or 3.36%, were fixed rate loans.

The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at December 31, 2011, that are contractually due after December 31, 2012.

	Due After December 31, 2012
	Fixed Rate	Adjustable Rate	Total
	(In thousands)
Real estate loans:
Multifamily	$32,380	$424,799	$457,179
Commercial	31,423	283,590	315,013
One- to four-family residential	29,465	36,169	65,634
Home equity and lines of credit	14,062	14,641	28,703
Construction and land	1,984	10,503	12,487
Commercial and industrial loans	2,046	8,006	10,052
Insurance premium loans	14	—	14
Other loans	428	—	428
Purchase credit-impaired (PCI) loans	60,902	18,054	78,956

Total loans	$172,704	$795,762	$968,466

Multifamily Real Estate Loans. We currently focus on originating multifamily real estate loans. Loans secured by multifamily properties totaled approximately $538.3 million, or 50.3% of our total loan portfolio, at June 30, 2012. We include in this category mixed use properties having more than four residential family units and a business or businesses where the majority of space is utilized for residential purposes. At June 30, 2012, we had 512 multifamily real estate loans with an average loan balance of approximately $1.1 million. At June 30, 2012, our largest multifamily real estate loan had a principal balance of $13.5 million and was performing in accordance with its original contractual terms. Substantially all of our multifamily real estate loans are secured by properties located in our market areas.

Our multifamily real estate loans typically amortize over 20 to 30 years with interest rates that adjust after an initial five- or 10-year period, and every five years thereafter. Margins generally range from 275 basis points to 350 basis points above the average yield on U.S. Treasury securities, adjusted to a constant maturity of similar term, as published by the Federal Reserve Board. Variable rate loans originated subsequent to 2008 generally have been indexed to the five-year LIBOR swaps rate as published in the Federal Reserve Statistical Release adjusted for a negotiated margin. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, our multifamily real estate loans have interest rate floors equal to the interest rate on the date the loan is originated, and have prepayment penalties should the loan be prepaid in the initial five years.

In underwriting multifamily real estate loans, we consider a number of factors, including the projected net cash flow to the loan’s debt service requirement (generally requiring a minimum ratio of 120%), the age and condition of the collateral, the financial resources and income level of the borrower, and the borrower’s experience in owning or managing similar properties. Multifamily real estate loans generally are originated in amounts up to 75% of the appraised value of the property securing the loan. Due to competitor considerations, as is customary in our marketplace, we typically do not obtain personal guarantees from multifamily real estate borrowers.

Loans secured by multifamily real estate properties generally have less credit risk than other commercial real estate loans. The repayment of loans secured by multifamily real estate properties typically depends on the successful operation of the property. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.

In a ruling that was contrary to a 1996 advisory opinion from the New York State Division of Housing and Community Renewal that owners of housing units who benefited from the receipt of “J-51” tax incentives under the Rent Stabilization Law are eligible to decontrol apartments, the New York State Court of Appeals ruled, on October 22, 2009, that residential housing units located in two major housing complexes in New York City had been illegally decontrolled by the current and previous property owners. This ruling may subject other property owners that have previously or are currently benefiting from a J-51 tax incentive to litigation, possibly resulting in a significant reduction to property cash flows. Based on management’s assessment of its multifamily loan portfolio, it believes that only one loan may be affected by the recent ruling regarding J-51. The loan has a principal balance of [$7.6] million at June 30, 2012, and is performing in accordance with its original contractual terms.

Commercial Real Estate Loans. Commercial real estate loans totaled $311.3 million, or 29.1% of our loan portfolio as of June 30, 2012. At June 30, 2012, our commercial real estate loan portfolio consisted of 331 loans with an average loan balance of approximately $940,000, although there are a large number of loans with balances substantially greater than this average. At June 30, 2012, our largest commercial real estate loan had a principal balance of $9.2 million, was secured by a hotel, and was performing in accordance with its original contractual terms. Substantially all of our commercial real estate loans are secured by properties located in our primary market areas.

The table below sets forth the property types collateralizing our commercial real estate loans as of June 30, 2012.

	At June 30, 2012
	Amount	Percent
	(Dollars in thousands)
Manufacturing	$37,763	12.1%
Office Building	59,288	19.0
Warehousing	35,216	11.3
Mixed Use	29,654	9.5
Accommodations	28,937	9.3
Retail	41,187	13.2
Services	16,369	5.3
Restaurant	8,912	2.9
Schools/Day Care	11,183	3.6
Recreational	10,531	3.4
Other	32,216	10.4

	$311,256	100.0%

Our commercial real estate loans typically amortize over 20 to 25 years with interest rates that adjust after an initial five- or 10-year period, and every five years thereafter. Margins generally range from 275 basis points to 350 basis points above the average yield on U.S. Treasury securities, adjusted to a constant maturity of similar term, as published by the Federal Reserve Board. Variable rate loans originated subsequent to 2008 have generally been indexed to the five year London Interbank Offered Rate (LIBOR) swaps rate as published in the Federal Reserve Statistical Release adjusted for a negotiated margin. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, our commercial real estate loans have interest rate floors equal to the interest rate on the date the loan is originated, and generally have prepayment penalties if the loan is repaid in the initial five years.

In the underwriting of commercial real estate loans, we generally lend up to the lesser of 75% of the property’s appraised value or purchase price. Certain single use property types have lower loan to appraised value ratios. We base our decision to lend primarily on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, we emphasize the ratio of the property’s projected net cash flow to the loan’s debt service requirement (generally requiring a minimum ratio of 125%), computed after deduction for a vacancy factor, when applicable, and property expenses we deem appropriate. Personal guarantees are usually obtained from commercial real estate borrowers. We require title insurance, fire and extended coverage casualty insurance, and, if appropriate, flood insurance, in order to protect our security interest in the underlying property. Although a significant portion of our commercial real estate loans are referred by brokers, we underwrite all commercial real estate loans in accordance with our underwriting standards.

Commercial real estate loans generally carry higher interest rates and have shorter terms than one- to four-family residential real estate loans. Commercial real estate loans generally have greater credit risk compared to one-to four-family residential real estate loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property or business, as repayment of the loan generally depends on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender may affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial real estate than for residential properties.

Construction and Land Loans. At June 30, 2012, construction and land loans totaled $25.5 million, or 2.4% of total loans receivable. At June 30, 2012, the additional un-advanced portion of these construction loans totaled $1.8 million. At June 30, 2012, we had 18 construction and land loans with an average loan balance of approximately $1.4 million. At June 30, 2012, our largest construction and land loan had a principal balance of $4.9 million and was for the purpose of refinancing a land loan. This loan is performing in accordance with its original contractual terms.

Our construction and land loans typically are interest only loans with interest rates that are tied to a prime rate index as published by the Wall Street Journal. Margins generally range from zero basis points to 200 basis points above the prime rate index. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing land loans. In general, our construction and land loans have interest rate floors equal to the interest rate on the date the loan is originated, and we do not typically charge prepayment penalties.

We grant construction and land loans to experienced developers for the construction of single-family residences including condominiums, and commercial properties. Construction and land loans also are made to individuals for the construction of their personal residences. Advances on construction loans are made in accordance with a schedule reflecting the cost of construction, but are generally limited to a loan-to-completed-appraised-value ratio of 70%. Repayment of construction loans on residential properties normally is expected from the sale of units to individual purchasers, or in the case of individuals building their own, with a permanent mortgage. In the case of income-producing property, repayment usually is expected from permanent financing upon completion of construction. We typically offer the permanent mortgage financing on our construction loans on income-producing properties.

Land loans also help finance the purchase of land intended for future development, including single-family housing, multifamily housing, and commercial property. In some cases, we may make an acquisition loan before the borrower has received approval to develop the land. In general, the maximum loan-to-value ratio for a land acquisition loan is 50% of the appraised value of the property, and the maximum term of these loans is two years. Generally, if the maturity of the loan exceeds two years, the loan must be an amortizing loan.

Construction and land loans generally carry higher interest rates and have shorter terms than one- to four-family residential real estate loans. Construction and land loans have greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the real estate value at completion of construction as compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction costs is inaccurate, we may decide to advance additional funds beyond the amount originally committed in order to protect the value of the real estate. However, if the estimated value of the completed project is inaccurate, the borrower may hold the real estate with a value that is insufficient to assure full repayment of the construction loan upon its sale. In the event we make a land acquisition loan on real estate that is not yet approved for the planned development, there is a risk that approvals will not be granted or will be delayed. Construction loans also expose us to a risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the real estate may not occur as anticipated and the market value of collateral, when completed, may be less that the outstanding loans against the real estate and there may be no permanent financing available upon completion. Substantially all of our construction and land loans are secured by real estate located in our primary market areas.

Commercial and Industrial Loans. At June 30, 2012, commercial and industrial loans totaled $13.4 million, or 1.3% of the total loan portfolio. As of June 30, 2012, we had 89 commercial and industrial loans with an average loan balance of approximately $150,000, although we originate these types of loans in amounts substantially greater and smaller than this average. At June 30, 2012, our largest commercial and industrial loan had a principal balance of $2.7 million and was performing in accordance with its original contractual terms.

Our commercial and industrial loans typically amortize over 10 years with interest rates that are tied to a prime rate index as published in the Wall Street Journal. Margins generally range from zero basis points to 300 basis points above the prime rate index. We also originate, to a lesser extent, 10 year fixed-rate, fully amortizing loans. In general, our commercial and industrial loans have interest rate floors equal to the interest rate on the date the loan is originated and have prepayment penalties.

We make various types of secured and unsecured commercial and industrial loans to customers in our market area for the purpose of working capital and other general business purposes. The terms of these loans generally range from less than one year to a maximum of 15 years. The loans either are negotiated on a fixed-rate basis or carry adjustable interest rates indexed to a market rate index.

Commercial credit decisions are based on our credit assessment of the applicant. We evaluate the applicant’s ability to repay in accordance with the proposed terms of the loan and assess the risks involved. Personal guarantees of the principals are typically obtained. In addition to evaluating the loan applicant’s financial statements, we consider the adequacy of the secondary sources of repayment for the loan, such as pledged collateral and the financial stability of the guarantors. Credit agency reports of the guarantors’ personal credit history supplement our analysis of the applicant’s creditworthiness. We also attempt to confirm with other banks and conduct trade investigations as part of our credit assessment of the borrower. Collateral supporting a secured transaction also is analyzed to determine its marketability.

Commercial and industrial loans generally carry higher interest rates than one- to four-family residential real estate loans of like maturity because they have a higher risk of default since their repayment generally depends on the successful operation of the borrowers’ business.

One- to Four-Family Residential Real Estate Loans. At June 30, 2012, we had 372 one- to four-family residential real estate loans outstanding with an aggregate balance of $69.8 million, or 6.5% of our total loan portfolio. As of June 30, 2012, the average balance of one- to four-family residential real estate loans was approximately $188,000, although we have originated this type of loan in amounts substantially greater and smaller than this average. At June 30, 2012, our largest loan of this type had a principal balance of $2.3 million and was performing in accordance with its original contractual terms.

For all one- to four-family residential real estate loans originated through the origination assistance agreement with the third party underwriter, upon receipt of a completed loan application from a prospective borrower: (1) a credit report is reviewed; (2) income, assets, indebtedness and certain other information are reviewed; (3) if necessary, additional financial information is required of the borrower; and (4) an appraisal of the real estate intended to secure the proposed loan is ordered from an independent appraiser. One- to four-family residential real estate loans sold to the third party underwriter under a Loan and Servicing Rights Purchase and Sale Agreement totaled $6.7 million and $11.2 million during the six months ended June 30, 2012 and the year ended December 31, 2011, respectively. As of June 30, 2012, our portfolio of one- to four-family residential real estate loans serviced for others totaled $35.3 million.

We do not offer “interest only” mortgage loans on one- to four-family residential real estate properties, where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan. We also do not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on their loan, resulting in an increased principal balance during the life of the loan. We do not offer “subprime loans” (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios).

Home Equity Loans and Lines of Credit. At June 30, 2012, we had 489 home equity loans and lines of credit with an aggregate outstanding balance of $28.9 million, or 2.7% of our total loan portfolio. Of this total, there were outstanding home equity lines of credit of $15.7 million, or 1.5% of our total loan portfolio. At June 30, 2012, the average home equity loan and line of credit balance was approximately $59,000, although we originate these types of loans in amounts substantially greater and lower than this average. At June 30, 2012, our largest home equity line of credit outstanding was $1.5 million and on non-accrual status. At June 30, 2012, our largest home equity loan was $302,000 and was performing in accordance with its modified terms.

We offer home equity loans and home equity lines of credit that are secured by the borrower’s primary residence or second home. Home equity lines of credit are variable rate loans tied to a prime rate index as published in the Wall Street Journal adjusted for a margin, and have a maximum term of 20 years during which time the borrower is required to make principal payments based on a 20-year amortization. Home equity lines generally have interest rate floors and ceilings. The borrower is permitted to draw against the line during the entire term on originations occurring prior to June 15, 2011. For home equity loans originated from June 15, 2011 forward, the borrower is only permitted to draw against the line for the initial 10 years. Our home equity loans typically are fully amortizing with fixed terms to 20 years. Home equity loans and lines of credit generally are underwritten with the same criteria we use to underwrite fixed-rate, one- to four-family residential real estate loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of 80% when combined with the principal balance of the existing mortgage loan. We appraise the property securing the loan at the time of the loan application to determine the value of the property. At the time we close a home equity loan or line of credit, we record a mortgage to perfect our security interest in the underlying collateral.

Insurance premium loans. At June 30, 2012, insurance premium loans totaled $454,000. We sold the majority of our portfolio of insurance premium finance loans during the six months ended June 30, 2012, except for remaining cancelled loans. We will hold cancelled loans until their ultimate resolution, which is generally a payment from the insurance carrier in the amount of the unearned premium which generally exceeds the loan balance.

Purchased Credit-Impaired Loans. PCI loans are accounted for in accordance with Accounting Standards Codification Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality” (“ASC 310-30”), since all of these loans were acquired at a discount attributable, at least in part, to credit quality. PCI loans were initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance (i.e., allowance for loan losses). Under ASC Topic 310-30, the PCI loans were aggregated and accounted for as pools of loans based on common risk characteristics. The PCI loans had a carrying balance of approximately $82.1million at June 30, 2012 or 7.7% of our total loan portfolio. At June 30, 2012, PCI loans consisted of approximately 34% commercial real estate and 55% commercial and industrial loans, with the remaining balance in residential and home equity loans. At June 30, 2012, based on recorded contractual principal, 6.1% of PCI loans were past due 30 to 89 days, and 12.8% were past due 90 days or more.

The difference between the undiscounted cash flows expected at acquisition and the investment in the PCI loans, or the “accretable yield,” is recognized as interest income utilizing the level-yield method over the life of the loans in each pool. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “non-accretable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the acquisition are recognized prospectively through an adjustment of the yield on the pool over its remaining life, while decreases in expected cash flows are recognized as impairment through a loss provision and an increase in the allowance for loan losses.

Non-Performing and Problem Assets

When a loan is over 15 days delinquent, we generally send the borrower a late charge notice. When the loan is 30 days past due, we generally mail the borrower a letter reminding the borrower of the delinquency and, except for loans secured by one- to four-family residential real estate, we attempt personal, direct contact with the borrower to determine the reason for the delinquency, to ensure that the borrower correctly understands the terms of the loan, and to emphasize the importance of making payments on or before the due date. If necessary, additional late charges and delinquency notices are issued and the account will be monitored periodically. After the 90th day of delinquency, we will send the borrower a final demand for payment and generally refer the loan to legal counsel to commence foreclosure and related legal proceedings. Our loan officers can shorten these time frames in consultation with the Chief Lending Officer.

Generally, loans (excluding PCI loans) are placed on non-accrual status when payment of principal or interest is 90 days or more delinquent unless the loan is considered well-secured and in the process of collection. Loans also are placed on non-accrual status at any time if the ultimate collection of principal or interest in full is in doubt. When loans are placed on non-accrual status, unpaid accrued interest is reversed, and further income is recognized only to the extent received, and only if the principal balance is deemed fully collectible. The loan may be returned to accrual status if both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a six-month period. Our Chief Lending Officer reports monitored loans, including all loans rated watch, special mention, substandard, doubtful or loss, to the loan committee of the board of directors at least quarterly.

For economic reasons and to maximize the recovery of loans, we work with borrowers experiencing financial difficulties, and will consider modifications to a borrower’s existing loan terms and conditions that it would not otherwise consider, commonly referred to as troubled debt restructurings (“TDR”). We record an impairment loss associated with TDRs, if any, based on the present value of expected future cash flows discounted at the original loan’s effective interest rate or the underlying collateral value, less cost to sell, if the loan is collateral dependent. Once an obligation has been restructured because of such credit problems, it continues to be considered restructured until paid in full or, if the obligation yields a market rate (a rate equal to or greater than the rate we were willing to accept at the time of the restructuring for a new loan with comparable risk), until the year subsequent to the year in which the restructuring takes place, provided the borrower has performed under the modified terms for a six-month period.

PCI loans are subject to the same internal credit review process as non-PCI loans. If and when unexpected credit deterioration occurs at the loan pool level subsequent to the acquisition date, a provision for credit losses for PCI loans will be charged to earnings for the full amount of the decline in expected cash flows for the pool. Under the accounting guidance of ASC Subtopic 310-30, for acquired credit impaired loans, the allowance for loan losses on PCI loans is measured at each financial reporting date based on future expected cash flows. This assessment and measurement is performed at the pool level and not at the individual loan level. Accordingly, decreases in expected cash flows resulting from further credit deterioration on a pool of acquired PCI loan pools as of such measurement date compared to those originally estimated are recognized by recording a provision and allowance for credit losses on PCI loans. Subsequent increases in the expected cash flows of the loans in that pool would first reduce any allowance for loan losses on PCI loans; and any excess will be accreted prospectively as a yield adjustment.

We consider our PCI loans to be performing due to the application of the yield accretion method under ASC Topic 310-30. ASC Topic 310-30 allows us to aggregate credit-impaired loans acquired in the same fiscal quarter into one or more pools, provided that the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. Accordingly, loans that may have been classified as non-performing loans by the acquired company are no longer classified as non-performing because, at the respective dates of acquisition, we believed that we would fully collect the new carrying value of these loans. The new carrying value represents the contractual balance, reduced by the portion expected to be uncollectible (referred to as the “non-accretable difference”) and by an accretable yield (discount) that is recognized as interest income. It is important to note that management’s judgment is required in reclassifying loans subject to ASC Topic 310-30 as performing loans, and is dependent on having a reasonable expectation about the timing and amount of the cash flows to be collected, even if a loan is contractually past due.

Non-Performing and Restructured Loans excluding PCI Loans. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated. At June 30, 2012 and December 31, 2011, 2010, 2009, 2008, and 2007, we had troubled debt restructurings of $21.6 million, $23.3 million, $20.0 million, $10.7 million, $1.0 million, and $1.3 million, respectively, which are included in the appropriate categories which appear within non-accrual loans. Additionally, we had $25.5 million, $18.3 million, $11.2 million and $7.3 million of troubled debt restructurings on accrual status at June 30, 2012 and December 31, 2011, 2010 and 2009, respectively, which do not appear in the table below. We had no troubled debt restructurings on accrual status at December 31, 2008 and 2007. Generally, the types of concessions that we make to troubled borrowers include reduction in interest rates and payment extensions. At June 30, 2012, 82% of TDRs were commercial real estate loans, 4% were construction loans, 4% were multifamily loans, 3% were commercial and industrial loans, 1% were home equity loans and 6% were one- to four-family residential loans. At June 30, 2012, $23.1 million of the $25.5 million of accruing troubled debt restructurings, and $17.8 million of the $21.6 million of non-accruing troubled debt restructurings, were performing in accordance with their restructured terms. At December 31, 2011, 81% of TDRs were commercial real estate loans, 4% were construction loans, 5% were multifamily loans, 4% were commercial and industrial loans, and 6% were one- to four-family residential loans. At December 31, 2011, $12.7 million of the $18.3 million of accruing troubled debt restructurings, and $19.2 million of the $23.3 million of non-accruing troubled debt restructurings, were performing in accordance with their restructured terms.

	At June 30, 2012	At December 31,
		2011	2010	2009	2008	2007
	(Dollars in thousands)
Non-accrual loans:
Real estate loans:
Commercial	$25,378	$34,659	$46,388	$28,802	$4,416	$4,792
One- to four-family residential	1,660	1,338	1,275	2,066	1,093	231
Construction and land	1,861	2,131	5,122	6,843	2,675	3,436
Multifamily	2,416	2,175	4,863	2,118	1,131	—
Home equity and lines of credit	1,702	1,766	181	62	100	104
Commercial and industrial loans	1,345	1,575	1,323	1,740	86	43
Insurance premium loans	7	137	129	—	—	—
Other loans	—	—	—	—	1	—

Total non-accrual loans	34,369	43,781	59,281	41,631	9,502	8,606

Loans delinquent 90 days or more and still accruing:
Real estate loans:
Commercial	4	13	—	—	—	—
One- to four-family residential	290	—	1,108	—	—	—
Construction and land	—	—	404	—	—	753
Multifamily	71	72	—	—	137	—
Home equity and lines of credit	—	—	59	—	—	—
Commercial and industrial loans	—	—	38	191	—	475
Other loans	59	—	—	—	—	—

Total loans delinquent 90 days or more and still accruing	424	85	1,609	191	137	1,228

Total non-performing loans	34,793	43,866	60,890	41,822	9,639	9,834

Other real estate owned	2,139	3,359	171	1,938	1,071	—

Total non-performing assets	$36,932	$47,225	$61,061	$43,760	$10,710	$9,834

Ratios:
Non-performing loans to total loans held-for-investment, net	3.24%	4.07%	7.36%	5.73%	1.63%	2.32%
Non-performing loans to originated loans held-for-investment	3.51	4.43	7.36	5.73	1.63	2.32
Non-performing assets to total assets	1.50	1.99	2.72	2.19	0.61	0.71
Total assets	$2,463,922	$2,376,918	$2,247,167	$2,002,274	$1,757,761	$1,386,918
Loans held-for-investment, net	$1,072,948	$1,074,467	$827,591	$729,269	$589,984	$424,329

At June 30, 2012, based on recorded contractual principal, 6.1% of PCI loans were past due 30 to 89 days, and 12.8% were past due 90 days or more. At December 31, 2011, based on recorded contractual principal, 9.0% of PCI loans were past due 30 to 89 days, and 16.1% were past due 90 days or more, as compared to 8.0% and 13.9% at October 14, 2011. The amount and timing of expected cash flows as of June 30, 2012 and December 31, 2012 did not change significantly from the October 2011 acquisition date.

The table below sets forth the property types collateralizing non-accrual commercial real estate loans at June 30, 2012.

	At June 30, 2012
	Amount	Percent
	(in thousands)
Manufacturing	$7,620	30.0%
Office building	4,964	19.6
Restaurant	3,143	12.4
Services	1,709	6.7
Warehouse	1,763	6.9
Recreational	3,012	11.9
Other	3,166	12.5

Total	$25,377	100.0%

Other Real Estate Owned. Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned. On the date property is acquired it is recorded at the lower of cost or estimated fair value, establishing a new cost basis. Estimated fair value generally represents the sale price a buyer would be willing to pay on the basis of current market conditions, including normal terms from other financial institutions, less the estimated costs to sell the property. Holding costs and declines in estimated fair value result in charges to expense after acquisition. Other real estate owned amounted to seven properties totaling $2.1 million at June 30, 2012, as compared to 13 properties totaling $3.4 million at December 31, 2011, and seven properties totaling $171,000 at December 31, 2010. The December 31, 2011 amounts include properties totaling approximately $1.2 million acquired as part of the Federal Deposit Insurance Corporation-assisted acquisition.

Potential Problem Loans and Classification of Assets. The current economic environment continues to negatively affect certain borrowers. Our loan officers and credit administration department continue to monitor their loan portfolios, including evaluation of borrowers’ business operations, current financial condition, underlying values of any collateral, and assessment of their financial prospects in the current and deteriorating economic environment. Based on these evaluations, we determine an appropriate strategy to assist borrowers, with the objective of maximizing the recovery of the related loan balances.

Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor, or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve our close attention, are designated as special mention. At June 30, 2012, classified assets consisted of substandard assets of $36.5 million and no doubtful or loss assets. We also had $46.3 million of assets designated as special mention. At December 31, 2011, classified assets consisted of substandard assets of $36.0 million and no doubtful or loss assets. We also had $36.8 million of assets designated as special mention.

Our determination as to the classification of our assets (and the amount of our loss allowances) is subject to review by our principal federal regulator, the Office of the Comptroller of the Currency, which can require that we adjust our classification and related loss allowances. We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations. We also engage the services of a third party to review our classification on a semi-annual basis.

Allowance for Loan Losses

We provide for loan losses based on the consistent application of our documented allowance for loan loss methodology. Loan losses are charged to the allowance for loans losses and recoveries are credited to it. Additions to the allowance for loan losses are provided by charges against income based on various factors which, in our judgment, deserve current recognition in estimating probable losses. We regularly review the loan portfolio and make adjustments for loan losses in order to maintain the allowance for loan losses in accordance with GAAP. The allowance for loan losses consists primarily of the following two components:

(1)	Allowances are established for impaired loans (which we generally define as non-accrual loans with an outstanding balance of $500,000 or greater). The amount of impairment provided is represented by the deficiency, if any, between the present value of expected future cash flows discounted at the original loan’s effective interest rate or the underlying collateral value (less estimated costs to sell), if the loan is collateral dependent, and the carrying value of the loan. Impaired loans that have no impairment losses are not considered for general valuation allowances described below. Generally, we charge down a loan to the estimated fair value of the underlying collateral, less costs to sell, and maintains an allowance for loan losses for expected losses related to discounts to facilitate a sale of the property.

(2)	General allowances are established for loan losses on a portfolio basis for loans that do not meet the definition of impaired. The portfolio is grouped into similar risk characteristics, primarily loan type, loan-to-value, if collateral dependent, and internal credit risk rating. We apply an estimated loss rate to each loan group. The loss rates applied are based on our cumulative prior two year loss experience adjusted, as appropriate, for the environmental factors discussed below. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established, which could have a material negative effect on our financial results. Within general allowances is an unallocated reserve established to recognize losses related to the inherent subjective nature of the appraisal process and the internal credit risk rating process.

The adjustments to our loss experience are based on our evaluation of several environmental factors, including:

•

changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of our portfolio, including the condition of various market segments;

•	changes in the nature and volume of our portfolio and in the terms of our loans;

•	changes in the experience, ability, and depth of lending management and other relevant staff;

•	changes in the volume and severity of past due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans;

•	changes in the quality of our loan review system;

•	changes in the value of underlying collateral for collateral-dependent loans;

•	the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and

•	the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

In evaluating the estimated loss factors to be utilized for each loan group, management also reviews actual loss history over an extended period of time as reported by the Federal Deposit Insurance Corporation for institutions both nationally and in our market area for periods that are believed to have been under similar economic conditions.

We evaluate the allowance for loan losses based on the combined total of the impaired and general components for originated loans. Generally when the loan portfolio increases, absent other factors, our allowance for loan loss methodology results in a higher dollar amount of estimated probable losses. Conversely, when the loan portfolio decreases, absent other factors, our allowance for loan loss methodology results in a lower dollar amount of estimated probable losses.

We also maintain an unallocated component related to the general loss allocation. Management does not target a specific unallocated percentage of the total general allocation, or total allowance for loan losses. The primary purpose of the unallocated component is to account for the inherent imprecision of the loss estimation process related primarily to periodic updating of appraisals on impaired loans, as well as periodic updating of commercial loan credit risk ratings by loan officers and our internal credit audit process. Generally, management will establish higher levels of unallocated reserves between independent credit audits, and between appraisal reviews for larger impaired loans. Adjustments to the provision for loans due to the receipt of updated appraisals is mitigated by management’s quarterly review of real estate market index changes, and reviews of property valuation trends noted in current appraisals being received on other impaired and unimpaired loans. These changes in indicators of value are applied to impaired loans that are awaiting updated appraisals.

Each quarter we evaluate the allowance for loan losses and adjust the allowance as appropriate through a provision or recovery for loan losses. While we use the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the information used in making the evaluations. In addition, as an integral part of their examination process, the Office of the Comptroller of the Currency will periodically review the allowance for loan losses. The Office of the Comptroller of the Currency may require us to adjust the allowance based on their analysis of information available to them at the time of their examination. Our last regulatory examination was as of September 30, 2011.

The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in thousands)
Balance at beginning of year	$26,836	$21,819	$21,819	$15,414	$8,778	$5,636	$5,030

Charge-offs:
Commercial real estate	(655)	(1,198)	(5,398)	(987)	(1,348)	(1,002)	—
One- to four-family residential	—	—	(101)	—	(63)	—	—
Construction and land	(43)	—	(693)	(443)	(686)	(761)	—
Multifamily	—	(25)	(718)	(2,132)	(164)	—	—
Insurance premium finance loans	(198)	(26)	(70)	(101)	—	—	—
Commercial and industrial	(90)	(196)	(638)	(36)	(141)	(165)	(814)
Home equity and lines of credit	(3)	—	(62)	—	—	—	—
Other	(3)	—	—	—	—	(12)	(22)

Total charge-offs	(992)	(1,445)	(7,680)	(3,699)	(2,402)	(1,940)	(836)
Recoveries:
Commercial real estate	15	6	55	—	—	—	—
Commercial and industrial	24	23	23	—	—	—	—
Insurance premium finance loans	—	—	30	20	—	—	—

Total recoveries	39	29	108	20	—	—	—

Net charge-offs	(953)	(1,416)	(7,572)	(3,679)	(2,402)	(1,940)	(836)
Provision for loan losses	1,159	3,117	12,589	10,084	9,038	5,082	1,442

Balance at end of period	$27,042	$23,520	$26,836	$21,819	$15,414	$8,778	$5,636

Ratios:
Net charge-offs to average loans outstanding	0.18%	0.33%	0.78%	0.47%	0.37%	0.38%	0.20%
Allowance for loan losses to non-performing loans held-for- investment at end of year	77.90	40.54	66.40	35.83	36.86	91.07	57.31
Allowance for loan losses to originated loans held-for- investment, net at end of year	2.73	2.61	2.72	2.64	2.11	1.49	1.33
Allowance for loan losses to total loans held-for- investment at end of year	2.52	2.61	2.50	2.64	2.11	1.49	1.33

As of June 30, 2012 and December 31, 2011, we did not provide any allowance for loan losses for PCI loans acquired in October 2011 as the estimated cash flows by loan pool remained consistent with those estimated at date of acquisition. Loans held-for-sale are excluded from the allowance for loan losses coverage ratios in the table above.

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At June 30, 2012		At December 31,
			2011		2010
	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance
	(Dollars in thousands)
Real estate loans:
Commercial	$14,019	54.64%	$14,120	54.88%	$12,654	59.36%
One- to four-family residential	637	2.48	967	3.76	570	2.67
Construction and land	1,027	4.00	1,189	4.62	1,855	8.70
Multifamily	7,132	27.80	6,772	26.32	5,137	24.10
Home equity and lines of credit	561	2.19	418	1.62	242	1.14
Commercial and industrial	2,196	8.56	2,035	7.91	719	3.37
Insurance premium finance	40	0.16	186	0.72	111	0.52
Other	46	0.17	40	0.17	28	0.14

Total allocated allowance	25,658	100.00%	25,727	100.00%	21,316	100.00%

Unallocated	1,384		1,109		503

Total	$27,042		$26,836		$21,819

	At December 31,
	2009		2008		2007
	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance
	(Dollars in thousands)
Real estate loans:
Commercial	$8,403	55.79%	$5,176	58.97%	$3,456	61.32%
One- to four-family residential	163	1.08	131	1.49	60	1.06
Construction and land	2,409	15.99	1,982	22.58	1,461	25.92
Multifamily	1,866	12.39	788	8.98	99	1.76
Home equity and lines of credit	210	1.39	146	1.66	38	0.67
Commercial and industrial	1,877	12.46	523	5.96	484	8.59
Insurance premium finance	101	0.67	—	—	—	—
Other	34	0.23	32	0.36	38	0.68

Total allocated allowance	15,063	100.00%	8,778	100.00%	5,636	100.00%

Unallocated	351		—		—

Total	$15,414		$8,778		$5,636

Investments

We conduct investment transactions in accordance with our board approved investment policy which is reviewed at least annually by the risk committee of the board of directors, and any changes to the policy are subject to ratification by the full board of directors. This policy dictates that investment decisions give consideration to the safety of the investment, liquidity requirements, potential returns, the ability to provide collateral for pledging requirements, and consistency with our interest rate risk management strategy. Our Treasurer executes our securities portfolio transactions, within policy requirements, with the approval of either the Chief Executive Officer or the Chief Financial Officer. NSB Services Corp.’s and NSB Realty Trust’s investment officers execute security portfolio transactions in accordance with investment policies that substantially mirror Northfield Bank’s investment policy. All purchase and sale transactions are reviewed by the risk committee at least quarterly.

Our current investment policy permits investments in mortgage-backed securities, including pass-through securities and real estate mortgage investment conduits (REMICs). The investment policy also permits, with certain limitations, investments in debt securities issued by the U.S. Government, agencies of the U.S. Government or U.S. Government-sponsored enterprises (GSEs), asset-backed securities, money market mutual funds, federal funds, investment grade corporate bonds, reverse repurchase agreements, and certificates of deposit.

Our investment policy does not permit investment in municipal bonds, preferred and common stock of other entities including U.S. Government sponsored enterprises or equity securities other than our required investment in the common stock of the Federal Home Loan Bank of New York, or as permitted for community reinvestment purposes or for the purposes of funding the Bank’s deferred compensation plan. Northfield-Federal may invest in equity securities of other financial institutions up to certain limitations. As of June 30, 2012, we held no asset-backed securities other than mortgage-backed securities. Our board of directors may change these limitations in the future.

Our current investment policy does not permit hedging through the use of such instruments as financial futures or interest rate options and swaps.

At the time of purchase, we designate a security as either held-to-maturity, available-for-sale, or trading, based upon our ability and intent to hold such securities. Trading securities and securities available-for-sale are reported at estimated fair value, and securities held-to-maturity are reported at amortized cost. A periodic review and evaluation of the available-for-sale and held-to-maturity securities portfolios is conducted to determine if the estimated fair value of any security has declined below its carrying value and whether such impairment is other-than-temporary. If such impairment is deemed to be other-than-temporary, the security is written down to a new cost basis and the resulting loss is charged against earnings. The estimated fair values of our securities are obtained from an independent nationally recognized pricing service (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for further discussion). At June 30, 2012, our investment portfolio consisted primarily of mortgage-backed securities guaranteed by GSEs and to a lesser extent private label mortgage-backed securities, mutual funds and corporate securities. The market for these securities primarily consists of other financial institutions, insurance companies, real estate investment trusts, and mutual funds.

We purchase mortgage-backed securities insured or guaranteed primarily by Fannie Mae, Freddie Mac, or Ginnie Mae, and to a lesser extent, securities issued by private companies (private label). We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Fannie Mae, Freddie Mac, or Ginnie Mae as well as to provide us liquidity to fund loan originations and deposit outflows. In September 2008, the Federal Housing Finance Agency placed Freddie Mac and Fannie Mae into conservatorship. The U.S. Treasury Department has established financing agreements to ensure that Freddie Mac and Fannie Mae meet their obligations to holders of mortgage-backed securities that they have issued or guaranteed.

Mortgage-backed securities are securities sold in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as “pass-through” certificates because the principal and interest of the underlying loans is “passed through” pro rata to investors, net of certain costs, including servicing and guarantee fees, in proportion to an investor’s ownership in the entire pool. The issuers of such securities pool mortgages and resell the participation interests in the form of securities to investors. The interest rate of the security is lower than the interest rates of the underlying loans to allow for payment of servicing and guaranty fees. Ginnie Mae, a U.S. Government agency, and GSEs, such as Fannie Mae and Freddie Mac, may guarantee the payments, or guarantee the timely payment of, principal and interest to investors.

Mortgage-backed securities are more liquid than individual mortgage loans since there is a more active market for such securities. In addition, mortgage-backed securities may be used to collateralize our specific liabilities and obligations. Investments in mortgage-backed securities issued or guaranteed by GSEs involve a risk that actual payments will be greater or less than estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on our securities. We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause adjustment of amortization or accretion.

REMICs are a type of mortgage-backed security issued by special-purpose entities that aggregate pools of mortgages and mortgage-backed securities and create different classes of securities with varying maturities and amortization schedules, as well as a residual interest, with each class possessing different risk characteristics. The cash flows from the underlying collateral are generally divided into “tranches” or classes that have descending priorities with respect to the distribution of principal and interest cash flows.

The timely payment of principal and interest on these REMICs is generally supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit, over collateralization, or subordination techniques. Substantially all of these securities are rated “AAA” by Standard & Poor’s or Moody’s at the time of purchase. Privately issued REMICs and pass-throughs can be subject to certain credit-related risks normally not associated with U.S. Government agency and U.S. Government-sponsored enterprise mortgage-backed securities. The loss protection generally provided by the various forms of credit enhancements is limited, and losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself may be subject to the creditworthiness of the credit enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the holder could be subject to risk of loss similar to a purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect us from material losses on our privately issued mortgage-backed securities.

At June 30, 2012, our corporate bond portfolio consisted of investment grade securities with maturities generally shorter than three years. Our investment policy provides that we may invest up to 15% of our tier-one risk-based capital in corporate bonds from individual issuers which, at the time of purchase, are within the three highest investment-grade ratings from Standard & Poor’s or Moody’s. The maturity of these bonds may not exceed 10 years, and there is no aggregate limit for this security type. Corporate bonds from individual issuers with investment-grade ratings, at the time of purchase, below the top three ratings are limited to the lesser of 1% of our total assets or 15% of our tier-one risk-based capital and must have a maturity of less than one year. Aggregate holdings of this security type cannot exceed 5% of our total assets. Bonds that subsequently experience a decline in credit rating below investment grade are monitored at least quarterly.

The following table sets forth the amortized cost and estimated fair value of our available-for-sale and held-to-maturity securities portfolios (excluding Federal Home Loan Bank of New York common stock) at the dates indicated. As of June 30, 2012 and December 31, 2011, 2010, and 2009, we also had a trading portfolio with a market value of $4.5 million, $4.1 million, $4.1 million, and $3.4 million, respectively, consisting of mutual funds quoted in actively traded markets. These securities are utilized to fund non-qualified deferred compensation obligations.

	At June 30, 2012		At December 31,
			2011		2010		2009
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
Securities available-for-sale:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$491,069	$516,043	$490,184	$514,893	$342,316	$355,795	$404,128	$418,060
Non-GSEs	8,025	7,385	8,770	7,515	27,801	27,878	65,363	62,466
REMICs:
GSEs	550,179	555,611	426,362	430,889	622,582	622,077	344,150	349,088
Non-GSEs	24,545	25,974	31,114	32,936	65,766	69,389	111,756	114,194
Equity investments (1)	13,467	13,503	11,787	11,835	12,437	12,353	21,820	21,872
GSE bonds	—	—	—	—	34,988	35,033	28,994	28,983
Corporate bonds	102,189	102,703	100,922	100,657	119,765	121,788	134,595	137,140

Total securities available-for-sale	$1,189,474	$1,221,219	$1,069,139	$1,098,725	$1,225,655	$1,244,313	$1,110,806	$1,131,803

	At June 30, 2012		At December 31,
			2011		2010		2009
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
Securities held-to-maturity:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$472	$5085	$629	$672	$854	$899	$874	$901
REMICs:
GSEs	2,360	2,453	2,988	3,099	4,206	4,374	5,866	6,029

Total securities held-to-maturity	$2,832	$2,961	$3,617	$3,771	$5,060	$5,273	$6,740	$6,930

(1)	Consists of mutual funds.

The following table sets forth the amortized cost and estimated fair value of securities as of June 30, 2012, that exceeded 10% of our stockholders’ equity as of that date.

	At June 30, 2012
	Amortized Cost	Estimated Fair Value
	(in thousands)
Mortgage-backed securities:
Freddie Mac	$582,889	$596,639
Fannie Mae	$457,003	$473,645

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at March 31, 2012, are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. All of our securities at June 30, 2012, were taxable securities.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)
Securities available-for-sale:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$—	0.00%	$2,506	5.24%	$253,158	3.49%	$235,405	2.89%	$491,069	$516,043	3.21%
Non-GSEs	—	0.00%	—	0.00%	—	0.00%	8,025	4.05%	8,025	7,385	4.05%
REMICs:
GSEs	4,489	0.86%	42,781	1.52%	155,402	2.08%	347,507	1.74%	550,179	555,611	1.81%
Non-GSEs	—	0.00%	—	0.00%	23,770	4.91%	775	1.54%	24,545	25,974	4.80%
Equity investments	13,467	3.36%	—	0.00%	—	0.00%	—	0.00%	13,467	13,503	3.36%
Corporate bonds	45,748	1.68%	56,441	1.92%	—	0.00%	—	0.00%	102,189	102,703	1.81%

Total securities available-for-sale	$63,704	1.98%	$101,728	1.83%	$432,330	3.06%	$591,712	2.23%	$1,189,474	$1,221,219	2.48%

Securities held-to-maturity:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$—	0.00%	$—	0.00%	$—	0.00%	$472	5.36%	$472	$508	5.36%
REMICs:
GSE	—	0.00%	—	0.00%	—	0.00%	2,360	3.83%	2,360	2,453	3.83%

Total securities held-to-maturity	$—	0.00%	$—	0.00%	$—	0.00%	$2,832	4.09%	$2,832	$2,961	4.09%

Sources of Funds

General. Deposits traditionally have been our primary source of funds for our securities and lending activities. We also borrow from the Federal Home Loan Bank of New York and other financial institutions to supplement cash flow needs, to manage the maturities of liabilities for interest rate and investment risk management purposes, and to manage our cost of funds. Our additional sources of funds are the proceeds of loan sales, scheduled loan and investment payments, maturing investments, loan prepayments, and retained income on other earning assets.

Deposits. We accept deposits primarily from the areas in which our offices are located. We rely on our convenient locations, customer service, and competitive products and pricing to attract and retain deposits. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposit accounts consist of transaction accounts (NOW and non-interest bearing checking accounts), savings accounts (money market, passbook, and statement savings), and certificates of deposit, including individual retirement accounts. We accept brokered deposits on a limited basis, when it is deemed cost effective. At June 30, 2012 and December 31, 2011 and 2010, we had brokered certificates of deposits totaling $659,000, $3.4 million and $68.4 million, respectively.

Interest rates offered generally are established weekly, while maturity terms, service fees, and withdrawal penalties are reviewed on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements, and our deposit growth goals.

At June 30, 2012, we had a total of $481.8 million in certificates of deposit, of which $168.4 million had remaining maturities of one year or less. Based on our experience and current pricing strategy, we believe we will retain a significant portion of these accounts at maturity.

The following tables set forth the distribution of our average total deposit accounts, by account type, for the periods indicated.

	For the Six Months Ended June 30,
	2012			2011
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
Non-interest bearing demand	$162,602	10.78%	—%	$115,346	8.34%	—%
NOW	102,477	6.79	0.64	84,592	6.11	1.03
Money market accounts	440,207	29.18	0.61	283,160	20.47	0.94
Savings	327,979	21.74	0.28	330,203	23.87	0.33
Certificates of deposit	475,239	31.51	1.21	570,312	41.21	1.41

Total deposits	$1,508,504	100.00%	0.66%	$1,383,613	100.00%	0.91%

	For the Year Ended December 31,
	2011			2010			2009
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
Non-interest bearing demand	$131,224	9.12%	—%	$114,450	8.28%	—%	$99,950	8.50%	—%
NOW	80,487	5.59	1.00	71,130	5.15	1.39	51,336	4.36	1.48
Money market accounts	352,111	24.47	0.80	243,612	17.64	1.05	157,620	13.40	1.56
Savings	308,532	21.44	0.33	361,592	26.18	0.44	357,938	30.43	0.79
Certificates of deposit	566,619	39.38	1.34	590,445	42.75	1.43	509,610	43.31	2.39

Total deposits	$1,438,973	100.00%	0.85%	$1,381,229	100.00%	0.98%	$1,176,454	100.00%	1.55%

As of June 30, 2012, the aggregate amount of our outstanding certificates of deposit in amounts greater than or equal to $100,000 was $229.1 million. The following table sets forth the maturity of these certificates at June 30, 2012.

At June 30, 2012
(In thousands)
Three months or less	$50,198
Over three months through six months	95,313
Over six months through one year	22,853
Over one year to three years	40,362
Over three years	20,384

Total	$229,110

Borrowings. Our borrowings consist primarily of securities sold under agreements to repurchase (repurchase agreements) with third party financial institutions, as well as advances from the Federal Home Loan Bank of New York and the Federal Reserve Bank of New York. As of June 30, 2012, our repurchase agreements totaled $276.0 million, or 13.3% of total liabilities, capitalized lease obligations totaled $1.6 million, or 0.1% of total liabilities, floating rate advances totaled $5.8 million, or 0.3% of total liabilities and our Federal Home Loan Bank advances totaled $230.2 million, or 11.1% of total liabilities. At June 30, 2012, we had the ability to obtain additional funding from the Federal Home Loan Bank of New York and Federal Reserve Bank of New York discount window of approximately $588.8 million, utilizing unencumbered securities of $521.5 million and multifamily loans of $127.5 million at June 30, 2012. Repurchase agreements are primarily secured by mortgage-backed securities. Advances from the Federal Home Loan Bank of New York are secured by our investment in the common stock of the Federal Home Loan Bank of New York as well as by pledged mortgage-backed securities.

The following table sets forth information concerning balances and interest rates on our borrowings at and for the periods indicated:

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2012	2011	2011	2010	2009
	(Dollars in thousands)
Balance at end of period	$513,571	$444,522	$481,934	$391,237	$279,424
Average balance during period	$489,504	$496,276	$476,413	$330,693	$297,365
Maximum outstanding at any month period	$523,768	$535,447	$535,447	$391,237	$345,506
Weighted average interest rate at end of period	2.53%	2.91%	2.64%	2.97%	3.63%
Average interest rate during period	2.70%	2.66%	2.76%	3.28%	3.62%

Employees

As of June 30, 2012, we had 255 full-time employees and 42 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.

Subsidiary Activities

Northfield-Federal owns 100% of Northfield Investments, Inc., an inactive New Jersey investment company, and 100% of Northfield Bank. Northfield Bank owns 100% of NSB Services Corp., a Delaware corporation, which in turn owns 100% of the voting common stock of NSB Realty Trust. NSB Realty Trust is a Maryland real estate investment trust that holds mortgage loans, mortgage-backed securities and other investments. These entities enable us to segregate certain assets for management purposes, and promote our ability to raise regulatory capital in the future through the sale of preferred stock or other capital-enhancing securities or borrow against assets or stock of these entities for liquidity purposes. At June 30, 2012, Northfield Bank’s investment in NSB Services Corp. was $609.4 million, and NSB Services Corp. had assets of $609.5 million and liabilities of $120,000 at that date. At June 30, 2012, NSB Services Corp.’s investment in NSB Realty Trust was $615.3 million, and NSB Realty Trust had $615.3 million in assets, and liabilities of $19,000 at that date. NSB Insurance Agency, Inc. is a New York corporation that receives nominal commissions from the sale of life insurance by employees of Northfield Bank. At June 30, 2012, Northfield Bank’s investment in NSB Insurance Agency was $1,000.

Legal Proceedings

In the normal course of business, we may be party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of such legal proceedings and claims as of June 30, 2012.

Expense and Tax Allocation Agreements

Northfield Bank will enter into an agreement with Northfield-Delaware to provide it with certain administrative support services, whereby Northfield Bank will be compensated at not less than the fair market value of the services provided. In addition, Northfield Bank and Northfield-Delaware will enter into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Properties

We operate from our home office located at 1731 Victory Boulevard, Staten Island, New York, our operations center located at 581 Main Street, Woodbridge, New Jersey, our additional 24 branch offices located in New York and New Jersey and our commercial loan center. Our branch offices are located in the New York Counties of Richmond, and Kings and the New Jersey Counties of Middlesex and Union. The net book value of our premises, land, and equipment was $23.1 million at June 30, 2012.

The following table sets forth information with respect to our full-service banking offices and our loan centers, including the expiration date of leases with respect to leased facilities.

Avenel 1410 St. Georges Ave. Avenel, New Jersey 07001 3/31/2035 Boro Park 4602 13th Avenue Brooklyn, New York 11219 8/24/2026	Bay Ridge 8512 Third Ave. Brooklyn, New York 11209 10/31/2025 Bulls Head 1497 Richmond Ave. Staten Island, New York 10314 3/31/2037	Bay Street 385 Bay St. Staten Island, New York 10301 1/31/2027 Castleton Corners (Northfield Bank main office) 1731 Victory Blvd. Staten Island, New York 10314

Dyker Heights 1501 86th Street Brooklyn, New York 11228 2/28/2021	East Brunswick 755 State Highway 18 East Brunswick, New Jersey 08816 6/30/2013	Eltingville 4355 Amboy Rd. Staten Island, New York 10312 7/5/2018

Forest Avenue Shoppers Town 1481 Forest Ave. Staten Island, New York 10302 11/1/2016	Grasmere 1158 Hylan Boulevard Staten Island, New York 10305 1/31/2028	Gravesend 247 Avenue U Brooklyn, New York 11223 1/31/2026

Greenridge 3227 Richmond Ave. Staten Island, New York 10312 12/31/2015	Highlawn 283 Kings Highway Brooklyn, New York 11223 5/7/2025	Linden 501 N. Wood Ave. Linden, New Jersey 07036 3/1/2029

Milltown 336 Ryders Lane Milltown, New Jersey 08850 9/30/2040	Monroe Township 1600 Perrineville Rd. Monroe, New Jersey 08831 3/1/2024	New Dorp Shopping Center 2706 Hylan Blvd. Staten Island, New York 10306 9/30/2021

Pathmark Shopping Mall 1351 Forest Ave. Staten Island, New York 10302 10/21/2016	Pleasant Plains 6420 Amboy Rd. Staten Island, New York 10309 5/31/2032	Prince’s Bay 5775 Amboy Rd. Staten Island, New York 10309

Rahway 1515 Irving St. Rahway, New Jersey 07065	West Brighton 519 Forest Ave. Staten Island, New York 10310 6/30/2055	Westfield 828 South Avenue W Westfield, New Jersey 07090 11/30/2021

Woodbridge 624 Main St. Woodbridge, New Jersey 07095 9/1/2031	Woodbridge (corporate headquarters) 581 Main St. Woodbridge, New Jersey 07095 6/30/2018	Commercial Loan Center 8517 Fourth Ave., 2nd Floor Brooklyn, New York 11209 9/30/2013

SUPERVISION AND REGULATION

General

Northfield Bank is a federally chartered savings bank that is regulated, examined and supervised by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance fund and depositors, and not for the protection of security holders. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Northfield Bank also is regulated to a lesser extent by the Federal Reserve Board, governing reserves to be maintained against deposits and other matters. The Office of the Comptroller of the Currency examines Northfield Bank and prepares reports for the consideration of its board of directors on any operating deficiencies. Northfield Bank’s relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of Northfield Bank’s loan documents. Northfield Bank is also a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the twelve regional banks in the Federal Home Loan Bank System.

As a savings and loan holding company following the conversion, Northfield-Delaware will be required to comply with the rules and regulations of the Federal Reserve Board. It will be required to file certain reports with and will be subject to examination by and the enforcement authority of the Federal Reserve Board. Northfield-Delaware will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Federal Reserve Board or Congress, could have a material adverse impact on Northfield-Delaware and Northfield Bank and their operations.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Northfield Bank and Northfield-Delaware. The description is limited to certain material aspects of the statutes and regulations addressed and is not intended to be a complete description of such statutes and regulations and their effects on Northfield Bank and Northfield-Delaware.

Dodd-Frank Act

The Dodd-Frank Act significantly changed the bank regulatory structure and has affected the lending, investment, trading and operating activities of depository institutions and their holding companies. The Dodd-Frank Act eliminated our primary federal regulator, the Office of Thrift Supervision, as of July 21, 2011, and required Northfield Bank to be supervised and examined by the Office of the Comptroller of the Currency, the primary federal regulator for national banks. On the same date, the Federal Reserve Board assumed regulatory jurisdiction over savings and loan holding companies, in addition to its role of supervising bank holding companies.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with expansive powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, such as Northfield Bank, will continue to be examined by their applicable federal bank regulators. The legislation gives state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act also broadened the base for Federal Deposit Insurance Corporation assessments for deposit insurance, permanently increased the maximum amount of deposit insurance to $250,000 per depositor and provided non-interest bearing transaction accounts with unlimited deposit insurance through December 31, 2012. The legislation also, among other things, requires originators of certain securitized loans to retain a portion of the credit risk, stipulates regulatory rate-setting for certain debit card interchange fees, repealed restrictions on the payment of interest on commercial demand deposits and contains a number of reforms related to mortgage originations. The Dodd-Frank Act increased shareholder influence over boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to company executives, regardless of whether the company is publicly traded or not.

Many of the provisions of the Dodd-Frank Act are subject to delayed effective dates and/or require the issuance of implementing regulations. Their impact on operations cannot yet fully be assessed. However, there is a significant possibility that the Dodd-Frank Act will, in the long run, increase regulatory burden, compliance costs and interest expense for Northfield Bank and Northfield-Delaware.

Business Activities

A federal savings bank derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the Office of the Comptroller of the Currency. Under these laws and regulations, Northfield Bank may originate mortgage loans secured by residential and commercial real estate, commercial business loans and consumer loans, and it may invest in certain types of debt securities and certain other assets. Certain types of lending, such as commercial and consumer loans, are subject to aggregate limits calculated as a specified percentage of Northfield Bank’s capital or assets. Northfield Bank also may establish subsidiaries that may engage in a variety of activities, including some that are not otherwise permissible for Northfield Bank, including real estate investment and securities and insurance brokerage.

The Dodd-Frank Act removed federal statutory restrictions on the payment of interest on commercial demand deposit accounts, effective July 21, 2011.

Loans-to-One-Borrower

We generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of our unimpaired capital and unimpaired surplus. An additional amount may be lent, equal to 10% of unimpaired capital and unimpaired surplus, if the loan is secured by readily marketable collateral, which is defined to include certain financial instruments and bullion, but generally does not include real estate. As of June 30, 2012, we were in compliance with our loans-to-one-borrower limitations.

Qualified Thrift Lender Test

We are required to satisfy a qualified thrift lender (“QTL”) test, under which we either must qualify as a “domestic building and loan” association as defined by the Internal Revenue Code or maintain at least 65% of our “portfolio assets” in “qualified thrift investments.” “Qualified thrift investments” consist primarily of residential mortgages and related investments, including mortgage-backed and related securities. “Portfolio assets” generally means total assets less specified liquid assets up to 20% of total assets, goodwill and other intangible assets and the value of property used to conduct business. A savings institution that fails the qualified thrift lender test must operate under specified restrictions. The Dodd-Frank Act made noncompliance with the QTL test also subject to agency enforcement action for a violation of law. As of June 30, 2012, we maintained 84.1% of our portfolio assets in qualified thrift investments and, therefore, we met the qualified thrift lender test.

Standards for Safety and Soundness

Federal law requires each federal banking agency to prescribe for insured depository institutions under its jurisdiction standards relating to, among other things, internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, employee compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to submit or implement an acceptable plan, the appropriate federal banking agency may issue an enforceable order requiring correction of the deficiencies.

Capital Requirements

Federal regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS financial institution rating system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. Federal regulations also require that in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by capital regulations based on the risks believed inherent in the type of asset. Core capital is defined as common shareholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. Additionally, a savings institution that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the recourse back to the savings bank. In assessing an institution’s capital adequacy, the Office of the Comptroller of the Currency takes into consideration not only these numeric factors but also qualitative factors as well, and has the authority to establish higher capital requirements for individual associations where necessary.

On June 6, 2012, the Office of the Comptroller of the Currency and the other federal bank regulatory agencies issued a series of proposed rules to revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems” (“Basel III”). The proposed rules would apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more, and top-tier savings and loan holding companies (“banking organizations”). Among other things, the proposed rules establish a new common equity tier 1 minimum capital requirement and a higher minimum tier 1 capital requirement, and assign higher risk weightings (150%) to exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property. The proposed rules also limit a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of a specified amount of common equity tier 1 capital in addition to the amount necessary to meet its minimum risk-based capital requirements. The final rules will become effective on January 1, 2013, and the changes set forth in the final rules will be phased in from January 1, 2013 through January 1, 2019.

At June 30, 2012, Northfield Bank met each of its capital requirements.

Prompt Corrective Regulatory Action

Under federal Prompt Corrective Action statute, the Office of the Comptroller of the Currency is required to take supervisory actions against undercapitalized savings institutions under its jurisdiction, the severity of which depends upon the institution’s level of capital. A savings institution that has total risk-based capital of less than 8% or a leverage ratio or a Tier 1 risk-based capital ratio that generally is less than 4% is considered to be undercapitalized. A savings institution that has total risk-based capital less than 6%, a Tier 1 core risk-based capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized.” A savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.”

Generally, the Office of the Comptroller of the Currency is required to appoint a receiver or conservator for a savings institution that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the Office of the Comptroller of the Currency within 45 days of the date a savings institution receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Any holding company for the savings institution required to submit a capital restoration plan must guarantee the lesser of an amount equal to 5% of the savings institution’s assets at the time it was notified or deemed to be undercapitalized by the Office of the Comptroller of the Currency, or the amount necessary to restore the savings institution to adequately capitalized status. This guarantee remains in place until the Office of the Comptroller of the Currency notifies the savings institution that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the Office of the Comptroller of the Currency has the authority to require payment and collect payment under the guarantee. Various restrictions, such as on capital distributions and growth, also apply to “undercapitalized” institutions. The Office of the Comptroller of the Currency may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Capital Distributions

Federal regulations restrict capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution. A federal savings institution must file an application with the Office of the Comptroller of the Currency for approval of the capital distribution if:

•

the total capital distributions for the applicable calendar year exceeds the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years that is still available for dividend;

•	the institution would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or written regulatory condition; or

•

the institution is not eligible for expedited review of its filings (i.e., generally, institutions that do not have safety and soundness, compliance and Community Reinvestment Act ratings in the top two categories or fail a capital requirement).

A savings institution that is a subsidiary of a holding company, which is the case with Northfield Bank, must file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution and receive Federal Reserve Board non-objection to the payment of the dividend.

Applications or notices may be denied if the institution will be undercapitalized after the dividend, the proposed dividend raises safety and soundness concerns or the proposed dividend would violate a law, regulation enforcement order or regulatory condition.

In the event that a savings institution’s capital falls below its regulatory requirements or it is notified by the regulatory agency that it is in need of more than normal supervision, its ability to make capital distributions would be restricted. In addition, any proposed capital distribution could be prohibited if the regulatory agency determines that the distribution would constitute an unsafe or unsound practice.

Transactions with Related Parties

A savings institution’s authority to engage in transactions with related parties or “affiliates” is limited by Sections 23A and 23B of the Federal Reserve Act and its implementing regulation, Federal Reserve Board Regulation W. The term “affiliate” generally means any company that controls or is under common control with an institution, including Northfield-Delaware and its non-savings institution subsidiaries. Applicable law limits the aggregate amount of “covered” transactions with any individual affiliate, including loans to the affiliate, to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution’s capital and surplus. Certain covered transactions with affiliates, such as loans to or guarantees issued on behalf of affiliates, are required to be secured by specified amounts of collateral. Purchasing low quality assets from affiliates is generally prohibited. Regulation W also provides that transactions with affiliates, including covered transactions, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited by law from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

Our authority to extend credit to executive officers, directors and 10% or greater shareholders (“insiders”), as well as entities controlled by these persons, is governed by Sections 22(g) and 22(h) of the Federal Reserve Act and its implementing regulation, Federal Reserve Board Regulation O. Among other things, loans to insiders must be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for bank-wide lending programs that do not discriminate in favor of insiders. Regulation O also places individual and aggregate limits on the amount of loans that may be made to insiders based, in part, on the institution’s capital position, and requires that certain prior board approval procedures be followed. Extensions of credit to executive officers are subject to additional restrictions on the types and amounts of loans that may be made. At March 31, 2012, we were in compliance with these regulations.

Enforcement

The Office of the Comptroller of the Currency has primary enforcement responsibility over federal savings institutions, including the authority to bring enforcement action against “institution-related parties,” including officers, directors, certain shareholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day.

Deposit Insurance

Northfield Bank is a member of the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. Deposit accounts in Northfield Bank are insured up to a maximum of $250,000 for each separately insured depositor. In addition, certain non-interest-bearing transaction accounts are fully insured, regardless of the dollar amount, until December 31, 2012.

The Federal Deposit Insurance Corporation imposes an assessment for deposit insurance on all depository institutions. Under the Federal Deposit Insurance Corporation’s risk-based assessment system, insured institutions are assigned to risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s assessment rate depends upon the category to which it is assigned and certain adjustments specified by Federal Deposit Insurance Corporation regulations, with less risky institutions paying lower rates. Assessment rates (inclusive of possible adjustments) currently range from 2  1/2 to 45 basis points of each institution’s total assets less tangible capital. The Federal Deposit Insurance Corporation may increase or decrease the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment rulemaking. The Federal Deposit Insurance Corporation’s current system represents a change, required by the Dodd-Frank Act, from its prior practice of basing the assessment on an institution’s volume of deposits.

In addition to the Federal Deposit Insurance Corporation assessments, the Financing Corporation is authorized to impose and collect, through the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the Financing Corporation in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the Financing Corporation are due to mature in 2017 through 2019. For the quarter ended June 30, 2012, the annualized Financing Corporation assessment was equal to 0.66 basis points of total assets less tangible capital.

The Dodd-Frank Act increased the minimum target ratio for the Deposit Insurance Fund from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation and the Federal Deposit Insurance Corporation has exercised that discretion by establishing a long-term fund ratio of 2%.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Northfield Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Management of Northfield Bank does not know of any practice, condition or violation that may lead to termination of our deposit insurance.

Federal Home Loan Bank System

Northfield Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the Federal Home Loan Bank of New York, we are required to acquire and hold a specified amount of shares of capital stock in Federal Home Loan Bank.

Community Reinvestment Act and Fair Lending Laws

Savings institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on certain activities such as branching and acquisitions. Northfield Bank received a “Satisfactory” Community Reinvestment Act rating in its most recent examination.

Other Regulations

Interest and other charges collected or contracted for by Northfield Bank are subject to state usury laws and federal laws concerning interest rates. Northfield Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

•

Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Northfield Bank also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

The USA PATRIOT Act, which requires banks and savings institutions to, among other things, establish broadened anti-money laundering compliance programs and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement pre-existing compliance requirements that apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•

The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties and requires all financial institutions offering products or services to retail customers to provide such customers with the financial institution’s privacy policy and allow such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

Northfield-Delaware will be a unitary savings and loan holding company subject to regulation and supervision by the Federal Reserve Board, which replaced the Office of Thrift Supervision in that capacity due to the Dodd-Frank Act regulatory restructuring. The Federal Reserve Board will have enforcement authority over Northfield-Delaware and its non-savings institution subsidiaries. Among other things, that authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to Northfield Bank.

As a savings and loan holding company, Northfield-Delaware’s activities will be limited to those activities permissible by law for financial holding companies or multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, incidental to financial activities or complementary to a financial activity. Such activities include lending and other activities permitted for bank holding companies, insurance and underwriting equity securities. The Dodd-Frank Act added that any savings and loan holding company that engages in activities that are solely permissible for a financial holding company must meet the qualitative requirements for a bank holding company to be a financial holding company and conduct the activities in accordance with the requirements that would apply to a financial holding company’s conduct of the activity.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or savings and loan holding company without prior written approval of the Federal Reserve Board and from acquiring or retaining control of any depository not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider such things as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on and the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors. An acquisition by a savings and loan holding company of a savings institution in another state to be held as a separate subsidiary may not be approved unless it is a supervisory acquisition under Section 13(k) of the Federal Deposit Insurance Act or the law of the state in which the target is located authorizes such acquisitions by out-of-state companies.

Savings and loan holding companies have not historically been subjected to consolidated regulatory capital requirements. However, the Dodd-Frank Act requires the Federal Reserve Board to set for all depository institution holding companies minimum consolidated capital levels that are as stringent as those required for the insured depository subsidiaries. The components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions, which would exclude instruments such as trust preferred securities and cumulative preferred stock. Instruments issued before May 19, 2010 are grandfathered for companies of consolidated assets of $15 billion or less. Holding companies that were not regulated by the Federal Reserve Board as of May 19, 2010 receive a five year phase-in from the July 21, 2010 date of enactment of the Dodd-Frank Act.

The Dodd-Frank Act extended the “source of strength” doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the “source of strength” policy that requires holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies that it has made applicable to savings and loan holding companies as well. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also provides for regulatory review prior to a holding company redeeming or repurchasing regulatory capital instruments when the holding company is experiencing financial weaknesses or redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of a quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies could affect the ability of Northfield-Delaware to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Federal Securities Laws

Northfield-Delaware common stock will be registered with the Securities and Exchange Commission after the conversion and stock offering. Northfield-Delaware will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock issued in Northfield-Delaware’s public offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Northfield-Delaware may be resold without registration. Shares purchased by an affiliate of Northfield-Delaware will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If Northfield-Delaware meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Northfield-Delaware that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Northfield-Delaware, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, Northfield-Delaware may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. We have existing policies, procedures and systems designed to comply with these regulations, and we are further enhancing and documenting such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company such as Northfield-Delaware unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with Northfield-Delaware, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control of a savings and loan holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

TAXATION

Federal Taxation

General. Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank are, and Northfield-Delaware will be, subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Northfield-Federal, Northfield-Delaware or Northfield Bank.

Northfield-Federal’s consolidated federal tax returns are currently under audit for the tax years of 2009 and 2010.

Method of Accounting. For federal income tax purposes, Northfield-Federal currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.

Bad Debt Reserves. Historically, Northfield Bank was subject to special provisions in the tax law applicable to qualifying savings banks regarding allowable tax bad debt deductions and related reserves. Tax law changes were enacted in 1996 that eliminated the ability of savings banks to use the percentage of taxable income method for computing tax bad debt reserves for tax years after 1995, and required recapture into taxable income over a six-year period of all bad debt reserves accumulated after a savings bank’s last tax year beginning before January 1, 1988. Northfield Bank recaptured its post December 31, 1987, bad-debt reserve balance over the six-year period ended December 31, 2004.

Northfield-Federal is required to use the specific charge off method to account for tax bad debt deductions.

Taxable Distributions and Recapture. Prior to 1996, bad debt reserves created prior to 1988 were subject to recapture into taxable income if Northfield Bank failed to meet certain thrift asset and definitional tests or made certain distributions. Tax law changes in 1996 eliminated thrift-related recapture rules. However, under current law, pre-1988 tax bad debt reserves remain subject to recapture if Northfield Bank makes certain non-dividend distributions, repurchases any of its common stock, pays dividends in excess of earnings and profits, or fails to qualify as a “bank” for tax purposes.

At December 31, 2011, the total federal pre-base year bad debt reserve of Northfield Bank was approximately $5.9 million.

Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended, imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the regular income tax. Net operating losses can offset no more than 90% of alternative taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Northfield-Federal’s consolidated group has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.

Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2011, Northfield Bancorp Inc.’s consolidated group had no net operating loss carryforwards for federal income tax purposes.

Corporate Dividends-Received Deduction. Northfield-Federal may exclude from its federal taxable income 100% of dividends received from Northfield Bank as a wholly-owned subsidiary by filing consolidated tax returns. The corporate dividends-received deduction is 80% when the corporation receiving the dividend owns at least 20% of the stock of the distributing corporation. The dividends-received deduction is 70% when the corporation receiving the dividend owns less than 20% of the distributing corporation.

State Taxation

Northfield Bancorp, MHC and Northfield Bank report income on a calendar year basis to New York State. New York State franchise tax on corporations is imposed in an amount equal to the greater of (a) 7.1% of “entire net income” allocable to New York State, (b) 3% of “alternative entire net income” allocable to New York State, or (c) 0.01% of the average value of assets allocable to New York State plus nominal minimum tax of $250 per company. Entire net income is based on federal taxable income, subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications.

Northfield Bancorp, MHC and Northfield Bank report income on a calendar year basis to New York City. New York City franchise tax on corporations is imposed in an amount equal to the greater of (a) 9.0% of “entire net income” allocable to New York State, (b) 3% of “alternative entire net income” allocable to New York City, or (c) 0.01% of the average value of assets allocable to New York City plus nominal minimum tax of $250 per company. Entire net income is based on federal taxable income, subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications.

The State of New York passed legislation in August of 2010 to conform the bad debt deduction allowed under Article 32 of the New York State tax law to the bad debt deduction allowed for federal income tax purposes. As a result, Northfield Bank no longer establishes, or maintains, a New York reserve for losses on loans, and is required to claim a deduction for bad debts in an amount equal to its actual loan loss experience. In addition, this legislation eliminated the potential recapture of the New York tax bad debt reserve that could have otherwise occurred in certain circumstances under New York State tax law prior to August of 2010. As a result of this new legislation, Northfield-Federal reversed approximately $738,000 in deferred tax liabilities during the third quarter of 2010.

Northfield-Federal and Northfield Bank file New Jersey Corporation Business Tax returns on a calendar year basis. Generally, the income derived from New Jersey sources is subject to New Jersey tax. Northfield-Federal and Northfield Bank pay the greater of the corporate business tax at 9% of taxable income or the minimum tax of $1,200 per entity.

At December 31, 2005, Northfield Bank did not meet the definition of a domestic building and loan association for New York State and City tax purposes. As a result, we were required to recognize a $2.2 million deferred tax liability for state and city thrift-related base-year bad debt reserves accumulated after December 31, 1987.

Our New York State tax returns are currently under audit for tax years 2007, 2008 and 2009.

As a Delaware business corporation, Northfield-Delaware is required to file an annual report with and pay franchise taxes to the state of Delaware.

MANAGEMENT

Shared Management Structure

The directors of Northfield-Delaware are the same persons who are the directors of Northfield Bank. In addition, each executive officer of Northfield-Delaware is also an executive officer of Northfield Bank. We expect that Northfield-Delaware and Northfield Bank will continue to have common executive officers until there is a business reason to establish separate management structures.

Executive Officers of Northfield-Delaware and Northfield Bank

The following table sets forth information regarding the executive officers of Northfield-Delaware and Northfield Bank. Age information is as of December 31, 2011. The executive officers of Northfield-Delaware and Northfield Bank are elected annually.

Name	Age	Position
John W. Alexander	62	Chairman of the Board, President and Chief Executive Officer
Kenneth J. Doherty	54	Executive Vice President, Chief Lending Officer
Steven M. Klein	46	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Michael J. Widmer	52	Executive Vice President, Operations

The business experience for the past five years of each of our executive officers other than Mr. Alexander is set forth below. Unless otherwise indicated, executive officers have held their positions for at least the past five years.

Kenneth J. Doherty joined Northfield Bank in 1988, and currently serves as Executive Vice President and Chief Lending Officer.

Steven M. Klein joined Northfield-Federal and Northfield Bank in March 2005 and has served as Chief Financial Officer since that time. Effective March 1, 2011, Mr. Klein also was named Chief Operating Officer. Mr. Klein is a licensed certified public accountant in the State of New Jersey, and a member of the American Institute of Certified Public Accountants.

Michael J. Widmer joined Northfield Bank in 2002 and currently serves as Executive Vice President, Operations.

Directors of Northfield-Delaware and Northfield Bank

Northfield-Delaware has nine directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. Directors of Northfield Bank will be elected by Northfield-Delaware as its sole stockholder.

The following details include for each of our directors: their age as of December 31, 2011; the year in which they first became a director of Northfield Bank; the year that their term expires; and their business experience for at least the past five years. With the exception of Ms. Catino, none of the directors listed below currently serves as a director, or served as a director during the past five years, of a publicly-held entity (other than Northfield-Federal). Ms. Catino previously served on the board of directors of Middlesex Water Company, which is traded on the Nasdaq Stock Market, LLC under the symbol “MSEX.” Ms. Catino resigned from the board of directors of Middlesex Water Company effective October 26, 2010. The following also includes the particular experience, qualifications, attributes, or skills, considered by the Nominating and Corporate Governance Committee that led the board of directors to conclude that such person should serve as a director of Northfield-Federal. The mailing address for each person listed is 581 Main Street, Suite 810, Woodbridge, New Jersey 07095. Each of the persons listed as a director is also a trustee of Northfield Bancorp, MHC and a director of Northfield Bank.

Name, Age, Director Since, Term Expiration	Experience, Qualifications, Attributes, Skills

John W. Alexander, 62, director since 1997, term expires 2014	Business Experience: Mr. Alexander joined Northfield Bank in 1997, and has served as Chairman of the Board and Chief Executive Officer since 1998 and Chairman of the Board of Northfield-Federal since 2002. Mr. Alexander was also named President of Northfield Bank and Northfield-Federal in October 2006.

Reasons why this person should serve as a director: Mr. Alexander is a former tax partner with a national accounting and auditing firm, specializing in bank taxation and asset securitization. Mr. Alexander is a registered certified public accountant, with strong analytical and leadership skills. Mr. Alexander resides in Staten Island, New York, and is involved in state and national professional organizations including the New York Bankers Association, where he serves as a director, the New Jersey Bankers Association, the American Bankers Association and the American Institute of Certified Public Accountants. He is also a member of many community organizations including Staten Island University Hospital, the Staten Island Economic Development Corporation and the Northfield Bank Foundation.

John R. Bowen, 71, director since 2003, term expires 2013	Business and Other Experience: Mr. Bowen has over 35 years of experience in all aspects of community banking, and retired as the Chief Executive Officer of Liberty Bank in 2002.

Reasons why this person should serve as a director: Mr. Bowen has extensive knowledge of banking regulation and internal control, and has strong risk assessment and leadership skills. Mr. Bowen also has extensive experience in loan origination and monitoring. Mr. Bowen is a resident of New Jersey and is involved in local professional and community organizations including the Gateway Regional Chamber of Commerce and as a director of the Northfield Bank Foundation.

Annette Catino, 55, director since 2003, term expires 2014	Business Experience: Ms. Catino has served since 2002 as President and Chief Executive Officer of QualCare Alliance Networks, Inc., Piscataway, New Jersey, the parent company of QualCare, Qual-Lynx, Health-Lynx and QualCare Insurance Services. QualCare Alliance Networks, Inc. is a privately held company. Ms. Catino also serves as Chief Executive Officer of QualCare, Inc., and served as its President as well from 1991 through September, 2012.

Reasons why this person should serve as a director: Ms. Catino has over 30 years of business experience in the healthcare industry. Ms. Catino has strong analytical and leadership skills with extensive experience with healthcare, municipal, and state governmental entities. Ms. Catino is a resident of New Jersey and is involved in local professional and community organizations including the Boards of Caucus Educational Corporation, the Val Skinner Foundation, Children’s Specialized Hospital Foundation and Virtua Foundation: She served on New Jersey Governor Christie’s transition committee on healthcare and was named by NJBIZ as Executive of the Year in 2011 and named as one of the 100 Most Important People in Business in 2010, 2011 and 2012.

Name, Age, Director Since, Term Expiration	Experience, Qualifications, Attributes, Skills

Gil Chapman, 58, director since 2005, term expires 2013	Business Experience: Mr. Chapman has over 25 years of business experience, most recently owning and operating an automobile dealership in Staten Island, New York.

Reasons why this person should serve as a director: Mr. Chapman has strong marketing, sales, and customer service assessment skills. Mr. Chapman has significant experience in employee development, training, and business management. Mr. Chapman also has extensive experience in actively supervising financial personnel while operating his automobile business and has the requisite qualifications to be designated as an audit committee financial expert under the Securities and Exchange Commission’s rules and regulations. Mr. Chapman is a resident of New Jersey, and is involved in local professional and community organizations including the National Association of Corporate Directors and, as a former Staten Island businessman, the Staten Island Economic Development Corporation and the Staten Island Urban League.

John P. Connors, Jr., 55, director since 2002, term expires 2014	Business Experience: Mr. Connors is the managing partner of the law firm of Connors & Connors, P.C., located in Staten Island, New York.

Reasons why this person should serve as a director: Mr. Connors has over 26 years of business experience as a practicing lawyer. Mr. Connors is admitted to practice in the state and federal courts of New York and New Jersey and the District of Columbia. Mr. Connors has strong risk management skills and in-depth knowledge of contract and professional liability law related to key areas of the Company’s operations. Mr. Connors also has knowledge of and relationships with many of the residents and businesses located in Staten Island, New York. Mr. Connors is a resident of Staten Island, and is involved in local professional and community organizations including the Richmond County Bar Association, Notre Dame Academy and the Northfield Bank Foundation.

John J. DePierro, 71, director since 1984, term expires 2013	Business Experience: Mr. DePierro has over 45 years of business experience in the healthcare industry. Mr. DePierro is currently a consultant to the healthcare industry and is a retired Chief Executive Officer of a major Staten Island health care system.

Reasons why this person should serve as a director: Mr. DePierro has strong leadership skills, and extensive knowledge of corporate governance, as well as knowledge of and relationships with many of the residents and businesses located in Staten Island, New York. Mr. DePierro is a resident of Staten Island, New York, and is involved in local professional and community organizations including directorships at the Seton Foundation for Learning, Mount Manresa Jesuit Retreat House and the Northfield Bank Foundation.

Name, Age, Director Since, Term Expiration	Experience, Qualifications, Attributes, Skills

Susan Lamberti, 69, director since 2001, term expires 2015	Business Experience: Ms. Lamberti was an educator with the New York City public schools until her retirement in 2002.

Reasons why this person should serve as a director: Ms. Lamberti has over 30 years of experience in the New York City Public School system. Ms. Lamberti has strong training and development skills, and has extensive knowledge of and relationships with many residents and businesses located in Staten Island, New York. Ms. Lamberti is a resident of Staten Island, and is involved in local professional and community organizations including the National Association of Corporate Directors, Sisters of Charity Housing Development Fund Corporation, and Service Auxiliary of Staten Island University Hospital. Ms. Lamberti also serves as Chairman of the Northfield Bank Foundation.

Albert J. Regen, 74, director since 1990, term expires 2015	Business Experience: Mr. Regen served as the President of Northfield Bank from 1990 until his retirement in September 2006.

Reasons why this person should serve as a director: Mr. Regen has over 30 years of experience in community banking. Mr. Regen has extensive knowledge in the treasury area as well as interest rate risk management. Mr. Regen is currently a resident of New Jersey and is a director of the Northfield Bank Foundation. Mr. Regen was formerly a resident of Staten Island, New York and has extensive knowledge of and relationships with many of the residents and businesses located in Staten Island, New York.

Patrick E. Scura, Jr., 67, director since 2006, term expires 2015	Business Experience: Mr. Scura was an audit partner with a national accounting and auditing firm for 27 years, until his retirement in 2005.

Reasons why this person should serve as a director: Mr. Scura is a former audit partner with a national accounting and auditing firm, specializing in community banking. Mr. Scura has over 35 years of experience auditing public company financial institutions in New Jersey. Mr. Scura is a licensed certified public accountant, and has strong risk assessment, financial reporting, and internal control expertise. Mr. Scura also has extensive knowledge of and relationships with community banks in our market area. Mr. Scura has the requisite qualifications to be designated as an audit committee financial expert under the Securities and Exchange Commission’s rules and regulations. Mr. Scura resides in New Jersey, and is involved in local professional and community organizations including St. Peter’s College and the American Institute of Certified Public Accountants.

Board Independence

The board of directors affirmatively determines the independence of each director in accordance with Nasdaq Stock Market rules, which include all elements of independence as set forth in the listing requirements for Nasdaq securities. The board of directors has determined that each of the following non-employee Directors is independent of Northfield-Federal:

John R. Bowen	John J. DePierro
Annette Catino	Susan Lamberti
Gil Chapman	Albert J. Regen
John P. Connors, Jr.	Patrick E. Scura, Jr.

Codes of Conduct and Ethics

Northfield-Federal has adopted a Code of Conduct and Ethics for Senior Financial Officers that is applicable to our chief executive officer, chief financial officer, and controller. The Code of Conduct and Ethics for Senior Financial Officers is available on our website at www.eNorthfield.com. Amendments to and waivers of the Code of Conduct and Ethics for Senior Financial Officers will be disclosed on our website, or otherwise in the manner required by applicable law, rule, or listing standard.

Northfield-Federal and Northfield Bank have also adopted a Code of Conduct and Ethics that is applicable to all employees, officers and directors, which is available on our website at www.eNorthfield.com. Employees, officers, and directors acknowledge annually that they will comply with all aspects of the Code of Conduct and Ethics for Employees, Officers, and Directors.

Transactions With Certain Related Persons

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits us from making loans to our executive officers and directors, but it contains a specific exemption from such prohibition for loans made by Northfield Bank to our executive officers and directors in compliance with federal banking regulations.

The aggregate amount of our outstanding loans to our executive officers and directors and their related entities was approximately $430,474 at December 31, 2011. All of such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Northfield Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features. These loans were performing according to their original terms at December 31, 2011, and were made in compliance with federal banking regulations.

Other Transactions. John P. Connors, Jr. is a practicing attorney who performs legal work directly for or on behalf of Northfield Bank. During the year ended December 31, 2011, Mr. Connors received fees, either from Northfield Bank, or directly from our customers, in connection with transactions with Northfield Bank, in the amount of approximately $5,191. The board of directors authorizes the appointment of Mr. Connors each year, and the Compensation Committee of the board of directors reviews a summary of the services performed and the total fees paid for services on an annual basis. All transactions with Mr. Connors are in the ordinary course of business, and the terms and fees are considered to be consistent with those prevailing at the time for comparable transactions with other persons.

Director Compensation

Every three years, director compensation is reviewed in detail by the Compensation Committee, in consultation with the Nominating and Corporate Governance Committee. The Compensation Committee considers, among other things, the size and complexity of Northfield-Federal, as well as the responsibilities, marketplace availability of necessary skill sets, and the time commitment necessary for the board of directors, its committees, and its committee chairs, to adequately discharge their oversight role and responsibilities. The Compensation Committee utilizes the assistance of a third-party compensation consultant, Pearl Meyer & Partners (PM&P), and available peer and survey data, regarding director compensation at other comparable financial institutions, as part of this process. For interim years between detailed reviews, the Compensation Committee reviews current market conditions and trends in director compensation in consultation with its third-party compensation consultant. In 2010, the Compensation Committee performed its triennial detailed review of director (and executive) compensation for 2011.

In December 2008, stockholders approved the Northfield-Federal 2008 Equity Incentive Plan. The objective of equity awards is to further align the interests of our employees and directors with those of other stockholders and reward sustained performance. In January 2009 the Compensation Committee granted equity awards to each director, consisting of 27,750 shares of restricted common stock, and 69,300 options to purchase shares of common stock at a price of $9.94 per share, representing the closing price of Northfield-Federal’s common stock on the grant date. The equity awards vest in equal installments over a five-year period, commencing one year from the date of the grant.

Prior to November 2007, Northfield Bank was a mutual organization and did not have equity compensation available to employees or directors. The Compensation Committee’s objectives in granting equity awards in January 2009 included further aligning the interests of directors with those of other stockholders of Northfield-Federal, consistent with comparable peers that recently completed initial public offerings, and with organizations that were established stock companies. The Compensation Committee consulted with PM&P during this process.

The following table sets forth the director and committee fee structure for the board of directors and its standing committees (all of which were due and payable in cash) for the year ended December 31, 2011. Directors who are also employees of Northfield-Federal receive no additional compensation for service as a director. Attendance fees, and one-fourth of any annual retainer, are paid on a quarterly basis, in arrears, unless a director elects to have such fees or a portion thereof, deferred under our non-qualified deferred compensation plan, described below.

	Board of Directors	Nominating and Corporate Governance	Compensation Committee	Audit Committee
Annual Retainer	$30,000	—	—	—
Annual Retainer-Chair	—	$3,000	$4,000	$6,000
Per Meeting Fee	$1,250	$850	$850	$1,250

Members of other committees of the Board receive, in cash, an $850 per meeting attendance fee and an annual committee chair retainer of $3,000. In addition, the Lead Independent Director receives an annual retainer of $3,000.

Northfield-Federal also pays directly or reimburses directors for normal, customary, and necessary business expenses, which includes computer equipment, services, and supplies, relevant professional memberships, and participation in professional training seminars.

The following table sets forth for the year ended December 31, 2011, certain information as to the total remuneration we paid or was earned by our directors. Mr. Alexander does not receive separate compensation for his service as a director. The “Stock awards,” “Options awards,” “Non-equity incentive plan compensation,” and “Change in pension value and nonqualified deferred compensation earnings” columns have been omitted from the table because no director earned any compensation during the year ended December 31, 2011, of a type required to be disclosed in those columns.

Name	Fees earned or paid in cash (2) ($)	All other compensation (4) ($)	Total ($)
John R. Bowen	80,500	1,943	82,443
Annette Catino	68,400	1,943	70,343
Gil Chapman	88,500	1,943	90,443
John P. Connors, Jr. (1)	62,400	1,943	64,343
John J. DePierro	66,650	1,943	68,593
Susan Lamberti	68,500	1,943	70,443
Albert J. Regen (3)	78,800	1,943	80,743
Patrick E. Scura, Jr.	91,500	1,943	93,443

(1)	During 2011, Mr. Connors provided legal services to or for the benefit of Northfield Bank that are not included in the table above. See “—Transactions With Certain Related Persons” for a discussion of fees received for legal services provided in 2011.
(2)	Includes retainer payments, meeting fees, and committee and/or chairmanship fees earned during the calendar year, whether the director received payment of such amounts or elected to defer them.
(3)	Includes amounts received by Mr. Regen for service as a director of NSB Services Corp and NSB Realty Trust. Northfield-Federal’s wholly-owned subsidiary, Northfield Bank, is the sole owner of the outstanding common stock of these two entities.
(4)	Other compensation consists solely of dividends paid upon the vesting of restricted stock awards that were withheld while the restricted stock awards were unvested.

Executive Compensation

Compensation Committee Report

The Compensation Committee has reviewed and discussed the section entitled “Compensation Discussion and Analysis” included in this prospectus with management. Based on this review and discussion, the Compensation Committee recommended to the board of directors that the “Compensation Discussion and Analysis” be included in this prospectus. The members of the Compensation Committee are: Annette Catino, who serves as Chairman, Gil Chapman, John J. DePierro and Patrick E. Scura, Jr.

Compensation Discussion and Analysis

Persons Covered. This discussion and analysis addresses compensation for 2011 for the following executive officers: John W. Alexander, Chairman, President and Chief Executive Officer; Steven M. Klein, Chief Operating and Financial Officer; Kenneth J. Doherty, Executive Vice President and Chief Lending Officer; Michael J. Widmer, Executive Vice President of Operations; and Madeline G. Frank, former Senior Vice President and Assistant Corporate Secretary who retired from those positions effective June 30, 2012. These five executives are referred to in this discussion as the “Named Executive Officers”.

Executive Summary. Prior to completing our initial public offering in November 2007, we were wholly-owned by our mutual holding company. As a mutually owned company, our compensation programs were, by nature, limited, and consisted primarily of base salary and annual cash incentive compensation.

As part of our transition to a public company, our compensation program continues to evolve and is being augmented and modified, as appropriate, to ensure that we attract and retain superior financial services executive talent, and reward sustainable performance within the context of appropriate risk management parameters and safe and sound operation of Northfield-Federal, and its subsidiary, Northfield Bank.

We strive to create a compensation program that rewards performance and the long-term success of Northfield-Federal. Our compensation program is designed to achieve an appropriate balance between shorter-term and longer-term performance, fixed and performance-based compensation, and cash and equity compensation. A primary objective of our current compensation program is to align the interests of our executives with those of our stockholders. Our 2011 compensation program included competitively benchmarked base salaries, a formal annual cash incentive compensation program directly linked to, among other things, Northfield-Federal’s strategic objectives, and beginning in January 2009, an equity incentive plan. Northfield-Federal has remained committed to its disciplined and balanced approach to providing community banking services and utilizes the same philosophy in designing a compensation program that is consistent with effective risk management.

Role of the Compensation Committee. The Compensation Committee of the board of directors is responsible for overseeing and approving, subject to ratification by the board of directors, the compensation of the Named Executive Officers, including the Chief Executive Officer. As part of these duties, the Committee administers Northfield-Federal’s cash and equity incentive compensation plans and conducts an annual performance review of the Chief Executive Officer and, in consultation with the Chief Executive Officer, reviews the performance of the other Named Executive Officers. The board of directors has ultimate authority to ratify the compensation of all Named Executive Officers, including the Chief Executive Officer.

The Compensation Committee also reviews, oversees, and approves the management and implementation of Northfield Bank’s employee benefit plans. The Committee has a formal charter that describes the Committee’s scope of authority and its duties.

The Compensation Committee consists of four Directors, all of whom are “independent” as set forth in the listing requirements for NASDAQ securities. The Nominating and Corporate Governance Committee of the board of directors evaluates the independence of Committee members at least annually, using the standards contained in NASDAQ listing requirements. This evaluation, and the determination that each member of the Committee is independent, was made most recently in March 2012.

Role of Executives in Committee Activities. The executive officers who serve as a resource to the Compensation Committee are the Chief Executive Officer, the Chief Risk Officer the Chief Operating and Financial Officer, and the Director of Human Resources. Executives provide the Compensation Committee with input regarding employee compensation philosophy, processes, risk considerations, and decisions for employees other than Named Executive Officers. This communication assists in the design and alignment of compensation programs throughout Northfield-Federal. In addition to providing factual information such as Northfield-Federal-wide performance on relevant measures, these executives articulate management’s views on current compensation programs and processes, recommend relevant performance measures to be used for future evaluations, and otherwise supply information to assist the Compensation Committee. The Chief Executive Officer also provides information about individual performance assessments for the other Named Executive Officers, and expresses to the Compensation Committee his views on the appropriate levels of compensation for the other Named Executive Officers for the ensuing year. At the request of the Compensation Committee, the Chief Financial Officer communicates directly with third-party consultants, providing third-party consultants with Northfield-Federal-specific data and information, and assisting in the evaluation of the estimated financial effect regarding any proposed changes to the various components of compensation.

Executives participate in Committee activities purely in an informational and advisory capacity and have no vote in the Committee’s decision-making process. The Chief Executive Officer and Chief Financial Officer do not attend those portions of Compensation Committee meetings during which their performance is evaluated or their compensation is being determined. No executive officer other than the Chief Executive Officer attends those portions of Compensation Committee meetings during which the performance of the other Named Executive Officers is evaluated or their compensation is being determined. In addition, the Compensation Committee meets, as appropriate, without management being present.

Use of Consultants. The Compensation Committee periodically engages an independent compensation consultant to assist it in the compensation process for Named Executive Officers. The consultant is retained by and reports directly to the Compensation Committee. The Compensation Committee places no restrictions on the consultant within the scope of contracted services and such consultant is not engaged by management for any purpose. The consultant provides expertise and information about competitive trends in the employment marketplace, including established and emerging compensation practices at other companies. The consultant also provides proxy statement and survey data, and assists in assembling relevant comparison groups for various purposes and establishing benchmarks for base salary, equity awards, and cash incentives from the comparison group proxy statement and survey data.

For 2011, the Compensation Committee engaged PM&P, an independent compensation consulting firm, as its advisor on executive and Board compensation matters. PM&P assisted the Compensation Committee in the development of the 2011 cash incentive plan and assisted in a detailed review of executive compensation. The Committee undertakes a comprehensive assessment every three years, it utilizes PM&P to provide ongoing market trends and guidance for pay structures in the intervening years.

Compensation Objectives and Philosophy. The overall objectives of Northfield-Federal’s compensation program are to retain, motivate, and reward employees and officers (including the Named Executive Officers) for sustained performance, and to provide competitive compensation, including incentive compensation, to attract talent to Northfield-Federal, consistent with effective risk management. The methods used to achieve these goals for Named Executive Officers are influenced by the compensation and employment practices of our competitors within the financial services industry, and elsewhere in the marketplace, for executive talent. Other considerations include each Named Executive Officer’s individual performance in achieving both financial and non-financial corporate goals.

Our compensation program is designed to reward the Named Executive Officers based on their level of assigned management responsibilities, individual experience and performance levels, and knowledge of banking and our business. The creation of long-term value is highly dependent on the development and effective execution of our business strategy by our executive officers.

Factors that influence the design of our executive compensation program include, among other things, the items listed below.

•	We operate in a highly regulated industry, and we value industry-specific experience that promotes the safe and sound operation of Northfield Bank.

•	We value executives with sufficient experience in our markets relating to the behavior of our customers, products, and investments in various phases of the economic cycle.

•	We operate in interest rate and credit markets that are often volatile. We value disciplined decision-making that respects our business plan but adapts appropriately to change.

•

We value the retention and development of performing incumbent executives. Recruitment of executives can have substantial monetary costs, unpredictable outcomes, and a disruptive effect on our operations.

Our 2011 compensation program for our Named Executive Officers included three key components. The first component is base salary, which is designed to provide a reasonable level of predictable income commensurate with market standards of the position held. The second component is an annual cash incentive plan, designed to reward our executives for attaining specific performance goals that support the strategic objectives of Northfield-Federal, and the third component, which was added in January 2009, is the granting of equity incentive awards in the form of Northfield-Federal common stock, and options to purchase Northfield-Federal common stock at a specified price. We also provide benefits and perquisites to the Named Executive Officers at levels that are competitive and appropriate for their roles.

Benchmarking. Our compensation program is periodically evaluated in relation to benchmark data derived from information reported in publicly-available proxy statements and from market survey data. The Compensation Committee will generally review and consider updated peer proxy and market survey compensation data every three years. In 2010, the Compensation Committee engaged PM&P to assist it in completing a comprehensive competitive review. PM&P selected the peer group using objective criteria to reflect banks similar in asset size, business model and region to Northfield-Federal. The asset size ranged from one-half to two times Northfield-Federal’s asset size with a median of $2 billion. The Compensation Committee approved the following peer group:

Dime Community Bancshares, Inc.	State Bancorp, Inc.	Smithtown Bancorp, Inc.
Provident New York Bancorp	Sandy Spring Bancorp, Inc.	First of Long Island Corporation
Flushing Financial Corporation	Suffolk Bancorp	Financial Institutions, Inc.
OceanFirst Financial Corp.	Sun Bancorp, Inc.	Eagle Bancorp, Inc.
Kearny Financial Corp.	Oritani Financial Corp.	Roma Financial Corporation
Sterling Bancorp	Hudson Valley Holding Corp.	First United Corporation
Center Bancorp, Inc.	Lakeland Bancorp, Inc.	First Mariner Bancorp

Assembling the Components of Compensation. The Compensation Committee analyzes the level and relative mix of executive compensation by component (e.g., base salary, incentives, and benefits) and in the aggregate. The Chief Executive Officer provides recommendations to the Committee relating to compensation to be paid to the Named Executive Officers other than himself. Based on their analysis, the Compensation Committee approves each Named Executive Officer’s compensation, subject to ratification by the board of directors.

When evaluating the mix of total compensation, the Compensation Committee considers among other things, general market practices, benchmarking studies conducted by the consultant, the alignment of cash and equity incentive awards with our strategic objectives and Northfield-Federal performance, and the desire to reward performance through incentive compensation within Board-approved risk parameters. The Compensation Committee seeks to create appropriate incentives without encouraging behaviors that result in undue risk. These components are periodically evaluated in relation to benchmark data derived from information reported in publicly-available proxy statements and from market survey data.

Base Salary. Base salary is designed to provide a reasonable level of predictable income commensurate with market standards of the position held adjusted for specific job responsibilities assigned, individual experience, and demonstrated performance. Named Executive Officers are eligible for periodic adjustments to their base salary as a result of changes in the cost of living, individual performance, updated market analysis, or significant changes in their duties and responsibilities. The Compensation Committee annually reviews and approves base salaries, and changes thereto, for Named Executive Officers, including our Chief Executive Officer.

Base salary amounts for 2011 were determined based on a review of peer proxy and survey data provided by PM&P after an analysis of current financial services industry compensation trends. The Compensation Committee reviewed the 50th percentile of peer proxy and survey data, and a pay range around the median to allow for recognition of each Named Executive Officer’s specific experience, responsibilities and performance, estimated value in the marketplace, and the Committee’s view of each Named Executive Officer’s role in the future success of Northfield-Federal. For 2011, the Compensation Committee generally targeted base salary compensation at the 65th percentile for each of the Named Executive Officers.

The Committee considered the responsibility, significant experience, contributions, and performance of each Named Executive Officer, their value in the marketplace, and their critical roles in the future successes of Northfield-Federal, and determined in November 2010, that existing base salaries properly reflected these factors and made a determination not to change base salaries for any Named Executive Officers in 2011, with the exception of Michael Widmer, whose base salary was increased 8.7% to $250,000. In March 2011, Mr. Klein’s role and responsibilities were expanded to include the position of Chief Operating Officer and his base salary was increased to $350,000, or 16.6%, as compared to his 2010 base salary of $300,000.

Cash Incentives. The Compensation Committee developed and implemented a management incentive plan (the “Cash Incentive Plan” ) for 2011. The Cash Incentive Plan provides performance-based annual cash incentives to reward Northfield-Federal’s Named Executive Officers for the execution of specific financial and non-financial elements of our strategic business plan, as well as individual goals related to each executive’s functional area. A defined level (80% or greater) of Corporate performance is required for the Plan to activate or “turn on.” Once the Plan is active, incentives are based on Corporate and Individual performance. The Corporate goal is designed to reflect a significant portion of the Named Executive’s incentive (70% to 75%) while the individual performance reflects between 25% to 30% of the incentive.

The Compensation Committee evaluates the reasonableness and likelihood of attaining designated incentive goals, including stretch goals, in an effort to ensure that such targets appropriately reward performance, but do not encourage undue risk taking. Actual performance over the applicable measurement period may exceed or fall short of the targets resulting in the Named Executive Officer receiving an annual incentive cash award that is above or below the initial targeted level. Annual incentive cash awards granted in prior years are not taken into account by the Compensation Committee in the process of setting performance targets for the current year. The Committee believes that doing so would be inconsistent with the underlying reasons for the use of incentive compensation.

For 2011, the Compensation Committee set a “target” total cash incentive award of 20% of base salary for each Named Executive Officer. The actual cash incentive award range was defined as 10% of base salary for “threshold” performance and 30% for “stretch” performance. These targets were intentionally set lower than current market practice as part of Northfield-Federal’s shift from its former compensation philosophy as a mutually owned bank (greater focus on cash compensation weighted towards base salary) to that of a public company (which includes equity compensation and a greater weighting of compensation towards long-term incentive compensation rather than short-term incentives).

The Compensation Committee established one shared corporate goal (the “Corporate Goal”) and individual performance goals for each Named Executive Officer. The target Corporate Goal measured the attainment of the Board-approved, budgeted basic earnings per share of $0.34. The stretch goal was 120% or greater of budgeted basic earnings per share and the threshold was 90% of budgeted basic earnings per share. If 90% of budgeted basic earnings per share was not achieved, Named Executive Officers were not eligible to receive incentive payments for achievement of their individual performance goals.

Individual performance goals were aligned with our strategic business plan and focused on the following areas: for Messrs. Alexander, Klein, Doherty and Widmer and Ms. Frank, maintaining the efficiency ratio at 58% or less; for Mr. Doherty, originating loans to specified targets while minimizing credit risk, and reducing non-accruing loans to specified targets; and for Mr. Widmer, increasing deposits to specified targets.

In March of 2012, the Compensation Committee evaluated achievement of the Corporate Goal and Individual Goals. Regarding the Corporate Goal, Northfield-Federal reported 2011 basic earnings per share of $0.42 exceeding the target goal of $0.34 basic earnings per share. Based on the achievement of $0.42 basic earnings per share, the Corporate Goal stretch award of 22.50% of base salary (30% stretch award times 75% weighting) was earned by Mr. Alexander, and a stretch award of 21.00% of base salary (30% stretch award times 70% weighting) was earned by all other Named Executive Officers

The remaining 25% of Mr. Alexander’s eligible award, and 30% of each other Named Executive Officer’s eligible award, was determined based on each Named Executive’s attainment of individual goals, which were assessed by the Compensation Committee in its annual evaluation of each Named Executive Officer’s performance.

The Compensation Committee concluded the following related to each Named Executive Officer’s performance related to their Corporate and individual goals in accordance with the 2011 Management (Cash) Incentive Plan:

Mr. Alexander’s award for the Corporate Goal was $152,100 (22.50% of salary). Based on the achievement of an efficiency ratio of 53.63%, Mr. Alexander’s individual goal target award of 5% of base salary (20% target award times 25% weighting) increased to approximately 6.09% or $41,185.

Mr. Klein’s award for the Corporate Goal was $73,500 (21.00% of salary). Based on the achievement of an efficiency ratio of 53.63%, Mr. Klein’s individual goal target award of 6% of base salary (20% target award times 30% weighting) increased to approximately 7.31% or $25,589.

Mr. Doherty’s award for the Corporate Goal was $58,800 (21.00% of salary). Mr. Doherty’s individual goal cash incentive payment of $23,621 reflects the Compensation Committee’s determination that Mr. Doherty exceeded the target level for the efficiency ratio goal, while loan originations and the reduction in non-accrual loans exceeded the stretch goals.

Mr. Widmer’s award for the Corporate goal was $52,500 (21.00% of salary). Mr. Widmer’s individual cash incentive payment of $20,389 for 2011 reflects the Compensation Committee’s determination that Mr. Widmer exceeded the target level for the efficiency ratio goal, while deposit growth exceeded the stretch goal.

Ms. Frank’s award for the Corporate goal was $35,700 (21.00% of salary). Based on the achievement of an efficiency ratio of 53.63%, Ms. Frank’s individual goal target award of 6% of base salary (20% target award times 30% weighting) increased to approximately 7.31% or $12,429.

In recognition of Northfield-Federal’s overall performance and the Executives’ contributions to executing on Northfield-Federal’s strategic plan, including capital deployment, franchise enhancement, and asset quality improvement, the Compensation Committee granted discretionary awards to Messrs. Alexander, Klein, Doherty, and Widmer, of $34,400, $23,000, $11,600, and $11,000, respectively.

For 2011, the Named Executive Officers’ total target award opportunities, and actual incentives awarded as a percentage of target are detailed below. The amounts shown for Messrs. Alexander, Klein, Widmer and Doherty also include the discretionary awards referred to above.

Name	Target Award Opportunity ($)	Actual Award ($)	Actual Award as a percentage of Target Award Opportunity (%)
John W. Alexander	135,200	227,685	168.4
Steven M. Klein	70,000	122,089	174.4
Kenneth J. Doherty	56,000	94,021	167.9
Michael J. Widmer	50,000	83,889	167.8
Madeline G. Frank	34,000	48,129	141.6

Equity Awards. In December 2008, the stockholders of Northfield-Federal approved the Northfield Bancorp, Inc. 2008 Equity Incentive Plan. The objective of equity awards is to further align the interests of our executives with those of stockholders and reward sustained performance. In January 2009 the Compensation Committee, granted equity awards in the form of common stock, and options to purchase common stock at $9.94 per share, representing the closing price of Northfield-Federal’s common stock on the grant date, to each of the Named Executive Officers. The equity awards vest in equal installments over a five-year period, commencing one year from the date of the grant. The Compensation Committee consulted with PM&P during this process.

Prior to November 2007, Northfield-Federal was a mutual organization and did not have equity compensation available to employees. The Compensation Committee’s objective in granting equity awards in January 2009 was to provide employees with a substantial equity interest in Northfield-Federal, consistent with comparable peers that recently completed initial public offerings.

Broad-based benefits. We also provide to our Named Executive Officers certain broad-based benefits available to all qualifying employees of Northfield-Federal, as well as fringe benefits and perquisites, and restoration and other termination benefits, not generally available to all qualifying employees of Northfield-Federal.

The following summarizes the significant broad-based benefits in which the Named Executive Officers were eligible to participate in 2011:

•	a defined contribution 401(k) retirement plan and discretionary profit-sharing plan;

•	an employee stock ownership plan;

•	medical coverage (all employees share between 20% to 30% of the cost, depending on their elections);

•	pre-tax health and dependent care spending accounts; and

•	group life insurance coverage (death benefit capped at $750,000, with the value of the death benefit over $50,000 being reported as taxable income to all employees).

The Northfield Bank Employee Stock Ownership Plan (the “ESOP”) was established effective January 1, 2007. The ESOP allocates a certain number of shares of Northfield-Federal’s common stock on an annual basis among plan participants primarily on the basis of eligible compensation in the year of allocation, subject to Internal Revenue Code limitations. All eligible employees, including Named Executive Officers, participate in the plan and received an allocation of common stock for 2011.

Executive Benefits and Perquisites. In addition to the broad-based benefits described above, the specifically Named Executive Officers received the following fringe benefits and perquisites in 2011:

•

all Named Executive Officers may participate in a non-qualified deferred compensation plan. The plan provides restoration of benefits capped under Northfield Bank’s broad-based benefits due to Internal Revenue Code salary limitations or limitations due to participation requirements under tax-qualified plans. The plan also permits elective salary and cash incentive award deferrals;

•	Messrs. Klein, Doherty, and Widmer received a monthly automobile allowance of $800;

•	all Named Executive Officers pay for and are provided with reimbursement for long-term disability insurance coverage;

•	Messrs. Alexander, Klein, Doherty, and Widmer are reimbursed for appropriate spousal expenses for attendance at business events; and

•

Messrs. Alexander, Klein, Doherty, and Widmer are provided a cellular phone allowance of $100 per month for business usage. Northfield-Federal also reimburses individuals for the cost of cellular phone equipment.

Northfield-Federal incurs the expense of one country club membership and related expenses for Mr. Alexander. Mr. Alexander reimburses Northfield Bank for personal expenses pertaining to club usage. In lieu of a monthly automobile allowance, Mr. Alexander received use of an automobile (including all operating expenses) leased by Northfield Bank for business and personal use. Personal use of the automobile is reported as taxable income to Mr. Alexander. In addition, Northfield Bank pays an annual premium on a whole-life insurance policy for the benefit of Mr. Alexander.

The Compensation Committee reviews the other components of executive compensation (broad-based benefits, and executive benefits and perquisites) on an annual basis. Changes to the level or types of broad-based benefits within these categories, including considerations relating to the addition or elimination of benefits and plan design changes, are made by the Compensation Committee on an aggregate basis with respect to the group of employees entitled to those benefits, and not necessarily with reference to a particular Named Executive Officer’s compensation. Decisions about these components of compensation are made without reference to the Named Executive Officers’ salary and annual cash incentives, as they involve issues of more general application and often include consideration of trends in the industry or in the employment marketplace.

Employment Agreements. In addition to the components of executive compensation described above, Messrs. Alexander, Klein, Doherty, and Widmer are each parties to employment agreements with Northfield Bank. See “—Employment Agreements” for a description of these agreements and “—Potential Payments to Named Executive Officers” for information about potential payments to these individuals upon termination of their employment with Northfield Bank. Our employment agreements contain no payment provisions for tax gross-ups to executives under any circumstance.

The executive employment agreements are designed to allow Northfield-Federal to retain the services of the designated executives while reducing, to the extent possible, unnecessary disruptions to Northfield Bank’s operations. In addition, the Compensation Committee believes that the employment agreements better align the interests of the executive with those of our stockholders. The Compensation Committee believes that these agreements allow executives to more objectively evaluate opportunities for stockholders without causing undue personal financial conflicts.

The Compensation Committee reviewed prevailing market practices, consulted with PM&P on the competitiveness and reasonableness of the terms of the agreements, and negotiated the agreements with the individuals. The Compensation Committee believes such agreements are common and necessary to retain executive talent.

The agreements are for a three-year period, are reviewed for renewal annually by the Compensation Committee of the board of directors, and provide for salary and incentive cash compensation payments, as well as additional post-employment benefits, primarily health benefits (or equivalent cash payments), under certain conditions, as defined in the employment agreements. See “—Employment Agreements” for further discussion.

Exceptions to Usual Procedures. The Compensation Committee may recommend to the board of directors that they approve the payment of special cash compensation to one or more Named Executive Officers in addition to payments approved during the normal annual compensation-setting cycle. The Committee may make such a recommendation if it believes it would be appropriate to reward one or more Named Executive Officers in recognition of contributions to a particular project, or in response to competitive and other factors that were not addressed during the normal annual compensation-setting cycle. The Compensation Committee made discretionary awards to the Named Executive Officers for 2011 totaling $80,000. See “—Cash Incentives,” above, for further discussion.

The Committee will consider off-cycle compensation adjustments whenever a Named Executive Officer’s status, role or responsibilities change, or an executive officer is hired. The Committee may depart from the compensation guidelines it would normally follow for executives in the case of outside hires.

The Compensation Committee considers, but is not bound by, the tax treatment of each component of compensation. Under Section 162(m) of the Internal Revenue Code, annual compensation paid to a Named Executive Officer is not deductible if it exceeds $1 million unless it qualifies as “performance-based compensation” as defined in the Internal Revenue Code and related tax regulations. Base salary is not a form of performance-based compensation. Fringe benefits and perquisites also do not qualify as performance-based compensation. Annual incentive cash awards may qualify as a form of performance-based compensation under the income tax regulations. For 2011, we estimate that approximately $140,000 of the total amount of executive compensation earned for our Named Executive Officers will not be deductible for tax purposes due to limitations under Section 162(m).

Committee Actions During 2011 Affecting 2012 Compensation, and Other Actions by the Committee.

The Compensation Committee completed a review, in consultation with PM&P, of executive compensation in 2011. Based on this review, which included an assessment of current compensation trends and practices, a determination was made that Named Executive Officers’ base salaries were competitive and would remain unchanged for 2012. In December of 2011, the Compensation Committee approved the 2012 cash incentive compensation plan. The plan contains similar terms and conditions as our prior year plan.

Effective January 1, 2012, Mr. Klein’s automobile allowance ceased and he is provided full-time use of a Northfield-Federal-maintained vehicle. The automobile allowance for Messrs. Doherty and Widmer was increased to $875 per month. Reimbursement for cellular and data plans was increased to $120 per month for Messrs. Alexander, Klein, Doherty and Widmer.

Compensation Tables

Summary Compensation Table. The following table sets forth for the three years ended December 31, 2011, certain information as to the total remuneration we paid to Mr. Alexander, who serves as Chairman of the Board, President and Chief Executive Officer, Mr. Klein, who serves as Chief Operating and Financial Officer, and the three most highly compensated executive officers of Northfield-Federal or Northfield Bank other than Messrs. Alexander and Klein. The “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column has been omitted from the Summary Compensation Table because no listed individual earned any compensation during the years ended December 31, 2011, 2010, or 2009 of a type required to be disclosed in those columns.

Summary Compensation Table
Name and principal position	Year	Salary ($)	Stock Awards (2)($)	Option Awards (3)($)	Bonus ($)	Non-equity incentive plan compensation ($)	All other compensation (1)($)	Total ($)
John W. Alexander, Chairman of the Board, President and Chief Executive Officer	2011 2010 2009	676,000 676,000 676,000	— — 1,669,920	— — 1,356,425	34,400 — —	193,285 122,544 107,388	147,523 138,504 141,951	1,051,208 937,048 3,951,684
Steven M. Klein, Chief Operating and Financial Officer	2011 2010 2009	342,308 300,000 300,000	— — 778,302	— — 661,710	23,000 — —	99,089 55,758 50,157	59,811 54,551 53,422	524,208 410,309 1,843,591
Kenneth J. Doherty, Executive Vice President and Chief Lending Officer	2011 2010 2009	280,000 280,000 280,000	— — 725,620	— — 618,240	11,600 — —	82,421 51,111 42,438	56,573 53,401 53,540	430,594 384,512 1,719,838
Michael J. Widmer, Executive Vice President, Operations	2011 2010 2009	250,000 230,000 220,000	— — 596,400	— — 507,955	11,000 — —	72,889 43,898 37,376	51,030 48,379 46,325	384,919 322,277 1,418,056
Madeline G. Frank, Senior Vice President and Asst. Corporate Secretary	2011 2010 2009	170,000 170,000 170,000	— — 132,202	— — 85,330	— — —	48,129 34,996 26,829	31,100 27,708 28,896	249,229 232,704 443,257

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(1)	The individuals listed in this table participate in certain medical and dental coverage plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms and operation. The amount shown below for each individual for the year ended December 31, 2011, includes our direct out-of-pocket costs (reduced for Mr. Alexander, in the case of the figures shown for automobiles, by the amount that we would otherwise have paid in cash reimbursements during the year for business use) for the following items:

	Mr. Alexander	Mr. Klein	Mr. Doherty	Mr. Widmer	Ms. Frank
Employer contributions to qualified and non-qualified deferred compensation plans (including 401(k), ESOP and non-qualified deferred compensation plans)	$67,591	$39,877	$36,720	$33,728	$25,901
Life insurance premiums	37,536	599	1,137	577	1,487
Long-term disability	5,200	2,362	1,932	1,725	1,181
Automobile	10,449	9,600	9,600	9,600	—
Club dues	12,398	—	—	—	—
Dividends paid on restricted stock awards (4)	11,760	5,481	5,110	4,200	931
Travel expense for spouse to accompany on business travel	1,389	692	874	—	—
Other (5)	—	—	—	—	1,600
Reimbursement for business cell phone and data usage	1,200	1,200	1,200	1,200	—

Total	$147,523	$59,811	$56,573	$51,030	$31,100

(2)	Represents the aggregate grant date fair value of restricted stock of Northfield-Federal awarded to the employee on January 30, 2009, based upon a grant date stock price of $9.94 per share, which was the final reported sales price of Northfield-Federal’s common stock on the date of the grant. The restricted stock awards vest in equal installments over a five-year period, commencing one year from the date of the grant. No forfeitures were assumed in calculating the aggregate grant date fair value. For further information see footnote 11 to the consolidated financial statements included in Northfield-Federal’s Form 10-K for the fiscal year ended December 31, 2011.
(3)	Represents the aggregate grant date fair value of options to purchase Northfield-Federal common stock awarded to each employee on January 30, 2009. The options vest in equal installments over a five-year period, commencing one year from the date of the grant and have an exercise price of $9.94 per share, which was the final reported sales price of Northfield-Federal’s common stock on the date of the grant. The grant date fair value was $3.22 per option and was determined using the Black-Scholes method assuming an option’s average life of 6.5 years; 2.17% risk free rate of return; 35.33% volatility, and 1.61% dividend yield. No forfeitures were assumed in calculating the aggregate grant date fair value. For further information see footnote 11 to the consolidated financial statements included in Northfield-Federal’s Form 10-K for the fiscal year ended December 31, 2011.
(4)	Amounts represent dividends paid upon the vesting of restricted stock awards that were withheld while the restricted stock awards were unvested.
(5)	Amount represents an annual discretionary stipend provided to employees whose work location was moved from New York to New Jersey.

Plan-Based Awards. As further discussed in “Compensation Discussion and Analysis—Assembling the Components of Compensation,” Northfield-Federal maintained a cash incentive award program and equity incentive award program (both based upon Board and shareholder approved plans) for its Named Executive Officers for the year ended December 31, 2011.

The following table sets forth for the year ended December 31, 2011, certain information as to grants of plan-based cash and equity awards.

Grants of Plan-based Awards Table — 2011
Name	Grant date	Estimated future payouts under non-equity incentive plan awards			All other stock awards: number of shares of stock or units	All other option awards number of securities underlying options	Exercise or base price of option awards ($)	Grant date fair value of stock and option awards ($)
		Threshold ($)	Target ($)	Maximum ($)
John W. Alexander	12/22/10	67,600	135,200	202,800	—	—	—	—
Steven M. Klein	12/22/10	35,000	70,000	105,000	—	—	—	—
Kenneth J. Doherty	12/22/10	28,000	56,000	84,000	—	—	—	—
Michael J. Widmer	12/22/10	25,000	50,000	75,000	—	—	—	—
Madeline G. Frank	12/22/10	17,000	34,000	51,000	—	—	—	—

The following table sets forth certain information regarding stock awards and stock options outstanding at December 31, 2011:

	Option Awards					Stock Awards
Name	Grant date	Number of securities underlying unexercised options (exercisable) (#)	Number of securities underlying unexercised options (unexercisable) (#)	Option exercise price ($)	Option expiration date (1)	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested(2) ($)
John W. Alexander	01/30/09	168,500	252,750	9.94	01/30/19	100,800	1,427,328
Steven M. Klein	01/30/09	82,200	123,300	9.94	01/30/19	46,980	665,237
Kenneth J. Doherty	01/30/09	76,800	115,200	9.94	01/30/19	43,800	620,208
Michael J. Widmer	01/30/09	63,100	94,650	9.94	01/30/19	36,000	509,760
Madeline G. Frank	01/30/09	10,600	15,900	9.94	01/30/19	7,980	112,997

(1)	Stock options expire if unexercised 10 years from the grant date.
(2)	Amount is based on a $14.16 per share which is the last reported closing price of Northfield-Federal’s common stock on December 31, 2011.

The following table provides information concerning stock option exercises and the vesting of stock awards for each Named Executive Officer during 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
John W. Alexander	—	—	33,600	428,736
Steven M. Klein	—	—	15,660	199,822
Kenneth J. Doherty	—	—	14,600	186,296
Michael J. Widmer	—	—	12,000	153,120
Madeline G. Frank	—	—	2,660	33,942

(1)	Represents the market value of the vested stock on the day the stock vested (January 30, 2011) as determined by the last reported closing price of the stock of $12.76.

Nonqualified Deferred Compensation Plan. Northfield Bank maintains a non-qualified deferred compensation plan to provide for the elective deferral of non-employee director fees by participating members of the Boards of Directors, and the elective deferral of compensation and/or performance-based compensation payable to eligible employees of Northfield-Federal and Northfield Bank. A designated amount of director fees, compensation and/or performance based compensation may be deferred until one of the specified events in the plan occurs, which permits all or part of the monies so deferred, together with earnings, to be distributed to participants or their beneficiaries. In addition, the plan provides eligible employees of Northfield Bank with supplemental retirement income from Northfield Bank when such amounts are not payable under the contribution formula of the Northfield Bank 401(k) Savings Plan (the “401(k) Savings Plan”), due to reductions and other limitations imposed under the Internal Revenue Code.

Members of the Boards of Directors of Northfield-Federal and Northfield Bank, and certain employees are eligible to participate in the plan. Eligible directors or employees become participants upon agreeing in a written enrollment agreement to defer any portion of their trustee fees, director fees, compensation, and/or performance-based compensation. In Northfield-Federal’s sole discretion, each participant may request that his or her deferred compensation account be deemed to be invested in any one or more of the investment options available to Northfield-Federal or Northfield Bank. A participant may periodically request a change to his or her investment allocation deemed available under the plan. In the event any participant fails to direct the investment of his or her deferred compensation account, or to the extent the employer chooses not to honor the participant’s request, the deferred compensation account will be deemed to bear interest at the rate prevailing for 30-year United States Treasury Bonds.

With respect to amounts of deferred trustee or director fees, deferred compensation or performance-based compensation, distributions will be made under the plan in the event of the participant’s retirement, death, termination due to disability, separation from service prior to the participant’s retirement date, upon the establishment of an unforeseeable emergency, upon a change in control, or upon the attainment of a specific date of distribution, in a single lump sum or in up to 15 annual installment payments, as designated by the participant in his or her enrollment agreement. In the case of an unforeseeable emergency, the amounts distributed will not exceed the amounts necessary to satisfy the emergency plus an amount necessary to pay any taxes owed on the distribution. In the event the participant fails to designate a payment schedule on his enrollment agreement or if the entire balance credited to the participant’s account is less than $10,000, payment will be made in a single lump sum. In the event a participant dies before receiving the full amount of his benefit, the remaining amounts will be paid to the participant’s designated beneficiary according to the participant’s form of election or, if there is no designated beneficiary at the time of the participant’s death, to the participant’s estate in a single lump sum. Distributions to certain “specified employees” on account of their separation from service may be delayed for six months, if necessary, to comply with Internal Revenue Code Section 409A.

In addition, the non-qualified deferred compensation plan provides for benefits which supplement those paid under the 401(k) Savings Plan in the event of normal, early or postponed retirement, death or termination of service. Such benefits will be equal to the sum of: (i) the maximum amount of employer matching contributions provided to a participant each calendar year, assuming a participant’s maximum contributions, reduced by the amount of employer matching contributions made for the participant under the 401(k) Savings Plan for such year, adjusted by gains and losses; (ii) commencing January 1, 2000, the amount of employer matching contributions not credited to a participant’s 401(k) Savings Plan account as a result of an employer error, adjusted by gains and losses, if any; and (iii) the maximum amount of discretionary employer contributions that would be provided to a participant under the 401(k) Savings Plan, assuming an allocation without taking into account the limitations imposed by the Internal Revenue Code, reduced by the amount of discretionary employer contributions actually made to a participant under the 401(k) Savings Plan for each such year, adjusted by gains and losses, if any. Benefits payable under this plan that supplement matching contributions under the 401(k) Savings Plan will be aggregated with benefits payable under the Supplemental ESOP (described below). Upon the occurrence of a distribution event, such benefits will be payable in either a lump sum or installments over a period of up to 15 years, at the election of the participant made in accordance with Section 409A of the Internal Revenue Code.

The non-qualified deferred compensation plan is considered an unfunded plan for tax and Employee Retirement Income Security Act purposes. All obligations owing under the plan are payable from the general assets of Northfield Bank and Northfield-Federal and are subject to the claims of Northfield Bank’s or Northfield-Federal’s creditors.

Supplemental Employee Stock Ownership Plan. The Northfield Bank Supplemental Employee Stock Ownership Plan (the “Supplemental ESOP”) is a benefit restoration plan that provides additional cash benefits, equal to the participant’s account balance, at retirement or other termination of employment (or upon a change in control) to participants who are key employees, who are approved by the Compensation Committee and whose benefits under the tax-qualified ESOP, described below, are limited by tax law limitations applicable to tax-qualified plans. In 2011, Messrs. Alexander, Klein, and Doherty were the only participants receiving a benefit from this plan. The Supplemental ESOP credits each participant who also participates in the tax-qualified ESOP with an annual amount equal to the sum of the difference (expressed in dollars) between (a) the number of shares of common stock of Northfield-Federal that would have been allocated to the participant’s account in the employee stock ownership plan, but for the tax law limitations, plus earnings thereon, and (b) the actual number of shares allocated to the participant’s account in the employee stock ownership plan plus earnings thereon. In each case, the number of shares will be multiplied by the fair market value of the shares on the allocation date to determine the annual allocation amount. Each participant is permitted to make investment recommendations for the annual amount credited to his or her account among a broadly diversified group of mutual funds selected for investment by a committee appointed by Northfield Bank’s board of directors to administer the Supplemental ESOP. Northfield Bank has established a rabbi trust to hold assets attributable to the Supplemental ESOP to informally fund its benefit obligation. Northfield Bank, at its discretion, may account for the Supplemental ESOP solely as bookkeeping entries. Whether or not a rabbi trust is established, the participant’s account value is based on the value of the investments in which the participant invests, or is deemed to invest, his account. Benefits distributed to participants from the Supplemental ESOP will be aggregated with benefits payable under the matching contributions portion of the Nonqualified Deferred Compensation Plan (described above). Upon the occurrence of a distribution event, such benefits will be payable in either a lump sum or installments over a period of up to 15 years, at the election of the participant made in accordance with Section 409A of Internal Revenue Code.

The following table sets forth certain information with respect to our nonqualified deferred compensation plans at and for the year ended December 31, 2011.

Nonqualified Deferred Compensation At And For The Year Ended December 31, 2011
Name	Executive contributions in last fiscal year ($)(1)	Registrant contributions in last fiscal year ($)(1)	Aggregate earnings in last fiscal year ($)(2)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last fiscal year end ($)(3)
John W. Alexander	26,000	32,979	11,780	—	1,820,949
Steven M. Klein	1,589	5,283	(4,214)	—	138,204
Kenneth J. Doherty	2,552	2,108	(1,233)	—	172,569
Michael J. Widmer	312	150	(127)	—	56,156
Madeline G. Frank	7,220	—	1,567	—	87,382

(1)	Contributions included in the “Executive contributions in last fiscal year” and the “Registrant contributions in last fiscal year” columns are included as compensation for the listed individuals in the Summary Compensation Table.
(2)	Amounts included in the “Aggregate earnings in last fiscal year” are not included as compensation for the listed individuals in the Summary Compensation Table as such earnings are not preferential or “above market.”
(3)	Amounts included in the “Aggregate balance at last fiscal year end” previously were reported as compensation for the listed individuals except to the extent that such balances reflect earnings, all of which were not preferential or “above market.”

Short- and Long-Term Disability

Named Executive Officers and certain other members of senior management at Northfield Bank will be paid their full salary for the duration of any period of short-term disability, up to 26 weeks. Senior management receives this benefit in lieu of the ability to “bank” paid time off for future use, which is only available to employees of Northfield Bank who are not senior management. With respect to long-term disability, senior management employees are required to purchase long-term disability coverage and Northfield Bank provides such persons a bonus payment, including related income taxes, in recognition of their payment of such coverage. The amount of the bonus is in the sole discretion of Northfield Bank.

Life Insurance Coverage

Employees of Northfield Bank receive life insurance coverage of up to three times salary if hired before January 1, 2003, and up to two times salary if hired on or after January 1, 2003. Such life insurance coverage is generally capped at $500,000. However, in the case of senior management, such life insurance coverage is capped at $750,000.

401(k) Savings Plan

Northfield Bank maintains the 401(k) Savings Plan, which is a tax-qualified defined contribution plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code. Salaried employees, who have completed at least three months of eligible service, as defined in the plan, are eligible to participate in the plan. Employees who are paid on an hourly basis, employees who are paid exclusively on a commission basis, leased employees or employees covered by a collective bargaining agreement are not eligible to participate in the 401(k) Savings Plan. Eligible employees may contribute from 2% to 15% of their base salary to the 401(k) Savings Plan on a pre-tax basis each year, subject to the limitations of the Internal Revenue Code (for 2011, the limit was $16,500, exclusive of any catch-up contributions). After 12 months of eligible service, employees who have been making before-tax contributions for less than 36 months will receive an employer matching contribution equal to 25% of the first 6% of before-tax base salary contributions. Employees who have participated for 36 or more months will receive an employer matching contribution equal to 50% of their first 6% of before-tax base salary contributions. In addition, we may make discretionary employer contributions on behalf of eligible employees.

The 401(k) Savings Plan permits employees to invest in common stock of Northfield-Federal.

Employee Stock Ownership Plan and Trust

We maintain the ESOP to promote employee ownership of Northfield-Federal’s common stock. At the ESOP’s inception, the ESOP trust borrowed funds from Northfield-Federal. and used those funds to purchase 1,756,279 shares of common stock of Northfield-Federal. The collateral for the loan is the common stock purchased by the ESOP. The loan will be repaid principally from discretionary contributions made by Northfield Bank to the ESOP over a period of up to 30 years. The loan documents provide that the loan may be repaid over a shorter period, without penalty for prepayments. The interest rate on the loan equals the prime interest rate as of closing of the stock offering, and adjusts annually at the beginning of each calendar year. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid primarily on the basis of compensation in the year of allocation, subject to Internal Revenue Code limitations. Benefits under the plan vest at the rate of 20% per year of credited service beginning in the second year of credited service so that a participant with six years of credited service will become fully vested. Credit is given for vesting purposes to participants for years of service with Northfield Bank prior to the adoption of the plan. Credit is also given to those employees who were employed at Liberty Bank at the time of its acquisition by Northfield Bank for their years of service at Liberty Bank. A participant’s interest in his account under the plan fully vests in the event of termination of service due to a participant’s normal retirement, death, disability, or upon a change in control (as defined in the plan). In the event of a change in control, the ESOP will terminate, loan amounts outstanding will be repaid, and remaining shares will fully vest.

Pension Benefits

None of the individuals listed in the Summary Compensation Table had accumulated pension benefits either at or during the year ended December 31, 2011.

Employment Agreements

Northfield Bank has entered into employment agreements with each of Messrs. Alexander, Klein, Doherty, and Widmer. Northfield-Federal is a signatory to each of the agreements for the sole purpose of guaranteeing payments thereunder. Each of these agreements has an initial term of three years. Each year, on the July 1 anniversary date of the agreements for Messrs. Klein and Doherty, the employment agreements renew for an additional year so that the remaining term will be three years unless notice of nonrenewal is provided to the executive prior to such anniversary date. The Compensation Committee of the board of directors conducts an annual performance evaluation of each executive for purposes of determining whether to renew the employment agreement. The Compensation Committee also evaluates the terms and conditions of the agreements prior to renewal, in consultation with an independent third party compensation consultant, to determine that such terms and conditions are competitive with the market for the designated positions.

The employment agreements for Messrs. Alexander and Widmer, were revised on their most recent anniversary date of January 1, 2012, so that the board of directors of Northfield Bank is required to evaluate the services of the executive for purposes of determining whether to renew the agreement for an additional three-year period. Initially, the Compensation Committee will conduct a performance evaluation and review of the executive for purposes of determining whether to extend the agreements. The Compensation Committee will present its findings to the board of directors and the independent members of the Board, or the full Board will approve the renewal or nonrenewal. If the Board determines not to renew an employment agreement, it must give notice to the executive not less than thirty and not more than sixty days prior to the anniversary date. It is expected that Messrs. Klein’s and Doherty’s agreements will be modified on or prior to the their next July 1 effective date to contain terms similar to those in Messrs. Alexander’s and Widmer’s employment agreements.

Under the employment agreements, base salaries for Messrs. Alexander, Klein, Doherty, and Widmer on December 31, 2011, were $676,000, $350,000, $280,000, and $250,000, respectively. In addition to base salary, each agreement provides for, among other things, participation in cash incentive programs and other employee retirement benefit and fringe benefit plans applicable to executive employees. Northfield Bank also will pay or reimburse each executive for all reasonable business expenses incurred by the executive in the performance of his obligations. In addition, Northfield Bank will provide Mr. Alexander with a life insurance policy, pay or reimburse Mr. Alexander for the annual dues associated with his membership in a country club, and pay directly or reimburse Mr. Alexander for the expense of leasing an automobile and reasonable expenses associated with the use of such automobile. Each employment agreement may be terminated for cause at any time, in which event the executive would have no right to receive compensation or other benefits under the employment agreement for any period after termination.

Certain events resulting in the executive’s termination or resignation entitle the executive to payments of severance benefits following termination of employment. In the event the executive’s employment is terminated for reasons other than “just cause” (as defined in the employment agreements), “disability” (as defined in the employment agreements), or death, or in the event the executive resigns during the term of the agreement following:

(i)	the failure to elect or reelect or to appoint or reappoint the executive to his executive position, and in the case of Mr. Alexander, the failure to nominate or re-nominate him as a director of Northfield Bank or Northfield-Federal;

(ii)	a material change in the nature or scope of the executive’s authority that would cause the executive’s position to become one of lesser importance;

(iii)	a relocation of the executive’s principal place of employment by more than 30 miles from designated areas;

(iv)	a material reduction in the benefits and perquisites of executive, other than a reduction in pay or benefits of all Northfield Bank employees;

(v)	the liquidation or dissolution of Northfield Bank or Northfield-Federal that would affect the status of the executive; or

(vi)	a material breach of the employment agreement by Northfield Bank,

the executive would be entitled to a lump sum cash severance payment and the continuation of certain welfare benefits for a period of time after termination of employment, as more fully described under the table “Potential Payments to Named Executive Officers.”

In the event an executive resigns in connection with or following a “change in control” (as defined in the employment agreement), (due in the case of Messrs. Alexander and Widmer to the occurrence of one of the events described in the immediately preceding paragraph) the executive would also be entitled to a lump sum cash severance payment and the continuation of certain welfare benefits, including health and life insurance benefits for a period of time after termination of employment, as more fully described under the table “Potential Payments to Named Executive Officers.” Payments will be made in a lump sum within 30 days after the date of termination, or, if necessary to avoid penalties under Section 409A of the Internal Revenue Code, no later than the first day of the seventh month following the date of termination. In addition, the executive and his family would be entitled, at no expense to the executive, to the continuation of life, medical, dental and disability coverage for 36 months following the date of termination. If such benefits cannot be provided, a lump sum cash payment for the value of such benefits will be made to the executive.

Notwithstanding the foregoing, in the event payments to the executive would result in an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, payments under the employment agreements would be reduced in order to avoid such a result.

In the event Mr. Alexander becomes disabled, his obligation to perform services under the employment agreement will terminate and he will receive the benefits provided under any disability program sponsored by Northfield-Federal or Northfield Bank. To the extent disability benefits for Mr. Alexander are less than his base salary on the effective date of his termination of employment, and less than 66 2/3% of his base salary after the first year following termination, he will receive a supplemental disability benefit equal to the difference between the benefits provided under any disability program sponsored by Northfield-Federal or Northfield Bank and his base salary for one year following the date of termination, and 66 2/3% of his base salary after the first year following termination, until the earliest to occur of his death, recovery of disability or the date he attains age 65. If disability payments to Mr. Alexander are not taxable to him for federal income tax purposes, such amounts shall be tax adjusted assuming a combined federal, state and city tax rate of 38%, for purposes of determining the reduction in payments under the agreement, to reflect the tax-free nature of the disability payments. In addition, Mr. Alexander and his dependents will continue to be covered, at no cost to them, under all benefit plans, including retirement plans, life insurance plans and non-taxable medical and dental plans in which they participated prior to the occurrence of his disability, until the earliest of his recovery from disability or attaining age 65.

The employment agreements for Messrs. Klein, Doherty, and Widmer provide that in the event of the executive’s disability, the executive’s obligation to perform services under the employment agreement will terminate, and the executive will continue to receive his then current base salary for one year. Such payment will be reduced by the amount of any short- or long-term disability benefits payable under any disability program sponsored by Northfield-Federal or Northfield Bank. If disability payments to Messrs. Klein, Doherty, or Widmer are not subject to federal income tax, then amounts payable to the executives under the employment agreements shall be tax adjusted in a manner similar to payments to Mr. Alexander. In addition, the executive and his dependents will continue to be provided with certain medical, dental and other health benefits on the same terms as those provided prior to the executive’s termination for a period of one year.

In the event of the executive’s death, the executive’s estate or beneficiaries will be paid the executive’s base salary for one year and will receive continued medical, dental, and other health benefits for one year on the same terms as those provided prior to the executive’s death. Upon retirement at age 65 or such later date determined by the board of directors, the executive will receive only those benefits to which he is entitled under any retirement plan of Northfield Bank to which he is a party.

Upon termination of the executive’s employment other than in connection with a change in control or for cause, the executive agrees not to compete with Northfield Bank for a period of two years in any city, town or county in which the executive’s normal business office is located and Northfield Bank has an office or has filed an application for regulatory approval to establish an office.

Potential Payments to Named Executive Officers

The following table sets forth estimates of the amounts that would be payable to the listed individuals, under their employment agreements and stock option and restricted stock agreements in the event of their termination of employment on December 31, 2011, under designated circumstances. Ms. Frank is not subject to an employment contract, but is party to stock option and restricted stock agreements. Amounts related to the acceleration of equity awards for Ms. Frank would be $180,095 in the event of a discharge without cause or resignation with good reason in connection with a change in control at December 31, 2011. See note 9 to the table below for further information. The table does not include vested or accrued benefits under qualified and non-qualified benefit plans or qualified or non-qualified deferred compensation plans that are disclosed elsewhere in this proxy statement. The estimates shown are highly dependent on a variety of factors, including but not limited to the date of termination, interest rates, federal, state, and local tax rates, and compensation history. Actual payments due could vary substantially from the estimates shown. For example, the amounts presented in the table below for discharge without cause or resignation with good reason in connection with a change in control have not been reduced to reflect any cut-back required to avoid an excess parachute payment under section 280G of the Internal Revenue Code. We consider each termination scenario listed below to be exclusive of all other scenarios and do not expect that any of our executive officers would be eligible to collect the benefits shown under more than one termination scenario. If an executive officer is terminated for “just cause” as defined in the employment agreement, Northfield-Federal has no contractual payment or other obligations under the employment agreement.

	Mr. Alexander	Mr. Klein	Mr. Doherty	Mr. Widmer
Disability
Salary continuation (1)	$978,380	$165,773	$129,644	$114,160
Medical, dental and other health benefits (2)	72,483	15,867	15,867	15,867
Life insurance (3)	111,463	—	—	—

Total	$1,162,326	$181,640	$145,511	$130,027

Death
Salary (lump-sum payment) (4)	$676,000	$350,000	$280,000	$250,000
Medical, dental and other health benefits (4)	15,867	15,867	15,867	15,867

Total	$691,867	$365,867	$295,867	$265,867

Discharge Without Cause or Resignation With Good Reason — no Change in Control (5)
Salary (lump sum)	$2,028,000	$1,050,000	$840,000	$750,000
Bonus (lump sum)	297,532	137,165	123,299	104,649
Retirement contributions (lump sum)	202,773	125,424	110,160	102,489
Medical, dental and other health benefits (6)	72,542	72,542	72,542	72,542
Life insurance contributions (7)	111,463	1,928	4,054	1,919

Total	$2,712,310	$1,387,059	$1,150,055	$1,031,599

Discharge Without Cause or Resignation With Good Reason — Change in Control Related (8)
Salary (lump sum)	$2,028,000	$1,050,000	$840,000	$750,000
Bonus (lump sum)	367,632	167,274	153,333	131,694
Acceleration of vesting of equity awards (9)	2,493,933	1,185,563	1,106,352	909,183
Retirement contributions (lump sum)	202,773	125,424	110,160	102,489
Medical, dental and other health benefits	72,542	72,542	72,542	72,542
Life insurance contributions	111,463	1,928	4,054	1,919

Total	$5,276,343	$2,602,731	$2,286,441	$1,967,827

(1)

In the case of disability, Mr. Alexander’s employment agreement provides for supplemental salary continuation until the earlier of: recovery from such disability, attaining age 65, or death. The reported figure assumes salary continuation until Mr. Alexander attains the age of 65. Mr. Klein, Mr. Doherty, and Mr. Widmer receive salary continuation benefits for one-year following such disability. The employment agreement provides the executive with his base salary in the first year following disability, reduced by any assumed short-term or long-term disability insurance benefits provided under separate insurance plans we maintain. Mr. Alexander’s employment agreement provides for second-year benefits and benefits for every year thereafter, equal to 66 2/3% of his base salary. Such amounts due under the employment agreements are reduced by any assumed short-term or long-term disability insurance benefits provided under separate insurance plans on a tax-equivalent basis (assuming a 38% tax rate), if such short-term or long-term disability benefits are excludable for federal income tax purposes. Supplemental salary continuation benefits have been discounted at an annual compounding rate of 2.00% for Mr. Alexander. The figures presented for Mr. Klein, Mr. Doherty, and Mr. Widmer are presented without discount.
(2)	Mr. Alexander’s employment agreement provides for medical, dental, and other health benefits to him and his family, at no cost to him, until Mr. Alexander recovers from such disability, or Mr. Alexander attains the age of 65. Mr. Klein’s, Mr. Doherty’s, and Mr. Widmer’s employment agreements provide for one year of medical, dental, and other health benefits on the same terms, including cost sharing by the executive, as provided to the executive prior to his disability. The reported figure for Mr. Alexander reflects the estimated present value of the future premium cost of such benefits, calculated utilizing substantially the same health care cost increase assumptions we use in measuring our liability for such benefits for financial statement purposes. For purposes of this presentation, the estimated future costs were discounted at a 2.00% annual compounding rate for Mr. Alexander. The figures presented for Mr. Klein, Mr. Doherty, and Mr. Widmer are presented without discount.
(3)	Mr. Alexander’s employment agreement provides for life insurance continuation benefits. Mr. Alexander receives an annual reimbursement for a whole-life policy premium through 2014 in the amount of $35,660. In addition, the employment agreement provides for the continuation of group life insurance for Mr. Alexander until the earlier of: the date he recovers from such disability or attains the age of 65. The reported figure in the table assumes that group term life insurance benefits will continue until Mr. Alexander attains the age of 65, with an assumed annual cost increase of 4.00% and a 2.00% annual discount rate.
(4)	Each of the employment agreements provides for a lump-sum death benefit equal to one-year of base salary for each executive. The employment agreements also provide for the continuation of medical, dental, and other health benefits to the executive’s family for a period of one-year at the same terms and cost to the executive immediately prior to his death.
(5)	Each of the employment agreements provides for the lump-sum payment of: three times base salary; three times the average annual bonus/and or incentive award for three years prior to the year of termination; and the retirement contributions or payments that we would have made on the executive’s behalf, as if the executive had continued his employment for a 36-month period, based on contributions or payments made (on an annualized basis) at the date of termination.
(6)	Each of the employment agreements provides for medical, dental, and other health benefits to the executive and his family, at no cost to the executive for a period of 36 months from the date of termination. The reported figures reflect the estimated present value of the future premium cost of such benefits, calculated utilizing substantially the same health care cost increase assumptions we used in measuring our liability for such benefits for financial statement purposes. For purposes of this presentation, the estimated future costs were discounted at a 2.00% annual compounding rate.
(7)	Each of the employment agreements provides for life insurance benefits to the executive and his family, at no cost to the executive for a period of 36 months from the date of termination. Mr. Alexander receives an annual reimbursement of $35,660 for a whole-life insurance policy. Mr. Alexander, Mr. Klein, Mr. Doherty, and Mr. Widmer also participate in our group life insurance plan. The reported figures in the table assume that the reimbursement to Mr. Alexander for his whole-life insurance policy will continue for a period of three years. The reported figures also include the estimated costs of group term life insurance benefits for Mr. Alexander, Mr. Klein, Mr. Doherty, and Mr. Widmer for a three year period with an assumed annual cost increase of 4% and a discount rate of 2.00% compounded annually.
(8)	Messrs. Alexander and Widmer are entitled to severance benefits on termination following a Change in Control only if their employment is terminated involuntarily or with Good Reason. Messrs. Klein and Doherty would be entitled to severance benefits even if their termination following a change in control was voluntary without Good Reason. Under each of the employment agreements, amounts payable under a change in control are identical to those payable for “Discharge Without Cause or Resignation With Good Reason—no Change in Control” except that: (i) payments pertaining to bonus and/or incentive awards are based upon the highest annual bonus and/or incentive award earned in any of the three years preceding the year in which the termination occurs and (ii) each of the employment agreements limits the total payments to an executive to an amount that is one dollar less than three times the executive’s “base amount” as defined in Section 280G of the Internal Revenue Code.
(9)	Amounts represent the value of unvested equity awards at December 31, 2011 calculated as the sum of: (a) unvested restricted stock of 100,800 shares, 46,980 shares, 43,800 shares, 36,000 shares, and 7,980 shares for Mr. Alexander, Mr. Klein, Mr. Doherty, Mr. Widmer, and Ms. Frank, respectively, multiplied by the last reported closing price of Northfield-Federal’s common stock as reported on December 31, 2011, of $14.16 per share; and (b) unvested stock options of 252,750 options, 123,300 options, 115,200 options, 94,650 options, and 15,900 options for Mr. Alexander, Mr. Klein, Mr. Doherty, Mr. Widmer, and Ms. Frank, respectively, multiplied by $4.22 per option. The $4.22 value of each option represents the last reported closing price of Northfield-Federal’s stock on December 31, 2011 of $14.16 per share less the option exercise price of $9.94 per share.

Say-on-Pay

At the 2011 Annual Meeting, stockholders voted, on an advisory basis, whether to approve the compensation paid to the Named Executive Officers. A majority of the votes were cast in favor of the resolution to approve the executive compensation described in the Proxy Statement. Stockholders also voted on a non-binding proposal to establish whether stockholders should vote on executive compensation every one, two or three years. A majority of the votes were cast in favor of holding the non-binding vote on executive compensation every three years. The board of directors took this vote into account in passing a resolution in which it approved holding a non-binding stockholder vote on executive compensation every three years. The next non-binding stockholder vote on executive compensation will occur in May, 2014.

Benefits to be Considered Following Completion of the Conversion

Following the stock offering, we intend to adopt a new stock-based benefit plan that will provide for grants of stock options and restricted common stock awards. If adopted within 12 months following the completion of the conversion, the number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plan would be limited to 10% and 4%, respectively, of the shares sold in the stock offering, subject to adjustment as may be required by federal regulations or policy to reflect shares of common stock or stock options previously granted by Northfield-Federal or Northfield Bank, so that the total shares reserved for stock options and restricted stock awards does not exceed 10% and 4%, respectively, of Northfield-Delaware’s outstanding shares immediately after the conversion and offering.

The stock-based benefit plan will not be established sooner than six months after the stock offering and if adopted within one year after the stock offering would require the approval of a majority of the votes eligible to be cast by stockholders. If the stock-based benefit plan is established after one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast. The following additional restrictions would apply to our stock-based benefit plan only if the plan is adopted within one year after the stock offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

•

any tax-qualified employee stock benefit plans and management stock benefit plans, in the aggregate, may not hold more than 10% of the shares sold in the offering, unless Northfield Bank has tangible capital of 10% or more, in which case any tax-qualified employee stock benefit plans and management stock benefit plans, may hold up to 12% of the shares sold in the offering;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan;

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Northfield Bank or Northfield-Delaware; and

•

our executive officers or directors must exercise or forfeit their options in the event that Northfield Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

We have not determined whether we will present the stock-based benefit plan for stockholder approval prior to or more than 12 months after the completion of the conversion. In the event either federal or state regulators change their regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under the stock-based benefit plan will be based in part on the price of Northfield-Delaware’s common stock at the time the shares are awarded. The stock-based benefit plan is subject to stockholder approval, and cannot be implemented until at least six months after the offering. The following table presents the total value of all shares that would be available for award and issuance under the stock-based benefit plan, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	1,156,000 Shares Awarded at Minimum of Offering Range	1,360,000 Shares Awarded at Midpoint of Offering Range	1,564,000 Shares Awarded at Maximum of Offering Range
(In thousands, except share price information)
$8.00	$9,248	$10,880	$12,512
10.00	11,560	13,600	15,640
12.00	13,872	16,320	18,768
14.00	16,184	19,040	21,896

The grant-date fair value of the options granted under the stock-based benefit plan will be based in part on the price of shares of common stock of Northfield-Delaware at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	2,890,000 Options at Minimum of Offering Range	3,400,000 Options at Midpoint of Offering Range	3,910,000 Options at Maximum of Offering Range
(In thousands, except exercise price and fair value information)
$8.00	$1.52	$4,393	$5,168	$5,943
10.00	1.90	5,491	6,460	7,429
12.00	2.28	6,589	7,753	8,915
14.00	2.66	7,687	9,044	10,401

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 18.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides the beneficial ownership of shares of common stock of Northfield-Federal held by our directors and executive officers, individually and as a group, and all individuals known to management to own more than 5% of our common stock as of [voting record date]. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown.

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of All Common Stock Outstanding
Directors:
John W. Alexander			%
John R. Bowen		*
Annette Catino		*
Gil Chapman		*
John P. Connors, Jr.		*
John J. DePierro		*
Susan Lamberti		*
Albert J. Regen		*
Patrick E. Scura, Jr.		*

Executive Officers Other Than Directors:
Kenneth J. Doherty		*
Madeline G. Frank		*
Steven M. Klein		*
Michael J. Widmer		*

All directors and executive officers as a group (13 persons)			%

Northfield Bancorp, MHC 1731 Victory Boulevard Staten Island, New York 10314	24,641,684		%

Northfield Bancorp, MHC and all directors and executive officers as a group	26,622,464		%

Wellington Management Company, LLP 75 State Street Boston, MA 02109 (14)			%

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of Northfield-Delaware’s directors and executive officers, and for all of these individuals as a group, the following information:

(i)	the number of exchange shares to be held upon completion of the conversion, based upon their beneficial ownership of Northfield-Federal common stock as of [voting record date];

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total shares of common stock to be held upon completion of the conversion.

In each case, it is assumed that subscription shares are sold at the minimum of the offering range. See “The Conversion and Offering—Additional Limitations on Common Stock Purchases.” Federal regulations prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase. Subscriptions by management through our 401(k) plan are included in the proposed purchases set forth below and will be counted as part of the maximum number of shares such individuals may subscribe for in the stock offering and as part of the maximum number of shares directors and officers may purchase in the stock offering.

	Number of Exchange Shares to Be Held (2)	Proposed Purchases of Stock in the Offering (1)		Total Common Stock to be Held at Minimum of Offering Range (3)
Name of Beneficial Owner		Number of Shares	Amount	Number of Shares	Percentage of Shares Outstanding
John W. Alexander, Chairman of the Board, President and Chief Executive Officer			$		*	%
John R. Bowen, Director					*
Annette Catino, Director					*
Gil Chapman, Director					*
John P. Connors, Jr., Director					*
John J. DePierro, Director					*
Susan Lamberti, Director					*
Albert J. Regen, Director					*
Patrick E. Scura, Jr. , Director					*
Kenneth J. Doherty, Executive Vice President, Chief Lending Officer					*
Madeline G. Frank, Senior Vice President, Corporate Secretary					*
Steven M. Klein, Executive Vice President, Chief Financial Officer					*
Michael J. Widmer, Executive Vice President, Operations					*

Total for Directors and Executive Officers			$			%

*	Less than 1%.
(1)	Includes proposed subscriptions, if any, by associates.
(2)	Based on information presented in “Beneficial Ownership of Common Stock,” and assuming an exchange ratio of 1.1402 at the minimum of the offering range.
(3)	At the maximum of the offering range, directors and executive officers would own shares, or % of our outstanding shares of common stock.

THE CONVERSION AND OFFERING

The Board of Directors of Northfield-Federal and the Board of Trustees of Northfield Bancorp, MHC have approved the plan of conversion and reorganization. The plan of conversion and reorganization must also be approved by the members of Northfield Bancorp, MHC (depositors of Northfield Bank) and the stockholders of Northfield-Federal. A special meeting of members and a special meeting of stockholders have been called for this purpose. The Board of Governors of the Federal Reserve System has conditionally approved the application that includes the plan of conversion and reorganization; however, such approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization by that agency.

General

The Board of Trustees of Northfield Bancorp, MHC and the Board of Directors of Northfield-Federal adopted the plan of conversion and reorganization on June 6, 2012. Pursuant to the plan of conversion and reorganization, our organization will convert from the mutual holding company form of organization to the fully stock form. Northfield Bancorp, MHC, the mutual holding company parent of Northfield-Federal, will be merged into Northfield-Federal, and Northfield Bancorp, MHC will no longer exist. Northfield-Federal, which owns 100% of Northfield Bank, will be merged into a new Delaware corporation named Northfield Bancorp, Inc. As part of the conversion, the 60.8% ownership interest of Northfield Bancorp, MHC in Northfield-Federal will be offered for sale in the stock offering. When the conversion is completed, all of the outstanding common stock of Northfield Bank will be owned by Northfield-Delaware, and all of the outstanding common stock of Northfield-Delaware will be owned by public stockholders. Northfield Bancorp, MHC and Northfield-Federal will cease to exist. A diagram of our corporate structure before and after the conversion is set forth in the “Summary” section of this prospectus.

Under the plan of conversion and reorganization, at the completion of the conversion and offering, each share of Northfield-Federal common stock owned by persons other than Northfield Bancorp, MHC will be converted automatically into the right to receive new shares of Northfield-Delaware common stock determined pursuant to an exchange ratio. The exchange ratio will ensure that immediately after the exchange of existing shares of Northfield-Federal for new shares, the public stockholders will own the same aggregate percentage of shares of common stock of Northfield-Delaware that they owned in Northfield-Federal immediately prior to the conversion, excluding any shares they purchased in the offering and their receipt of cash paid in lieu of fractional shares.

We intend to retain between $125.7 million and $170.4 million of the net proceeds of the offering and to invest between $137.2 million and $186.1 million of the net proceeds in Northfield Bank. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion and reorganization.

The plan of conversion and reorganization provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders (including eligible depositors of the former First State Bank and the former Flatbush Federal Savings & Loan Association), our tax-qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, supplemental eligible account holders and other members. In addition, we will offer common stock for sale in a community offering to members of the general public, with a preference given in the following order:

(i)	Natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania; and

(ii)	Northfield-Federal’s public stockholders as of [voting record date].

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering will begin at the same time as the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Federal Reserve Board. See “—Community Offering.”

We also may offer for sale shares of common stock not purchased in the subscription or community offerings through a syndicated offering to be joint book managed by Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated. See “—Syndicated Offering” herein.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation appraisal of the estimated pro forma market value of Northfield-Delaware. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion and reorganization. A copy of the plan of conversion and reorganization is available for inspection at each branch office of Northfield Bank. The plan of conversion and reorganization is also filed as an exhibit to Northfield Bancorp, MHC’s application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Federal Reserve Board. The plan of conversion and reorganization is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website, www.sec.gov. See “Where You Can Find Additional Information.”

Reasons for the Conversion

Our primary reasons for converting and undertaking the stock offering are to:

•

eliminate the uncertainties associated with the mutual holding company structure under financial reform legislation. The Dodd-Frank Act has changed our primary bank and holding company regulator, which has resulted in changes in regulations applicable to Northfield Bancorp, MHC and Northfield-Federal. Under the Dodd-Frank Act, the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies, and the Federal Reserve Board historically has not allowed mutual holding companies to waive the receipt of dividends from their mid-tier holding company subsidiaries. Absent approval for Northfield Bancorp, MHC to waive dividends, any dividend declared on Northfield-Federal’s common stock would have to be paid to Northfield Bancorp, MHC as well as our public stockholders, resulting in a tax liability for Northfield Bancorp, MHC and a decrease in the exchange ratio for our public shareholders upon conversion to stock form. The Federal Reserve Board currently requires a “grandfathered” mutual holding company, like Northfield Bancorp, MHC, to obtain member (depositor) approval and comply with other procedural requirements prior to waiving dividends, which would make dividend waivers impracticable. The conversion will eliminate our mutual holding company structure and will enable us to continue paying dividends to our stockholders, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.” It will also eliminate the risk that the Federal Reserve Board will amend existing regulations applicable to the conversion process in a manner disadvantageous to our public stockholders or depositors.

•

transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings.

•

improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering is expected to result in a more liquid and active market than currently exists for Northfield-Federal common stock. A more liquid and active market would make it easier for our stockholders to buy and sell our common stock and would give us greater flexibility in implementing capital management strategies.

•

facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions, as opportunities arise. The additional capital raised in the offering will also enable us to consider larger transactions. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions, although applicable regulations prohibit the acquisition of Northfield-Delaware for three years following completion of the conversion.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by the members of Northfield Bancorp, MHC is required to approve the plan of conversion and reorganization. By their approval of the plan of conversion and reorganization, the members of Northfield Bancorp, MHC will also be approving the merger of Northfield Bancorp, MHC into Northfield-Federal. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Northfield-Federal and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Northfield-Federal held by the public stockholders of Northfield-Federal (stockholders other than Northfield Bancorp, MHC) are also required to approve the plan of conversion and reorganization. The plan of conversion and reorganization also must be approved by the Federal Reserve Board, which has approved the application that includes the plan of conversion and reorganization.

Share Exchange Ratio for Current Stockholders

Federal regulations provide that in a conversion of a mutual holding company to fully stock form, the public stockholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Federal Reserve Board that the basis for the exchange is fair and reasonable. At the completion of the conversion, each publicly held share of Northfield-Federal common stock will be converted automatically into the right to receive a number of shares of Northfield-Delaware common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in Northfield-Delaware after the conversion as they held in Northfield-Federal immediately prior to the conversion, exclusive of their purchase of additional shares of common stock in the offering and their receipt of cash in lieu of fractional exchange shares. The exchange ratio will not depend on the market value of Northfield-Delaware common stock. The exchange ratio will be based on the percentage of Northfield-Federal common stock held by the public, the independent valuation of Northfield-Delaware prepared by RP Financial, LC., and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 1.1402 exchange shares for each publicly held share of Northfield-Federal at the minimum of the offering range to 1.5426 exchange shares for each publicly held share of Northfield-Federal at the maximum of the offering range.

The following table shows how the exchange ratio will adjust, based on the appraised value of Northfield-Delaware as of May 11, 2012, assuming public stockholders of Northfield-Federal, including former stockholders of Flatbush Federal Bancorp, Inc., own 39.2% of Northfield-Federal common stock immediately prior to the completion of the conversion. The table also shows how many shares of Northfield-Delaware a hypothetical owner of Northfield-Federal common stock would receive in the exchange for 100 shares of common stock owned at the completion of the conversion, depending on the number of shares issued in the offering.

	Shares to be Sold in This Offering		Shares of Northfield-Delaware to be Issued for Shares of Northfield-Federal		Total Shares of Common Stock to be Issued in Exchange and	Exchange	Equivalent Value of Shares Based Upon Offering	Equivalent Pro Forma Tangible Book Value Per Exchanged	Shares to be Received for 100 Existing Shares
	Amount	Percent	Amount	Percent	Offering	Ratio	Price (1)	Share (2)	(3)
Minimum	28,900,000	61.1%	18,425,408	38.9%	47,325,408	1.1402	$11.40	$15.49	114
Midpoint	34,000,000	61.1	21,676,950	38.9	55,676,950	1.3414	13.41	16.57	134
Maximum	39,100,000	61.1	24,928,493	38.9	64,028,493	1.5426	15.43	17.65	154

(1)	Represents the value of shares of Northfield-Delaware common stock to be received in the conversion by a holder of one share of Northfield-Federal, pursuant to the exchange ratio, based upon the $10.00 per share offering price.
(2)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
(3)	Cash will be paid in lieu of fractional shares.

Options to purchase shares of Northfield-Federal common stock that are outstanding immediately prior to the completion of the conversion will be converted into options to purchase shares of Northfield-Delaware common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio. The aggregate exercise price, term and vesting period of the options will remain unchanged.

Effects of Conversion on Depositors, Borrowers and Members

Continuity. The conversion will not affect the normal business of Northfield Bank of accepting deposits and making loans. Northfield Bank will continue to be a federally chartered savings bank and will continue to be regulated by the Office of the Comptroller of the Currency. After the conversion, Northfield Bank will continue to offer existing services to depositors, borrowers and other customers. The directors serving Northfield-Federal at the time of the conversion will be the directors of Northfield-Delaware after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion and reorganization, each depositor of Northfield Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Northfield Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Members. At present, all depositors of Northfield Bank are members of, and have voting rights in, Northfield Bancorp, MHC as to all matters requiring membership action. Upon completion of the conversion, depositors will cease to be members of Northfield Bancorp, MHC and will no longer have voting rights. Upon completion of the conversion, all voting rights in Northfield Bank will be vested in Northfield-Delaware as the sole stockholder of Northfield Bank. The stockholders of Northfield-Delaware will possess exclusive voting rights with respect to Northfield-Delaware common stock.

Tax Effects. We will receive an opinion of counsel or tax advisor with regard to federal and state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Northfield Bancorp, MHC, Northfield-Federal, the public stockholders of Northfield-Federal (except for cash paid for fractional shares), members of Northfield Bancorp, MHC, eligible account holders, supplemental eligible account holders, or Northfield Bank. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in Northfield Bank has both a deposit account in Northfield Bank and a pro rata ownership interest in the net worth of Northfield Bancorp, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Northfield Bancorp, MHC and Northfield Bank. Any depositor who opens a deposit account obtains a pro rata ownership interest in Northfield Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Northfield Bancorp, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that Northfield Bancorp, MHC and Northfield Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Northfield Bancorp, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the plan of conversion, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in liquidation accounts maintained by Northfield-Delaware and Northfield Bank in an aggregate amount equal to (i) Northfield Bancorp, MHC’s ownership interest in Northfield-Federal’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Northfield Bancorp, MHC as of the date of the latest statement of financial condition of Northfield Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of Northfield-Federal). Northfield-Delaware and Northfield Bank will hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Northfield Bank after the conversion. The liquidation accounts would be distributed to Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in Northfield Bank only in the event of a liquidation of (a) Northfield-Delaware and Northfield Bank or (b) Northfield Bank. The liquidation account in Northfield Bank would be used only in the event that Northfield-Delaware does not have sufficient assets to fund its obligations under its liquidation account. The total obligation of Northfield-Delaware and Northfield Bank under their respective liquidation accounts will never exceed the dollar amount of Northfield-Delaware’s liquidation account as adjusted from time to time pursuant to the plan of conversion and federal regulations. See “—Liquidation Rights.”

Stock Pricing and Number of Shares to be Issued

The plan of conversion and reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation, RP Financial, LC. will receive a fee of $160,000, as well as payment for reimbursable expenses and an additional $17,500 for each valuation update, as necessary. We have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from RP Financial, LC.’s bad faith or negligence.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including the consolidated financial statements of Northfield-Federal. RP Financial, LC. also considered the following factors, among others:

•	the present results and financial condition of Northfield-Federal and the projected results and financial condition of Northfield-Delaware;

•	the economic and demographic conditions in Northfield-Federal’s existing market area;

•	certain historical, financial and other information relating to Northfield-Federal;

•

a comparative evaluation of the operating and financial characteristics of Northfield-Federal with those of other similarly situated publicly traded savings institutions located in the Eastern United States;

•	the effect of the conversion and offering on Northfield-Delaware’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of Northfield-Delaware; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

The independent valuation appraisal considered the pro forma effect of the offering. Consistent with federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. RP Financial, LC. did not consider a pro forma price to assets approach to be meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings. The price to assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive reported and core earnings.

In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of Northfield-Delaware with the peer group. RP Financial, LC. made a slight upward adjustment for asset growth, a slight-to-moderate downward adjustment for profitability, growth and viability of earnings and a moderate downward adjustment for marketing of the issue. RP Financial, LC. made no adjustments for financial condition, primary market area, dividends, liquidity of the shares, management or effect of government regulations and regulatory reform. RP Financial, LC. made a slight upward adjustment for asset growth due to Northfield-Federal’s stronger loan growth and pro forma leverage capacity compared to the peer group. The slight-to-moderate downward adjustment for profitability, growth and viability of earnings reflected Northfield-Delaware’s lower pro forma return on average assets and return on equity on a core earnings basis and higher implied credit risk exposure. The moderate downward adjustment for marketing of the issue reflected the general downward trend in the trading prices of publicly traded thrift stocks during the second quarter of 2012, that Northfield Bancorp, MHC was not able to complete its conversion in 2010 and that there has been no conversion offering as large as this offering completed since 2010.

Included in RP Financial, LC.’s independent valuation were certain assumptions as to the pro forma earnings of Northfield-Delaware after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return of 0.43% for the twelve months ended June 30, 2012 on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the offering by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation states that as of August 17, 2012, the estimated pro forma market value of Northfield-Delaware was $556.8 million. Based on federal regulations, this market value forms the midpoint of a range with a minimum of $473.3 million and a maximum of $640.3 million. The board of directors decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Northfield-Federal common stock owned by Northfield Bancorp, MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Northfield-Federal common stock owned by Northfield Bancorp, MHC and the $10.00 price per share, the minimum of the offering range is 28,900,000 shares, the midpoint of the offering range is 34,000,000 shares and the maximum of the offering range is 39,100,000 shares.

The board of directors of Northfield-Delaware reviewed the independent valuation and, in particular, considered the following:

•	Northfield-Federal’s financial condition and results of operations;

•	a comparison of financial performance ratios of Northfield-Federal to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions; and

•	the historical trading price of the publicly held shares of Northfield-Federal common stock.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Federal Reserve Board, if required, as a result of subsequent developments in the financial condition of Northfield-Federal or Northfield Bank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of Northfield-Delaware to less than $473.3 million or more than $640.3 million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to Northfield-Delaware’s registration statement.

The following table presents a summary of selected pricing ratios for Northfield-Delaware (on a pro forma basis) and the peer group companies based on earnings and other information as of and for the twelve months ended June 30, 2012, and stock price information for the peer group companies as of August 17, 2012, as reflected in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 20.8% on a price-to-book value basis, a discount of 26.0% on a price-to-tangible book value basis and a premium of 157.8% on a price-to-earnings basis. Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering. The appraisal did not consider one valuation approach to be more important than the other. The estimated appraised value and the resulting premium/discount took into consideration the potential financial effect of the conversion and offering as well as the trading price of Northfield-Federal’s common stock. The closing price of the common stock was $15.24 per share on August 17, 2012, the effective date of the appraisal, and $13.90 per share on June 5, 2012, the last trading day immediately preceding the announcement of the conversion.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
Northfield-Delaware (on a pro forma basis, assuming completion of the conversion)
Maximum	66.67x	85.32%	87.41%
Midpoint	55.56x	78.93%	80.97%
Minimum	47.62x	71.63%	73.64%
Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	21.55x	99.71%	109.41%
Medians	20.02x	101.52%	106.41%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core,” or recurring, earnings on a trailing twelve-month basis through June 30, 2012. These ratios are different than those presented in “Pro Forma Data.”

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Northfield Bank as a going concern and should not be considered as an indication of the liquidation value of Northfield Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price per share.

We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “—Additional Limitations on Common Stock Purchases” as to the method of distribution of additional shares to be issued in the event of an increase in the offering range of up to 39,100,000 shares.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $640.3 million and a corresponding increase in the offering range to more than 39,100,000 shares, or a decrease in the minimum of the valuation range to less than $473.3 million and a corresponding decrease in the offering range to fewer than 28,900,000 shares, then we will promptly return with interest at [interest rate]% per annum all funds previously delivered to us to purchase shares of common stock in the subscription and community offerings and cancel deposit account withdrawal authorizations and, after consulting with the Federal Reserve Board, we may terminate the plan of conversion and reorganization. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Federal Reserve Board in order to complete the offering. In the event that we extend the offering and conduct a resolicitation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond                     , which is two years after the special meeting of members to vote on the conversion.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Northfield-Delaware’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and Northfield-Delaware’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis.

Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are filed as exhibits to the documents specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion and reorganization, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase and ownership limitations set forth in the plan of conversion and reorganization and as described below under “—Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor of Northfield Bank or the former First State Bank or Flatbush Federal Savings & Loan Association with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on March 31, 2011 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $3.0 million (300,000 shares) of our common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on March 31, 2011. In the event of an oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Northfield-Federal or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding March 31, 2011.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, including our employee stock ownership plan and 401(k) plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering, although our employee stock ownership plan intends to purchase 4% of the shares of common stock sold in the offering. We reserve the right to have our employee stock ownership plan purchase more than 4% of the stock sold in the offering to the extent necessary to complete the offering at the minimum of the offering range. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion, subject to the approval of the Federal Reserve Board. The amount of the subscription requests by the 401(k) plan will be determined by its participants, who will have the right to invest all or a portion of their 401(k) plan accounts in our common stock, subject to the maximum purchase limitations. However, to comply with the limitations applicable to our tax-qualified employee plans, our 401(k) plan may purchase no more than 6% of the shares of common stock sold in the offering.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each depositor of Northfield Bank or the former Flatbush Federal Savings & Loan Association with a Qualifying Deposit at the close of business on [supplemental date] who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $3.0 million (300,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at [supplemental date]. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Members. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of Northfield Bank as of the close of business on [voting record date] who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Members”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $3.0 million (300,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, available shares will be allocated in the proportion that the amount of the subscription of each Other Member bears to the total amount of the subscriptions of all Other Members whose subscriptions remain unsatisfied.

To ensure proper allocation of common stock, each Other Member must list on the stock order form all deposit accounts in which he or she had an ownership interest at [voting record date]. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at 4:00 p.m., Eastern Time, on [offering deadline], unless extended by us for up to 45 days or such additional periods with the approval of the Federal Reserve Board, if necessary. Subscription rights will expire whether or not each eligible depositor can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock have been sold in the offering. If at least 28,900,000 shares have not been sold in the offering by [extension deadline] and the Federal Reserve Board has not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly, with interest at [interest rate]% per annum for funds received in the subscription and community offerings, and all deposit account withdrawal authorizations will be canceled. If an extension beyond [extension deadline] is granted by the Federal Reserve Board, we will resolicit purchasers in the offering as described under “—Procedures for Purchasing Shares—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Members, we will offer shares pursuant to the plan of conversion and reorganization to members of the general public in a community offering. Shares will be offered in the community offering with the following preferences:

(i)	Natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania;

(ii)	Northfield-Federal’s public stockholders as of [voting record date] (including stockholders of the former Flatbush Federal Bancorp, Inc, who remain stockholders of Northfield-Federal as of [voting record date]); and

(iii)	Other members of the general public.

Subscribers in the community offering may purchase up to $3.0 million (300,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons residing in those counties whose orders remain unsatisfied on an equal number of shares basis per order. If an oversubscription occurs due to the orders of public stockholders of Northfield-Federal or members of the general public, the allocation procedures described above will apply to the stock orders of such persons. In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, or Pike County, Pennsylvania, has a present intent to remain within this community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering will begin concurrently with the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering, unless extended. Northfield-Delaware may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond [extension deadline], in which event we will resolicit purchasers.

Syndicated Offering

If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a syndicated offering is held, Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated will serve as joint book-running managers of the syndicated offering. In the event that shares of common stock are sold in a syndicated offering, we will pay fees of 5% of the aggregate amount of common stock sold in the syndicated offering to the joint book-running managers and any other broker-dealers included in the syndicated offering.

If for any reason we cannot affect a syndicated offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangements.

Additional Limitations on Common Stock Purchases

The plan of conversion and reorganization includes the following additional limitations on the number of shares of common stock that may be purchased in the offering:

(i)	No person may purchase fewer than 25 shares of common stock;

(ii)	Tax qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering, including shares issued in the event of an increase in the offering range of up to 15%;

(iii)	Except for the employee stock ownership plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $3.0 million (300,000 shares) of common stock in all categories of the offering combined;

(iv)	Current stockholders of Northfield-Federal are subject to an ownership limitation. As previously described, current stockholders of Northfield-Federal will receive shares of Northfield-Delaware common stock in exchange for their existing shares of Northfield-Federal common stock. The number of shares of common stock that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing Northfield-Federal common stock, may not exceed 5% of the shares of common stock of Northfield-Delaware to be issued and outstanding at the completion of the conversion; and

(v)	The maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of Northfield Bank and their associates, in the aggregate, when combined with shares of common stock issued in exchange for existing shares, may not exceed 25% of the total shares issued in the conversion.

Depending upon market or financial conditions, our board of directors, with the approval of the Federal Reserve Board and without further approval of members of Northfield Bancorp, MHC, may decrease or increase the purchase and ownership limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given the opportunity to increase their orders up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders. In the event that the maximum purchase limitation is increased to 5% of the shares sold in the offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.

The term “associate” of a person means:

(i)	any corporation or organization, other than Northfield-Federal, Northfield Bank or a majority-owned subsidiary of Northfield Bank, of which the person is a senior officer, partner or 10% beneficial stockholder;

(ii)	any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of Northfield-Federal or Northfield Bank.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” Persons having the same address, and persons exercising subscription rights through qualifying deposits registered at the same address will be deemed to be acting in concert unless we determine otherwise.

Our directors are not treated as associates of each other solely because of their membership on the board of directors. Common stock purchased in the offering will be freely transferable except for shares purchased by directors and certain officers of Northfield-Delaware or Northfield Bank and except as described below. Any purchases made by any associate of Northfield-Delaware or Northfield Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after Conversion” and “Restrictions on Acquisition of Northfield-Delaware.”

Plan of Distribution; Selling Agent Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained Sandler O’Neill & Partners, L.P., which is a broker-dealer registered with the Financial Industry Regulatory Authority. Sandler O’Neill & Partners, L.P. will assist us on a best efforts basis in the subscription and community offerings by:

(i)	consulting as to the financial and marketing implications of the plan of conversion;

(ii)	reviewing with our board of directors the financial effect of the offering on us, based on the independent appraiser’s appraisal of the shares of common stock;

(iii)	reviewing all offering documents, including this prospectus and any prospectus related to a syndicated, stock order forms and related offering materials;

(iv)	assisting in the design and implementation of a marketing strategy for the offering;

(v)	assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the offering; and

(vi)	providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the offerings.

For these services, Sandler O’Neill & Partners, L.P. will receive a fee of: (i) 1.0% of the dollar amount of all shares of common stock sold in the subscription and community offerings up to up to the first 10% of shares sold in the offerings; and (ii) 3.0% of the aggregate amount of common stock sold in the subscription and community offerings in excess of 10% of the shares sold in the offerings. No fee will be payable to Sandler O’Neill & Partners, L.P. with respect to shares purchased by officers, directors, employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans, and no sales fee will be payable with respect to the exchange shares.

In the event that shares of common stock are sold in a syndicated offering, we will pay fees of 5% of the aggregate amount of common stock sold in the syndicated offering to the joint book-running managers and any other broker-dealers included in the syndicated offering. If all shares of common stock were sold in the syndicated offering, the selling agent and underwriters’ commissions would be approximately $14.4 million, $17.0 million and $19.6 million at the minimum, midpoint and maximum levels of the offering, respectively.

If the offering is completed, Sandler O’Neill & Partners, L.P. will not be reimbursed separately for expenses. We have separately agreed to pay Sandler O’Neill & Partners, L.P. up to $100,000 in fees and expenses for records management, as described below.

Records Management

We have also engaged Sandler O’Neill & Partners, L.P. as records management agent in connection with the conversion and the subscription and community offerings. In its role as records management agent, Sandler O’Neill & Partners, L.P., will assist us in the offering in the:

•	consolidation of deposit accounts and vote calculations;

•	design and preparation of proxy and stock order forms;

•	organization and supervision of the Stock Information Center;

•	proxy solicitation and other services for our special meeting of members; and

•	preparation and processing of other documents related to the stock offering.

Sandler O’Neill & Partners, L.P. will receive fees and expenses of up to $100,000 for these services.

Indemnity

We will indemnify Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock in the subscription and community offerings. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Northfield Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Sandler O’Neill & Partners, L.P. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Lock-up Agreements

We, and each of our directors and executive officers have agreed, subject to certain exceptions, that during the period beginning on the date of this prospectus and ending 90 days after the closing of the offering, without the prior written consent of Sandler O’Neill & Partners, L.P., directly or indirectly, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Northfield-Federal or Northfield-Delaware stock or any securities convertible into or exchangeable or exercisable for Northfield-Federal or Northfield-Delaware stock, whether owned on the date of this prospectus or acquired after the date of this prospectus or with respect to which we or any of our directors or executive officers has or after the date of this prospectus acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Northfield-Federal or Northfield-Delaware stock, whether any such swap or transaction is to be settled by delivery of stock or other securities, in cash or otherwise. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the restricted period and ends on the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions set forth above will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or event related to us occurs.

Procedure for Purchasing Shares in Subscription and Community Offerings

Expiration Date. The subscription and community offerings will expire at 4:00 p.m., Eastern Time, on [offering deadline], unless we extend one or both for up to 45 days, with the approval of the Federal Reserve Board, if required. This extension may be approved by us, in our sole discretion, without notice to purchasers in the offering. Any extension of the subscription and/or community offering beyond [extension deadline] would require the Federal Reserve Board’s approval. If the offering is so extended, or if the offering range is decreased or is increased above the maximum of the offering range, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled, and funds submitted to us will be returned promptly, with interest at [interest rate]% per annum for funds received in the subscription and community offerings. We will then resolicit the subscribers, giving them an opportunity to place a new stock order for a period of time.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at [interest rate]% per annum from the date of receipt as described above.

Use of Order Forms in the Subscription and Community Offerings. In order to purchase shares of common stock in the subscription and community offerings, you must properly complete an original stock order form and remit full payment. We are not required to accept orders submitted on photocopied or facsimiled order forms. All order forms must be received (not postmarked) prior to 4:00 p.m., Eastern Time, on [offering deadline]. We are not required to accept order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms, and we have the right to waive or permit the correction of incomplete or improperly executed order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your order form and payment by mail using the stock order return envelope provided, or by overnight delivery to our Stock Information Center at the address noted below. You may hand-deliver stock order forms to the Stock Information Center, which will be located at Northfield Bank’s                      office,                     . Hand-delivered stock order forms will only be accepted at this location. We will not accept stock order forms at our other branch offices. Please do not mail stock order forms to Northfield Bank’s offices.

Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering. If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion and reorganization. Our interpretation of the terms and conditions of the plan of conversion and reorganization and of the acceptability of the order forms will be final.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Northfield Bank or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares in the subscription and community offerings may be made by:

(i)	personal check, bank check or money order, made payable to Northfield Bancorp, Inc.; or

(ii)	authorization of withdrawal of available funds from the types of Northfield Bank deposit accounts described on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Northfield Bank are provided on the order form. The funds designated must be available in the account(s) at the time the order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at Northfield Bank and will earn interest at [interest rate]% per annum from the date payment is processed until the offering is completed or terminated.

You may not remit cash, wire transfers, Northfield Bank line of credit checks or any type of third-party checks (including those payable to you and endorsed over to Northfield-Delaware). You may not designate on your stock order form direct withdrawal from a Northfield Bank retirement account. See “—Using Individual Retirement

Account Funds.” Additionally, you may not designate a direct withdrawal from Northfield Bank accounts with check-writing privileges. Please provide a check instead. If you request that we directly withdraw the funds, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account. If permitted by the Federal Reserve Board, in the event we resolicit large purchasers, as described above in “—Additional Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares, but instead must pay for the additional shares using immediately available funds.

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by [extension deadline]. In such event, funds delivered to us to purchase shares of common stock in the offering will be returned promptly, with interest at [interest rate]% per annum, for funds received in the subscription and community offerings. Additionally, all deposit account withdrawal authorizations will be canceled. We may resolicit purchasers for a specified period of time.

Regulations prohibit Northfield Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

We shall have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion. This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering, provided that there is a loan commitment from an unrelated financial institution or Northfield-Delaware to lend to the employee stock ownership plan the necessary amount to fund the purchase. In addition, if our 401(k) plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering.

Using Individual Retirement Account Funds. If you are interested in using funds in your individual retirement account or other retirement account to purchase shares of common stock, you must do so through a self-directed retirement account. By regulation, Northfield Bank’s retirement accounts are not self-directed, so they cannot be invested in our shares of common stock. Therefore, if you wish to use funds that are currently in a Northfield Bank retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, offering self-directed retirement accounts. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. An annual administrative fee may be payable to the independent trustee or custodian. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Northfield Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks prior to the [offering deadline] offering deadline. Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Stock Certificates. Certificates representing shares of common stock sold in the subscription offering and community offering will be mailed to the certificate registration address noted by purchasers on the stock order form. Stock certificates will be sent to purchasers by first-class mail as soon as practicable after the completion of the conversion and stock offering. We expect trading in the stock to begin on the business day of or on the business day following the completion of the conversion and stock offering. It is possible that until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the plan of conversion and reorganization, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a State of the United States with respect to which any of the following apply:

(i)	a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such state;

(ii)	the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in such state; or

(iii)	such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Regulations of the Federal Reserve Board prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the order form, you should not add the name(s) of persons who do not have subscription rights or who qualify only in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The toll-free phone number is [stock center phone #]. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

Liquidation Rights

Liquidation prior to the conversion. In the unlikely event that Northfield Bancorp, MHC is liquidated prior to the conversion, all claims of creditors of Northfield Bancorp, MHC would be paid first. Thereafter, if there were any assets of Northfield Bancorp, MHC remaining, these assets would first be distributed to certain depositors of Northfield Bank under such depositors’ liquidation rights. The amount received by such depositors would be equal to their pro rata interest in the remaining value of Northfield Bancorp, MHC after claims of creditors, based on the relative size of their deposit accounts.

Liquidation following the conversion. The plan of conversion and reorganization provides for the establishment, upon the completion of the conversion, of a liquidation account by Northfield-Delaware for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Northfield Bancorp, MHC’s ownership interest in Northfield-Federal’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Northfield Bancorp, MHC as of the date of the latest statement of financial condition of Northfield Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of Northfield-Federal). The plan of conversion also provides for the establishment of a parallel liquidation account in Northfield Bank to support the Northfield-Delaware liquidation account in the event Northfield-Delaware does not have sufficient assets to fund its obligations under the Northfield-Delaware liquidation account.

In the unlikely event that Northfield Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in Northfield-Federal, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Northfield Bank or Northfield-Delaware above that amount.

The liquidation account established by Northfield-Delaware is designed to provide qualifying depositors a liquidation interest (exchanged for the liquidation interests such persons had in Northfield Bancorp, MHC) after the conversion in the event of a complete liquidation of Northfield-Delaware and Northfield Bank or a liquidation solely of Northfield Bank. Specifically, in the unlikely event that either (i) Northfield Bank or (ii) Northfield-Delaware and Northfield Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of March 31, 2011 and [supplemental date] of their interests in the liquidation account maintained by Northfield-Delaware. Also, in a complete liquidation of both entities, or of Northfield Bank only, when Northfield-Delaware has insufficient assets (other than the stock of Northfield Bank) to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Northfield Bank has positive net worth, Northfield Bank shall immediately make a distribution to fund Northfield-Delaware’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder or Supplemental Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by Northfield-Delaware as adjusted from time to time pursuant to the plan of conversion and federal regulations. If Northfield-Delaware is completely liquidated or sold apart from a sale or liquidation of Northfield Bank, then the Northfield-Delaware liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Northfield Bank liquidation account, subject to the same rights and terms as the Northfield-Delaware liquidation account.

Pursuant to the plan of conversion and reorganization, after two years from the date of conversion and upon the written request of the Board of Governors of the Federal Reserve System, Northfield-Delaware will eliminate or transfer the liquidation account and the depositors’ interests in such account to Northfield Bank and the liquidation account shall thereupon be subsumed into the liquidation account of Northfield Bank.

Under the rules and regulations of the Federal Reserve Board, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which Northfield-Delaware or Northfield Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Northfield Bank, First State Bank and Flatbush Federal Savings & Loan Association on

March 31, 2011 or [supplemental date] equal to the proportion that the balance of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s deposit account on March 31, 2011 and [supplemental date], respectively, bears to the balance of all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders in Northfield Bank on such date.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on March 31, 2011 or [supplemental date], or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

Material Income Tax Consequences

Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income tax consequences of conversion to Northfield Bancorp, MHC, Northfield-Federal, Northfield Bank, Eligible Account Holders, Supplemental Eligible Account Holders and Other Members of Northfield Bancorp, MHC. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Northfield-Delaware or Northfield Bank would prevail in a judicial proceeding.

On March 13, 2012, Northfield Bancorp, MHC and its subsidiaries entered into an Agreement and Plan of Merger by and between Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank and Flatbush Federal Bancorp, MHC, Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings & Loan Association, whereby Flatbush Federal Bancorp, MHC will merge with and into Northfield Bancorp, MHC, Flatbush Federal Bancorp, Inc. will merge with and into Northfield-Federal and Flatbush Federal Savings & Loan Association will merge with and into Northfield Bank. For purposes of discussing the effect of this prior transaction on the tax consequences of the conversion, Flatbush Federal Bancorp, MHC, Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings & Loan Association will be referred to, collectively, as the “Flatbush entities” and Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank will be referred to, collectively, as the “Northfield entities.”

When two apparently separate transactions with independent tax consequences occur in short proximity to one another, the Internal Revenue Service or a court could apply the step transaction doctrine to step together the two separate transactions and consider them part of one integrated transaction for tax purposes. If implicated, it can change the character of an overall transaction. It is possible that the Internal Revenue Service could conclude that the judicial step transaction doctrine would apply to cause the acquisition of Flatbush Federal Bancorp, MHC by Northfield Bancorp, MHC and the conversion of Northfield Bancorp, MHC to be considered a part of one integrated plan for tax purposes. If the Internal Revenue Service were to take this position, the Internal Revenue Service may not respect the independent characterization, for tax purposes, of the two transactions and may ascribe a potentially different tax effect to the combined transaction. We believe that the acquisition of Flatbush Federal Bancorp, MHC by Northfield Bancorp, MHC and the merger of Northfield Bancorp, MHC with Northfield-Federal should not be stepped together and considered integrated parts of a single transaction for tax purposes because each of the acquisition of the Flatbush entities and the conversion and stock offering have independent economic significance, neither is dependent on or conditioned on the other in order to be consummated, and the conversion of Northfield Bancorp, MHC was approved by the board of trustees of Northfield Bancorp, MHC almost three months following the execution of the Merger Agreement among the Flatbush entities and the Northfield entities.

If the Internal Revenue Service took the position that the merger of Flatbush Federal Bancorp, MHC with and into Northfield Bancorp, MHC should be considered an integrated part of a single transaction with the conversion of Northfield Bancorp, MHC, we believe that it is more likely than not to conclude that the substance of the transaction is the merger of Flatbush Federal Bancorp, MHC and Northfield Bancorp, MHC with and into Northfield-Delaware in a tax-free transaction under Section 368(a)(1)(A) of the Internal Revenue Code.

Northfield Bancorp, MHC, Northfield-Federal, Northfield Bank and Northfield-Delaware have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding all of the material federal income tax consequences of the conversion, which includes the following:

1.	The merger of Northfield Bancorp, MHC with and into Northfield-Federal will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. It is more likely than not that this will be the case even if the merger of Flatbush Federal Bancorp, MHC with Northfield Bancorp, MHC were stepped together with the conversion and considered part of one integrated transaction.

2.	The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Northfield Bancorp, MHC for liquidation interests in Northfield-Federal will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.	None of Northfield Bancorp, MHC, Northfield-Federal, Eligible Account Holders nor Supplemental Eligible Account Holders, will recognize any gain or loss on the transfer of the assets of Northfield Bancorp, MHC to Northfield-Federal in constructive exchange for liquidation interests in Northfield-Federal.

4.	The basis of the assets of Northfield Bancorp, MHC and the holding period of such assets to be received by Northfield-Federal will be the same as the basis and holding period of such assets in Northfield Bancorp, MHC immediately before the exchange.

5.	The merger of Northfield-Federal with and into Northfield-Delaware will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Northfield-Federal nor Northfield-Delaware will recognize gain or loss as a result of such merger.

6.	The basis of the assets of Northfield-Federal and the holding period of such assets to be received by Northfield-Delaware will be the same as the basis and holding period of such assets in Northfield-Federal immediately before the exchange.

7.	Current stockholders of Northfield-Federal will not recognize any gain or loss upon their exchange of Northfield-Federal common stock for Northfield-Delaware common stock.

8.	Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Northfield-Federal for interests in the liquidation account in Northfield-Delaware.

9.	The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in Northfield-Federal for interests in the liquidation account established in Northfield-Delaware will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.	Each stockholder’s aggregate basis in shares of Northfield-Delaware common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Northfield-Federal common stock surrendered in the exchange.

11.	Each stockholder’s holding period in his or her Northfield-Delaware common stock received in the exchange will include the period during which the Northfield-Federal common stock surrendered was held, provided that the Northfield-Federal common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

12.	Cash received by any current stockholder of Northfield-Federal in lieu of a fractional share interest in shares of Northfield-Delaware common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of Northfield-Delaware common stock, which such stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

13.	It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Northfield-Delaware common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Northfield-Delaware common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

14.	It is more likely than not that the fair market value of the benefit provided by the liquidation account of Northfield Bank supporting the payment of the Northfield-Delaware liquidation account in the event Northfield-Delaware lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Northfield Bank liquidation account as of the effective date of the merger of Northfield-Federal with and into Northfield-Delaware.

15.	It is more likely than not that the basis of the shares of Northfield-Delaware common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the Northfield-Delaware common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

16.	No gain or loss will be recognized by Northfield-Delaware on the receipt of money in exchange for Northfield-Delaware common stock sold in the offering.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to Northfield Bancorp, MHC, Northfield-Federal, Northfield Bank, Northfield-Delaware and persons receiving subscription rights and stockholders of Northfield-Federal. With respect to items 13 and 15 above, Luse Gorman Pomerenk & Schick, P.C. noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. The firm further noted that RP Financial, LC. has issued a letter that the subscription rights have no ascertainable fair market value. The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to item 14 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to a liquidation account; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Northfield Bank are reduced; and (iv) the Northfield Bank liquidation account payment obligation arises only if Northfield-Delaware lacks sufficient assets to fund the liquidation account.

In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Northfield Bank liquidation account supporting the payment of the liquidation account in the event Northfield-Delaware lacks sufficient net assets does not have any economic value at the time of the conversion. Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes it is more likely than not that such rights in the Northfield Bank liquidation account have no value. If such rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the conversion.

The opinion of Luse Gorman Pomerenk & Schick, P.C., unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed reorganization and stock offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from Crowe Horwath LLP that the New Jersey and New York state income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the Securities and Exchange Commission as an exhibit to Northfield-Delaware’s registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after Conversion

All shares of common stock purchased in the offering by a director or certain officers of Northfield Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Northfield-Delaware also will be restricted by the insider trading rules under the Securities Exchange Act of 1934.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

Federal regulations prohibit Northfield-Delaware from repurchasing its shares of common stock during the first year following conversion unless compelling business reasons exist for such repurchases, or to fund management recognition plans that have been ratified by stockholders (with Federal Reserve Board approval) or tax-qualified employee stock benefit plans. In addition, the repurchase of shares of common stock is subject to Federal Reserve Board policy related to repurchases of shares by financial institution holding companies.

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING STOCKHOLDERS OF NORTHFIELD BANCORP, INC.

General. As a result of the conversion, existing stockholders of Northfield-Federal will become stockholders of Northfield-Delaware There are differences in the rights of stockholders of Northfield-Federal and stockholders of Northfield-Delaware caused by differences between federal and Delaware law and regulations and differences in Northfield-Federal’s federal stock charter and bylaws and Northfield-Delaware’s Delaware certificate of incorporation and bylaws.

This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. See “Where You Can Find Additional Information” for procedures for obtaining a copy of Northfield-Delaware’s certificate of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Northfield-Federal consists of 90,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

The authorized capital stock of Northfield-Delaware consists of 150,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share.

Northfield-Federal’s charter and Northfield-Delaware’s certificate of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rights and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock. Pursuant to applicable laws and regulations, Northfield Bancorp, MHC is required to own not less than a majority of the outstanding shares of Northfield-Federal common stock. Northfield Bancorp, MHC will no longer exist following consummation of the conversion.

Northfield-Delaware’s certificate of incorporation does not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas Northfield-Federal’s stock charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by a majority of the total votes eligible to be cast at a legal stockholders’ meeting. However, stock-based compensation plans, such as stock option plans and restricted stock plans, would have to be submitted for approval by Northfield-Delaware stockholders due to requirements of the Nasdaq Stock Market and in order to qualify stock options for favorable federal income tax treatment.

Voting Rights. Neither Northfield-Federal’s stock charter or bylaws nor Northfield-Delaware’s certificate of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Stockholders” below.

Payment of Dividends. Northfield-Federal has no regulatory restriction on its ability to pay dividends. Delaware law generally provides that Northfield-Delaware is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent.

Board of Directors. Northfield-Federal’s bylaws and Northfield-Delaware’s certificate of incorporation and bylaws require the board of directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

Under Northfield-Federal’s bylaws, any vacancies on the board of directors of Northfield-Federal may be filled by the affirmative vote of two-thirds of the remaining directors. Persons elected by the board of directors of Northfield-Federal to fill vacancies may only serve until the next annual meeting of stockholders. Under Northfield-Delaware’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by a majority of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Limitations on Liability. The charter and bylaws of Northfield-Federal do not limit the personal liability of directors.

Northfield-Delaware’s certificate of incorporation provides that directors will not be personally liable for monetary damages to Northfield-Delaware for certain actions as directors, except for (i) receipt of an improper personal benefit from their positions as directors, (ii) actions or omissions that are determined to have involved active and deliberate dishonesty, or (iii) to the extent allowed by Delaware law. These provisions might, in certain instances, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their duties even though such an action, if successful, might benefit Northfield-Delaware.

Indemnification of Directors, Officers, Employees and Agents. As generally allowed under current Federal Reserve Board regulations, Northfield-Federal will indemnify its directors, officers and employees for any reasonable costs incurred in connection with any litigation involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Northfield-Federal or its shareholders. Northfield-Federal also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Northfield-Federal is required to notify the Federal Reserve Board of its intention, and such payment cannot be made if the Federal Reserve Board objects to such payment.

The certificate of incorporation of Northfield-Delaware provides that it shall indemnify its current and former directors and officers to the fullest extent required or permitted by Delaware law, including the advancement of expenses. Delaware law allows Northfield-Delaware to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Northfield-Delaware. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Special Meetings of Stockholders. Northfield-Federal’s bylaws provide that special meetings of stockholders may be called by the Chairman, the Chief Executive Officer, the President, two-thirds of the members of the board of directors or the holders of not less than 50% of the outstanding capital stock of Northfield-Federal entitled to vote at the meeting. Northfield-Delaware’s bylaws provide that special meetings of the stockholders may be called only by a majority vote of the total authorized directors.

Stockholder Nominations and Proposals. Northfield-Federal’s bylaws generally provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with Northfield-Federal at least 30 days before the date of any such meeting.

Northfield-Delaware’s bylaws generally provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Northfield-Delaware at least 90 days prior to the anniversary date of the proxy statement for the prior year’s annual meeting. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.

Management believes that it is in the best interests of Northfield-Delaware and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if stockholders believe such nominees or proposals are in their best interests.

Limitations on Voting Rights of Greater-than-10% Stockholders. Northfield-Delaware’s certificate of incorporation provides that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. Northfield-Federal’s charter does not provide such a limit on voting common stock.

In addition, federal regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of Northfield-Delaware’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of Northfield-Delaware’s equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Mergers, Consolidations and Sales of Assets. Under Delaware law, “business combinations” between Northfield-Delaware and an interested stockholder or an affiliate of an interested stockholder are prohibited for three years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation or, in circumstances specified in the statute, certain transfers of assets, stock issuances and other transactions involving interested stockholders and their affiliates. Delaware law defines an interested stockholder as: (i) any person who beneficially owns 15% or more of the voting power of Northfield-Delaware’s voting stock; or (ii) an affiliate or associate of Northfield-Delaware who, within the three-year period prior to the date in question, was the beneficial owner of 15% or more of the voting power of the then-outstanding voting stock of Northfield-Delaware.

Before the end of the three-year period, any business combination between Northfield-Delaware and an interested stockholder generally must be recommended by the board of directors of Northfield-Delaware and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock of Northfield-Delaware other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

Current federal regulations do not provide a vote standard for business combinations involving federal mid-tier stock holding companies.

Evaluation of Offers. The certificate of incorporation of Northfield-Delaware provides that its board of directors, when evaluating an offer to: (i) make a tender or exchange offer for any equity security of Northfield-Delaware; (ii) merge or consolidate Northfield-Delaware with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Northfield-Delaware, may, in connection with the exercise of its judgment in determining what is in the best interest of Northfield-Delaware and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of such offer on Northfield-Delaware’s present and future customers and employees and those of its subsidiaries; on the communities in which Northfield-Delaware and its subsidiaries operate or are located; on the ability of Northfield-Delaware to fulfill its corporate objectives as Northfield Bank’s holding company and on the ability of Northfield Bank to fulfill the objectives of a stock savings bank under applicable statutes and regulations.

Northfield-Federal’s charter and bylaws do not contain a similar provision.

Dissenters’ Rights of Appraisal. Under Delaware law, stockholders of Northfield-Delaware will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which Northfield-Delaware is a party as long as the common stock of Northfield-Delaware trades on the Nasdaq Global Market. Current federal regulations do not provide a vote standard for mergers, consolidations or sales of assets by federal mid-tier stock holding companies.

Amendment of Governing Instruments. No amendment of Northfield-Federal’s stock charter may be made unless it is first proposed by the board of directors of Northfield-Federal, then preliminarily approved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.

Northfield-Delaware’s certificate of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 85% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	The division of the board of directors into three staggered classes;

(iii)	The ability of the board of directors to fill vacancies on the board;

(iv)	The requirement that at least a majority of the votes eligible to be cast by stockholders must vote to remove directors, and can only remove directors for cause;

(v)	The ability of the board of directors to amend and repeal the bylaws;

(vi)	The number of stockholders constituting a quorum or required for stockholder consent; and

(vii)	The provision of the certificate of incorporation requiring approval of at least 85% of the outstanding voting stock to amend the provisions of the certificate of incorporation provided in (i) through (vi) of this list.

The certificate of incorporation also provides that the bylaws may be amended by the affirmative vote of a majority of our directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

RESTRICTIONS ON ACQUISITION OF NORTHFIELD-DELAWARE

Although the board of directors of Northfield-Delaware is not aware of any effort that might be made to obtain control of Northfield-Delaware after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of Northfield-Delaware’s certificate of incorporation to protect the interests of Northfield-Delaware and its stockholders from takeovers which the board of directors might conclude are not in the best interests of Northfield Bank, Northfield-Delaware or Northfield-Delaware’s stockholders.

The following discussion is a general summary of the material provisions of Delaware law, Northfield-Delaware’s certificate of incorporation and bylaws, Northfield Bank’s charter and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. Northfield-Delaware’s certificate of incorporation and bylaws are included as part of Northfield Bancorp, MHC’s application for conversion filed with the Federal Reserve Board and Northfield-Delaware’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Delaware Law and Certificate of Incorporation and Bylaws of Northfield-Delaware

Delaware law, as well as Northfield-Delaware’s certificate of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Northfield-Delaware more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Northfield Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by a majority of the board of directors.

Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights. The certificate of incorporation provides that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”).

Authorized but Unissued Shares. After the conversion, Northfield-Delaware will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Northfield-Delaware Following the Conversion.” The certificate of incorporation authorizes 25,000,000 shares of serial preferred stock. Northfield-Delaware is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Northfield-Delaware that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Northfield-Delaware. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by the board of directors and also by at least a majority of the outstanding shares of the voting stock; provided, however, that approval by at least 85% of the outstanding voting stock is generally required to amend certain provisions. A list of these provisions is provided under “Comparison of Stockholders’ Rights For Existing Stockholders of Northfield Bancorp, Inc.—Amendment of Governing Instruments” above.

The certificate of incorporation also provides that the bylaws may be amended by the affirmative vote of a majority of Northfield-Delaware’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting shares.

Business Combinations with Interested Stockholders. Delaware law restricts mergers, consolidations, sales of assets and other business combinations between Northfield-Delaware and an “interested stockholder”. See “Comparison of Stockholder Rights for Existing Stockholders of Northfield Bancorp, Inc.—Mergers, Consolidations and Sales of Assets” above.

Evaluation of Offers. The certificate of incorporation of Northfield-Delaware provides that its board of directors, when evaluating a transaction that would or may involve a change in control of Northfield-Delaware (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Northfield-Delaware and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors. For a list of these enumerated factors, see “Comparison of Stockholder Rights for Existing Stockholders of Northfield Bancorp, Inc.—Evaluation of Offers” above.

Purpose and Anti-Takeover Effects of Northfield-Delaware’s Certificate of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. Our board of directors believes these provisions are in the best interests of Northfield-Delaware and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of Northfield-Delaware and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Northfield-Delaware and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Northfield-Delaware and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Northfield-Delaware for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Northfield-Delaware’s assets.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of Northfield-Delaware’s certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Charter of Northfield Bank

Northfield Bank’s charter will provide that for a period of five years from the closing of the conversion and offering, no person other than Northfield-Delaware may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of Northfield Bank. This provision does not apply to any tax-qualified employee benefit plan of Northfield Bank or Northfield-Delaware or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Northfield-Delaware or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of Northfield Bank. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with Northfield-Delaware, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

DESCRIPTION OF CAPITAL STOCK OF NORTHFIELD-DELAWARE FOLLOWING THE CONVERSION

General

Northfield-Delaware is authorized to issue 150,000,000 shares of common stock, par value of $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Northfield-Delaware currently expects to issue in the offering and exchange up to 64,028,493 shares of common stock. Northfield-Delaware will not issue shares of preferred stock in the conversion. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion and reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The payment of dividends by Northfield-Delaware is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce Northfield-Delaware’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Northfield-Delaware will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Northfield-Delaware issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon completion of the conversion, the holders of common stock of Northfield-Delaware will have exclusive voting rights in Northfield-Delaware. They will elect Northfield-Delaware’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Northfield-Delaware’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Northfield-Delaware issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 85% of our outstanding common stock.

As a federal stock savings association, corporate powers and control of Northfield Bank are vested in its board of directors, who elect the officers of Northfield Bank and who fill any vacancies on the board of directors. Voting rights of Northfield Bank are vested exclusively in the owners of the shares of capital stock of Northfield Bank, which will be Northfield-Delaware, and voted at the direction of Northfield-Delaware’s board of directors. Consequently, the holders of the common stock of Northfield-Delaware will not have direct control of Northfield Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Northfield Bank, Northfield-Delaware, as the holder of 100% of Northfield Bank’s capital stock, would be entitled to receive all assets of Northfield Bank available for distribution, after payment or provision for payment of all debts and liabilities of Northfield Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of Northfield-Delaware, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Northfield-Delaware available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Northfield-Delaware will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of Northfield-Delaware’s authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for Northfield-Delaware’s common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

The consolidated financial statements of Northfield-Federal and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which are included herein and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letters with respect to subscription rights and the liquidation accounts.

LEGAL MATTERS

Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Northfield-Delaware, Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank, will issue to Northfield-Delaware its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. Crowe Horwath LLP has provided opinions to us regarding the New Jersey and New York income tax consequences of the conversion. Certain legal matters will be passed upon for Sandler O’Neill & Partners, L.P. and, in the event of a syndicated offering, for the other joint book running managers, by Kilpatrick, Townsend & Stockton LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Northfield-Delaware has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Northfield-Delaware. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

Northfield Bancorp, MHC has filed with the Board of Governors of the Federal Reserve System an Application on Form AC with respect to the conversion, and Northfield-Delaware has filed with the Board of Governors of the Federal Reserve System an Application H-(e)1-s with respect to its acquisition of Northfield Bank. This prospectus omits certain information contained in those applications. To obtain a copy of the applications filed with the Board of Governors of the Federal Reserve System, you may contact                     ,                      of the Federal Reserve Bank of Philadelphia, at (            )                     -                    . The Plan of Conversion and Reorganization is available, upon request, at each of Northfield Bank’s offices.

In connection with the offering, Northfield-Delaware will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, Northfield-Delaware and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion and reorganization, Northfield-Delaware has undertaken that it will not terminate such registration for a period of at least three years following the offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

***

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

ITEM 1.	FINANCIAL STATEMENTS

NORTHFIELD BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2012, and December 31, 2011

(In thousands, except share amounts)

	June 30, 2012	December 31, 2011
	(Unaudited)
ASSETS:
Cash and due from banks	$11,680	$15,539
Interest-bearing deposits in other financial institutions	22,701	49,730

Total cash and cash equivalents	34,381	65,269

Trading securities	4,490	4,146
Securities available-for-sale, at estimated fair value (encumbered $309,597 in 2012 and $309,816 in 2011)	1,221,219	1,098,725
Securities held-to-maturity, at amortized cost (estimated fair value of $2,961 in 2012 and $3,771 in 2011) (encumbered $0 in 2012 and 2011)	2,832	3,617
Loans held-for-sale	355	3,900
Purchased credit-impaired (PCI) loans held-for-investment	82,111	88,522
Originated loans held-for-investment, net	990,837	985,945

Loans held-for-investment, net	1,072,948	1,074,467
Allowance for loan losses	(27,042)	(26,836)

Net loans held-for-investment	1,045,906	1,047,631

Accrued interest receivable	7,790	8,610
Bank owned life insurance	79,207	77,778
Federal Home Loan Bank of New York stock, at cost	14,208	12,677
Premises and equipment, net	23,146	19,988
Goodwill	16,159	16,159
Other real estate owned	2,139	3,359
Other assets	12,090	15,059

Total assets	2,463,922	2,376,918

LIABILITIES AND STOCKHOLDERS’ EQUITY:
LIABILITIES:
Deposits	1,543,181	1,493,526
Securities sold under agreements to repurchase	276,000	276,000
Other borrowings	237,571	205,934
Advance payments by borrowers for taxes and insurance	3,177	2,201
Accrued expenses and other liabilities	15,101	16,607

Total liabilities	2,075,030	1,994,268

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value: 90,000,000 shares authorized, 45,632,611 shares issued at June 30, 2012, and December 31, 2011, respectively, 40,206,678 and 40,518,591 outstanding at June 30, 2012 and December 31, 2011, respectively	456	456
Additional paid-in-capital	211,122	209,302
Unallocated common stock held by employee stock ownership plan	(14,279)	(14,570)
Retained earnings	242,956	235,776
Accumulated other comprehensive income	18,765	17,470
Treasury stock at cost; 5,425,933 and 5,114,020 shares at June 30, 2012 and December 31, 2011, respectively	(70,128)	(65,784)

Total stockholders’ equity	388,892	382,650

Total liabilities and stockholders’ equity	$2,463,922	$2,376,918

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

Three and six months ended June 30, 2012, and 2011

(Unaudited)

(In thousands, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Interest income:
Loans	$14,875	$12,778	$30,025	$25,252
Mortgage-backed securities	6,843	8,675	13,619	17,092
Other securities	890	787	1,543	1,757
Federal Home Loan Bank of New York dividends	142	121	284	230
Deposits in other financial institutions	10	77	28	105

Total interest income	22,760	22,438	45,499	44,436

Interest expense:
Deposits	2,461	3,270	4,985	6,287
Borrowings	3,286	3,339	6,576	6,549

Total interest expense	5,747	6,609	11,561	12,836

Net interest income	17,013	15,829	33,938	31,600
Provision for loan losses	544	1,750	1,159	3,117

Net interest income after provision for loan losses	16,469	14,079	32,779	28,483

Non-interest income:
Fees and service charges for customer services	763	743	1,565	1,437
Income on bank owned life insurance	710	746	1,429	1,487
(Loss) gain on securities transactions, net	(77)	839	2,060	2,644
Other-than-temporary impairment losses on securities	—	(991)	—	(1,152)
Portion recognized in other comprehensive income (before taxes)	—	743	—	743

Net impairment losses on securities recognized in earnings	—	(248)	—	(409)

Other	34	110	351	140

Total non-interest income	1,430	2,190	5,405	5,299

Non-interest expense:
Employee compensation and benefits	5,644	5,048	11,931	10,210
Director compensation	412	372	803	771
Occupancy	2,064	1,327	4,029	2,819
Furniture and equipment	356	292	689	579
Data processing	920	662	2,003	1,334
Professional fees	383	400	809	860
FDIC insurance	938	628	1,796	1,068
Other	1,084	855	2,383	1,896

Total non-interest expense	11,801	9,584	24,443	19,537

Income before income tax expense	6,098	6,685	13,741	14,245
Income tax expense	2,150	2,338	4,845	4,928

Net income	$3,948	$4,347	$8,896	$9,317

Net income per common share - basic and diluted	$0.10	$0.11	$0.23	$0.23

Other comprehensive income, before tax:
Unrealized gains on securities:
Net unrealized holding gains on securities	2,107	9,328	2,158	7,835

Other comprehensive income, before tax	2,107	9,328	2,158	7,835
Income tax expense related to items of other comprehensive income	842	3,732	863	3,134

Other comprehensive income, net of tax	1,265	5,596	1,295	4,701

Comprehensive income	$5,213	$9,943	$10,191	$14,018

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Six months ended June 30, 2012, and 2011

(Unaudited)

(Dollars in thousands)

				Unallocated		Accumulated
				Common Stock		Other
	Common Stock		Additional	Held by the		Comprehensive		Total
	Shares	Par Value	Paid-in Capital	Employee Stock Ownership Plan	Retained Earnings	Income, Net of tax	Treasury Stock	Stockholders’ Equity
Balance at December 31, 2010	45,632,611	$456	$205,863	$(15,188)	$222,655	$10,910	$(27,979)	$396,717
Comprehensive income:
Net income					9,317			9,317
Other comprehensive income						4,701		4,701
ESOP shares allocated or committed to be released			102	292				394
Stock compensation expense			1,535					1,535
Additional tax benefit on equity awards			186					186
Exercise of stock options					(1)		6	5
Cash dividends declared ($0.11 per common share)					(1,846)			(1,846)
Treasury stock (average cost of $13.58 per share)							(12,838)	(12,838)

Balance at June 30, 2011	45,632,611	$456	$207,686	$(14,896)	$230,125	$15,611	$(40,811)	$398,171

Balance at December 31, 2011	45,632,611	$456	$209,302	$(14,570)	$235,776	$17,470	$(65,784)	$382,650
Comprehensive income:
Net income					8,896			8,896
Other comprehensive income						1,295		1,295
ESOP shares allocated or committed to be released			118	291				409
Stock compensation expense			1,498					1,498
Additional tax benefit on equity awards			204					204
Cash dividends declared ($0.12 per common share)					(1,716)			(1,716)
Treasury stock (average cost of $13.81 per share)							(4,344)	(4,344)

Balance at June 30, 2012	45,632,611	$456	$211,122	$(14,279)	$242,956	$18,765	$(70,128)	$388,892

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30, 2012, and 2011

(Unaudited) (In thousands)

	2012	2011
Cash flows from operating activities:
Net income	$8,896	$9,317
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,159	3,117
ESOP and stock compensation expense	1,907	1,929
Depreciation	1,336	1,008
Amortization of premiums, and deferred loan costs, net of accretion of discounts and deferred loan fees	504	295
Amortization of intangible assets	163	59
Income on bank owned life insurance	(1,429)	(1,487)
Gain on sale of premises and equipment and other real estate owned	—	(84)
Net gain on sale of loans held-for-sale	(123)	(15)
Proceeds from sale of loans held-for-sale	10,161	5,484
Origination of loans held-for-sale	(6,493)	(4,424)
Gain on securities transactions, net	(2,060)	(2,644)
Net impairment losses on securities recognized in earnings	—	409
Net purchases of trading securities	(91)	(205)
Decrease in accrued interest receivable	820	305
Decrease (increase) in other assets	1,747	(2,084)
Decrease in accrued expenses and other liabilities	(1,506)	(491)

Net cash provided by operating activities	14,991	10,489

Cash flows from investing activities:
Net decrease (increase) in loans receivable	384	(76,940)
(Purchases) redemptions of Federal Home Loan Bank of New York stock, net	(1,531)	1,153
Purchases of securities available-for-sale	(466,713)	(342,901)
Principal payments and maturities on securities available-for-sale	217,587	198,444
Principal payments and maturities on securities held-to-maturity	784	641
Proceeds from sale of securities available-for-sale	130,276	114,446
Proceeds from sale of other real estate owned	1,416	487
Purchases and improvements of premises and equipment	(4,494)	(2,460)

Net cash used in investing activities	(122,291)	(107,130)

Cash flows from financing activities:
Net increase in deposits	49,655	75,728
Dividends paid	(1,716)	(1,846)
Exercise of stock options	—	5
Purchase of treasury stock	(4,344)	(12,838)
Additional tax benefit on equity awards	204	186
Increase in advance payments by borrowers for taxes and insurance	976	1,176
Repayments under capital lease obligations	(122)	(102)
Proceeds from securities sold under agreements to repurchase and other borrowings	175,759	412,981
Repayments related to securities sold under agreements to repurchase and other borrowings	(144,000)	(359,594)

Net cash provided by financing activities	76,412	115,696

Net (decrease) increase in cash and cash equivalents	(30,888)	19,055
Cash and cash equivalents at beginning of period	65,269	43,852

Cash and cash equivalents at end of period	$34,381	$62,907

Supplemental cash flow information:
Cash paid during the period for:
Interest	$11,741	$12,586
Income taxes	4,229	6,129
Non-cash transactions:
Loans charged-off, net	953	1,416
Other real estate owned write-downs	101	26
Transfers of loans to other real estate owned	306	376
Decrease in due to broker for purchases of securities available-for-sale	—	(70,747)

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC.

Notes to Unaudited Consolidated Financial Statements

Note 1 – Basis of Presentation

The consolidated financial statements are comprised of the accounts of Northfield Bancorp, Inc., and its wholly-owned subsidiary, Northfield Bank (the “Bank”), and the Bank’s wholly-owned significant subsidiaries, NSB Services Corp. and NSB Realty Trust (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments (consisting solely of normal and recurring adjustments) necessary for the fair presentation of the consolidated financial condition and the consolidated results of operations for the unaudited periods presented have been included. The results of operations and other data presented for the three and six months ended June 30, 2012, are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2012. Certain prior year amounts have been reclassified to conform to the current year presentation.

In preparing the unaudited consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”); management has made estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Material estimates that are particularly susceptible to change are: the allowance for loan losses; the evaluation of goodwill and other intangible assets, impairment on investment securities, fair value measurements of assets and liabilities, and income taxes. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed necessary. While management uses its best judgment, actual amounts or results could differ significantly from those estimates. The current economic environment has increased the degree of uncertainty inherent in these material estimates.

Certain information and note disclosures usually included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. The consolidated financial statements presented should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2011, of Northfield Bancorp, Inc. as filed with the SEC.

Note 2 – Securities

The following is a comparative summary of mortgage-backed securities and other securities available-for-sale at June 30, 2012, and December 31, 2011 (in thousands):

	June 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:
Pass-through certificates:
Government sponsored enterprises (GSE)	$491,069	$25,079	$105	$516,043
Non-GSE	8,025	—	640	7,385
Real estate mortgage investment conduits (REMICs):
GSE	550,179	5,510	78	555,611
Non-GSE	24,545	1,469	40	25,974

	1,073,818	32,058	863	1,105,013

Other securities:
Equity investments-mutual funds	13,467	36	—	13,503
Corporate bonds	102,189	581	67	102,703

	115,656	617	67	116,206

Total securities available-for-sale	$1,189,474	$32,675	$930	$1,221,219

	December 31, 2011
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Mortgage-backed securities:
Pass-through certificates:
GSE	$490,184	$24,709	$—	$514,893
Non-GSE	8,770	—	1,255	7,515
Real estate mortgage investment conduits (REMICs):
GSE	426,362	4,662	135	430,889
Non-GSE	31,114	1,859	37	32,936

	956,430	31,230	1,427	986,233

Other securities:
Equity investments-mutual funds	11,787	48	—	11,835
Corporate bonds	100,922	358	623	100,657

	112,709	406	623	112,492

Total securities available-for-sale	$1,069,139	$31,636	$2,050	$1,098,725

The following is a summary of the expected maturity distribution of debt securities available-for-sale, other than mortgage-backed securities, at June 30, 2012 (in thousands):

		Estimated
	Amortized	fair
Available-for-sale	cost	value
Due in one year or less	$45,748	$45,973
Due after one year through five years	56,441	56,730

	$102,189	$102,703

Expected maturities on mortgage-backed securities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties.

For the three and six months ended June 30, 2012, the Company had gross proceeds of $31.5 million and $130.3 million, respectively, on sales of securities available-for-sale with gross realized gains of approximately $66,000 and $1.8 million, respectively, and no gross realized losses. For the three and six months ended June 30, 2011, the Company had gross proceeds of $25.9 million and $114.4 million, respectively, on sales of securities available-for-sale with gross realized gains of approximately $866,000 and $2.5 million, respectively, and no gross realized losses. The Company recognized $(106,000) in losses and $253,000 in gains on its trading securities portfolio during the three and six months ended June 30, 2012, respectively. The Company recognized $(47,000) in losses and $139,000 in gains on its trading securities portfolio during the three and six months ended June 30, 2011, respectively. The Company recognized no other-than-temporary impairment charges during the three and six months ended June 30, 2012. The Company recognized other-than-temporary impairment charges of $248,000 and $409,000 against earnings during the three and six months ended June 30, 2011, respectively, related to one equity investment in a mutual fund and two private label mortgage-backed securities.

Activity related to the credit component recognized in earnings on debt securities for which a portion of other-than-temporary impairment was recognized in accumulated other comprehensive income for the three and six months ended June 30, 2012 and 2011, is as follows (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
Balance, beginning of period	$578	$330	$578	$330
Additions to the credit component on debt securities in which other-than-temporary impairment was not previously recognized	—	248	—	248

Cumulative pre-tax credit losses, end of period	$578	$578	$578	$578

Gross unrealized losses on mortgage-backed securities, equity investments, and corporate bonds available-for-sale, and the estimated fair value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2012, and December 31, 2011, were as follows (in thousands):

	June 30, 2012
	Less than 12 months		12 months or more		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	losses	fair value	losses	fair value	losses	fair value
Mortgage-backed securities:
Pass-through certificates:
GSE	$105	$14,717	$—	$—	$105	$14,717
Non-GSE	—	—	640	7,385	640	7,385
Real estate mortgage investment conduits (REMICs):
GSE	78	100,705	—	—	78	100,705
Non-GSE	—	—	40	735	40	735
Corporate bonds	7	1,858	60	11,534	67	13,392

Total	$190	$117,280	$740	$19,654	$930	$136,934

	December 31, 2011
	Less than 12 months		12 months or more		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	losses	fair value	losses	fair value	losses	fair value
Mortgage-backed securities:
Pass-through certificates:
Non-GSE	$307	$2,513	$948	$5,002	$1,255	$7,515
Real estate mortgage investment conduits (REMICs):
GSE	135	54,475	—	—	135	54,475
Non-GSE	—	—	37	842	37	842
Corporate bonds	113	27,523	510	13,132	623	40,655

Total	$555	$84,511	$1,495	$18,976	$2,050	$103,487

Included in the above available-for-sale security amounts at June 30, 2012 were two pass-through non-GSE mortgage-backed securities issued by private companies (private label) in continuous unrealized loss positions of greater than twelve months that were rated less than investment grade at June 30, 2012. The first security had an estimated fair value of $5.2 million (amortized cost of $5.6 million), was rated Caa2, and had the following underlying collateral characteristics: 83% originated in 2004 and 17% originated in 2005. The second security had an estimated fair value of $2.2 million (amortized cost of $2.4 million), was rated C, and was supported by collateral which was originated in 2006. The ratings of these securities detailed above represents the lowest rating these securities received from the rating agencies of Moody’s, Standard & Poor’s, and Fitch. The Company continues to receive principal and interest payments in accordance with the contractual terms of these securities. Management has evaluated, among other things, delinquency status, location of collateral, estimated prepayment speeds, and the estimated default rates and loss severity in liquidating the underlying collateral for these securities. As a result of management’s evaluation of these securities, the Company did not recognize any other-than-temporary impairment during the six months ended June 30, 2012. Management does not have the intent to sell these securities and it is more likely than not that the Company will not be required to sell the securities, before their anticipated recovery, which may be maturity.

The Company also one REMIC non-GSE mortgage-backed security and two corporate bonds that were in a continuous unrealized loss position of greater than twelve months at June 30, 2012. There was one pass-through mortgage-backed security issued or guaranteed by GSEs, twelve REMIC mortgage-backed securities issued or guaranteed by GSEs and one corporate bond that were in an unrealized loss position of less than twelve months, and rated investment grade at June 30, 2012. The declines in value relate to the general interest rate environment and are considered temporary. The securities cannot be prepaid in a manner that would result in the Company not receiving substantially all of its amortized cost. The Company neither has an intent to sell, nor is it more likely than not that the Company will be required to sell, the securities before the recovery of their amortized cost basis or, if necessary, maturity.

The fair values of our investment securities could decline in the future if the underlying performance of the collateral for the collateralized mortgage obligations or other securities deteriorates and our credit enhancement levels do not provide sufficient protections to our contractual principal and interest. As a result, there is a risk that significant other-than-temporary impairments may occur in the future given the current economic environment.

Note 3 – Loans

Net loans held-for-investment are as follows (in thousands):

	June 30,	December 31,
	2012	2011
Real estate loans:
Multifamily	$538,251	$458,370
Commercial mortgage	311,256	327,074
One- to- four family residential mortgage	69,781	72,592
Home equity and lines of credit	28,928	29,666
Construction and land	25,497	23,460

Total real estate loans	973,713	911,162

Commercial and industrial loans	13,369	12,710
Insurance premium loans	454	59,096
Other loans	1,616	1,496

Total commercial and industrial, insurance premium, and other loans	15,439	73,302

Deferred loan cost, net	1,685	1,481

Originated loans held-for-investment, net	990,837	985,945
PCI Loans	82,111	88,522

Loans held for investmement, net	1,072,948	1,074,467
Allowance for loan losses	(27,042)	(26,836)

Net loans held-for-investment	$1,045,906	$1,047,631

Loans held-for-sale amounted to $355,000 and $3.9 million at June 30, 2012 and December 31, 2011, respectively. Loans held-for-sale are comprised of $275,000 of one-to-four family residential mortgage loans and $80,000 of commercial and industrial loans.

PCI loans, acquired as part of a Federal Deposit Insurance Corporation-assisted transaction, totaled $82.1 million at June 30, 2012 as compared to $88.5 million at December 31, 2011. The Company accounts for PCI loans utilizing generally accepting accounting principles applicable to loans acquired with deteriorated credit quality. PCI loans consist of approximately 34% commercial real estate and 55% commercial and industrial loans, with the remaining balance in residential and home equity loans. The following details the accretable yield for the three and six months ended June 30, 2012:

	For the Three Months Ended June 30, 2012	For the Six Months Ended June 30, 2012
Balance at the beginning of period	$40,873	$42,493
Accretion into interest income	(1,562)	(3,182)

Balance at end of period	$39,311	$39,311

The Company does not have any lending programs commonly referred to as subprime lending. Subprime lending generally targets borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios.

The Company, through its principal subsidiary, the Bank, serviced $35.3 million and $41.3 million of loans at June 30, 2012 and December 31, 2011, respectively, for Freddie Mac. These one- to four-family residential mortgage real estate loans were underwritten to Freddie Mac guidelines and to comply with applicable federal, state, and local laws. At the time of the closing of these loans, the Company owned the loans and subsequently sold them to Freddie Mac providing normal and customary representations and warranties, including representations and warranties related to compliance with Freddie Mac underwriting standards. At the time of sale, the loans were free from encumbrances except for the mortgages filed by the Company which, with other underwriting documents, were subsequently assigned and delivered to Freddie Mac. At June 30, 2012, substantially all of the loans serviced for Freddie Mac were performing in accordance with their contractual terms and management believes that it has no material repurchase obligations associated with these loans. Servicing of loans for others does not have a material effect on our financial position or results of operations.

Activity in the allowance for loan losses is as follows (in thousands):

	At or for the six months ended June 30,
	2012	2011
Beginning balance	$26,836	$21,819
Provision for loan losses	1,159	3,117
Charge-offs, net	(953)	(1,416)

Ending balance	$27,042	$23,520

The following tables set forth activity in our allowance for loan losses, by loan type, for the six months ended June 30, 2012 and the year ended December 31, 2011. The following tables also detail the amount of originated loans held-for-investment, net of deferred loan fees and costs, that are evaluated individually, and collectively, for impairment, and the related portion of the allowance for loan losses that is allocated to each loan portfolio segment, as of June 30, 2012 and December 31, 2011 (in thousands).

	At June 30, 2012
	Real Estate
	Multifamily	Commercial	One -to- Four Family	Construction and Land	Home Equity and Lines of Credit	Commercial and Industrial	Insurance Premium	Other	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$6,772	$14,120	$967	$1,189	$418	$2,035	$186	$40	$1,109	$26,836
Charge-offs	—	(655)	—	(43)	(3)	(90)	(198)	(3)	—	(992)
Recoveries	—	15	—	—	—	24	—	—	—	39
Provisions	360	539	(330)	(119)	146	227	52	9	275	1,159

Ending Balance	$7,132	$14,019	$637	$1,027	$561	$2,196	$40	$46	$1,384	$27,042

Ending balance: individually evaluated for impairment	$343	$2,709	$12	$—	$132	$1,468	$—	$—	$—	$4,664

Ending balance: collectively evaluated for impairment	$6,789	$11,310	$625	$1,027	$429	$728	$40	$46	$1,384	$22,378

Originated loans, net:
Ending Balance	$539,452	$311,386	$69,858	$25,514	$29,168	$13,389	$454	$1,616	$—	$990,837

Ending balance: individually evaluated for impairment	$2,927	$44,844	$785	$—	$1,954	$5,617	$—	$—	$—	$56,127

Ending balance: collectively evaluated for impairment	$536,525	$266,542	$69,073	$25,514	$27,214	$7,772	$454	$1,616	$—	$934,710

	At December 31, 2011
	Real Estate
	Multifamily	Commercial	One -to- Four Family	Construction and Land	Home Equity and Lines of Credit	Commercial and Industrial	Insurance Premium	Other	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$5,137	$12,654	$570	$1,855	$242	$719	$111	$28	$503	$21,819
Charge-offs	(718)	(5,398)	(101)	(693)	(62)	(638)	(70)	—	—	(7,680)
Recoveries	—	55	—	—	—	23	30	—	—	108
Provisions	2,353	6,809	498	27	238	1,931	115	12	606	12,589

Ending Balance	$6,772	$14,120	$967	$1,189	$418	$2,035	$186	$40	$1,109	$26,836

Ending balance: individually evaluated for impairment	$338	$1,895	$408	$—	$30	$1,393	$—	$—	$—	$4,064

Ending balance: collectively evaluated for impairment	$6,434	$12,225	$559	$1,189	$388	$642	$186	$40	$1,109	$22,772

Originated loans, net:
Ending balance	$459,434	$327,141	$72,679	$23,478	$29,906	$12,715	$59,096	$1,496	$—	$985,945

Ending balance: individually evaluated for impairment	$2,945	$43,448	$2,532	$1,709	$1,593	$2,043	$—	$—	$—	$54,270

Ending balance: collectively evaluated for impairment	$456,489	$283,693	$70,147	$21,769	$28,313	$10,672	$59,096	$1,496	$—	$931,675

The Company monitors the credit quality of its loans by reviewing certain key credit quality indicators. Management has determined that loan-to-value ratios (at period end) and internally assigned credit risk ratings by loan type are the key credit quality indicators that best help management monitor the credit quality of the Company’s loans. Loan-to-value (LTV) ratios used by management in monitoring credit quality are based on current period loan balances and original values at time of origination (unless a more current appraisal has been obtained). In calculating the provision for loan losses, management has determined that commercial real estate loans and multifamily loans having loan-to-value ratios of less than 35%, and one- to four-family loans having loan-to-value ratios of less than 60%, require less of a loss factor than those with higher loan-to-value ratios.

The Company maintains a credit risk rating system as part of the risk assessment of its loan portfolio. The Company’s lending officers are required to assign a credit risk rating to each loan in their portfolio at origination. When the lending officer learns of important financial developments, the risk rating is reviewed and adjusted if necessary. Periodically, management presents monitored assets to the Board Loan Committee. In addition, the Company engages a third party independent loan reviewer that performs semi-annual reviews of a sample of loans, validating the credit risk ratings assigned to such loans. The credit risk ratings play an important role in the establishment of the loan loss provision and in confirming the adequacy of the allowance for loan losses. After determining the general reserve loss factor for each portfolio segment, the portfolio segment balance collectively evaluated for impairment is multiplied by the general reserve loss factor for the respective portfolio segment in order to determine the general reserve. Loans collectively evaluated for impairment that have an internal credit rating of special mention or substandard are multiplied by a multiple of the general reserve loss factors for each portfolio segment, in order to determine the general reserve.

When assigning a risk rating to a loan, management utilizes the Bank’s internal nine-point credit risk rating system.

1.	Strong
2.	Good
3.	Acceptable
4.	Adequate
5.	Watch
6.	Special Mention
7.	Substandard
8.	Doubtful
9.	Loss

Loans rated 1 through 5 are considered pass ratings. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets have well defined weaknesses based on objective evidence, and are characterized by the distinct possibility the Company will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable based on current circumstances. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets which do not currently expose the Company to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses, are designated special mention.

The following tables detail the recorded investment of originated loans held-for-investment, net of deferred fees and costs, by loan type and credit quality indicator at June 30, 2012, and December 31, 2011 (in thousands).

	At June 30, 2012
	Real Estate
	Multifamily		Commercial		One- to Four-Family		Construction and Land	Home Equity and Lines of Credit	Commercial and Industrial	Insurance Premium	Other	Total
	< 35% LTV	=> 35% LTV	< 35% LTV	=> 35% LTV	< 60% LTV	=> 60% LTV
Internal Risk Rating
Pass	$23,107	$495,344	$32,491	$204,788	$35,291	$28,723	$15,938	$26,790	$9,465	$444	$1,616	$873,997
Special Mention	123	13,456	562	25,090	1,546	389	4,228	676	569	3	—	46,642
Substandard	517	6,905	1,711	46,744	852	3,057	5,348	1,702	3,355	7	—	70,198

Total Loans Receivable, net	$23,747	$515,705	$34,764	$276,622	$37,689	$32,169	$25,514	$29,168	$13,389	$454	$1,616	$990,837

	At December 31, 2011
	Real Estate
	Multifamily		Commercial		One- to Four-Family		Construction and Land	Home Equity and Lines of Credit	Commercial and Industrial	Insurance Premium	Other	Total
	< 35% LTV	=> 35% LTV	< 35% LTV	=> 35% LTV	< 60% LTV	=> 60% LTV
Internal Risk Rating
Pass	$23,595	$419,433	$30,478	$214,120	$39,808	$27,806	$17,229	$27,751	$8,761	$58,817	$1,496	$869,294
Special Mention	—	11,989	624	23,271	1,730	—	631	389	1,118	142	—	39,894
Substandard	555	3,862	2,027	56,621	821	2,514	5,618	1,766	2,836	137	—	76,757

Total Loans Receivable, net	$24,150	$435,284	$33,129	$294,012	$42,359	$30,320	$23,478	$29,906	$12,715	$59,096	$1,496	$985,945

Included in originated loans receivable (including held-for-sale) are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. The recorded investment of these nonaccrual loans was $34.4 million and $43.8 million at June 30, 2012 and December 31, 2011, respectively. Generally, loans are placed on non-accruing status when they become 90 days or more delinquent, and remain on non-accrual status until they are brought current, have six months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accruing status.

These non-accrual amounts included loans deemed to be impaired of $30.6 million and $36.1 million at June 30, 2012 and December 31, 2011, respectively. Loans on non-accrual status with principal balances less than $500,000, and therefore not meeting the Company’s definition of an impaired loan, amounted to $3.7 million and $4.3 million at June 30, 2012 and December 31, 2011, respectively. Non-accrual amounts included in loans held-for-sale were $80,000 and $3.4 million at June 30, 2012, and December 31, 2011, respectively. Loans past due 90 days or more and still accruing interest were $424,000 and $85,000 at June 30, 2012 and December 31, 2011, respectively, and consisted of loans that are considered well secured and in the process of collection.

The following tables set forth the detail, and delinquency status, of non-performing loans (non-accrual loans and loans past due 90 or more and still accruing), net of deferred fees and costs, at June 30, 2012 and December 31, 2011 (in thousands). The following table excludes PCI loans at June 30, 2012, which have been segregated into pools in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 310-30. Each loan pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. At June 30, 2012, expected future cash flows of each PCI loan pool were consistent with those estimated at its purchase date.

	At June 30, 2012
	Non-Accruing Loans
	0-29 Days Past Due	30-89 Days Past Due	90 Days or More Past Due	Total	90 Days or More Past Due and Accruing	Total Non- Performing Loans
Loans held-for-investment:
Real estate loans:
Commercial
LTV < 35%
Special Mention	$—	$—	$—	$—	$4	$4
Substandard	353	—	1,358	1,711	—	1,711

Total	353	—	1,358	1,711	4	1,715
LTV => 35%
Special Mention	—	—	—	—	—	—
Substandard	14,595	464	8,608	23,667	—	23,667

Total	14,595	464	8,608	23,667	—	23,667

Total commercial	14,948	464	9,966	25,378	4	25,382

One-to-four family residential
LTV < 60%
Special Mention	—	20	327	347	37	384
Substandard	50	207	—	257	—	257

Total	50	227	327	604	37	641
LTV => 60%
Substandard	234	692	130	1,056	253	1,309

Total	234	692	130	1,056	253	1,309

Total one-to-four family residential	284	919	457	1,660	290	1,950

Construction and land
Substandard	1,861	—	—	1,861	—	1,861

Total construction and land	1,861	—	—	1,861	—	1,861

Multifamily
LTV < 35%
Substandard	517	—	—	517	—	517

Total	517	—	—	517	—	517
LTV => 35%
Substandard	—	—	1,899	1,899	71	1,970

Total	—	—	1,899	1,899	71	1,970

Total multifamily	517	—	1,899	2,416	71	2,487

Home equity and lines of credit
Substandard	—	100	1,602	1,702	—	1,702

Total home equity and lines of credit	—	100	1,602	1,702	—	1,702

Commercial and industrial loans
Substandard	541	—	724	1,265	—	1,265

Total commercial and industrial loans	541	—	724	1,265	—	1,265

Insurance premium loans - substandard	—	—	7	7	—	7

Total insurance premium loans	—	—	7	7	—	7

Other loans
Pass	—	—	—	—	59	59

Total other loans	—	—	—	—	59	59

Total loans-held-for-investmet	18,151	1,483	14,655	34,289	424	34,713

Loans held-for-sale:
Commercial and industrial loans
Substandard	—	—	80	80	—	80

Total commercial and industrial loans	—	—	80	80	—	80

Total loans held-for-sale	—	—	80	80	—	80

Total non-performing loans	$18,151	$1,483	$14,735	$34,369	$424	$34,793

	At December 31, 2011
	Non-Accruing Loans
	0-29 Days Past Due	30-89 Days Past Due	90 Days or More Past Due	Total	90 Days or More Past Due and Accruing	Total Non- Performing Loans
Loans held-for-investment:
Real estate loans:
Commercial
LTV < 35%
Special Mention	—	—	—	—	13	13
Substandard	$404	$—	$1,360	$1,764	$—	$1,764

Total	404	—	1,360	1,764	13	1,777
LTV => 35%
Special Mention	876	—	1,020	1,896	—	1,896
Substandard	14,657	3,438	10,559	28,654	—	28,654

Total	15,533	3,438	11,579	30,550	—	30,550

Total commercial	15,937	3,438	12,939	32,314	13	32,327

One-to-four family residential
LTV < 60%
Special Mention	—	23	335	358	—	358
Substandard	210	—	198	408	—	408

Total	210	23	533	766	—	766
LTV => 60%
Substandard	—	572		572	—	572

Total	—	572	—	572	—	572

Total one-to-four family residential	210	595	533	1,338	—	1,338

Construction and land
Special Mention	—	—	—	—		—
Substandard	1,709	—	—	1,709	—	1,709

Total construction and land	1,709	—	—	1,709	—	1,709

Multifamily
LTV < 35%
Substandard	523	—	—	523	—	523

Total	523	—	—	523	—	523
LTV => 35%
Substandard	—	—	1,179	1,179	72	1,251

Total	—	—	1,179	1,179	72	1,251

Total multifamily	523	—	1,179	1,702	72	1,774

Home equity and lines of credit
Substandard	102	—	1,664	1,766		1,766

Total home equity and lines of credit	102	—	1,664	1,766	—	1,766

Commercial and industrial loans
Special Mention	—	—	724	724	—	724
Substandard	553	—	90	643	—	643

Total commercial and industrial loans	553	—	814	1,367	—	1,367

Insurance premium loans - substandard	—	—	137	137	—	137

Total insurance premium loans	—	—	137	137	—	137

Total loans-held-for-investmet	19,034	4,033	17,266	40,333	85	40,418

Loans held-for-sale:
Commercial
LTV < 35%
Substandard	—	—	263	263	—	263

Total	—	—	263	263	—	263
LTV => 35%
Substandard	458	175	1,449	2,082	—	2,082

Total	458	175	1,449	2,082	—	2,082

Total commercial	458	175	1,712	2,345	—	2,345

Construction and land
Substandard	—	—	422	422	—	422

Total construction and land	—	—	422	422	—	422

Multifamily
LTV < 35%
Substandard	—	—	32	32	—	32

Total	—	—	32	32	—	32
LTV => 35%
Substandard	—	—	441	441	—	441

Total	—	—	441	441	—	441

Total multifamily	—	—	473	473	—	473

Commercial and industrial loans
Substandard	—	—	208	208	—	208

Total commercial and industrial loans	—	—	208	208	—	208

Total loans held-for-sale	458	175	2,815	3,448	—	3,448

Total non-performing loans	$19,492	$4,208	$20,081	$43,781	$85	$43,866

The following tables set forth the detail and delinquency status of originated loans held-for-investment, net of deferred fees and costs, by performing and non-performing loans at June 30, 2012 and December 31, 2011 (in thousands).

	At June 30, 2012
	Performing (Accruing) Loans
	0-29 Days Past Due	30-89 Days Past Due	Total	Non- Performing Loans	Total Loans Receivable, net
Loans held-for-investment:
Real estate loans:
Commercial
LTV < 35%
Pass	$32,491	$—	$32,491	$—	$32,491
Special Mention	558	—	558	4	562
Substandard	—	—	—	1,711	1,711

Total	33,049	—	33,049	1,715	34,764
LTV > 35%
Pass	202,767	2,021	204,788	—	204,788
Special Mention	25,090	—	25,090	—	25,090
Substandard	18,600	4,477	23,077	23,667	46,744

Total	246,457	6,498	252,955	23,667	276,622

Total commercial	279,506	6,498	286,004	25,382	311,386

One-to-four family residential
LTV < 60%
Pass	34,807	484	35,291	—	35,291
Special Mention	718	444	1,162	384	1,546
Substandard	125	470	595	257	852

Total	35,650	1,398	37,048	641	37,689
LTV > 60%
Pass	27,016	1,707	28,723	—	28,723
Special Mention	389	—	389	—	389
Substandard	1,748	—	1,748	1,309	3,057

Total	29,153	1,707	30,860	1,309	32,169

Total one-to-four family residential	64,803	3,105	67,908	1,950	69,858

Construction and land
Pass	15,938	—	15,938	—	15,938
Special Mention	4,228	—	4,228	—	4,228
Substandard	3,487	—	3,487	1,861	5,348

Total construction and land	23,653	—	23,653	1,861	25,514

Multifamily
LTV < 35%
Pass	22,964	143	23,107	—	23,107
Special Mention	123	—	123	—	123
Substandard	—	—	—	517	517

Total	23,087	143	23,230	517	23,747
LTV > 35%
Pass	495,344	—	495,344	—	495,344
Special Mention	11,739	1,717	13,456	—	13,456
Substandard	4,595	340	4,935	1,970	6,905

Total	511,678	2,057	513,735	1,970	515,705

Total multifamily	534,765	2,200	536,965	2,487	539,452

Home equity and lines of credit
Pass	26,790	—	26,790	—	26,790
Special Mention	583	93	676	—	676
Substandard	—	—	—	1,702	1,702

Total home equity and lines of credit	27,373	93	27,466	1,702	29,168

Commercial and industrial loans
Pass	9,465	—	9,465	—	9,465
Special Mention	471	98	569	—	569
Substandard	2,090	—	2,090	1,265	3,355

Total commercial and industrial loans	12,026	98	12,124	1,265	13,389

Insurance premium loans
Pass	358	86	444	—	444
Special Mention	—	3	3	—	3
Substandard	—	—	—	7	7

Total insurance premium loans	358	89	447	7	454

Other loans
Pass	1,520	37	1,557	59	1,616

Total other loans	1,520	37	1,557	59	1,616

	$944,004	$12,120	$956,124	$34,713	$990,837

	At December 31, 2011
	Performing (Accruing) Loans
	0-29 Days Past Due	30-89 Days Past Due	Total	Non- Performing Loans	Total Loans Receivable, net
Real estate loans:
Commercial
LTV < 35%
Pass	$30,478	$—	$30,478	$—	$30,478
Special Mention	611	—	611	13	624
Substandard	—	—	—	1,764	1,764

Total	31,089	—	31,089	1,777	32,866
LTV > 35%
Pass	215,123	1,342	216,465	—	216,465
Special Mention	20,796	579	21,375	1,896	23,271
Substandard	19,402	6,483	25,885	28,654	54,539

Total	255,321	8,404	263,725	30,550	294,275

Total commercial	286,410	8,404	294,814	32,327	327,141

One-to-four family residential
LTV < 60%
Pass	39,420	388	39,808	—	39,808
Special Mention	974	398	1,372	358	1,730
Substandard	129	284	413	408	821

Total	40,523	1,070	41,593	766	42,359
LTV > 60%
Pass	26,618	1,188	27,806	—	27,806
Special Mention	—	—	—	—	—
Substandard	1,942	—	1,942	572	2,514

Total	28,560	1,188	29,748	572	30,320

Total one-to-four family residential	69,083	2,258	71,341	1,338	72,679

Construction and land
Pass	14,610	3,041	17,651	—	17,651
Special Mention	631	—	631	—	631
Substandard	3,487	—	3,487	1,709	5,196

Total construction and land	18,728	3,041	21,769	1,709	23,478

Multifamily
LTV < 35%
Pass	23,595	—	23,595	—	23,595
Substandard	—	—	—	523	523

Total	23,595	—	23,595	523	24,118
LTV > 35%
Pass	416,453	3,453	419,906	—	419,906
Special Mention	10,526	1,463	11,989	—	11,989
Substandard	618	1,552	2,170	1,251	3,421

Total	427,597	6,468	434,065	1,251	435,316

Total multifamily	451,192	6,468	457,660	1,774	459,434

Home equity and lines of credit
Pass	27,721	30	27,751	—	27,751
Special Mention	389	—	389	—	389
Substandard	—	—	—	1,766	1,766

Total home equity and lines of credit	28,110	30	28,140	1,766	29,906

Commercial and industrial loans
Pass	8,887	82	8,969	—	8,969
Special Mention	269	125	394	724	1,118
Substandard	1,985	—	1,985	643	2,628

Total commercial and industrial loans	11,141	207	11,348	1,367	12,715

Insurance premium loans
Pass	58,391	426	58,817	—	58,817
Special Mention	—	142	142	—	142
Substandard	—	—	—	137	137

Total insurance premium loans	58,391	568	58,959	137	59,096

Other loans
Pass	1,405	91	1,496	—	1,496

Total other loans	1,405	91	1,496	—	1,496

	$924,460	$21,067	$945,527	$40,418	$985,945

The following tables summarize impaired loans as of June 30, 2012 and December 31, 2011 (in thousands):

	At June 30, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With No Allowance Recorded:
Real estate loans:
Commercial
LTV < 35%
Substandard	$1,711	$1,711	$—
LTV => 35%
Pass	884	884	—
Special Mention	2,972	2,980	—
Substandard	26,904	27,630	—
One-to-four family residential
LTV < 60%
Substandard	50	50	—
LTV => 60%
Substandard	257	257	—
Construction and land
Substandard	2,164	2,822	—
Multifamily
LTV < 35%
Substandard	517	517	—
LTV => 35%
Substandard	835	1,305	—
Commercial and industrial loans
Special Mention	39	39	—
Substandard	1,557	1,557	—
With a Related Allowance Recorded:
Real estate loans:
Commercial
LTV => 35%
Special Mention	648	675	(71)
Substandard	11,875	12,232	(2,254)
One-to-four family residential
LTV < 60%
Special Mention	527	527	(12)
LTV => 60%
Substandard	1,748	1,748	(384)
Multifamily
LTV => 35%
Substandard	2,410	2,410	(343)
Home equity and lines of credit
Special Mention	364	364	(22)
Substandard	1,591	1,591	(110)
Commercial and industrial loans
Substandard	495	495	(1,468)
Total:
Real estate loans
Commercial	44,994	46,112	(2,325)
One-to-four family residential	2,582	2,582	(396)
Construction and land	2,164	2,822	—
Multifamily	3,762	4,232	(343)
Home equity and lines of credit	1,955	1,955	(132)
Commercial and industrial loans	2,091	2,091	(1,468)

	$57,548	$59,794	$(4,664)

	At December 31, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With No Allowance Recorded:
Real estate loans:
Commercial
LTV < 35%
Substandard	$1,764	$1,764	$—
Loss	—	471	—
LTV => 35%
Special Mention	3,670	3,679	—
Substandard	26,284	27,906	—
Construction and land
Substandard	1,709	2,607	—
Multifamily
LTV < 35%
Substandard	523	523	—
LTV => 35%
Substandard	870	870	—
Commercial and industrial loans
Special Mention	660	660	—
Substandard	921	921	—
With a Related Allowance Recorded:
Real estate loans:
Commercial
LTV < 35%
Substandard	1,766	2,132	(175)
LTV => 35%
Special Mention	659	685	(65)
Substandard	9,305	9,305	(1,655)
One-to-four family residential
LTV < 60%
Special Mention	782	782	(22)
LTV => 60%
Substandard	1,750	1,750	(386)
Multifamily
LTV => 35%	1,552	1,552	(338)
Substandard
Home equity and lines of credit
Substandard	1,593	1,593	(30)
Commercial and industrial loans
Substandard	462	462	(1,393)
Total:
Real estate loans
Commercial	43,448	45,942	(1,895)
One-to-four family residential	2,532	2,532	(408)
Construction and land	1,709	2,607	—
Multifamily	2,945	2,945	(338)
Home equity and lines of credit	1,593	1,593	(30)
Commercial and industrial loans	2,043	2,043	(1,393)

	$54,270	$57,662	$(4,064)

Included in the table above at June 30, 2012 are loans with carrying balances of $37.9 million that were not written down by either charge-offs or specific reserves in our allowance for loan losses. Included in the table above at December 31, 2011 are loans with carrying balances of $27.9 million that were not written down by either charge-offs or specific reserves in our allowance for loan losses. Loans not written down by charge-offs or specific reserves at June 30, 2012 and December 31, 2011, are considered to have sufficient collateral values, less costs to sell, to support the carrying balances of the loans.

The average recorded balance of originated impaired loans for the six months ended June 30, 2012 and 2011 was $55.9 million and $62.2 million, respectively. The Company recorded $577,000 and $1.3 million of interest income on impaired loans for the three and six months ended June 30, 2012, respectively, as compared to $735,000 and $1.6 million of interest income on impaired loans for the three and six months ended June 30, 2011, respectively.

The following table summarizes loans that were modified in troubled debt restructurings during the six months ended June 30, 2012.

	Six Months Ended June 30, 2012
		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Relationships	Investment	Investment
	(in thousands)
Troubled Debt Restructurings
Commercial real estate loans
Substandard	1	$6,360	$6,360
One -to- four Family
Substandard	1	257	257
Home equity and lines of credit
Special Mention	2	364	364

Total Troubled Debt Restructurings	4	$6,981	$6,981

At June 30, 2012 and December 31, 2011, we had troubled debt restructurings of $47.1 million and $41.6 million, respectively.

All four of the relationships in the table above were restructured to receive reduced interest rates.

Management classifies all troubled debt restructurings as impaired loans. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the estimated fair value of the collateral (less cost to sell), if the loan is collateral dependent, or the present value of the expected future cash flows, if the loan is not collateral dependent. Management performs a detailed evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third party expert in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings is inherently subjective and requires, among other things, an evaluation of the borrower’s current and projected financial condition. Actual results may be significantly different than our projections and our established allowance for loan losses on these loans, which could have a material effect on our financial results.

One loan that was restructured during the last twelve months has subsequently defaulted. The loan was a one-to-four family loan with a recorded investment of $257,000 and currently is maintained on non-accrual status as of June 30, 2012.

Note 4 – Deposits

Deposits are as follows (in thousands):

	June 30, 2012	December 31, 2011
Non-interest-bearing demand	$160,225	$156,493
Interest-bearing negotiable orders of withdrawal (NOW)	105,795	91,829
Savings-passbook, statement, tiered, and money market	794,742	765,081
Certificates of deposit	482,419	480,123

	$1,543,181	$1,493,526

Interest expense on deposit accounts is summarized for the periods indicated (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
NOW, savings-passbook, statement, tiered, and money market	$1,023	$1,164	$2,119	$2,298
Certificates of deposit	1,438	2,106	2,866	3,989

	$2,461	$3,270	$4,985	$6,287

Note 5 – Equity Incentive Plan

The following table is a summary of the Company’s stock options outstanding as of June 30, 2012 and changes therein during the six months then ended:

	Number of Stock Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Contractual Life (years)
Outstanding - December 31, 2011	2,056,660	$3.22	$9.95	7.02
Granted	—	—	—	—
Forfeited	(3,560)	3.22	9.94	—
Exercised	—	—	—	—

Outstanding - June 30, 2012	2,053,100	$3.22	$9.95	6.57

Exercisable - June 30, 2012	1,240,040	$3.22	$9.95	6.57

Expected future stock option expense related to the non-vested options outstanding as of June 30, 2012 is $2.1 million over an average period of 1.6 years.

The following is a summary of the status of the Company’s restricted share awards as of June 30, 2012 and changes therein during the six months then ended.

	Number of Shares Awarded	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2011	488,830	$9.97
Granted	—	—
Vested	(162,650)	9.96
Forfeited	(1,240)	9.94

Non-vested at June 30, 2012	324,940	$9.97

Expected future stock award expense related to the non-vested restricted share awards as of June 30, 2012 is $2.6 million over an average period of 1.6 years.

During the three and six months ended June 30, 2012, the Company recorded $742,000 and $1.5 million of stock-based compensation related to the above plans, respectively. During the three and six months ended June 30, 2011, the Company recorded $775,000 and $1.5 million of stock-based compensation related to the above plans, respectively.

Note 6 – Fair Value Measurements

The following table presents the assets reported on the consolidated balance sheet at their estimated fair value as of June 30, 2012, and December 31, 2011, by level within the fair value hierarchy as required by the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

•	Level 3 Inputs – Significant unobservable inputs that reflect the Company’s own assumptions that market participants would use in pricing the assets or liabilities.

	Fair Value Measurements at Reporting Date Using:
	June 30, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Measured on a recurring basis:
Assets:
Investment securities:
Available-for-sale:
Mortgage-backed securities:
GSE	$1,071,654	$—	$1,071,654	$—
Non-GSE	33,359	—	33,359	—
Corporate bonds	102,703	—	102,703	—
Equities	13,503	13,503	—	—

Total available-for-sale	1,221,219	13,503	1,207,716	—

Trading securities	4,490	4,490	—	—

Total	$1,225,709	$17,993	$1,207,716	$—

Measured on a non-recurring basis:
Assets:
Impaired loans:
Real estate loans:
Commercial real estate	$26,524	$—	$—	$26,524
One- to- four family residential mortgage	2,532	—	—	2,532
Construction and land	1,861	—	—	1,861
Multifamily	2,411	—	—	2,411
Home equity and lines of credit	1,954	—	—	1,954

Total impaired loans	35,282	—	—	35,282

Commercial and industrial loans	456	—	—	456
Other real estate owned	2,139	—	—	2,139

Total	$37,877	$—	$—	$37,877

	Fair Value Measurements at Reporting Date Using:
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Measured on a recurring basis:
Assets:
Investment securities:
Available-for-sale:
Mortgage-backed securities:
GSE	$945,782	$—	$945,782	$—
Non-GSE	40,451	—	40,451	—
Corporate bonds	100,657	—	100,657	—
Equities	11,835	11,835	—	—

Total available-for-sale	1,098,725	11,835	1,086,890	—

Trading securities	4,146	4,146	—	—

Total	$1,102,871	$15,981	$1,086,890	$—

Measured on a non-recurring basis:
Assets:
Impaired loans:
Real estate loans:
Commercial real estate	$27,826	$—	$—	$27,826
One- to- four family residential mortgage	2,532	—	—	2,532
Construction and land	1,709	—	—	1,709
Multifamily	1,552	—	—	1,552
Home equity and lines of credit	1,593	—	—	1,593

Total impaired loans	35,212	—	—	35,212

Commercial and industrial loans	462	—	—	462
Other real estate owned	3,359	—	—	3,359

Total	$39,033	$—	$—	$39,033

The following table presents qualitative information for Level 3 assets measured at fair value on a non-recurring basis at June 30, 2012:

	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	(in thousands)
Impaired loans	$35,738	Appraisals	Discount for costs to sell	7.0%
			Discount for quick sale	10.0% - 20.0%
			Discount for dated appraisal utilizing changes in real estate indexes	Varies

Other real estate owned	$2,139	Appraisals	Discount for costs to sell	7.0%
			Discount for dated appraisal utilizing changes in real estate indexes	Varies

Available for Sale Securities: The estimated fair values for mortgage-backed, GSE and corporate securities are obtained from an independent nationally recognized third-party pricing service. The estimated fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. Broker/dealer quotes are utilized as well when such quotes are available and deemed representative of the market. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Company (Observable Inputs), and are therefore classified as Level 2 within the fair value hierarchy. The estimated fair values of equity securities, classified as Level 1, are derived from quoted market prices in active markets. Equity securities consist of mutual funds. There were no transfers of securities between Level 1 and Level 2 during the six months ended June 30, 2012.

Trading Securities: Fair values are derived from quoted market prices in active markets. The assets consist of publicly traded mutual funds.

In addition, the Company may be required, from time to time, to measure the fair value of certain other financial assets on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. The adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write downs of individual assets.

Impaired Loans: At June 30, 2012 and December 31, 2011, the Company had originated impaired loans held-for-investment and held-for-sale with outstanding principal balances of $39.3 million and $39.1 million, respectively, that were recorded at their estimated fair value of $35.7 million and $35.7 million, respectively. The Company recorded net impairment charges of $604,000 and $2.4 million for the six months ended June 30, 2012, and 2011, respectively, and charge-offs of $992,000 and $1.4 million for the six months ended June 30, 2012 and 2011, respectively, utilizing Level 3 inputs. For purposes of estimating fair value of impaired loans, management utilizes independent appraisals, if the loan is collateral dependent, adjusted downward by management, as necessary, for changes in relevant valuation factors subsequent to the appraisal date, or the present value of expected future cash flows for non-collateral dependent loans and troubled debt restructurings.

Other Real Estate Owned: At June 30, 2012, and December 31, 2011, the Company had assets acquired through foreclosure, or deed in lieu of foreclosure, of $2.1 million and $3.4 million, respectively, recorded at estimated fair value, less estimated selling costs when acquired, establishing a new cost basis. Estimated fair value is generally based on independent appraisals. These appraisals include adjustments to comparable assets based on the appraisers’ market knowledge and experience, and are considered Level 3 inputs. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If the estimated fair value of the asset declines, a write-down is recorded through non-interest expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions.

There were no subsequent valuation adjustments to other real estate owned (REO) for the three and six months ended June 30, 2012. Operating costs after acquisition are expensed.

Fair Value of Financial Instruments

The FASB ASC Topic for Financial Instruments requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The following methods and assumptions were used to estimate the fair value of other financial assets and financial liabilities not already discussed above:

(a) Cash, Cash Equivalents, and Certificates of Deposit

Cash and cash equivalents are short-term in nature with original maturities of six months or less; the carrying amount approximates fair value. Certificates of deposit having original terms of six-months or less; carrying value generally approximates fair value. Certificates of deposit with an original maturity of six months or greater, the fair value is derived from discounted cash flows.

(b) Securities (Held to Maturity)

The estimated fair values for substantially all of our securities are obtained from an independent nationally recognized pricing service. The independent pricing service utilizes market prices of same or similar securities whenever such prices are available. Prices involving distressed sellers are not utilized in determining fair value. Where necessary, the independent third-party pricing service estimates fair value using models employing techniques such as discounted cash flow analyses. The assumptions used in these models typically include assumptions for interest rates, credit losses, and prepayments, utilizing market observable data where available.

(c) Federal Home Loan Bank of New York Stock

The fair value for Federal Home Loan Bank of New York (FHLB) stock is its carrying value, since this is the amount for which it could be redeemed and there is no active market for this stock.

(d) Loans (Held-for-Investment)

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as originated and purchased, and further segregated by residential mortgage, construction, land, multifamily, commercial and consumer. Each loan category is further segmented into amortizing and non-amortizing and fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair value of loans is estimated by discounting the future cash flows using current prepayment assumptions and current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. This method of estimating fair value does not incorporate the exit price concept of fair value prescribed by the FASB ASC Topic for Fair Value Measurements and Disclosures.

(e) Loans (Held-for-Sale)

Held-for-sale loans are carried at the lower of aggregate cost or estimated fair value, less costs to sell, and therefore fair value is equal to carrying value.

(f) Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(g) Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of off-balance sheet commitments is insignificant and therefore not included in the following table.

(h) Borrowings

The fair value of borrowings is estimated by discounting future cash flows based on rates currently available for debt with similar terms and remaining maturity.

(i) Advance Payments by Borrowers

Advance payments by borrowers for taxes and insurance have no stated maturity; the fair value is equal to the amount currently payable.

The estimated fair values of the Company’s significant financial instruments at June 30, 2012, and December 31, 2011, are presented in the following tables (in thousands):

	June 30, 2012
		Estimated Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$34,381	$34,381	$—	$—	$34,381
Trading securities	4,490	4,490	—	—	4,490
Securities available-for-sale	1,221,219	13,503	1,207,716	—	1,221,219
Securities held-to-maturity	2,832	—	2,961	—	2,961
Federal Home Loan Bank of New York stock, at cost	14,208	—	14,208	—	14,208
Loans held-for-sale	355	—	—	355	355
Net loans held-for-investment	1,045,906	—	—	1,111,954	1,111,954
Financial liabilities:
Deposits	$1,543,181	$—	$1,549,103	$—	$1,549,103
Repurchase agreements and other borrowings	513,571	—	528,777		528,777
Advance payments by borrowers	3,177	—	3,177	—	3,177

	December 31, 2011
	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$65,269	$65,269
Trading securities	4,146	4,146
Securities available-for-sale	1,098,725	1,098,725
Securities held-to-maturity	3,617	3,771
Federal Home Loan Bank of New York stock, at cost	12,677	12,677
Loans held-for-sale	3,900	3,900
Net loans held-for-investment	1,047,631	1,081,484
Financial liabilities:
Deposits	$1,493,526	$1,499,906
Repurchase agreements and other borrowings	481,934	498,774
Advance payments by borrowers	2,201	2,201

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 7 – Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the period. For purposes of calculating basic earnings per share, weighted average common shares outstanding excludes unallocated employee stock ownership plan (ESOP) shares that have not been committed for release and unvested restricted stock.

Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if stock options and unvested shares of restricted stock were exercised and converted into common stock. These potentially dilutive shares are included in the weighted average number of shares outstanding for the period using the treasury stock method. When applying the treasury stock method, we add: (1) the assumed proceeds from option exercises; (2) the tax benefit, if any, that would have been credited to additional paid-in capital assuming exercise of non-qualified stock options and vesting of shares of restricted stock; and (3) the average unamortized compensation costs related to unvested shares of restricted stock and stock options. We then divide this sum by our average stock price for the period to calculate assumed shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted earnings per share.

The following is a summary of the Company’s earnings per share calculations and reconciliation of basic to diluted earnings per share for the periods indicated (dollars in thousands, except per share data):

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Net income available to common stockholders	$3,948	$4,347	$8,896	$9,317

Weighted average shares outstanding-basic	38,512,169	40,599,400	38,579,475	40,848,467
Effect of non-vested restricted stock and stock options outstanding	451,952	381,291	473,643	411,566

Weighted average shares outstanding-diluted	38,964,121	40,980,691	39,053,118	41,260,033

Earnings per share-basic	$0.10	$0.11	$0.23	$0.23
Earnings per share-diluted	$0.10	$0.11	$0.23	$0.23

Note 8 – Stock Repurchase Program

As of June 30, 2012, the Company has repurchased a total of 5,384,510 shares of its common stock under its prior repurchase plans at an average price of $12.91 per share. The Company announced on June 6, 2012, that it terminated its stock repurchase plan in connection with its adoption of a Plan of Conversion and Reorganization to a fully public company.

Note 9 – Recent Accounting Pronouncements

Accounting Standards Update No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements, amends Topic 860 (Transfers and Servicing) where an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements, based on whether or not the transferor has maintained effective control. In the assessment of effective control, Accounting Standard Update 2011-03 has removed the criteria that requires transferors to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. Other criteria applicable to the assessment of effective control have not been changed. This guidance is effective for prospective periods beginning on or after December 15, 2011. Early adoption was prohibited. The adoption of this Accounting Standard Update did not result in a material change to the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU No. 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The changes to U.S. GAAP as a result of ASU No. 2011-04 are as follows: (1) The concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets (that is, it does not apply to financial assets or any liabilities); (2) U.S. GAAP currently prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets. ASU No. 2011-04 extends that prohibition to all fair value measurements; (3) An exception is provided to the basic fair value measurement principles for an entity that holds a group of financial assets and financial liabilities with offsetting positions in market risk or counterparty credit risk that are managed on the basis of the entity’s net exposure to either of those risks. This exception allows the entity, if certain criteria are met, to measure the fair value of the net asset or liability position in a manner consistent with how market participants would price the net risk position; (4) Aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities; and (5) Disclosure requirements have been enhanced for recurring Level 3 fair value measurements to disclose quantitative information about unobservable inputs and assumptions used, to describe the valuation processes used by the entity, and to describe the sensitivity of fair value measurements to changes in unobservable inputs and interrelationships between those inputs. In addition, entities must report the level in the fair value hierarchy of items that are not measured at fair value in the statement of condition but whose fair value must be disclosed. The provisions of ASU No. 2011-04 are effective for the Company’s interim reporting period beginning on or after December 15, 2011. The adoption of ASU No. 2011-04 did not result in a material change to the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” The provisions of ASU No. 2011-05 allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The statement(s) are required to be presented with equal prominence as the other primary financial statements. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. All other requirements in ASU 2011-05 are not affected by this Update. For a public entity, the ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption was permitted. The adoption of these pronouncements resulted in a change to the presentation of the Company’s financial statements but did not have an impact on the Company’s financial condition or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment.” The provisions of ASU No. 2011-08 simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The provisions of ASU No. 2011-05 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption was permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of ASU No. 2011-08 is not expected to have a material effect on the Company’s consolidated financial statements. The Company will perform annual testing for goodwill impairment at December 31, 2012.

Note 10 – Other Matters

On June 6, 2012, the Board of Trustees of Northfield Bancorp, MHC (“MHC”) and the Board of Directors of the Company adopted a Plan of Conversion and Reorganization (the “Plan”). Pursuant to the Plan, the MHC will convert from the mutual holding company form of organization to the fully public form. The MHC will be merged into the Company, and the MHC will no longer exist. The Company will merge into a new Delaware corporation named Northfield Bancorp, Inc. As part of the conversion, the MHC’s ownership interest of the Company will be offered for sale in a public offering. The existing publicly held shares of the Company, which represents the remaining ownership interest in the Company, will be exchanged for new shares of common stock of Northfield Bancorp, Inc., the new Delaware Corporation. The exchange ratio will ensure that immediately after the conversion and public offering, the public shareholders of the Company will own the same aggregate percentage of Northfield Bancorp., Inc. common stock that they owned immediately prior to that time (excluding shares purchased in the stock offering and cash received in lieu of fractional shares). When the conversion and public offering are completed, all of the capital stock of Northfield Bank will be owned by Northfield Bancorp., Inc., the Delaware Corporation.

The Plan provides for the establishment, upon the completion of the conversion, of special “liquidation accounts” for the benefit of certain depositors of Northfield Bank in an amount equal to the greater of the MHC’s ownership interest in the retained earnings of the Company as of the date of the latest balance sheet contained in the prospectus or the retained earnings of Northfield Bank at the time it reorganized into the MHC. Following the completion of the conversion, under the rules of the Board of Governors of the Federal Reserve System, Northfield Bank will not be permitted to pay dividends on its capital stock to Northfield Bancorp., Inc., its sole shareholder, if Northfield Bank’s shareholder’s equity would be reduced below the amount of the liquidation accounts. The liquidation accounts will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation accounts.

Additionally, due to recent changes in federal regulations applicable to mutual holding companies relating to the waiver of dividends by parent mutual holding companies, the Board of Directors has determined to delay the payment of any further cash dividends on the Company’s common stock.

Direct costs of the conversion and public offering will be deferred and reduce the proceeds from the shares sold in the public offering. Costs of $402,000 have been incurred related to the conversion as of June 30, 2012.

On February 22, 2012, Northfield Bancorp, Inc., Northfield Bancorp, MHC, and Northfield Bank were served with a summons and complaint related to a personal injury matter. The plaintiff was seeking damages of $40 million. The matter relates to an injury sustained by an individual on a property owned by a borrower of the Bank, which secures a loan to the Bank. The borrower was named as a co-defendant. The Bank does not operate the subject property or have any interest in the property, other than as collateral for its loan. The case was dismissed in federal court on May 23, 2012 due to lack of subject matter jurisdiction and was re-filed in state court on June 21, 2012. Management believes the lawsuit is without merit. The Bank has $12 million in insurance coverage and the complaint is being defended by the Bank’s insurer. No accrual for loss has been established at June 30, 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Northfield Bancorp, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Northfield Bancorp, Inc, and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northfield Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Short Hills, New Jersey

March 15, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Northfield Bancorp, Inc. and subsidiaries:

We have audited Northfield Bancorp, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Northfield Bancorp, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Northfield Bancorp, Inc. and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Northfield Bancorp, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Short Hills, New Jersey

March 15, 2012

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2011	2010
	(In thousands, except share data)
ASSETS:
Cash and due from banks	$15,539	$9,862
Interest-bearing deposits in other financial institutions	49,730	33,990

Total cash and cash equivalents	65,269	43,852

Trading securities	4,146	4,095
Securities available-for-sale, at estimated fair value (encumbered $309,816 in 2011 and $275,694 in 2010)	1,098,725	1,244,313
Securities held-to-maturity, at amortized cost (estimated fair value of $3,771 in 2011 and $5,273 in 2010) (encumbered $0 in 2011 and 2010)	3,617	5,060
Loans held-for-sale	3,900	1,170
Purchased credit-impaired (PCI) loans held-for-investment	88,522	—
Originated loans held-for-investment, net	985,945	827,591

Loans held-for-investment, net	1,074,467	827,591
Allowance for loan losses	(26,836)	(21,819)

Net loans held-for-investment	1,047,631	805,772

Accrued interest receivable	8,610	7,873
Bank owned life insurance	77,778	74,805
Federal Home Loan Bank of New York stock, at cost	12,677	9,784
Premises and equipment, net	19,988	16,057
Goodwill	16,159	16,159
Other real estate owned	3,359	171
Other assets	15,059	18,056

Total assets	2,376,918	2,247,167

LIABILITIES AND STOCKHOLDERS’ EQUITY:
LIABILITIES:
Deposits	1,493,526	1,372,842
Securities sold under agreements to repurchase	276,000	243,000
Other borrowings	205,934	148,237
Advance payments by borrowers for taxes and insurance	2,201	693
Accrued expenses and other liabilities	16,607	85,678

Total liabilities	1,994,268	1,850,450

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value: 90,000,000 shares authorized, 45,632,611 shares issued at December 31, 2011, and December 31, 2010, respectively, 40,518,591 and 43,316,021 outstanding at December 31, 2011 and 2010, respectively	456	456
Additional paid-in-capital	209,302	205,863
Unallocated common stock held by employee stock ownership plan	(14,570)	(15,188)
Retained earnings	235,776	222,655
Accumulated other comprehensive income	17,470	10,910
Treasury stock at cost; 5,114,020 and 2,316,590 shares at December 31, 2011 and 2010, respectively	(65,784)	(27,979)

Total stockholders’ equity	382,650	396,717

Total liabilities and stockholders’ equity	$2,376,918	$2,247,167

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Years ended December 31,
	2011	2010	2009
	(In thousands, except share data)
Interest income:
Loans	$55,066	$46,681	$38,889
Mortgage-backed securities	32,033	33,306	42,256
Other securities	3,314	6,011	3,223
Federal Home Loan Bank of New York dividends	439	354	399
Deposits in other financial institutions	165	143	801

Total interest income	91,017	86,495	85,568

Interest expense:
Deposits	12,251	13,573	18,214
Borrowings	13,162	10,833	10,763

Total interest expense	25,413	24,406	28,977

Net interest income	65,604	62,089	56,591
Provision for loan losses	12,589	10,084	9,038

Net interest income after provision for loan losses	53,015	52,005	47,553

Non-interest income:
Bargain purchase gain, net of tax	3,560	—	—
Fees and service charges for customer services	2,946	2,582	2,695
Income on bank owned life insurance	2,973	2,273	1,750
Gain on securities transactions, net	2,603	1,853	891
Other-than-temporary impairment losses on securities	(1,152)	(962)	(1,365)
Portion recognized in other comprehensive income (before taxes)	743	808	1,189

Net impairment losses on securities recognized in earnings	(409)	(154)	(176)

Other	162	288	233

Total non-interest income	11,835	6,842	5,393

Non-interest expense:
Compensation and employee benefits	21,626	19,056	16,896
Director compensation	1,497	1,516	1,338
Occupancy	6,297	5,149	4,602
Furniture and equipment	1,204	1,070	1,093
Data processing	2,775	2,521	2,637
Professional fees	2,334	3,613	1,950
FDIC insurance	1,629	1,805	2,320
Other	4,168	3,954	3,418

Total non-interest expense	41,530	38,684	34,254

Income before income tax expense	23,320	20,163	18,692
Income tax expense	6,497	6,370	6,618

Net income	$16,823	$13,793	$12,074

Net income per common share - basic and diluted	$0.42	$0.33	$0.28
Weighted average shares outstanding - basic	40,068,991	41,387,106	42,405,774
Weighted average shares outstanding - diluted	40,515,245	41,669,006	42,532,568

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Years ended December 31, 2011, 2010 and 2009
	Common Stock
	Shares	Par Value	Additional Paid-in Capital	Unallocated Common Stock Held by the Employee Stock Ownership Plan	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of tax	Treasury Stock	Total Stockholders’ Equity
	(In thousands, except share data)
Balance at December 31, 2008	44,803,061	$448	$199,453	$(16,391)	$203,085	$(17)	$—	$386,578

Comprehensive income:
Net income					12,074			12,074
Net unrealized holding gains on securities arising during the year (net of tax of $8,438)						12,075		12,075
Reclassification adjustment for gains included in net income (net of tax of $35)						(54)		(54)
Post retirement benefits adjustment (net of tax of $26)						35		35
Reclassification adjustment for OTTI impairment included in net income (net of tax of $70)						106		106

Total comprehensive income								24,236

ESOP shares allocated or committed to be released			92	584				676
Stock compensation expense			2,942					2,942
Cash dividends declared ($0.16 per common share)					(2,963)			(2,963)
Issuance of restricted stock	825,150	8	(8)					—
Treasury stock (average cost of $11.61 per share)							(19,929)	(19,929)

Balance at December 31, 2009	45,628,211	$456	$202,479	$(15,807)	$212,196	$12,145	$(19,929)	$391,540

Comprehensive income:
Net income					13,793			13,793
Net unrealized holding losses on securities arising during the year (net of tax of $577)						(682)		(682)
Reclassification adjustment for gains included in net income (net of tax of $585)						(670)		(670)
Post retirement benefits adjustment (net of tax of $11)						35		35
Reclassification adjustment for OTTI impairment included in net income (net of tax of $72)						82		82

Total comprehensive income								12,558

ESOP shares allocated or committed to be released			180	619				799
Stock compensation expense			3,020					3,020
Additional tax benefit on equity awards			184					184
Exercise of stock options					(26)		163	137
Cash dividends declared ($0.19 per common share)					(3,308)			(3,308)
Issuance of restricted stock	4,400							—
Treasury stock (average cost of $13.37 per share)							(8,213)	(8,213)

Balance at December 31, 2010	45,632,611	$456	$205,863	$(15,188)	$222,655	$10,910	$(27,979)	$396,717

Comprehensive income:
Net income					16,823			16,823
Net unrealized holding losses on securities arising during the year (net of tax of $5,306)						7,961		7,961
Reclassification adjustment for gains included in net income (net of tax of $1,102)						(1,652)		(1,652)
Post retirement benefits adjustment (net of tax of $4)						6		6
Reclassification adjustment for OTTI impairment included in net income (net of tax of $164)						245		245

Total comprehensive income								23,383

ESOP shares allocated or committed to be released			206	618				824
Stock compensation expense			3,047					3,047
Additional tax benefit on equity awards			186					186
Exercise of stock options					(1)		16	15
Cash dividends declared ($0.23 per common share)					(3,701)			(3,701)
Treasury stock (average cost of $13.52 per share)							(37,821)	(37,821)

Balance at December 31, 2011	45,632,611	$456	$209,302	$(14,570)	$235,776	$17,470	$(65,784)	$382,650

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2011	2010	2009
	(In thousands)
Cash flows from operating activities:
Net income	$16,823	$13,793	$12,074
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	12,589	10,084	9,038
ESOP and stock compensation expense	3,871	3,819	3,618
Depreciation	2,151	1,791	1,679
Amortization of premiums, and deferred loan costs, net of (accretion) of discounts, and deferred loan fees	1,653	1,101	(1,486)
Amortization of mortgage servicing rights	60	117	113
Income on bank owned life insurance	(2,973)	(2,273)	(1,750)
Gain on sale of premises and equipment and other real estate owned	(84)	(197)	—
Net gain on sale of loans held-for-sale	(20)	(34)	(138)
Proceeds from sale of loans held-for-sale	11,206	5,713	7,509
Origination of loans held-for-sale	(10,467)	(6,849)	(7,371)
Gain on securities transactions, net	(2,603)	(1,853)	(891)
Bargain purchase gain, net of tax	(3,560)	—	—
Net impairment losses on securities recognized in earnings	409	154	176
Net purchases of trading securities	(202)	(95)	(313)
Decrease in accrued interest receivable	125	181	265
(Increase) decrease in other assets	(1,659)	(18)	148
Decrease (increase) in prepaid FDIC assessment	1,609	1,610	(5,736)
Deferred taxes	(2,883)	(2,905)	(4,938)
Increase in accrued expenses and other liabilities	1,196	1,263	2,831
Amortization of core deposit intangible	219	173	336

Net cash provided by operating activities	27,460	25,575	15,164

Cash flows from investing activities:
Net increase in loans receivable	(169,258)	(103,037)	(108,385)
Purchase of loans	—	—	(35,369)
(Purchase) redemptions of Federal Home Loan Bank of New York stock, net	(2,628)	(3,363)	2,989
Purchases of securities available-for-sale	(476,918)	(845,781)	(655,765)
Principal payments and maturities on securities available-for-sale	403,389	581,525	500,518
Principal payments and maturities on securities held-to-maturity	1,442	1,684	4,575
Proceeds from sale of securities available-for-sale	182,658	221,187	3,293
Proceeds from sale of securities held-to-maturity	—	—	3,371
Purchases of certificates of deposit in other financial institutions	—	—	(63)
Proceeds from maturities of certificates of deposit in other financial institutions	—	—	53,716
Purchase of bank owned life insurance	—	(28,781)	—
Proceeds from sale of other real estate owned	571	721	—
Proceeds from the sale of premises and equipment	—	394	—
Purchases and improvements of premises and equipment	(6,082)	(5,369)	(5,456)
Net cash acquired in business combinations	77,449	—	—

Net cash provided by (used in) investing activities	10,623	(180,820)	(236,576)

Cash flows from financing activities:
Net (decrease) increase in deposits	(67,550)	55,957	292,446
Dividends paid	(3,701)	(3,308)	(2,963)
Exercise of stock options	15	137	—
Purchase of treasury stock	(37,821)	(8,213)	(19,929)
Additional tax benefit on equity awards	186	231	—
Increase (decrease) in advance payments by borrowers for taxes and insurance	1,508	(64)	(3,066)
Repayments under capital lease obligations	(217)	(187)	(160)
Proceeds from securities sold under agreements to repurchase and other borrowings	584,508	378,501	138,600
Repayments related to securities sold under agreements to repurchase and other borrowings	(493,594)	(266,501)	(191,100)

Net cash provided by financing activities	(16,666)	156,553	213,828

Net increase (decrease) in cash and cash equivalents	21,417	1,308	(7,584)
Cash and cash equivalents at beginning of period	43,852	42,544	50,128

Cash and cash equivalents at end of period	$65,269	$43,852	$42,544

Supplemental cash flow information:
Cash paid during the period for:
Interest	$25,008	$24,463	$29,334
Income taxes	9,483	9,776	10,351
Non-cash transactions:
Loans charged-off, net	7,572	3,679	2,402
Transfers of loans to other real estate owned	2,509	—	1,348
Other real estate owned charged-off	26	146	—
Loan to finance sale of other real estate owned	—	900	—
(Decrease) increase in due to broker for purchases of securities available-for-sale	(70,747)	70,747	—
Transfers of loans to held-for-sale	7,497	—	—
Acquisition:
Non-cash assets acquired:
Securities available-for-sale	21,195	—	—
Loans	91,917	—	—
Core deposit intangible	1,160	—	—
Other real estate owned	1,166	—	—
Accrued interest receivable	862
FHLB NY stock	265
Other assets	633	—	—
Non-cash liabilities assumed:
Deposits	188,234	—	—
Other liabilities	480	—	—

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

The following significant accounting and reporting policies of Northfield Bancorp, Inc. and subsidiaries (collectively, the “Company”), conform to U.S. generally accepted accounting principles, or (“GAAP”), and are used in preparing and presenting these consolidated financial statements.

(a)	Basis of Presentation

The consolidated financial statements are comprised of the accounts of Northfield Bancorp, Inc. and its wholly owned subsidiaries, Northfield Investment, Inc. and Northfield Bank (the Bank) and the Bank’s wholly-owned significant subsidiaries, NSB Services Corp. and NSB Realty Trust. All significant intercompany accounts and transactions have been eliminated in consolidation.

Effective July 21, 2011, as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), the Bank began to be regulated and supervised by the Office of the Comptroller of the Currency and Northfield Bancorp, Inc. began to be regulated and supervised by the Board of Governors of the Federal Reserve System.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses during the reporting periods. Actual results may differ significantly from those estimates and assumptions. A material estimate that is particularly susceptible to significant change in the near term is the allowance for loan losses. In connection with the determination of this allowance, management generally obtains independent appraisals for significant properties. In addition, judgments related to the amount and timing of expected cash flows from purchased credit-impaired loans, goodwill, securities valuation and impairment, and deferred income taxes, involve a higher degree of complexity and subjectivity and require estimates and assumptions about highly uncertain matters. Actual results may differ from the estimates and assumptions.

Certain prior year balances have been reclassified to conform to the current year presentation.

(b)	Business

The Company, through its principal subsidiary, the Bank, provides a full range of banking services primarily to individuals and corporate customers in Richmond and Kings Counties in New York, and Union and Middlesex Counties in New Jersey. The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.

(c)	Cash Equivalents

Cash equivalents consist of cash on hand, due from banks, federal funds sold, and interest-bearing deposits in other financial institutions with an original term of three months or less.

(d)	Securities

Securities are classified at the time of purchase, based on management’s intention, as securities held-to-maturity, securities available-for-sale, or trading account securities. Securities held-to-maturity are those that management has the positive intent and ability to hold until maturity. Securities held-to-maturity are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the contractual term of the securities, adjusted for actual prepayments. Securities available-for-sale represents all securities not classified as either held-to-maturity or trading. Securities available-for-sale are carried at estimated fair value with unrealized holding gains and losses (net of related tax effects) on such securities excluded from earnings, but included as a separate component of stockholders’ equity, titled “Accumulated other comprehensive income (loss).” The cost of securities sold is determined using the specific-identification method.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Security transactions are recorded on a trade-date basis. Trading securities are securities that are bought and may be held for the purpose of selling them in the near term. Trading securities are reported at estimated fair value, with unrealized holding gains and losses reported as a component of gain (loss) on securities transactions, net in non-interest income.

Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent and ability to hold the securities, and our assessments of the reason for the decline in value and the likelihood of a near-term recovery. If a determination is made that a debt security is other-than-temporarily impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as an other-than-temporary impairment charge in non-interest income. The non-credit related component will be recorded as an adjustment to accumulated other comprehensive income (loss), net of tax. The estimated fair value of debt securities, including mortgage-backed securities and corporate debt obligations is furnished by an independent third party pricing service. The third party pricing service primarily utilizes pricing models and methodologies that incorporate observable market inputs, including among other things, benchmark yields, reported trades, and projected prepayment and default rates. Management reviews the data and assumptions used in pricing the securities by its third party provider for reasonableness.

(e)	Loans

During the fourth quarter of 2011, the Company acquired a loan portfolio, with deteriorated credit quality, from the Federal Deposit Insurance Corporation, herein referred to as purchased credit-impaired loans, and transferred certain loans, previously originated and designated by the Company as held-for-investment, to held-for-sale. The accounting and reporting for these loans differs substantially from those loans originated and classified by the Company as held-for-investment. For purposes of reporting, discussion and analysis, management has classified its loan portfolio into three categories: (1) loans originated by the Company and held-for-sale, which are carried at the lower of aggregate cost or estimated fair value, less costs to sell, and therefore have no associated allowance for loan losses, (2) purchased credit-impaired (PCI) loans, which are held-for-investment, and initially valued at estimated fair value on the date of acquisition, with no initial related allowance for loan losses, and (3) originated loans held-for-investment, which are carried at amortized cost, less net charge-offs and the allowance for loan losses.

Originated net loans held-for-investment are stated at unpaid principal balance, adjusted by unamortized premiums and unearned discounts, deferred origination fees and certain direct origination costs, and the allowance for loan losses. Interest income on loans is accrued and credited to income as earned. Net loan origination fees/costs are deferred and accreted/amortized to interest income over the loan’s contractual life using the level-yield method, adjusted for actual prepayments. Generally, loans held-for-sale are designated at time of origination and routinely consist of newly originated fixed rate residential loans and are recorded at the lower of aggregate cost or estimated fair value in the aggregate. In 2011, the Company transferred from held-for-investment to held-for-sale certain impaired loans. Transfers from held-for-investment are infrequent and occur at fair value less costs to sell, with any charge-off to allowance for loan losses. Gains are recognized on a settlement-date basis and are determined by the difference between the net sales proceeds and the carrying value of the loans, including any net deferred fees or costs.

Originated net loans held-for-investment are deemed impaired when it is probable, based on current information, that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. The Company has defined the population of originated impaired loans to be all originated non-accrual loans held-for-investment with an outstanding balance of $500,000 or greater. Originated impaired loans held-for-investment are individually assessed to determine that the loan’s carrying value is not in excess of the expected future cash flows, discounted at the loans original effective interest rate, or the underlying collateral (less estimated costs to sell) if the loan is collateral dependent. Impairments are recognized through a charge to the provision for loan losses for the amount that the loan’s carrying value exceeds the discounted cash flow analysis or estimated fair value of collateral (less estimated costs to sell) if the loan is collateral dependent. Homogeneous loans with balances less than $500,000 are collectively evaluated for impairment.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

The allowance for loan losses is increased by the provision for loan losses charged against income and is decreased by charge-offs, net of recoveries. Loan losses are charged-off in the period the loans, or portion thereof, are deemed uncollectible. Generally, the Company will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less cost to sell, if it is determined that it is probable that recovery will come primarily from the sale of such collateral. The provision for loan losses is based on management’s evaluation of the adequacy of the allowance which considers, among other things, originated impaired loans held-for-investment, deterioration in PCI loans subsequent to acquisition, past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrower’s ability to repay, and estimated value of any underlying collateral securing loans. Additionally, management evaluates changes, if any, in underwriting standards, collection, charge-off and recovery practices, the nature or volume of the portfolio, lending staff, concentration of loans, as well as current economic conditions, and other relevant factors. Management believes the allowance for loan losses is adequate to provide for probable and reasonably estimable losses at the date of the consolidated balance sheets. The Company also maintains an allowance for estimated losses on off-balance sheet credit risks related to loan commitments and standby letters of credit. Management utilizes a methodology similar to its allowance for loan loss adequacy methodology to estimate losses on these commitments. The allowance for estimated credit losses on off-balance sheet commitments is included in other liabilities and any changes to the allowance are recorded as a component of other non-interest expense.

While management uses available information to recognize probable and reasonably estimable losses on loans, future additions may be necessary based on changes in conditions, including changes in economic conditions, particularly in Richmond and Kings Counties in New York, and Union and Middlesex Counties in New Jersey. Accordingly, as with most financial institutions in the market area, the ultimate collectability of a substantial portion of the Company’s loan portfolio is susceptible to changes in conditions in the Company’s marketplace. In addition, future changes in laws and regulations could make it more difficult for the Company to collect all contractual amounts due on its loans and mortgage-backed securities.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Troubled debt restructured loans are those loans whose terms have been modified because of deterioration in the financial condition of the borrower. Modifications could include extension of the terms of the loan, reduced interest rates, and forgiveness of accrued interest and/or principal. Once an obligation has been restructured because of such credit problems, it continues to be considered restructured until paid in full or, if the obligation yields a market rate (a rate equal to the rate the Company was willing to accept at the time of the restructuring for a new loan with comparable risk), until the year subsequent to the year in which the restructuring takes place, provided the borrower has performed under the modified terms for a six-month period. The Company records an impairment charge equal to the difference between the present value of estimated future cash flows under the restructured terms discounted at the original loans effective interest rate, or the underlying collateral value less costs to sell, if the loan is collateral dependent. Changes in present values attributable to the passage of time are recorded as a component of the provision for loan losses.

A loan is considered past due when it is not paid in accordance with its contractual terms. The accrual of income on loans, including originated impaired loans held-for-investment, and other loans in the process of foreclosure, is generally discontinued when a loan becomes 90 days or more delinquent, or when certain factors indicate that the ultimate collection of principal and interest is in doubt. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed against interest income, and income is recognized subsequently only in the

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

period that cash is received, provided no principal payments are due and the remaining principal balance outstanding is deemed collectible. A non-accrual loan is not returned to accrual status until both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a six-month period.

The Company accounts for the PCI loans acquired as a result of the FDIC-assisted transaction in October 2011 based on expected cash flows (Please see Note 2, “Business Combinations,” for further information regarding the acquisition). This election is in accordance with FASB Accounting Standards Codification (ASC) Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality” (ASC 310-30). In accordance with ASC 310-30, the Company will maintain the integrity of a pool of multiple loans accounted for as a single asset and evaluate the pools for impairment, and accrual status, based on variances from the expected cash flows.

(f)	Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank of New York (the “FHLB”), is required to hold shares of capital stock in the FHLB as a condition to both becoming a member and engaging in certain transactions with the FHLB. The minimum investment requirement is determined by a “membership” investment component and an “activity-based” investment component. The membership investment component is the greater of 0.20% of the Bank’s mortgage-related assets, as defined by the FHLB, or $1,000. The activity-based investment component is equal to 4.5% of the Bank’s outstanding advances with the FHLB. The activity-based investment component also considers other transactions, including assets originated for or sold to the FHLB, and delivery commitments issued by the FHLB. The Company currently does not enter into these other types of transactions with the FHLB.

On a quarterly basis, we perform our other-than-temporary impairment analysis of FHLB stock, we evaluate, among other things, (i) its earnings performance, including the significance of any decline in net assets of the FHLB as compared to the regulatory capital amount of the FHLB, (ii) the commitment by the FHLB to continue dividend payments, and (iii) the liquidity position of the FHLB. We did not consider our investment in FHLB stock to be other-than-temporarily impaired at December 31, 2011.

(g)	Premises and Equipment, Net

Premises and equipment, including leasehold improvements, are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment, including capital leases, are computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives of significant classes of assets are generally as follows: buildings – forty years; furniture and equipment – five to seven years; and purchased computer software – three years. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the improvements. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or sale, any gain or loss is credited or charged to operations.

(h)	Bank Owned Life Insurance

The Company has purchased bank owned life insurance contracts to help fund its obligations for certain employee benefit costs. The Company’s investment in such insurance contracts has been reported in the consolidated balance sheets at their cash surrender values. Changes in cash surrender values and death benefit proceeds received in excess of the related cash surrender values are recorded as non-interest income.

(i)	Goodwill

Goodwill is presumed to have an indefinite useful life and is not amortized, but rather is tested, at least annually, for impairment at the reporting unit level. For purposes of the Company’s goodwill impairment testing, management has identified a single reporting unit. The Company uses the quoted market price of its common stock on the impairment testing date as the basis for estimating the fair

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

value of the Company’s reporting unit. If the fair value of the reporting unit exceeds its carrying amount, further evaluation is not necessary. However, if the fair value of the reporting unit is less than its carrying amount, further evaluation is required to compare the implied fair value of the reporting unit’s goodwill to its carrying amount to determine if a write-down of goodwill is required. As of December 31, 2011, the carrying value of goodwill totaled $16.2 million. The Company performed its annual goodwill impairment test, as of December 31, 2011, and determined the fair value of the Company’s single reporting unit to be in excess of its carrying value. Accordingly, as of the annual impairment test date, there was no indication of goodwill impairment. The Company will test goodwill for impairment between annual test dates if an event occurs or circumstances change that would indicate the fair value of the reporting unit is below its carrying amount. No events have occurred and no circumstances have changed since the annual impairment test date that would indicate the fair value of the reporting unit is below its carrying amount.

(j)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. When applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Corporation records income tax-related interest and penalties, if applicable, within income tax expense.

(k)	Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted (and without interest) net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)	Securities Sold Under Agreements to Repurchase and Other Borrowings

The Company enters into sales of securities under agreements to repurchase (Repurchase Agreements) and collateral pledge agreements (Pledge Agreements) with selected dealers and banks. Such agreements are accounted for as secured financing transactions since the Company maintains effective control over the transferred or pledged securities and the transfer meets the other accounting and recognition criteria as required by the transfer and servicing topic of the FASB Accounting Standards. Obligations under these agreements are reflected as a liability in the consolidated balance sheets. Securities underlying the agreements are maintained at selected dealers and banks as collateral for each transaction executed and may be sold or pledged by the counterparty. Collateral underlying Repurchase Agreements which permit the counterparty to sell or pledge the underlying collateral is disclosed on the consolidated balance sheets as “encumbered.” The Company retains the right under all Repurchase Agreements and Pledge Agreements to substitute acceptable collateral throughout the terms of the agreement.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

(m)	Comprehensive Income

Comprehensive income includes net income and the change in unrealized holding gains and losses on securities available-for-sale, change in actuarial gains and losses on other post retirement benefits, and change in service cost on other postretirement benefits, net of taxes. Comprehensive income is presented in the Consolidated Statements of Changes in Stockholders’ Equity.

(n)	Employee Benefits

The Company sponsors a defined postretirement benefit plan that provides for medical and life insurance coverage to a limited number of retirees, as well as life insurance to all qualifying employees of the Company. The estimated cost of postretirement benefits earned is accrued during an individual’s estimated service period to the Company. The Company recognizes in its balance sheet the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation at the end of our calendar year. The actuarial gains and losses and the prior service costs and credits that arise during the period are recognized as a component of other comprehensive income, net of tax.

Funds borrowed by the Employee Stock Ownership Plan (ESOP) from the Company to purchase the Company’s common stock are being repaid from the Bank’s contributions over a period of up to 30 years. The Company’s common stock not yet allocated to participants is recorded as a reduction of stockholders’ equity at cost. The Company records compensation expense related to the ESOP at an amount equal to the shares committed to be released by the ESOP multiplied by the average fair value of our common stock during the reporting period.

The Company recognizes the grant-date fair value of stock based awards issued to employees as compensation cost in the consolidated statements of income. The fair value of common stock awards is based on the closing price of our common stock as reported on the NASDAQ Stock Market on the grant date. The expense related to stock options is based on the estimated fair value of the options at the date of the grant using the Black-Scholes pricing model. The awards are fixed in nature and compensation cost related to stock based awards is recognized on a straight-line basis over the requisite service periods.

The Bank has a 401(k) plan covering substantially all employees. Contributions to the plan are expensed as incurred.

(o)	Segment Reporting

As a community-focused financial institution, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company’s only operating segment for financial reporting purposes.

(p)	Net Income per Common Share

Net income per common share-basic is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding, excluding unallocated ESOP shares and unearned common stock award shares. The weighted average common shares outstanding includes the average number of shares of common stock outstanding, including shares held by Northfield Bancorp, MHC and allocated or committed to be released ESOP shares.

Net income per common share-diluted is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if stock options and unvested shares of restricted stock were exercised and converted into common stock. These potentially dilutive shares are included in the weighted average number of shares outstanding for the period using the treasury stock method. When applying the treasury stock method, we add: (1) the assumed proceeds from option exercises; (2) the tax benefit, if any, that would have been credited to additional paid-in capital assuming exercise of non-qualified stock options and vesting of shares of restricted stock; and (3) the average unamortized

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

compensation costs related to unvested shares of restricted stock and stock options. We then divide this sum by our average stock price for the period to calculate assumed shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted earnings per share. At December 31, 2011, 2010, and 2009, there were 446,254, 281,900 and 126,974 dilutive shares outstanding, respectively.

(q)	Other Real Estate Owned

Assets acquired through loan foreclosure, or deed-in-lieu of, are held for sale and are initially recorded at estimated fair value less estimated selling costs when acquired, thus establishing a new cost basis. Costs after acquisition are generally expensed. If the estimated fair value of the asset declines, a write-down is recorded through other non-interest expense.

(2)	Business Combination

On October 14, 2011, the Bank assumed all of the deposits and acquired essentially all of the assets of a failed New Jersey State-chartered bank, from the Federal Deposit Insurance Corporation (the “FDIC”) as receiver for the failed bank, pursuant to the terms of the Purchase and Assumption Agreement, dated October 14, 2011, between the Bank and the FDIC.

The application of the acquisition method of accounting resulted in a bargain purchase gain of $3.6 million, net of tax, which is included in “non-interest income” in the Company’s Consolidated Statement of Income for the year ended December 31, 2011.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

A summary of the net assets acquired and the estimated fair value adjustments resulting in the net gain follows:

October 14, 2011
(in thousands)

Transaction cost basis liabilities in excess of assets	$(3,692)
Receivable from the FDIC	50,502

Net assets acquired before fair value adjustments	46,810
Fair value adjustments:
Loans	(40,506)
Other real estate owned	(1,531)
Core deposit intangible	1,160

Pre-tax bargain purchase gain	5,933
Deferred income tax liability	(2,373)

Net after-tax bargain purchase gain	$3,560

The following table sets forth the assets acquired and liabilities assumed, at fair value.

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED AT

ESTIMATED FAIR VALUE

October 14, 2011
(in thousands)

Assets
Cash and cash equivalents	$26,947
Receivable from Federal Deposit Insurance Corporation	50,502
Securities available for sale:
Mortgage-backed securities	15,454
Government sponsored enterprise bonds	5,741

Total securities	21,195
Total loans	91,917
Core deposit intangible	1,160
Other real estate owned	1,166
Federal Home Loan Bank of New York stock	265
Other assets	1,495

Total assets acquired	$194,647

Liabilities
Deposits	$188,234
Other liabilities	480
Deferred tax liabilities	2,373

Total liabilities assumed	$191,087

Net assets acquired	$3,560

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Fair Value of Assets Acquired and Liabilities Assumed

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected cash flows and loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with a high degree of precision. Changes in assumptions could significantly affect the estimates.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value on the acquisition date. The determination of where an instrument falls in the fair value hierarchy requires significant judgment.

Cash and Cash Equivalents and Receivable from FDIC

Included in the acquired cash and cash equivalents were cash and due from banks of $23.9 million and federal funds sold of $3.0 million. The estimated fair values of cash and cash equivalents and the receivable from the FDIC of $50.5 million approximate their stated face amounts, as these financial instruments are either due on demand or have short-term maturities.

Investment Securities and Federal Home Loan Bank of New York (“FHLB”) Stock

Estimated fair values for the securities was derived from observable inputs (Level 2). The estimated fair values were derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. Broker/dealer quotes are utilized as well when such quotes are available and deemed representative of the market. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Company (observable inputs).

The redemption value of the FHLB stock approximates fair value.

Loans

The loans are accounted for under FASB ASC Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality,” since all of these loans were acquired at a discount attributable, at least in part, to credit quality and are referred to as PCI loans . At the October 14, 2011 acquisition date, we estimated the fair value of the loan portfolio, at $91.9 million, which represents the expected cash flows from the portfolio discounted at market-based rates with no valuation allowance. In estimating such fair value, we (a) calculated the contractual recorded amount and timing of undiscounted principal and interest payments (the “undiscounted contractual cash flows”); and (b) estimated the amount and timing of undiscounted expected principal and interest payments (the “undiscounted expected cash flows”). The difference between the undiscounted cash flows expected at acquisition and the investment in the PCI loans, or the “accretable yield”, is recognized as interest income utilizing the level yield method over the life of the loans. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “non-accretable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. The nonaccretable difference represents an estimate of the credit risk in the loan portfolio at the acquisition date. We estimated the cash flows expected to be collected by using credit risk, interest rate risk, and prepayment risk models, which incorporate our best estimate of current key assumptions, such as default rates, loss severity rates, collateral values and prepayment speeds. We adopted guidelines under FASB ASC Topic 310-30, whereby the Bank aggregated acquired loans into pools, with common risk characteristics. Each pool of loans is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

The loans acquired in the transaction are, and will continue to be, reviewed for collectability, based on the expectations of cash flows on these loans. Increases in expected cash flows subsequent to the acquisition are recognized prospectively through an adjustment of the yield on the pool over its remaining life, while decreases in expected cash flows are recognized as impairment through a loss provision and an increase in the allowance for loan losses.

The following details the accretable yield for the year ended December 31, 2011 (in thousands):

For the Year Ended
December 31, 2011
Balance at the beginning of year	$—
Accretable yield at purchase date	43,937
Accretion into interest income	(1,444)
Net reclassification from / (to) non-accretable difference	—

Balance at end of year	$42,493

Core Deposit Intangible (“CDI”)

CDI is a measure of the value of the customer relationships in non-maturity deposits. The fair value of the CDI is based on the present value of the expected cost savings attributable to this funding, relative to an alternative source of funding (Level 2). The CDI related to the acquisition will be amortized over an estimated useful life of seven years to approximate the existing deposit relationships acquired. The Company evaluates such identifiable intangibles for impairment when an indication of impairment exists.

Other real estate owned

Other real estate owned (“OREO”) estimated fair values are based on unobservable inputs (Level 3) such as recent comparable sales, current listings of similar properties, and appraisal reports prepared by qualified independent third party appraisers, less estimated disposition costs, discounted over the estimated holding period.

Deposit Liabilities

The fair values of deposit liabilities with no stated maturity (i.e., NOW and money market accounts, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit are equal to the carrying amount payable. All rates on certificate of deposits were adjusted in accordance with FDIC rules, regulations, and powers to current market rates based on the remaining maturity of the account, therefore the carrying value approximates fair value.

Deferred Income Taxes

Deferred income taxes relate to the differences between the financial statement and tax bases of assets acquired and liabilities assumed in the transaction. The Company’s deferred income taxes were measured using a combined federal and state tax rate of approximately 40%.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

(3)	Securities Available-for-Sale

The following is a comparative summary of mortgage-backed securities and other securities available-for-sale at December 31 (in thousands):

	2011
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Mortgage-backed securities:
Pass-through certificates:
Government sponsored enterprises (GSE)	$490,184	$24,709	$—	$514,893
Non-GSE	8,770	—	1,255	7,515
Real estate mortgage investment conduits (REMICs):
GSE	426,362	4,662	135	430,889
Non-GSE	31,114	1,859	37	32,936

	956,430	31,230	1,427	986,233

Other securities:
Equity investments-mutual funds	11,787	48	—	11,835
Corporate bonds	100,922	358	623	100,657

	112,709	406	623	112,492

Total securities available-for-sale	$1,069,139	$31,636	$2,050	$1,098,725

	2010
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Mortgage-backed securities:
Pass-through certificates:
Government sponsored enterprises (GSE)	$342,316	$13,479	$—	$355,795
Non-GSE	27,801	814	737	27,878
Real estate mortgage investment conduits (REMICs):
GSE	622,582	3,020	3,525	622,077
Non-GSE	65,766	3,674	51	69,389

	1,058,465	20,987	4,313	1,075,139

Other securities:
Equity investments-mutual funds	12,437	31	115	12,353
GSE bonds	34,988	45	—	35,033
Corporate bonds	119,765	2,146	123	121,788

	167,190	2,222	238	169,174

Total securities available-for-sale	$1,225,655	$23,209	$4,551	$1,244,313

The following is a summary of the expected maturity distribution of debt securities available-for-sale other than mortgage-backed securities at December 31, 2011 (in thousands):

	Amortized	Estimated
Available-for-sale	Cost	Fair Value
Due in one year or less	$30,354	$30,552
Due after one year through five years	70,568	70,105

	$100,922	$100,657

Expected maturities on mortgage-backed securities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties.

Certain securities available-for-sale are pledged to secure borrowings under Pledge Agreements and Repurchase Agreements and for other purposes required by law. At December 31, 2011, and December 31, 2010, securities available-for-sale with a carrying value of $3,992,000 and $5,725,000, respectively, were pledged to secure deposits. See Note 8 for further discussion regarding securities pledged for borrowings.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

For the year ended December 31, 2011, the Company had gross proceeds of $182.7 million on sales of securities available-for-sale with gross realized gains and gross realized losses of approximately $2.9 million and $177,000, respectively. For the year ended December 31, 2010, the Company had gross proceeds of $221.2 million on sales of securities available-for-sale with gross realized gains and gross realized losses of approximately $1.3 million and $4,000, respectively. For the year ended December 31, 2009, the Company had gross proceeds of $3.3 million on sales of securities available-for-sale with gross realized gains and gross realized losses of approximately $89,000 and $0, respectively. The Company routinely sells securities when market pricing presents, in management’s assessment, an economic benefit that outweighs holding such security, and when smaller balance securities become cost prohibitive to carry.

The Company recognized other-than-temporary impairment charges of $1.2 million during the year ended December 31, 2011, related to one equity investment in a mutual fund and two private label mortgage-backed securities. The Company recognized the credit component of $409,000 in earnings and the non-credit component of $743,000 as a component of accumulated other comprehensive income, net of tax. The Company recognized other-than-temporary impairment charges of $962,000 during the year ended December 31, 2010, related to one private label mortgage-backed security. The Company recognized the credit component of $154,000 in earnings and the non-credit component of $808,000 as a part of accumulated other comprehensive income, net of tax. The Company recognized other-than-temporary impairment charges of $1.4 million during the year ended December 31, 2009, related to one private label mortgage-backed security. The Company recognized the credit component of $176,000 in earnings and the non-credit component of $1.2 million as a part of accumulated other comprehensive income, net of tax.

The following is a rollforward of 2011, 2010, and 2009 activity related to the credit component of other-than-temporary impairment recognized on debt securities in pre-tax earnings, for which a portion of other-than-temporary impairment was recognized in accumulated other comprehensive income (in thousands):

	2011	2010	2009
Balance, beginning of year	$330	$176	$—
Additions to the credit component on debt securities in which other-than-temporary impairment was not previously recognized	248	154	176

Cumulative pre-tax credit losses, end of year	$578	$330	$176

In addition, the Company recorded other-than-temporary impairment of $161,000 in 2011 on equity securities.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Gross unrealized losses on mortgage-backed securities, equity securities, agency bonds, and corporate bonds available-for-sale, and the estimated fair value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010, were as follows (in thousands):

	December 31, 2011
	Less than 12 months		12 months or more		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	losses	fair value	losses	fair value	losses	fair value
Mortgage-backed securities:
Pass-through certificates:
Non-GSE	307	2,513	948	5,002	1,255	7,515
Real estate mortgage investment conduits (REMICs):
GSE	135	54,475	—	—	135	54,475
Non-GSE	—	—	37	842	37	842
Corporate bonds	113	27,523	510	13,132	623	40,655

Total	$555	$84,511	$1,495	$18,976	$2,050	$103,487

	December 31, 2010
	Less than 12 months		12 months or more		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	losses	fair value	losses	fair value	losses	fair value
Mortgage-backed securities:
Pass-through certificates:
Non-GSE	$—	$—	$737	$10,126	$737	$10,126
Real estate mortgage investment conduits (REMICs):
GSE	3,525	344,971	—	—	3,525	344,971
Non-GSE	—	—	51	1,238	51	1,238
Corporate bonds	123	13,880	—	—	123	13,880
Equity Investments - mutual funds	115	4,884	—	—	115	4,884

Total	$3,763	$363,735	$788	$11,364	$4,551	$375,099

Included in the above available-for-sale security amounts at December 31, 2011, was one pass-through non-GSE mortgage-backed security in a continuous unrealized loss position of greater than twelve months that was rated less than investment grade at December 31, 2011. The security had an estimated fair value of $5.0 million (amortized cost of $5.9 million), was rated Caa2, and had the following underlying collateral characteristics: 83% originated in 2004, and 17% originated in 2005. The rating of the security detailed above represents the lowest rating received from the rating agencies of Moody’s, Standard & Poor’s, and Fitch. The Company continues to receive principal and interest payments in accordance with the contractual terms of this security. Management has evaluated, among other things, delinquency status, location of collateral, estimated prepayment speeds, and the estimated default rates and loss severity in liquidating the underlying collateral of this security. As a result of management’s evaluation of this security, the Company recognized, during the year ended December 31, 2011, other-than-temporary impairment of $593,000. Since management does not have the intent to sell the security, and believes it is more likely than not that the Company will not be required to sell the security, before its anticipated recovery (which may be at maturity), the credit component of $139,000 was recognized in earnings, and the non-credit component of $454,000 was recorded as a component of accumulated other comprehensive income, net of tax.

In addition to the one pass-through non-GSE mortgage-backed security discussed above, the Company had one additional private label security that was rated less than investment grade at December 31, 2011. The security had an estimated fair value of $2.5 million (amortized cost of $2.8 million), was rated C, and was supported by collateral which was originated in 2006. The rating of the security detailed above represents the lowest rating for the security received from the rating agencies of Moody’s, Standard & Poor’s, and Fitch. The Company continues to receive principal and interest payments in accordance with the contractual terms of this security. Management has evaluated, among other things, delinquency status, location of collateral, estimated prepayment speeds, and the estimated default rates and loss severity in liquidating the underlying collateral for this security. As a result of management’s evaluation of this security, the Company recognized

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

during the year ended December 31, 2011, other than temporary impairment of $398,000. Since management does not have the intent to sell the security and believes it is more likely than not that the Company will not be required to sell the security, before its anticipated recovery (which may be maturity), the credit component of $109,000 was recognized in earnings, and the non credit component of $289,000 was recorded as a component of accumulated other comprehensive income, net of tax.

The Company held one REMIC non-GSE mortgage-backed security that was in a continuous unrealized loss position of greater than twelve months, three corporate bonds, two pass-through GSE mortgage-backed securities, and five REMIC mortgage-backed securities issued or guaranteed by GSEs, that were in an unrealized loss position of less than twelve months, and rated investment grade at December 31, 2011. The declines in value relate to the general interest rate environment and are considered temporary. The securities cannot be prepaid in a manner that would result in the Company not receiving substantially all of its amortized cost. The Company neither has an intent to sell, nor is it more likely than not that the Company will be required to sell, the securities before the recovery of their amortized cost basis or, if necessary, maturity.

The fair values of our investment securities could decline in the future if the underlying performance of the collateral for the collateralized mortgage obligations or other securities deteriorates and our credit enhancement levels do not provide sufficient protections to our contractual principal and interest. As a result, there is a risk that significant other-than-temporary impairments may occur in the future given the current economic environment.

(4)	Securities Held-to-Maturity

The following is a comparative summary of mortgage-backed securities held-to-maturity at December 31 (in thousands):

	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities:
Pass-through certificates:
GSE	$629	$43	$—	$672
Real estate mortgage investment conduits (REMICs):
GSE	2,988	111	—	3,099

Total securities held-to-maturity	$3,617	$154	$—	$3,771

	2010
	Amortized	Gross	Gross	Estimated
Mortgage-backed securities:
Pass-through certificates:
GSE	$854	$45	$—	$899
Real estate mortgage investment conduits (REMICs):
GSE	4,206	168	—	4,374

Total securities held-to-maturity	$5,060	$213	$—	$5,273

The Company did not sell any held-to-maturity securities during the years ended December 31, 2011, 2010 and 2009.

The fair values of our investment securities could decline in the future if the underlying performance of the collateral for the collateralized mortgage obligation or other securities deteriorates and our credit enhancement levels do not provide sufficient protections to our contractual principal and interest. As a result, there is a risk that significant other-than-temporary impairments may occur in the future given the current economic environment.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

(5)	Loans

Loans held-for-investment, net, consists of the following at December 31, 2011 and 2010 (in thousands):

	December 31,
	2011	2010
Originated Loans:
Real estate loans:
Multifamily	$458,370	$283,588
Commercial mortgage	327,074	339,321
One-to-four family residential mortgage	72,592	78,032
Home equity and lines of credit	29,666	28,125
Construction and land	23,460	35,054

Total real estate loans	911,162	764,120

Commercial and industrial loans	12,710	17,020
Insurance premium loans	59,096	44,517
Other loans	1,496	1,062

Total commercial and industrial, insurance premium, and other loans	73,302	62,599

Deferred loan cost, net	1,481	872

Originated loans, net	985,945	827,591
PCI loans	88,522	—

Loans held-for-investment, net	1,074,467	827,591
Allowance for loan losses	(26,836)	(21,819)

Net loans held-for-investment	$1,047,631	$805,772

The Company had $3.9 million and $1.2 million in loans held-for-sale at December 31, 2011 and 2010, respectively. Loans held-for-sale included $3.4 million and $0 of non-accrual loans at December 31, 2011 and 2010.

The Company does not have any lending programs commonly referred to as subprime lending. Subprime lending generally targets borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios.

The Company, through its principal subsidiary, the Bank, serviced $41.3 million and $52.1 million of loans at December 31, 2011 and 2010, respectively, for Freddie Mac. These one- to four-family residential mortgage real estate loans were underwritten to Freddie Mac guidelines and to comply with applicable federal, state, and local laws. At the time of the closing of these loans the Company owned the loans and subsequently sold them to Freddie Mac providing normal and customary representations and warranties, including representations and warranties related to compliance with Freddie Mac underwriting standards. At the time of sale, the loans were free from encumbrances except for the mortgages filed for by the Company which, with other underwriting documents, were subsequently assigned and delivered to Freddie Mac. At December 31, 2011, substantially all of the loans serviced for Freddie Mac were performing in accordance with their contractual terms and management believes that it has no material repurchase obligations associated with these loans. Servicing of loans for others does not have a significant effect on our financial position or results of operations.

We provide for loan losses based on the consistent application of our documented allowance for loan loss methodology. Loan losses are charged to the allowance for loans losses and recoveries are credited to it. Additions to the allowance for loan losses are provided by charges against income based on various factors

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

which, in our judgment, deserve current recognition in estimating probable losses. Loan losses are charged-off in the period the loans, or portion thereof, are deemed uncollectible. Generally, the Company will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less cost to sell, for collateral dependent loans. We regularly review the loan portfolio and make adjustments for loan losses in order to maintain the allowance for loan losses in accordance with U.S. generally accepted accounting principles (“GAAP”). At December 31, 2011 management’s evaluation of estimated cash flows related to PCI loan pools was consistent with estimates utilized to determine estimated fair values on date of acquisition and therefore no provision for loan losses was deemed necessary in 2011. At December 31, 2011 and 2010, the allowance for loan losses related solely to originated loans held-for-investment and consisted primarily of the following two components:

(1)	Specific allowances are established for originated impaired loans (generally defined by the company as non-accrual loans with an outstanding balance of $500,000 or greater). The amount of impairment provided for as an allowance is represented by the deficiency, if any, between the present value of expected future cash flows discounted at the original loan’s effective interest rate or the underlying collateral value (less estimated costs to sell,) if the loan is collateral dependent, and the carrying value of the loan. Impaired loans that have no impairment losses are not considered for general valuation allowances described below. Generally, the Company charges down a loan to the estimated fair value of the underlying collateral, less costs to sell, and maintains an allowance for loan losses for expected losses related to discounts to facilitate a sale of the property.

(2)	General allowances are established for loan losses on a portfolio basis for originated loans that do not meet the definition of impaired. The portfolio is grouped into similar risk characteristics, primarily loan type, loan-to-value, if collateral dependent, and internal credit risk ratings. We apply an estimated loss rate to each loan group. The loss rates applied are based on our cumulative prior two year loss experience adjusted, as appropriate, for the environmental factors discussed below. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established, which could have a material negative effect on our financial results. Within general allowances is an unallocated reserve established to recognize losses related to the inherent subjective nature of the appraisal process and the internal credit risk rating process.

In underwriting a loan secured by real property, we require an appraisal (or an automated valuation model) of the property by an independent licensed appraiser approved by the Company’s board of directors. The appraisal is subject to review by an independent third party hired by the Company. We review and inspect properties before disbursement of funds during the term of a construction loan. Generally, management obtains updated appraisals when a loan is deemed impaired. These appraisals may be more limited than those prepared for the underwriting of a new loan. In addition, when the Company acquires other real estate owned, it generally obtains a current appraisal to substantiate the net carrying value of the asset.

The adjustments to our loss experience are based on our evaluation of several environmental factors, including:

•

changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of our portfolio, including the condition of various market segments;

•	changes in the nature and volume of our portfolio and in the terms of our loans;

•	changes in the experience, ability, and depth of lending management and other relevant staff;

•	changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans;

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

•	changes in the quality of our loan review system;

•	changes in the value of underlying collateral for collateral-dependent loans;

•	the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and

•	the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

In evaluating the estimated loss factors to be utilized for each loan group, management also reviews actual loss history over an extended period of time as reported by the FDIC for institutions both in our market area and nationally for periods that are believed to have experienced similar economic conditions.

We evaluate the allowance for loan losses based on the combined total of the impaired and general components for originated loans. Generally when the loan portfolio increases, absent other factors, our allowance for loan loss methodology results in a higher dollar amount of estimated probable losses. Conversely, when the loan portfolio decreases, absent other factors, our allowance for loan loss methodology results in a lower dollar amount of estimated probable losses.

Each quarter we evaluate the allowance for loan losses and adjust the allowance as appropriate through a provision for loan losses. While we use the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the information used in making the evaluations. In addition, as an integral part of their examination process, the OCC will periodically review the allowance for loan losses. The OCC may require us to adjust the allowance based on their analysis of information available to them at the time of their examination. Our last examination was as of September 30, 2011.

A summary of changes in the allowance for loan losses for the years ended December 31, 2011, 2010, and 2009 follows (in thousands):

	December 31,
	2011	2010	2009

Balance at beginning of year	$21,819	$15,414	$8,778
Provision for loan losses	12,589	10,084	9,038
Recoveries	108	20	—
Charge-offs	(7,680)	(3,699)	(2,402)

Balance at end of year	$26,836	$21,819	$15,414

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

The following table sets forth activity in our allowance for loan losses, by loan type, for the years ended December 31, 2011 and 2010. The following table also details the amount of originated loans receivable held-for-investment, net of deferred loan fees and costs, that are evaluated individually, and collectively, for impairment, and the related portion of allowance for loan losses that is allocated to each loan portfolio segment (in thousands).

	December 31, 2011
	Real Estate
	Commercial	One-to-Four Family	Construction and Land	Multifamily	Home Equity and Lines of Credit	Commercial and Industrial	Insurance Premium	Other	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$12,654	$570	$1,855	$5,137	$242	$719	$111	$28	$503	$21,819
Charge-offs	(5,398)	(101)	(693)	(718)	(62)	(638)	(70)	—	—	(7,680)
Recoveries	55	—	—	—	—	23	30	—	—	108
Provisions	6,809	498	27	2,353	238	1,931	115	12	606	12,589

Ending Balance	$14,120	$967	$1,189	$6,772	$418	$2,035	$186	$40	$1,109	$26,836

Ending balance: individually evaluated for impairment	$1,895	$408	$—	$338	$30	$1,393	$—	$—	$—	$4,064

Ending balance: collectively evaluated for impairment	$12,225	$559	$1,189	$6,434	$388	$642	$186	$40	$1,109	$22,772

Originated loans, net:
Ending Balance	$327,141	$72,679	$23,478	$459,434	$29,906	$12,715	$59,096	$1,496	$—	$985,945

Ending balance: individually evaluated for impairment	$43,448	$2,532	$1,709	$2,945	$1,593	$2,043	$—	$—	$—	$54,270

Ending balance: collectively evaluated for impairment	$283,693	$70,147	$21,769	$456,489	$28,313	$10,672	$59,096	$1,496	$—	$931,675

	December 31, 2010
	Real Estate
	Commercial	One-to-Four Family	Construction and Land	Multifamily	Home Equity and Lines of Credit	Commercial and Industrial	Insurance Premium	Other	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$8,403	$163	$2,409	$1,866	$210	$1,877	$101	$34	$351	$15,414
Charge-offs	(987)	—	(443)	(2,132)	—	(36)	(101)	—	—	(3,699)
Recoveries	—	—	—	—	—	—	20	—	—	20
Provisions	5,238	407	(111)	5,403	32	(1,122)	91	(6)	152	10,084

Ending Balance	$12,654	$570	$1,855	$5,137	$242	$719	$111	$28	$503	$21,819

Ending balance: individually evaluated for impairment	$2,129	$369	$36	$121	$—	$—	$—	$—	$—	$2,655

Ending balance: collectively evaluated for impairment	$10,525	$201	$1,819	$5,016	$242	$719	$111	$28	$503	$19,164

Originated loans, net:
Ending balance	$339,259	$78,109	$35,077	$284,199	$28,337	$17,032	$44,517	$1,061	$—	$827,591

Ending balance: individually evaluated for impairment	$51,324	$1,750	$4,562	$5,083	$—	$500	$—	$—	$—	$63,219

Ending balance: collectively evaluated for impairment	$287,935	$76,359	$30,515	$279,116	$28,337	$16,532	$44,517	$1,061	$—	$764,372

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

The Company monitors the credit quality of its loan receivables on a periodic basis. Credit quality is monitored by reviewing certain credit quality indicators. Management has determined that loan-to-value ratios (at period end) and internally assigned credit risk ratings by loan type are the key credit quality indicators that best management measure the credit quality of the Company’s loan receivables. Loan-to-value (LTV) ratios used by management in monitoring credit quality are based on current period loan balances and original values at time of origination (unless a current appraisal has been obtained as a result of the loan being deemed impaired). In calculating the provision for loan losses, management has determined that commercial real estate loans and multifamily loans having loan-to-value ratios of less than 35%, and one-to-four family loans having loan-to-value ratios of less than 60%, require less of a loss factor than those with higher loan to value ratios.

The Company maintains a credit risk rating system as part of the risk assessment of its loan portfolio. The Company’s lending officers are required to assign a credit risk rating to each loan in their portfolio at origination. When the lender learns of important financial developments, the risk rating is reviewed accordingly, and adjusted if necessary. Monthly, management presents monitored assets to the loan committee. In addition, the Company engages a third party independent loan reviewer that performs semi-annual reviews of a sample of loans, validating the credit risk ratings assigned to such loans. The credit risk ratings play an important role in the establishment of the loan loss provision and to confirm the adequacy of the allowance for loan losses for originated loans held-for-investment. After determining the general reserve loss factor for each originated portfolio segment held-for-investment, the originated portfolio segment held-for-investment balance collectively evaluated for impairment is multiplied by the general reserve loss factor for the respective portfolio segment in order to determine the general reserve. Loans that have an internal credit rating of special mention or substandard receive a multiple of the general reserve loss factors for each portfolio segment, in order to determine the general reserve.

When assigning a risk rating to a loan, management utilizes the Bank’s internal nine-point credit risk rating system.

1.	Strong
2.	Good
3.	Acceptable
4.	Adequate
5.	Watch
6.	Special Mention
7.	Substandard
8.	Doubtful
9.	Loss

Loans rated 1 to 5 are considered pass ratings. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets have well defined weaknesses based on objective evidence, and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable based on current circumstances. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets which do not currently expose the Company to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses, are required to be designated special mention.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

The following table details the recorded investment of originated loans receivable held-for-investment, net of deferred fees and costs, by loan type and credit quality indicator at December 31, 2011 and 2010 (in thousands).

	At December 31, 2011
	Real Estate
	Commercial		One- to Four-Family		Construction and Land	Multifamily		Home Equity and Lines of Credit	Commercial and Industrial	Insurance Premium	Other	Total
	< 35% LTV	=> 35% LTV	< 60% LTV	=> 60% LTV		< 35% LTV	=> 35% LTV

Internal Risk Rating
Pass	$30,478	$214,120	$39,808	$27,806	$17,229	$23,595	$419,433	$27,751	$8,761	$58,817	$1,496	$869,294
Special Mention	624	23,271	1,730	—	631	—	11,989	389	1,118	142	—	39,894
Substandard	2,027	56,621	821	2,514	5,618	555	3,862	1,766	2,836	137	—	76,757

Total Loans Receivable, net	$33,129	$294,012	$42,359	$30,320	$23,478	$24,150	$435,284	$29,906	$12,715	$59,096	$1,496	$985,945

	At December 31, 2010
	Real Estate
	Commercial		One- to Four-Family		Construction and Land	Multifamily		Home Equity and Lines of Credit	Commercial and Industrial	Insurance Premium	Other	Total
	< 35% LTV	=> 35% LTV	< 60% LTV	=> 60% LTV		< 35% LTV	=> 35% LTV

Internal Risk Rating
Pass	$24,826	$248,759	$49,928	$22,247	$24,767	$18,880	$256,948	$28,042	$14,110	$44,149	$1,061	$733,717
Special Mention	1,613	12,108	1,206	1,750	1,128	—	5,233	55	776	239	—	24,108
Substandard	1,385	50,568	623	2,355	9,182	504	2,634	240	2,146	129	—	69,766

Total Loans Receivable, net	$27,824	$311,435	$51,757	$26,352	$35,077	$19,384	$264,815	$28,337	$17,032	$44,517	$1,061	$827,591

Included in originated loans receivable (including held-for-sale) are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. The recorded investment of these nonaccrual loans was $43.8 million and $59.3 million at December 31, 2011, and December 31, 2010, respectively. Generally, originated loans (both held-for-investment and held-for-sale) are placed on non-accruing status when they become 90 days or more delinquent, and remain on non-accrual status until they are brought current, have six months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accruing status.

Non-accrual amounts included loans deemed to be impaired of $36.1 million and $52.0 million at December 31, 2011, and December 31, 2010, respectively. Loans on non-accrual status with principal balances less than $500,000, and therefore not meeting the Company’s definition of an impaired loan, amounted to $4.3 million and $7.3 million at December 31, 2011, and December 31, 2010, respectively. Non-accrual amounts included in loans held-for-sale were $3.4 million and $0 at December 31, 2011, and December 31, 2010, respectively. Loans past due ninety days or more and still accruing interest were $85,000 and $1.6 million at December 31, 2011, and December 31, 2010, respectively, and consisted of loans that are well secured and in the process of renewal.

The following table sets forth the detail, and delinquency status, of non-performing loans (non-accrual loans and loans past due ninety days or more and still accruing), net of deferred fees and costs, at December 31, 2011 and 2010 (in thousands) excluding PCI loans which have been segregated into pools in accordance with ASC Subtopic 310-30. Each loan pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

	At December 31, 2011
	Non-Accruing Loans
	0-29 Days Past Due	30-89 Days Past Due	90 Days or More Past Due	Total	90 Days or More Past Due and Accruing	Total Non- Performing Loans
Loans held-for-investment:
Real estate loans:
Commercial
LTV < 35%
Special Mention	$—	$—	$—	$—	$13	$13
Substandard	404	—	1,360	1,764	—	1,764

Total	404	—	1,360	1,764	13	1,777
LTV => 35%
Special Mention	876	—	1,020	1,896	—	1,896
Substandard	14,657	3,438	10,559	28,654	—	28,654

Total	15,533	3,438	11,579	30,550	—	30,550

Total commercial	15,937	3,438	12,939	32,314	13	32,327

One-to-four family residential
LTV < 60%
Special Mention	—	23	335	358	—	358
Substandard	210	—	198	408	—	408

Total	210	23	533	766	—	766
LTV => 60%
Substandard	—	572		572	—	572

Total	—	572	—	572	—	572

Total one-to-four family residential	210	595	533	1,338	—	1,338

Construction and land
Special Mention	—	—	—	—		—
Substandard	1,709	—	—	1,709	—	1,709

Total construction and land	1,709	—	—	1,709	—	1,709

Multifamily
LTV < 35%
Substandard	523	—	—	523	—	523

Total	523	—	—	523	—	523
LTV => 35%
Substandard	—	—	1,179	1,179	72	1,251

Total	—	—	1,179	1,179	72	1,251

Total multifamily	523	—	1,179	1,702	72	1,774

Home equity and lines of credit
Substandard	102	—	1,664	1,766		1,766

Total home equity and lines of credit	102	—	1,664	1,766	—	1,766

Commercial and industrial loans
Special Mention	—	—	724	724	—	724
Substandard	553	—	90	643	—	643

Total commercial and industrial loans	553	—	814	1,367	—	1,367

Insurance premium loans - substandard	—	—	137	137	—	137

Total insurance premium loans	—	—	137	137	—	137

Total loans-held-for-investmet	19,034	4,033	17,266	40,333	85	40,418

Loans held-for-sale:
Commercial
LTV < 35%
Substandard	—	—	263	263	—	263

Total	—	—	263	263	—	263
LTV => 35%
Substandard	458	175	1,449	2,082	—	2,082

Total	458	175	1,449	2,082	—	2,082

Total commercial	458	175	1,712	2,345	—	2,345

Construction and land
Substandard	—	—	422	422	—	422

Total construction and land	—	—	422	422	—	422

Multifamily
LTV < 35%
Substandard	—	—	32	32	—	32

Total	—	—	32	32	—	32
LTV => 35%
Substandard	—	—	441	441	—	441

Total	—	—	441	441	—	441

Total multifamily	—	—	473	473	—	473

Commercial and industrial loans
Substandard	—	—	208	208	—	208

Total commercial and industrial loans	—	—	208	208	—	208

Total loans held-for-sale	458	175	2,815	3,448	—	3,448

Total non-performing loans	$19,492	$4,208	$20,081	$43,781	$85	$43,866

	At December 31, 2010
	Non-Accruing Loans
	0-29 Days Past Due	30-89 Days Past Due	90 Days or More Past Due	Total	90 Days or More Past Due and Accruing	Total Non- Performing Loans
Real estate loans:
Commercial
LTV < 35%
Special Mention	$29	$—	$—	$29	$—	$29

Total	29	—	—	29	—	29
LTV => 35%
Substandard	13,650	15,050	17,659	46,359	—	46,359

Total	13,650	15,050	17,659	46,359	—	46,359

Total commercial	13,679	15,050	17,659	46,388	—	46,388

One-to-four family residential
LTV < 60%
Special Mention	—	179	99	278	86	364
Substandard	135	—	197	332	291	623

Total	135	179	296	610	377	987
LTV => 60%
Substandard	—	591	74	665	731	1,396

Total	—	591	74	665	731	1,396

Total one-to-four family residential	135	770	370	1,275	1,108	2,383

Construction and land
Special Mention	—	—	—	—	404	404
Substandard	2,152	1,860	1,110	5,122	—	5,122

Total construction and land	2,152	1,860	1,110	5,122	404	5,526

Multifamily
LTV < 35%
Substandard	—	504	—	504	—	504

Total	—	504	—	504	—	504
LTV => 35%
Special Mention	1,824	—	—	1,824	—	1,824
Substandard	—	423	2,112	2,535	—	2,535

Total	1,824	423	2,112	4,359	—	4,359

Total multifamily	1,824	927	2,112	4,863	—	4,863

Home equity and lines of credit
Substandard	—	—	181	181	59	240

Total home equity and lines of credit	—	—	181	181	59	240

Commercial and industrial loans
Pass	—	—	—	—	38	38
Special Mention	—	—	100	100	—	100
Substandard	—	267	956	1,223	—	1,223

Total commercial and industrial loans	—	267	1,056	1,323	38	1,361

Insurance premium loans - substandard	—	—	129	129	—	129

Total insurance premium loans	—	—	129	129	—	129

Total non-performing loans	$17,790	$18,874	$22,617	$59,281	$1,609	$60,890

The following table sets forth the detail and delinquency status of originated loans receivable held-for-investment, net of deferred fees and costs, by performing and non-performing loans at December 31, 2011 and 2010 (in thousands).

	December 31, 2011
	Performing (Accruing) Loans
	0-29 Days Past Due	30-89 Days Past Due	Total	Non- Performing Loans	Total Loans Receivable, net
Loans held-for-investment:
Real estate loans:
Commercial
LTV < 35%
Pass	$30,478	$—	$30,478	$—	$30,478
Special Mention	611	—	611	13	624
Substandard	—	—	—	1,764	1,764

Total	31,089	—	31,089	1,777	32,866
LTV > 35%
Pass	215,123	1,342	216,465	—	216,465
Special Mention	20,796	579	21,375	1,896	23,271
Substandard	19,402	6,483	25,885	28,654	54,539

Total	255,321	8,404	263,725	30,550	294,275

Total commercial	286,410	8,404	294,814	32,327	327,141

One-to-four family residential
LTV < 60%
Pass	39,420	388	39,808	—	39,808
Special Mention	974	398	1,372	358	1,730
Substandard	129	284	413	408	821

Total	40,523	1,070	41,593	766	42,359
LTV > 60%
Pass	26,618	1,188	27,806	—	27,806
Special Mention	—	—	—	—	—
Substandard	1,942	—	1,942	572	2,514

Total	28,560	1,188	29,748	572	30,320

Total one-to-four family residential	69,083	2,258	71,341	1,338	72,679

Construction and land
Pass	14,610	3,041	17,651	—	17,651
Special Mention	631	—	631	—	631
Substandard	3,487	—	3,487	1,709	5,196

Total construction and land	18,728	3,041	21,769	1,709	23,478

Multifamily
LTV < 35%
Pass	23,595	—	23,595	—	23,595
Substandard	—	—	—	523	523

Total	23,595	—	23,595	523	24,118
LTV > 35%
Pass	416,453	3,453	419,906	—	419,906
Special Mention	10,526	1,463	11,989	—	11,989
Substandard	618	1,552	2,170	1,251	3,421

Total	427,597	6,468	434,065	1,251	435,316

Total multifamily	451,192	6,468	457,660	1,774	459,434

Home equity and lines of credit
Pass	27,721	30	27,751	—	27,751
Special Mention	389	—	389	—	389
Substandard	—	—	—	1,766	1,766

Total home equity and lines of credit	28,110	30	28,140	1,766	29,906

Commercial and industrial loans
Pass	8,887	82	8,969	—	8,969
Special Mention	269	125	394	724	1,118
Substandard	1,985	—	1,985	643	2,628

Total commercial and industrial loans	11,141	207	11,348	1,367	12,715

Insurance premium loans
Pass	58,391	426	58,817	—	58,817
Special Mention	—	142	142	—	142
Substandard	—	—	—	137	137

Total insurance premium loans	58,391	568	58,959	137	59,096

Other loans
Pass	1,405	91	1,496	—	1,496

Total other loans	1,405	91	1,496	—	1,496

	$924,460	$21,067	$945,527	$40,418	$985,945

	December 31, 2010
	Performing (Accruing) Loans
	0-29 Days Past Due	30-89 Days Past Due	Total	Non- Performing Loans	Total Loans Receivable, net
Real estate loans:
Commercial
LTV < 35%
Pass	$24,823	$3	$24,826	$—	$24,826
Special Mention	1,068	516	1,584	29	1,613
Substandard	—	1,385	1,385	—	1,385

Total	25,891	1,904	27,795	29	27,824
LTV > 35%
Pass	242,131	6,628	248,759	—	248,759
Special Mention	11,670	438	12,108	—	12,108
Substandard	4,209	—	4,209	46,359	50,568

Total	258,010	7,066	265,076	46,359	311,435

Total commercial	283,901	8,970	292,871	46,388	339,259

One-to-four family residential
LTV < 60%
Pass	48,930	998	49,928	—	49,928
Special Mention	83	759	842	364	1,206
Substandard	—	—	—	623	623

Total	49,013	1,757	50,770	987	51,757
LTV > 60%
Pass	21,429	818	22,247	—	22,247
Special Mention	1,750	—	1,750	—	1,750
Substandard	959	—	959	1,396	2,355

Total	24,138	818	24,956	1,396	26,352

Total one-to-four family residential	73,151	2,575	75,726	2,383	78,109

Construction and land
Pass	24,767	—	24,767	—	24,767
Special Mention	225	499	724	404	1,128
Substandard	4,060	—	4,060	5,122	9,182

Total construction and land	29,052	499	29,551	5,526	35,077

Multifamily
LTV < 35%
Pass	18,656	224	18,880	—	18,880
Substandard	—	—	—	504	504

Total	18,656	224	18,880	504	19,384
LTV > 35%
Pass	251,129	5,819	256,948	—	256,948
Special Mention	3,258	151	3,409	1,824	5,233
Substandard	99	—	99	2,535	2,634

Total	254,486	5,970	260,456	4,359	264,815

Total multifamily	273,142	6,194	279,336	4,863	284,199

Home equity and lines of credit
Pass	27,780	262	28,042	—	28,042
Special Mention	55	—	55	—	55
Substandard	—	—	—	240	240

Total home equity and lines of credit	27,835	262	28,097	240	28,337

Commercial and industrial loans
Pass	13,626	446	14,072	38	14,110
Special Mention	586	90	676	100	776
Substandard	923	—	923	1,223	2,146

Total commercial and industrial loans	15,135	536	15,671	1,361	17,032

Insurance premium loans
Pass	43,728	421	44,149	—	44,149
Special Mention	—	239	239	—	239
Substandard	—	—	—	129	129

Total insurance premium loans	43,728	660	44,388	129	44,517

Other loans
Pass	959	102	1,061	—	1,061

Total other loans	959	102	1,061	—	1,061

	$746,903	$19,798	$766,701	$60,890	$827,591

The following table summarizes impaired loans as of December 31, 2011 and 2010 (in thousands):

	At December 31, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With No Allowance Recorded:
Real estate loans:
Commercial
LTV < 35%
Substandard	$1,764	$1,764	$—
Loss	—	471	—
LTV => 35%
Special Mention	3,670	3,679	—
Substandard	26,284	27,906	—
Construction and land
Substandard	1,709	2,607	—
Multifamily
LTV < 35%
Substandard	523	523	—
LTV => 35%
Substandard	870	870	—
Commercial and industrial loans
Special Mention	660	660	—
Substandard	921	921	—
With a Related Allowance Recorded:
Real estate loans:
Commercial
LTV < 35%
Substandard	1,766	2,132	(175)
LTV => 35%
Special Mention	659	685	(65)
Substandard	9,305	9,305	(1,655)
One-to-four family residential
LTV < 60%
Special Mention	782	782	(22)
LTV => 60%
Substandard	1,750	1,750	(386)
Multifamily
LTV => 35%	1,552	1,552	(338)
Substandard
Home equity and lines of credit
Substandard	1,593	1,593	(30)
Commercial and industrial loans
Substandard	462	462	(1,393)
Total:
Real estate loans
Commercial	43,448	45,942	(1,895)
One-to-four family residential	2,532	2,532	(408)
Construction and land	1,709	2,607	—
Multifamily	2,945	2,945	(338)
Home equity and lines of credit	1,593	1,593	(30)
Commercial and industrial loans	2,043	2,043	(1,393)

	$54,270	$57,662	$(4,064)

	At December 31, 2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With No Allowance Recorded:
Real estate loans:
Commercial
LTV < 35%
Special Mention	$661	$661	$—
LTV => 35%
Special Mention	4,807	4,807	—
Substandard	25,590	26,870	—
Construction and land
Substandard	2,152	2,416	—
Multifamily
LTV < 35%
Substandard	504	504	—
LTV => 35%
Special Mention	3,392	5,242	—
With a Related Allowance Recorded:
Real estate loans:
Commercial
LTV => 35%
Substandard	20,766	21,782	(2,129)
One-to-four family residential
LTV => 60%
Special Mention	1,750	1,750	(369)
Construction and land
Substandard	2,410	3,079	(36)
Multifamily
LTV => 35%
Substandard	1,187	1,632	(121)
Total:
Real estate loans
Commercial	51,824	54,120	(2,129)
One-to-four family residential	1,750	1,750	(369)
Construction and land	4,562	5,495	(36)
Multifamily	5,083	7,378	(121)

	$63,219	$68,743	$(2,655)

Included in the table above at December 31, 2011, are loans with carrying balances of $27.9 million that were not written down by either charge-offs or specific reserves in our allowance for loan losses. Included in the impaired loans at December 31, 2010, are loans with carrying balances of $24.8 million that were not written down either by charge-offs or specific reserves in our allowance for loan losses. Loans not written down by charge-offs or specific reserves at December 31, 2011, and 2010, have sufficient collateral values, less costs to sell (including any discounts to facilitate a sale), to support the carrying balances of the loans.

The average recorded balance of originated impaired loans (including held-for-investment and held-for-sale) for the years ended December 31, 2011, 2010, and 2009 was approximately $58.7 million, $54.3 million, and $27.2 million, respectively. The Company recorded $2.5 million, $2.8 million and $624,000 of interest income on impaired loans for the years ended December 31, 2011, 2010 and 2009, respectively.

The following tables summarize loans that were modified in a troubled debt restructuring during the year ended December 31, 2011.

	Year Ended December 31, 2011
	Number of Relationships	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(in thousands)
Troubled Debt Restructurings:
Commercial real estate loans
Special Mention	2	$4,007	$2,819
Substandard	3	13,966	13,966
Construction and land
Substandard	1	164	164
One-to-four Family
Special Mention	3	782	782
Home equity and lines of credit
Substandard	1	102	102
Commercial and industrial loans
Special Mention	1	40	40
Substandard	2	1,701	1,701

Total Troubled Debt Restructurings	13	$20,762	$19,574

At December 31, 2011 and 2010 we had troubled debt restructurings of $41.6 million and $31.2 million, respectively.

Nine of the relationships in the table above were restructured to receive reduced interest rates, two relationships were provided forbearance agreements to allow the owners to liquidate the properties and two relationships were granted extended maturities.

Management classifies all troubled debt restructurings as impaired loans. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the estimated fair value of the collateral (less cost to sell), if the loan is collateral dependent, or the present value of the expected future cash flows, if the loan is not collateral dependent. Management performs a detailed evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third party expert in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings is inherently subjective and requires, among other things, an evaluation of the borrower’s current and projected financial condition. Actual results may be significantly different than our projections and our established allowance for loan losses on these loans, which could have a material effect on our financial results.

There have been three loans that were restructured during the last twelve months that have subsequently defaulted. The following table details these loans at December 31, 2011:

	Year ended December 31, 2011
	Number of Relationships	30-89 Days Past Due	90 Days or More Past Due
	(in thousands)
Commercial real estate loans
Substandard - Accrual *	1	$2,425	$—
Substandard - Non-accrual	1	3,412	—
Commercial and industrial loans
Substandard - Non-accrual	1	—	90

Total	3	$5,837	$90

*	Thirty-one days delinquent

(6)	Premises and Equipment, Net

At December 31, 2011 and 2010, premises and equipment, less accumulated depreciation and amortization, consists of the following (in thousands):

	December 31,
	2011	2010

At cost:
Land	$436	$436
Buildings and improvements	3,224	3,270
Capital leases	2,600	2,600
Furniture, fixtures, and equipment	15,155	13,724
Leasehold improvements	19,454	14,807

	40,869	34,837
Accumulated depreciation and amortization	(20,881)	(18,780)

Premises and equipment, net	$19,988	$16,057

Depreciation expense for the years ended December 31, 2011, 2010, and 2009 was $2.1 million, $1.8 million, and $1.7 million, respectively.

During the year ended December 31, 2010, the Company recognized gains of approximately $197,000 as a result of the sale of premises and equipment. The Company had no sales of premises and equipment in 2011 or 2009.

(7)	Deposits

Deposit account balances at December 31, 2011 and 2010, are summarized as follows (dollars in thousands):

	December 31,
	2011		2010
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Transaction:
Negotiable orders of withdrawal	$91,829	0.60%	$76,251	1.03%
Non-interest bearing checking	156,493	—	111,413	—

Total transaction	248,322	0.22	187,664	0.42

Savings:
Money market	430,087	0.77	294,003	0.97
Savings-passbook and statement	334,994	0.28	338,140	0.33

Total savings	765,081	0.56	632,143	0.63

Certificates of deposit:
Under $100,000	262,435	1.08	272,266	1.34
$100,000 or more	217,688	1.36	280,769	1.25

Total certificates of deposit	480,123	1.21	553,035	1.29

Total deposits	$1,493,526	0.71%	$1,372,842	0.87%

The Company had brokered deposits (classified as certificates of deposit in the above table) of $3.4 million and $68.4 million, at December 31, 2011 and 2010, respectively.

Scheduled maturities of certificates of deposit at December 31, 2011, are summarized as follows (in thousands):

December 31, 2011
2012	$356,391
2013	40,998
2014	31,019
2015	34,581
2016 and after	17,134

Total	$480,123

Interest expense on deposits for the years ended December 31, 2011, 2010, and 2009 is summarized as follows (in thousands):

	December 31,
	2011	2010	2009

Negotiable order of withdrawal and money market	$3,624	$3,546	$3,213
Savings-passbook and statement	1,027	1,573	2,833
Certificates of deposit	7,600	8,454	12,168

	$12,251	$13,573	$18,214

(8)	Borrowings

Borrowings consisted of securities sold under agreements to repurchase, FHLB advances, and obligations under capital leases and are summarized as follows (in thousands):

	December 31,
	2011	2010

Repurchase agreements	$276,000	$243,000
Other borrowings:
FHLB advances	201,210	146,300
Floating rate advances	3,004	—
Obligations under capital leases	1,720	1,937

	$481,934	$391,237

FHLB advances are secured by a blanket lien on unencumbered securities and the Company’s FHLB capital stock.

Repurchase agreements and FHLB advances have contractual maturities at December 31, 2011, as follows (in thousands):

	December 31, 2011
	FHLB Advances	Repurchase Agreements

2012	$57,000	$50,000
2013	27,300	45,000
2014	10,500	56,000
2015	52,500	62,000
2016 and after	53,910	63,000

	$201,210	$276,000

Repurchase agreements have a weighted average rate of 3.20%, with all maturing in more than 90 days. The repurchase agreements are secured primarily by mortgage-backed securities with an amortized cost of $296.6 million, and a market value of $309.8 million, at December 31, 2011.

The Company has the ability to obtain additional funding from the FHLB and Federal Reserve Bank discount window of approximately $384.6 million, utilizing unencumbered securities of $427.3 million at December 31, 2011. The Company expects to have sufficient funds available to meet current commitments in the normal course of business.

Interest expense on borrowings for the years ended December 31, 2011, 2010, and 2009 is summarized as follows (in thousands):

	December 31,
	2011	2010	2009

Repurchase agreements	$11,207	$9,116	$7,158
FHLB advances	1,776	1,513	3,358
Over-night borrowings	20	26	53
Obligations under capital leases	159	178	194

	$13,162	$10,833	$10,763

(9)	Income Taxes

Income tax expense (benefit) for the years ended December 31, 2011, 2010, and 2009 consists of the following (in thousands):

	December 31,
	2011	2010	2009

Federal tax expense (benefit):
Current	$8,319	$8,114	$9,434
Deferred	(2,257)	(1,315)	(3,758)

	6,062	6,799	5,676

State and local tax expense (benefit):
Current	1,061	1,161	2,122
Deferred	(626)	(1,590)	(1,180)

	435	(429)	942

Total income tax expense	$6,497	$6,370	$6,618

The Company recorded a deferred tax liability of approximately $2.4 million as a result of the FDIC-assisted transaction.

Reconciliation between the amount of reported total income tax expense and the amount computed by multiplying the applicable statutory income tax rate for the years ended December 31, 2011, 2010, and 2009 is as follows (dollars in thousands):

	December 31,
	2011	2010	2009

Tax expense at statutory rate of 35%	$8,162	$7,057	$6,542
Increase (decrease) in taxes resulting from:
State tax, net of federal income tax	283	(279)	612
Bank owned life insurance	(1,041)	(796)	(613)
Incentive stock options	149	149	166
Bargain purchase gain	(1,246)	—	—
Other, net	190	239	(89)

Income tax expense	$6,497	$6,370	$6,618

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010, are as follows (in thousands):

	December 31,
	2011	2010
Deferred tax assets:
Allowance for loan losses	$10,783	$8,838
Deferred loan fees	—	33
Capitalized leases	697	802
Charitable deduction carryforward	1,340	2,153
Deferred compensation	2,399	2,135
Accrued salaries	718	525
Postretirement benefits	511	498
Equity awards	1,759	1,351
Unrealized actuarial losses on post retirement benefits	201	197
Straight-line leases adjustment	852	704
Asset retirement obligation	102	99
Reserve for accrued interest receivable	1,671	1,304
Reserve for loan commitments	135	154
New Jersey NOL	—	22
Employee Stock Ownership Plan	132	—
Other	543	255

Total gross deferred tax assets	21,843	19,070

Deferred tax liabilities:
Depreciation	145	213
Unrealized gains on securities - AFS	11,835	7,468
Mortgage servicing rights	24	49
Employee Stock Ownership Plan	—	78
Step up to fair market value of acquired loans	62	95
Step up to fair market value of acquired investment	—	1
Bargain purchase gain	2,297	—
Deferred loan fees	179	—
Other	—	12

Total gross deferred tax liabilities	14,542	7,916

Valuation allowance	1,038	1,038

Net deferred tax asset	$6,263	$10,116

The Company has determined that a valuation allowance should be established for certain state and local tax benefits related to the Company’s contribution to the Northfield Bank Foundation. The Company has determined that it is not required to establish a valuation reserve for the remaining net deferred tax asset account since it is “more likely than not” that the net deferred tax assets will be realized through future reversals of existing taxable temporary differences, future taxable income and tax planning strategies. The conclusion that it is “more likely than not” that the remaining net deferred tax assets will be realized is based on the history of earnings and the prospects for continued profitability. Management will continue to review the tax criteria related to the recognition of deferred tax assets.

As a savings institution, the Bank is subject to a special federal tax provision regarding its frozen tax bad debt reserve. At December 31, 2011, the Bank’s federal tax bad debt base-year reserve was $5.9 million, with a related net deferred tax liability of $2.8 million, which has not been recognized since the Bank does not expect that this reserve will become taxable in the foreseeable future. Events that would result in taxation of this reserve include redemptions of the Bank’s stock or certain excess distributions by the Bank to the Company.

The Company did not have any material uncertain tax positions for the years ended December 31, 2011 and 2010.

The State of New York passed legislation in August of 2010 to conform the bad debt deduction allowed under Article 32 of the New York State tax law to the bad debt deduction allowed for federal income tax purposes. As a result, Northfield Bank no longer establishes, or maintains, a New York reserve for losses on loans, and is required to claim a deduction for bad debts in an amount equal to its actual loan loss experience. In addition, this legislation eliminated the potential recapture of the New York tax bad debt reserve that could have otherwise occurred in certain circumstances under New York State tax law prior to August of 2010. As a result of this new legislation, the Company reversed approximately $738,000 in deferred tax liabilities during the third quarter of 2010.

The following are the most significant years that are open for examination or under examination:

•	Federal tax filings for 2008 through present. The Company has received notification from the Internal Revenue Service that they intend to examine the 2009 and 2010 filings.

•	New York State tax filings 2007 through the present. Currently the 2007, 2008, and 2009 filings are under examination.

•	New York City tax filings 2007 through the present. Currently the 2007, 2008, and 2009 filings are under examination.

•	State of New Jersey 2008 through present.

(10)	Retirement Benefits

The Company has a 401(k) plan for its employees, which grants eligible employees (those salaried employees with at least three months of service) the opportunity to invest from 2% to 15% of their base compensation in certain investment alternatives. The Company contributes an amount equal to 25% of employee contributions on the first 6% of base compensation contributed by eligible employees for the first three years of participation. Subsequent years of participation in excess of three years will increase the Company matching contribution from 25% to 50% of an employee’s contributions, on the first 6% of base compensation contributed by eligible employees. A member becomes fully vested in the Company’s contributions upon (a) completion of five years of service, or (b) normal retirement, early retirement, permanent disability, or death. The Company’s contribution to this plan amounted to approximately $218,000, $166,000, and $156,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company also maintains a profit-sharing plan in which the Company can contribute to the participant’s 401(k) account, at its discretion, up to the legal limit of the Internal Revenue Code. The Company did not contribute to the profit sharing plan during 2011, 2010 and 2009.

The Company maintains the Northfield Bank Employee Stock Ownership Plan (the ESOP). The ESOP is a tax-qualified plan designed to invest primarily in the Company’s common stock. The ESOP provides employees with the opportunity to receive a funded retirement benefit from the Bank, based primarily on the value of the Company’s common stock. The ESOP was authorized to, and did purchase, 1,756,279 shares of the Company’s common stock in the Company’s initial public offering at a price of $10.00 per share. This purchase was funded with a loan from Northfield Bancorp, Inc. to the ESOP. The first payment on the loan from the ESOP to the Company was due and paid on December 31, 2007, and the outstanding balance at December 31, 2011 and 2010, was $15.0 million and $15.4 million, respectively. The shares of the Company’s common stock purchased in the initial public offering are pledged as collateral for the loan. Shares are released for allocation to participants as loan payments are made. A total of 61,801 and 60,570 shares were released and allocated to participants for the ESOP year ended December 31, 2011 and 2010, respectively. ESOP compensation expense for the year ended December 31, 2011, 2010, and 2009 was $790,000, $774,000, and $676,000, respectively. Cash dividends on unallocated shares are utilized to satisfy required debt payments. Dividends on allocated shares are utilized to prepay debt which releases additional shares to participants.

The Company maintains a Supplemental Employee Stock Ownership Plan (the SESOP), a non-qualified plan, that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formula due to tax law limits for tax-qualified plans. The supplemental payments for the SESOP consist of cash payments representing the value of Company shares that cannot be allocated to participants under the ESOP due to legal limitations imposed on tax-qualified plans. The Company made a contribution to the SESOP plan of $25,000, $33,000, and $41,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company provides post retirement medical and life insurance to a limited number of retired individuals. The Company also provides retiree life insurance benefits to all qualified employees, up to certain limits. The following tables set forth the funded status and components of postretirement benefit costs at December 31 measurement dates (in thousands):

	2011	2010	2009
Accumulated postretirement benefit obligation beginning of year	$1,668	$1,670	$1,559
Service cost	6	5	4
Interest cost	80	88	93
Actuarial loss	47	12	111
Benefits paid	(104)	(108)	(97)

Accumulated postretirement benefit obligation end of year	1,697	1,667	1,670

Plan assets at fair value	—	—	—
Unrecognized transition obligation	—	—	—
Unrecognized prior service cost	—	—	—
Unrecognized loss	—	—	—

Accrued liability (included in accrued expenses and other liabilities)	$1,697	$1,667	$1,670

The following table sets forth the amounts recognized in accumulated other comprehensive income (loss) (in thousands):

	December 31,
	2011	2010
Net loss	$288	$266
Transition obligation	67	84
Prior service cost	106	121

Loss recognized in accumulated other comprehensive income (loss)	$461	$471

The estimated net loss, transition obligation, and prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic cost in 2012 are $27,778, $16,711, and $15,575, respectively.

The following table sets forth the components of net periodic postretirement benefit costs for the years ended December 31, 2011, 2010, and 2009 (in thousands):

	December 31,
	2011	2010	2009
Service cost	$6	$5	$4
Interest cost	80	88	93
Amortization of transition obligation	17	17	17
Amortization of prior service costs	15	15	15
Amortization of unrecognized loss	25	26	17

Net postretirement benefit cost included in compensation and employee benefits	$143	$151	$146

The assumed discount rate related to plan obligations reflects the weighted average of published market rates for high-quality corporate bonds with terms similar to those of the plans expected benefit payments, rounded to the nearest quarter percentage point. The Company’s discount rate and rate of compensation increase used in accounting for the plan are as follows:

	2011	2010	2009

Assumptions used to determine benefit obligation at period end:
Discount rate	4.00%	5.00%	5.50%
Rate of increase in compensation	4.00	4.00	4.25
Assumptions used to determine net periodic benefit cost for the year:
Discount rate	5.00	5.50	6.25
Rate of increase in compensation	4.00	4.25	4.25

At both December 31, 2011 and 2010, a medical cost trend rate of 8.75%, decreasing 0.50% per year thereafter until an ultimate rate of 4.75% is reached, was used in the plan’s valuation. The Company’s healthcare cost trend rates are based, among other things, on the Company’s own experience and third party analysis of recent and projected healthcare cost trends.

A one percentage-point change in assumed heath care cost trends would have the following effects (in thousands):

	One Percentage Point Increase		One Percentage Point Decrease
	2011	2010	2011	2010
Effect on benefits earned and interest cost	$7	$7	$(5)	$(6)
Effect on accumulated postretirement benefit obligation	134	129	(119)	(115)

A one percentage-point change in assumed heath care cost trends would have the following effects (in thousands):

	One Percentage Point Increase			One Percentage Point Decrease
	2011	2010	2009	2011	2010	2009
Aggregate of service and interest components of net periodic cost (benefit)	$7	$7	$8	$(5)	$(6)	$(6)

Benefit payments of approximately $104,000, $108,000, and $97,000 were made in 2011, 2010, and 2009, respectively. The benefits expected to be paid under the postretirement health benefits plan for the next five years are as follows: $109,000 in 2012; $114,000 in 2013; $119,000 in 2014; $123,000 in 2015; and $125,000 in 2016. The benefit payments expected to be paid in the aggregate for the years 2016 through 2021 are $623,000. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2011, and include estimated future employee service.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Act, introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit at least “actuarially equivalent” to the Medicare benefit. The Company has evaluated the estimated potential subsidy available under the Medicare Act and the related costs associated with qualifying for the subsidy. Due to the limited number of participants in the plan, the Company has concluded that it is not cost beneficial to apply for the subsidy. Therefore, the accumulated postretirement benefit obligation information and related net periodic postretirement benefit costs do not reflect the effect of any potential subsidy.

The Company maintains a nonqualified plan to provide for the elective deferral of all or a portion of director fees by members of the participating board of directors, deferral of all or a portion of the compensation and/or annual incentive compensation payable to eligible employees of the Company, and to provide to certain officers of the Company benefits in excess of those permitted to be paid by the Company’s savings plan, ESOP, and profit-sharing plan under the applicable Internal Revenue Code. The plan obligation was approximately $4,145,000 and $4,095,000 at December 31, 2011 and 2010, respectively, and is included in accrued expenses and other liabilities on the consolidated balance sheets. Expense under this plan was $151,000, $597,000, and $592,000 for the years ended December 31, 2011, 2010, and 2009, respectively. The Company invests to fund this future obligation, in various mutual funds designated as trading securities. The securities are marked-to-market through current period earnings as a component of non-interest income. Accrued obligations under this plan are credited or charged with the return on the trading securities portfolio as a component of compensation and benefits expense.

The Company entered into a supplemental retirement agreement with its former president and current director on July 18, 2006. The agreement provides for 120 monthly payments of $17,450. The present value of the obligation, of approximately $1,625,000, was recorded in compensation and benefits expense in 2006. The present value of the obligation as of December 31, 2011 and 2010, was approximately $880,000 and $1,039,000, respectively.

(11)	Equity Incentive Plan

The Company maintains the Northfield Bancorp, Inc. 2008 Equity Incentive Plan to grant common stock or options to purchase common stock at specific prices to directors and employees of the Company. The Plan provides for the issuance or delivery of up to 3,073,488 shares of Northfield Bancorp, Inc. common stock subject to certain Plan limitations. 157,538 shares of stock remain available for issuance under the Plan as of December 31, 2011. All stock options and restricted stock granted to date vests in equal installments over a five year period beginning one year from the date of grant. The vesting of options and restricted stock awards may accelerate in accordance with terms of the plan. Stock options were granted at an exercise price equal to the fair value of the Company’s common stock on the grant date based on quoted market prices and all have an expiration period of ten years. The fair value of stock options granted on January 30, 2009, was estimated utilizing the Black-Scholes option pricing model using the following assumptions: an expected life of 6.5 years utilizing the simplified method, risk-free rate of return of 2.17%, volatility of 35.33% and a dividend yield of 1.61%. The fair value of stock options granted on May 29, 2009, was estimated utilizing the Black-Scholes option pricing model using the following assumptions: an expected life of 6.5 years utilizing the simplified method, risk-free rate of return of 2.88%, volatility of 38.39% and a dividend yield of 1.50%. The fair value of stock options granted on January 30, 2010, was estimated utilizing the Black-Scholes option pricing model using the following assumptions: an expected life of 6.5 years utilizing the simplified method, risk-free rate of return of 2.90%, volatility of 38.29% and a dividend yield of 1.81%. The Company is expensing the grant date fair value of all employee and director share-based compensation over the requisite service periods on a straight-line basis.

During the years ended December 31, 2011, 2010 and 2009, the Company recorded $3.0 million, $3.0 million and $2.9 million, respectively, of stock-based compensation

The following table is a summary of the Company’s non-vested stock options as of December 31, 2011, and changes therein during the year then ended:

	Number of Stock Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Contractual Life (years)
Outstanding - December 31, 2008	—	$—	$—	—
Granted	2,106,400	3.22	9.94	10.00
Exercised	(23,000)	3.22	9.94	—

Outstanding - December 31, 2009	2,083,400	3.22	9.94	9.08
Granted	3,000	4.66	13.24	10.00
Exercised	(13,860)	3.22	9.94	—

Outstanding - December 31, 2010	2,072,540	3.22	9.94	8.09
Granted	—	—	—	—
Exercised	(15,880)	3.22	9.94	—

Outstanding - December 31, 2011	2,056,660	$3.22	$9.95	7.02

Exercisable - December 31, 2011	824,080	$3.22	$9.94	6.98

Expected future stock option expense related to the non-vested options outstanding as of December 31, 2011, is $2.8 million over an average period of 2.1 years.

The following is a summary of the status of the Company’s restricted shares as of December 31, 2011, and changes therein during the year then ended.

	Number of Shares Awarded	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2008	—	$—
Granted	836,650	9.94
Vested	—	—
Forfeited	(11,500)	9.94

Non-vested at December 31, 2009	825,150	9.94
Granted	4,400	13.24
Vested	(175,670)	9.94

Non-vested at December 31, 2010	653,880	9.97
Granted	—	—
Vested	(165,050)	9.96

Non-vested at December 31, 2011	488,830	$9.97

Expected future stock award expense related to the non-vested restricted awards as of December 31, 2011, is $3.5 million over an average period of 2.1 years.

Upon the exercise of stock options, management expects to utilize treasury stock as the source of issuance for these shares.

(12)	Commitments and Contingencies

The Company, in the normal course of business, is party to commitments that involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These commitments include unused lines of credit and commitments to extend credit.

At December 31, 2011, the following commitment and contingent liabilities existed that are not reflected in the accompanying consolidated financial statements (in thousands):

Commitments to extend credit	$32,878
Unused lines of credit	31,857
Standby letters of credit	1,769

The Company’s maximum exposure to credit losses in the event of nonperformance by the other party to these commitments is represented by the contractual amount. The Company uses the same credit policies in granting commitments and conditional obligations as it does for amounts recorded in the consolidated balance sheets. These commitments and obligations do not necessarily represent future cash flow requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s assessment of risk. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The guarantees generally extend for a term of up to one year and are fully collateralized. For each guarantee issued, if the customer defaults on a payment to the third party, the Company would have to perform under the guarantee. The unamortized fee on standby letters of credit approximates their fair value; such fees were insignificant at December 31, 2011. The Company maintains an allowance for estimated losses on commitments to extend credit in other liabilities. At December 31, 2011 and 2010, the allowance was $328,000 and $366,000, respectively, changes to the allowance are recorded as a component of other non-interest expense.

At December 31, 2011, the Company was obligated under non-cancelable operating leases and capitalized leases on property used for banking purposes. Most leases contain escalation clauses and renewal options which provide for increased rentals as well as for increases in certain property costs including real estate taxes, common area maintenance, and insurance.

The projected minimum annual rental payments and receipts under the capitalized leases and operating leases, are as follows (in thousands):

	Rental	Rental	Rental
	Payments	Payments	Receipts
	Capitalized	Operating	Operating
	Leases	Leases	Leases
Year ending December 31:
2012	$387	$3,378	$165
2013	399	3,307	170
2014	411	3,302	190
2015	269	3,339	190
2016	247	3,135	190
Thereafter	560	31,607	1,442

Total minimum lease payments	$2,273	$48,068	$2,347

There are four properties with contractual operating rental payments over the term of the lease totaling $13.8 million which are not included in the above table because possession of such premises has not been delivered. Lease terms range from 15 to 20 years.

Net rental expense included in occupancy expense was approximately $2,872,000, $2,353,000, and $2,128,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

In the normal course of business, the Company may be a party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of such legal proceedings and claims.

The Bank is required by regulation to maintain a certain level of cash balances on hand and/or on deposit with the Federal Reserve Bank of New York. As of December 31, 2011 and 2010, the Bank was required to maintain balances of $197,000 and $700,000, respectively.

The Bank has entered into employment agreements with its Chief Executive Officer and the other executive officers of the Bank to ensure the continuity of executive leadership, to clarify the roles and responsibilities of executives, and to make explicit the terms and conditions of executive employment. These agreements are for a term of three-years subject to review and annual renewal, and provide for certain levels of base annual salary and in the event of a change in control, as defined, or in the event of termination, as defined, certain levels of base salary, bonus payments, and benefits for a period of up to three-years.

(13)	Regulatory Requirements

The OCC requires savings institutions to maintain a minimum tangible capital ratio to tangible assets of 1.5%, a minimum core capital ratio to total adjusted assets of 4.0%, and a minimum ratio of total risk-adjusted total assets of 8.0%.

Under prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a core capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications also are subject to qualitative judgments by the regulators about capital components, risk weighting, and other factors.

Management believes that as of December 31, 2011, the Bank met all capital adequacy requirements to which it is subject. Further, the most recent OCC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.

Northfield Bancorp, Inc. is regulated, supervised, and examined by the FRB as a savings and loan holding company and, as such, is not subject to regulatory capital requirements. The Dodd-Frank Act will require the federal banking agencies to establish consolidated risk-based and leverage capital requirements for insured depository institutions, depository institution holding companies and systemically important nonbank financial companies. These requirements must be no less than those to which insured depository institutions are currently subject. As a result, on the fifth anniversary of the effective date of the Dodd-Frank Act, we will become subject to consolidated capital requirements which we have not been subject to previously.

The following is a summary of the Bank’s regulatory capital amounts and ratios compared to the regulatory requirements as of December 31, 2011 and 2010, for classification as a well-capitalized institution and minimum capital (dollars in thousands).

			Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011:
Tangible capital to tangible assets	$312,993	13.42%	$34,987	1.50%	NA	NA
Tier I capital (core) (to adjusted total assets)	312,993	13.42	93,298	4.00	116,622	5.00
Total capital (to risk-weighted assets)	330,147	24.71	106,901	8.00	133,627	10.00
As of December 31, 2010:
Tangible capital to tangible assets	$292,981	13.43%	$32,723	1.50%	NA	NA
Tier I capital (core) (to adjusted total assets)	292,981	13.43	87,263	4.00	109,078	5.00
Total capital (to risk-weighted assets)	307,375	27.39	89,751	8.00	112,188	10.00

(14)	Fair Value of Measurement

The following table presents the assets reported on the consolidated balance sheet at their estimated fair value as of December 31, 2011 and 2010, by level within the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. Financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

•	Level 3 Inputs – Significant unobservable inputs that reflect the Company’s own assumptions that market participants would use in pricing the assets or liabilities.

The following tables summarize financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Fair Value Measurements at Reporting Date Using:
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Measured on a recurring basis:
Assets:
Investment securities:
Available-for-sale:
Mortgage-backed securities
GSE	$945,782	$—	$945,782	$—
Non-GSE	40,451	—	40,451	—
Corporate bonds	100,657	—	100,657	—
Equities	11,835	11,835	—	—

Total available-for-sale	1,098,725	11,835	1,086,890	—

Trading securities	4,146	4,146	—	—

Total	$1,102,871	$15,981	$1,086,890	$—

Measured on a non-recurring basis:
Assets:
Impaired loans:
Real estate loans:
Commercial real estate	$27,826	$—	$—	$27,826
One-to-four family residential mortgage	2,532	—	—	2,532
Construction and land	1,709	—	—	1,709
Multifamily	1,552	—	—	1,552
Home equity and lines of credit	1,593	—	—	1,593

Total impaired loans	35,212	—	—	35,212

Commercial and industrial loans	462	—	—	462
Other real estate owned	3,359	—	—	3,359

Total	$39,033	$—	$—	$39,033

	Fair Value Measurements at Reporting Date Using:
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Measured on a recurring basis:
Assets:
Investment securities:
Available-for-sale:
Mortgage-backed securities
GSE	$977,872	$—	$977,872	$—
Non-GSE	97,267	—	97,267	—
Corporate bonds	121,788	—	121,788	—
GSE bonds	35,033	—	35,033	—
Equities	12,353	12,353	—	—

Total available-for-sale	1,244,313	12,353	1,231,960	—

Trading securities	4,095	4,095	—	—

Total	$1,248,408	$16,448	$1,231,960	$—

Measured on a non-recurring basis:
Assets:
Impaired loans:
Real estate loans:
Commercial real estate	$26,951	$—	$—	$26,951
One-to-four family residential mortgage	1,381	—	—	1,381
Construction and land	4,526	—	—	4,526
Multifamily	2,890	—	—	2,890

Total impaired loans	35,748	—	—	35,748

Other real estate owned	171	—	—	171

Total	$35,919	$—	$—	$35,919

Available-for-Sale Securities: The estimated fair values for mortgage-backed securities, GSE bonds, and corporate securities are obtained from a nationally recognized third-party pricing service. The estimated fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. Broker/dealer quotes are utilized as well when such quotes are available and deemed representative of the market. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Company (observable inputs,) and are therefore classified as Level 2 within the fair value hierarchy. The estimated fair value of equity securities classified as Level 1, are derived from quoted market prices in active markets. Equity securities consist primarily of money market mutual funds. There were no transfers of securities between Level 1 and Level 2 during the year ended December 31, 2011.

Trading Securities: Fair values are derived from quoted market prices in active markets. The assets consist of publicly traded mutual funds.

In addition, the Company may be required, from time to time, to measure the fair value of certain other financial assets on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. The adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write downs of individual assets.

Impaired Loans: At December 31, 2011, and December 31, 2010, the Company had originated impaired loans held-for-investment and held-for-sale with outstanding principal balances of $39.1 million and $38.4 million that were recorded at their estimated fair value of $35.7 million and $35.7 million, respectively. The Company recorded impairment charges of $4.1 million and $2.7 million for the years ended December 31, 2011 and 2010, respectively, and charge-offs of $7.7 million and $3.7 million for the years ended December 31, 2011 and 2010, respectively, utilizing Level 3 inputs. For purposes of estimating fair value of impaired loans, management utilizes independent appraisals, if the loan is collateral dependent, adjusted downward by management, as necessary, for changes in relevant valuation factors subsequent to the appraisal date, or the present value of expected future cash flows for non-collateral dependent loans and troubled debt restructurings.

Other Real Estate Owned: At December 31, 2011 and 2010, the Company had assets acquired through foreclosure of $3,359,000 and $171,000, respectively, recorded at estimated fair value, less estimated selling costs when acquired, thus establishing a new cost basis. Estimated fair value is generally based on independent appraisals. These appraisals include adjustments to comparable assets based on the appraisers’ market knowledge and experience, and are considered level 3 inputs. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If the estimated fair value of the asset declines, a write-down is recorded through non-interest expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in the economic conditions.

Subsequent valuation adjustments to other real estate owned (REO) totaled $72,000 and $146,000, for the years ended December 31, 2011 and 2010, reflecting continued deterioration in estimated fair values. There were no subsequent valuation adjustments to other real estate owned for the years ended December 31, 2009. Operating costs after acquisition are expensed.

Fair Value of Financial Instruments

The FASB Accounting Standards Topic for Financial Instruments requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The following methods and assumptions were used to estimate the fair value of other financial assets and financial liabilities not already discussed above:

(a)	Cash, Cash Equivalents, and Certificates of Deposit

Cash and cash equivalents are short-term in nature with original maturities of three months or less; the carrying amount approximates fair value. Certificates of deposits having original terms of six-months or less; carrying value generally approximates fair value. Certificate of deposits with an original maturity of six months or greater the fair value is derived from discounted cash flows.

(b)	Securities (Held to Maturity)

The estimated fair values for substantially all of our securities are obtained from an independent nationally recognized pricing service. The independent pricing service utilizes market prices of same or similar securities whenever such prices are available. Prices involving distressed sellers are not utilized in determining fair value. Where necessary, the independent third-party pricing service estimates fair value using models employing techniques such as discounted cash flow analyses. The assumptions used in these models typically include assumptions for interest rates, credit losses, and prepayments, utilizing market observable data where available.

(c)	Federal Home Loan Bank of New York Stock

The fair value for Federal Home Loan Bank of New York stock is its carrying value, since this is the amount for which it could be redeemed and there is no active market for this stock.

(d)	Loans (Held-for-Investment)

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as originated and purchased, and further segregated by residential mortgage, construction, land, multifamily, commercial and consumer. Each loan category is further segmented into amortizing and non-amortizing and fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair value of loans is estimated by discounting the future cash flows using current prepayment assumptions and current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. This method of estimating fair value does not incorporate the exit price concept of fair value prescribed by the FASB ASC Topic for Fair Value Measurements and Disclosures.

(e)	Loans (Held-for-Sale)

Held-for-sale loans are carried at the lower of aggregate cost or estimated fair value, less costs to sell, and therefore fair value is equal to carrying value.

(f)	Deposits

The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(g)	Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of off-balance-sheet commitments is insignificant and therefore not included in the following table.

(h)	Borrowings

The fair value of borrowings is estimated by discounting future cash flows based on rates currently available for debt with similar terms and remaining maturity.

(i)	Advance Payments by Borrowers

Advance payments by borrowers for taxes and insurance have no stated maturity; the fair value is equal to the amount currently payable.

The estimated fair values of the Company’s significant financial instruments at December 31, 2011, and 2010, are presented in the following table (in thousands):

	December 31,
	2011		2010
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets:
Cash and cash equivalents	$65,269	$65,269	$43,852	$43,852
Trading securities	4,146	4,146	4,095	4,095
Securities available-for-sale	1,098,725	1,098,725	1,244,313	1,244,313
Securities held-to-maturity	3,617	3,771	5,060	5,273
Federal Home Loan Bank of New York stock, at cost	12,677	12,677	9,784	9,784
Loans held-for-sale	3,900	3,900	1,170	1,170
Net loans held-for-investment	1,047,631	1,081,484	805,772	818,295
Financial liabilities:
Deposits	$1,493,526	$1,499,906	$1,372,842	$1,377,068
Repurchase agreements and other borrowings	481,934	498,774	391,237	403,920
Advance payments by borrowers	2,201	2,201	693	693

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with a high degree of precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(15)	Stock Repurchase Program

On September 9, 2011, the Board of Directors of the Company authorized the continuance of the stock repurchase program. Under its current program, the Company intends to repurchase up to 2,066,379 additional shares, representing approximately 5% of its outstanding shares. The timing of the repurchases will depend on certain factors, including but not limited to, market conditions and prices, the Company’s liquidity and capital requirements, and alternative uses of capital. Any repurchased shares will be held as treasury stock and will be available for general corporate purposes. The Company is conducting such repurchases in accordance with a Rule 10b5-1 trading plan. As of December 31, 2011, the company held 5,114,020 shares in treasury at a weighted average cost of $12.86 per share.

(16)	Earnings Per Share

The following is a summary of the Company’s earnings per share calculations and reconciliation of basic to diluted earnings per share for the periods indicated (in thousands, except share data):

	December 31,
	2011	2010	2009
Net income available to common stockholders	$16,823	$13,793	$12,074
Weighted average shares outstanding-basic	40,068,991	41,387,106	42,405,774
Effect of non-vested restricted stock and stock options outstanding	446,254	281,900	126,794

Weighted average shares outstanding-diluted	40,515,245	41,669,006	42,532,568
Earnings per share-basic	$0.42	$0.33	$0.28
Earnings per share-diluted	$0.42	$0.33	$0.28

(17)	Postponement of Plan of Conversion and Reorganization

On September 30, 2010, Northfield Bancorp, Inc., a federal corporation and the stock holding company for Northfield Bank, announced due to the current market conditions that Northfield Bancorp, Inc., the recently formed Delaware corporation and proposed new holding company for Northfield Bank, had postponed its stock offering in connection with the second-step conversion of Northfield Bancorp, MHC. The Company expensed approximately $1.8 million in costs incurred for the Company’s postponed, second-step offering.

(18)	Subsequent Events

On February 15, 2012, Northfield Bank, the wholly-owned subsidiary of Northfield Bancorp, Inc., sold the majority of its portfolio of premium finance loans at carrying value, except for $1.7 million of cancelled loans, and $4.3 million of loans originated to obligors residing in states where the purchaser is awaiting approval to own premium finance loans (“Excluded Loans”). At February 15, 2012, the sold loans had a carrying value of approximately $42.0 million. The Excluded Loans will be sold when the purchaser obtains approval to own them with the exception of cancelled loans, which will be held by the Bank until their ultimate resolution, which is generally a payment from the insurance carrier in the amount of the unearned premiums.

On February 22, 2012, Northfield Bancorp, Inc., Northfield Bancorp, MHC, and Northfield Bank were served with a summons and complaint related to a personal injury matter. The plaintiff is seeking damages of $40 million. The matter relates to an injury sustained by an individual on a property owned by a borrower of the Bank, which secures a loan to the Bank. The borrower is named as a co-defendant. The Bank does not operate the subject property or have any interest in the property, other than as collateral for its loan. The discovery phase is forthcoming; however, management believes the lawsuit is without merit. The Bank has $12 million in insurance coverage and the complaint is being defended by the Bank’s insurer. No accrual for loss has been established at December 31, 2011.

On March 13, 2012, Northfield Bancorp, Inc. (“Northfield Bancorp”) and Flatbush Federal Bancorp, Inc. (“Flatbush Federal Bancorp”) announced the execution of an Agreement and Plan of Merger, dated as of March 13, 2012, by and among Northfield Bancorp, MHC, Northfield Bancorp, the Bank and Flatbush Federal Bancorp, MHC, Flatbush Federal Bancorp and Flatbush Federal Savings and Loan Association (the “Merger Agreement”). Under the terms of the Merger Agreement, consideration for the transaction will be comprised of Northfield Bancorp’s common stock. Flatbush Federal Bancorp stockholders will receive 0.4748 of a share of Northfield Bancorp stock for each share of Flatbush Federal Bancorp common stock they own, subject to the terms and conditions of the Merger Agreement. The transactions contemplated by the Merger Agreement are subject to customary closing conditions, including regulatory approvals and approval from the stockholders of Flatbush Federal Bancorp and the members of Flatbush Federal Bancorp, MHC.

(19)	Parent-only Financial Information

The following condensed parent company only financial information reflects Northfield Bancorp, Inc.’s investment in its wholly-owned consolidated subsidiary, Northfield Bank, using the equity method of accounting.

Northfield Bancorp, Inc.

Condensed Balance Sheets

	December 31,
	2011	2010
	(in thousands)
Assets
Cash in Northfield Bank	$10,679	$20,929
Interest-earning deposits in other financial institutions	1,558	658
Investment in Northfield Bank	347,427	319,603
Securities available-for-sale (corporate bonds)	5,327	37,472
ESOP loan receivable	14,955	15,392
Accrued interest receivable	95	505
Other assets	2,897	2,392

Total assets	$382,938	$396,951

Liabilities and Stockholders’ Equity
Total liabilities	$288	$234
Total stockholders’ equity	382,650	396,717

Total liabilities and stockholders’ equity	$382,938	$396,951

Northfield Bancorp, Inc.

Condensed Statements of Income

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Interest on ESOP loan	$500	$513	$526
Interest income on deposit in Northfield Bank	78	100	273
Interest income on deposits in other financial institutions	3	31	590
Interest income on corporate bonds	688	1,247	603
Gain on securities transactions, net	227	38	—
Undistributed earnings of Northfield Bank	16,503	14,320	11,521

Total income	17,999	16,249	13,513

Other expenses	952	2,627	1,177
Income tax expense (benefit)	224	(171)	262

Total expense	1,176	2,456	1,439

Net income	$16,823	$13,793	$12,074

Northfield Bancorp, Inc.

Condensed Statements of Cash Flows

	December 31,
	2011	2010	2009
	(in thousands)
Cash flows from operating activities
Net income	$16,823	$13,793	$12,074
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in accrued interest receivable	410	80	288
Deferred taxes	—	830	1,064
(Decrease) increase in due from (to) Northfield Bank	(478)	396	312
Decrease (increase) in other assets	67	(1,178)	(1,154)
Amortization of premium on corporate bond	521	1,063	527
Gain on securities transactions, net	(227)	(38)	—
Increase in other liabilities	54	100	134
Undistributed earnings of Northfield Bank	(16,503)	(14,320)	(11,521)

Net cash provided by operating activities	667	726	1,724

Cash flows from investing activities
Dividend from Northfield Bank	—	—	14,000
Purchases of corporate bonds	—	—	(50,323)
Maturities of corporate bonds	—	—	4,290
Proceeds from sale of corporate bonds	31,068	12,088	—
Principal payments on ESOP loan receivable	437	406	381
Maturities of certificate of deposits	—	—	30,153

Net cash provided by (used in) investing activities	31,505	12,494	(1,499)

Cash flows from financing activities
Purchase of treasury stock	(37,821)	(8,213)	(19,929)
Dividends paid	(3,701)	(3,308)	(2,963)

Net cash used in financing activities	(41,522)	(11,521)	(22,892)

Net (decrease) increase in cash and cash equivalents	(9,350)	1,699	(22,667)
Cash and cash equivalents at beginning of year	21,587	19,888	42,555

Cash and cash equivalents at end of year	$12,237	$21,587	$19,888

Selected Quarterly Financial Data (Unaudited)

The following tables are a summary of certain quarterly financial data for the years ended December 31, 2011 and 2010:

	2011 Quarter Ended
	March 31	June 30	September 30	December 31
	(Dollars in thousands)
Selected Operating Data:
Interest income	$21,998	$22,438	$22,719	$23,862
Interest expense	6,227	6,609	6,442	6,135

Net interest income	15,771	15,829	16,277	17,727
Provision for loan losses	1,367	1,750	2,000	7,472

Net interest income after provision for loan losses	14,404	14,079	14,277	10,255
Bargain purchase gain, net of tax	—	—	—	3,560
Other income	3,109	2,190	1,240	1,736
Other expenses	9,953	9,584	9,786	12,207

Income before income tax expense	7,560	6,685	5,731	3,344
Income tax expense	2,590	2,338	2,035	(466)

Net income	$4,970	$4,347	$3,696	$3,810

Net income per common share - basis and diluted	$0.12	$0.11	$0.09	$0.10

	2010 Quarter Ended
	March 31	June 30	September 30	December 31
	(Dollars in thousands)
Selected Operating Data:
Interest income	$21,007	$22,032	$21,682	$21,774
Interest expense	6,458	6,115	6,004	5,829

Net interest income	14,549	15,917	15,678	15,945
Provision for loan losses	1,930	2,798	3,398	1,958

Net interest income after provision for loan losses	12,619	13,119	12,280	13,987
Other income	1,723	1,866	1,501	1,752
Other expenses	9,121	8,457	11,171	9,935

Income before income tax expense	5,221	6,528	2,610	5,804
Income tax expense	1,840	2,342	215	1,973

Net income	$3,381	$4,186	$2,395	$3,831

Net income per common share - basis and diluted	$0.08	$0.10	$0.06	$0.09

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Northfield Bancorp, Inc. or Northfield Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Northfield Bancorp, Inc. or Northfield Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 39,100,000 Shares

Northfield Bancorp, Inc.

(Proposed Holding Company for

Northfield Bank)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

Sandler O’Neill + Partners, L.P.

[prospectus date]

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until [offering deadline], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Dear Fellow Stockholder:

Northfield Bancorp, Inc. is soliciting stockholder votes regarding the mutual-to-stock conversion of Northfield Bancorp, MHC. Pursuant to a Plan of Conversion and Reorganization, our organization will convert from a partially public company to a fully public company by selling a minimum of 28,900,000 shares of common stock of a newly formed company, also named Northfield Bancorp, Inc. (“Northfield-Delaware”), which will become the holding company for Northfield Bank.

The Proxy Vote

We have received conditional regulatory approval to implement the Plan of Conversion and Reorganization. However, we must also receive the approval of our stockholders. Enclosed is a proxy statement/prospectus describing the proposals being presented at our special meeting of stockholders. Please promptly vote the enclosed proxy card. Our Board of Directors urges you to vote “FOR” the approval of the Plan of Conversion and Reorganization and “FOR” the other matters being presented at the special meeting.

The Exchange

At the conclusion of the conversion, your shares of Northfield Bancorp, Inc. common stock will be exchanged for shares of Northfield-Delaware common stock. The number of new shares that you receive will be based on an exchange ratio that is described in the proxy statement/prospectus. Shortly after the completion of the conversion, our exchange agent will send a transmittal form to each stockholder of Northfield Bancorp, Inc. who holds stock certificates. The transmittal form explains the procedure to follow to exchange your shares. Please do not deliver your certificate(s) before you receive the transmittal form. Shares of Northfield Bancorp, Inc. that are held in street name (e.g., in a brokerage account) will be converted automatically at the conclusion of the conversion; no action or documentation is required of you.

The Stock Offering

We are offering the shares of common stock of Northfield-Delaware for sale at $10.00 per share. The shares are first being offered in a subscription offering to eligible depositors of Northfield Bank and eligible depositors of the former First State Bank and Flatbush Federal Savings & Loan Association. If all shares are not subscribed for in the subscription offering, shares would be available in a community offering to Northfield Bancorp, Inc. public stockholders and others not eligible to place orders in the subscription offering. If you may be interested in purchasing shares of our common stock, contact our Stock Information Center at [stock center #] to receive a stock order form and prospectus. The stock offering period is expected to expire on [expiration date].

If you have any questions, please refer to the Questions & Answers section herein.

We thank you for your support as a stockholder of Northfield Bancorp, Inc.

Sincerely,

John W. Alexander
Chairman of the Board, President and Chief Executive Officer

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS OF NORTHFIELD BANCORP, INC., A DELAWARE CORPORATION

PROXY STATEMENT OF NORTHFIELD BANCORP, INC., A FEDERAL CORPORATION

Northfield Bank is converting from the mutual holding company structure to a fully-public stock holding company structure. Currently, Northfield Bank is a wholly-owned subsidiary of Northfield Bancorp, Inc., a federally chartered corporation, which we sometimes refer to in this document as “Northfield-Federal,” and Northfield Bancorp, MHC owns 61.1% of Northfield Bancorp, Inc.’s common stock. The remaining 38.9% of Northfield Bancorp, Inc.’s common stock is owned by public stockholders. As a result of the conversion, a newly formed Delaware corporation named Northfield Bancorp, Inc. (“Northfield-Delaware”) will replace Northfield Bancorp, Inc. as the holding company of Northfield Bank. Each share of Northfield Bancorp, Inc. common stock owned by the public will be exchanged for between 1.1402 and 1.5426 shares of common stock of Northfield-Delaware, so that immediately after the conversion Northfield Bancorp, Inc.’s existing public stockholders will own the same percentage of Northfield-Delaware common stock as they owned of Northfield Bancorp, Inc.’s common stock immediately prior to the conversion, excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares. The actual number of shares that you will receive will depend on the percentage of Northfield Bancorp, Inc. common stock held by the public at the completion of the conversion, the final independent appraisal of Northfield-Delaware and the number of shares of Northfield-Delaware common stock sold in the offering described in the following paragraph. It will not depend on the market price of Northfield Bancorp, Inc. common stock. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio” for a discussion of the exchange ratio. Based on the $         per share closing price of Northfield Bancorp, Inc. common stock as of the last trading day prior to the date of this proxy statement/prospectus, unless at least              shares of Northfield-Delaware common stock are sold in the offering (which is between the                      and the                      of the offering range), the initial value of the Northfield-Delaware common stock you receive in the share exchange would be less than the market value of the Northfield Bancorp, Inc. common stock you currently own. See “Risk Factors—The market value of Northfield-Delaware common stock received in the share exchange may be less than the market value of Northfield Bancorp, Inc. common stock exchanged.”

Concurrently with the exchange offer, we are offering for sale up to 39,100,000 shares of common stock of Northfield-Delaware, representing the ownership interest of Northfield Bancorp, MHC in Northfield Bancorp, Inc. We are offering the shares of common stock to eligible depositors of Northfield Bank and eligible depositors of the former First State Bank and Flatbush Federal Savings & Loan Association, to Northfield Bank’s tax qualified benefit plans and to the public, including Northfield Bancorp, Inc. stockholders, at a price of $10.00 per share. The conversion of Northfield Bancorp, MHC and the offering and exchange of common stock by Northfield-Delaware is referred to herein as the “conversion and offering.” After the conversion and offering are completed, Northfield Bank will be a wholly-owned subsidiary of Northfield-Delaware, and 100% of the common stock of Northfield-Delaware will be owned by public stockholders. As a result of the conversion and offering, Northfield Bancorp, Inc., the federal corporation, and Northfield Bancorp, MHC will cease to exist.

Northfield Bancorp, Inc.’s common stock is currently traded on the Nasdaq Global Select Market under the trading symbol “NFBK.” For a period of 20 trading days after the completion of the conversion and offering, we expect Northfield-Delaware’s shares of common stock will trade on the Nasdaq Global Select Market under the symbol “NFBKD,” and, thereafter, the trading symbol will revert to “NFBK.”

The conversion and offering cannot be completed unless the stockholders of Northfield Bancorp, Inc. approve the Plan of Conversion and Reorganization of Northfield Bancorp, MHC, which may be referred to herein as the “plan of conversion.” Northfield Bancorp, Inc. is holding a special meeting of stockholders at [Meeting location], on [Meeting date], at [Meeting time] p.m., Eastern Time, to consider and vote upon the plan of conversion. We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Northfield Bancorp, Inc. stockholders, including shares held by Northfield Bancorp, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Northfield Bancorp, Inc. stockholders other than Northfield Bancorp, MHC. Northfield Bancorp, Inc.’s board of directors unanimously recommends that stockholders vote “FOR” the plan of conversion.

This document serves as the proxy statement for the special meeting of stockholders of Northfield Bancorp, Inc. and the prospectus for the shares of Northfield-Delaware common stock to be issued in exchange for shares of

Northfield Bancorp, Inc. common stock. We urge you to read this entire document carefully. You can also obtain information about us from documents that we have filed with the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System. This document does not serve as the prospectus relating to the offering by Northfield-Delaware of its shares of common stock in the offering, which is being made pursuant to a separate prospectus. Stockholders of Northfield Bancorp, Inc. are not required to participate in the stock offering.

This proxy statement/prospectus contains information that you should consider in evaluating the plan of conversion. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 11 for a discussion of certain risk factors relating to the conversion and offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For answers to your questions, please read this proxy statement/prospectus including the Questions and Answers section, beginning on page 1. Questions about voting on the plan of conversion may be directed to [proxy solicitor], at [Solicitor phone #], Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern Time.

The date of this proxy statement/prospectus is [document date], and it is first being mailed to stockholders of Northfield Bancorp, Inc. on or about                     , 2012.

NORTHFIELD BANCORP, INC.

1410 St. Georges Avenue

Avenel, New Jersey 07001

(732) 499-7200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

On [Meeting date], Northfield Bancorp, Inc. will hold a special meeting of stockholders at [Meeting location]. The meeting will begin at [Meeting time] p.m., Eastern Time. At the meeting, stockholders will consider and act on the following:

1.	The approval of a plan of conversion and reorganization, whereby Northfield Bancorp, MHC and Northfield Bancorp, Inc., a federal corporation, will convert and reorganize from the mutual holding company structure to the stock holding company structure, as more fully described in the attached proxy statement;

2.	The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization;

3.	The following informational proposals:

3a.	Approval of a provision in Northfield-Delaware’s certificate of incorporation requiring a super-majority vote of stockholders to approve certain amendments to Northfield-Delaware’s certificate of incorporation;

3b.	Approval of a provision in Northfield-Delaware’s certificate of incorporation requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Northfield-Delaware’s bylaws;

3c.	Approval of a provision in Northfield-Delaware’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Northfield-Delaware’s outstanding voting stock; and

4.	Such other business that may properly come before the meeting.

NOTE: The board of directors is not aware of any other business to come before the meeting.

The provisions of Northfield-Delaware’s certificate of incorporation that are summarized as informational proposals 3a through 3c were approved as part of the process in which our board of directors approved the plan of conversion and reorganization (referred to herein as the “plan of conversion”). These proposals are informational in nature only because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals.

The board of directors has fixed [voting record date], as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof.

Upon written request addressed to the Corporate Secretary of Northfield Bancorp, Inc. at the address given above, stockholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the plan of conversion. In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the plan of conversion, the written request should be received by Northfield Bancorp, Inc. by [request date].

Please complete and sign the enclosed proxy card, which is solicited by the board of directors, and mail it promptly in the enclosed envelope. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

M. Eileen Bergin
Corporate Secretary

Avenel, New Jersey

[document date]

QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF NORTHFIELD BANCORP, INC.

REGARDING THE PLAN OF CONVERSION AND REORGANIZATION

You should read this document for more information about the conversion. The plan of conversion described herein has been conditionally approved by Northfield Bancorp, Inc.’s primary federal regulator, the Board of Governors of the Federal Reserve System. However, such conditional approval by the Board of Governors of the Federal Reserve System does not constitute a recommendation or endorsement of the plan of conversion.

Q.	WHAT ARE STOCKHOLDERS BEING ASKED TO APPROVE?

A.	Northfield Bancorp, Inc. stockholders as of [voting record date] are being asked to vote on the plan of conversion pursuant to which Northfield Bancorp, MHC will convert from the mutual to the stock form of organization. As part of the conversion, a newly formed Delaware corporation, Northfield-Delaware, is offering its common stock to eligible depositors of Northfield Bank, to Northfield Bank’s tax qualified benefit plans, to stockholders of Northfield Bancorp, Inc. as of [voting record date] and to the public. The shares offered represent Northfield Bancorp, MHC’s current ownership interest in Northfield Bancorp, Inc. Voting for approval of the plan of conversion will also include approval of the exchange ratio and the certificate of incorporation of Northfield-Delaware (including the anti-takeover provisions and provisions limiting stockholder rights). Your vote is important. Without sufficient votes “FOR” its adoption, we cannot implement the plan of conversion and complete the stock offering.

In addition, Northfield Bancorp, Inc. stockholders are being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion.

Stockholders also are asked to vote on the following informational proposals with respect to the certificate of incorporation of Northfield-Delaware:

•	Approval of a provision requiring a super-majority vote to approve certain amendments to Northfield-Delaware’s certificate of incorporation;

•	Approval of a provision requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Northfield-Delaware’s bylaws; and

•	Approval of a provision to limit the voting rights of shares beneficially owned in excess of 10% of Northfield-Delaware’s outstanding voting stock.

The provisions of Northfield-Delaware’s certificate of incorporation that are included as informational proposals were approved as part of the process in which our board of directors approved the plan of conversion. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Northfield-Delaware’s certificate of incorporation that are summarized above as informational proposals may have the effect of deterring, or rendering more difficult, attempts by third parties to obtain control of Northfield-Delaware if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Your vote is important. Without sufficient votes “FOR” adoption of the plan of conversion, we cannot implement the plan of conversion and the related stock offering.

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Q.	WHAT ARE THE REASONS FOR THE CONVERSION AND RELATED OFFERING?

A.	The primary reasons for the conversion and offering are to:

•	eliminate some of the uncertainties associated with the mutual holding company structure under recently enacted financial reform legislation;

•	transition us to a more familiar and flexible organizational structure;

•	improve the liquidity of our shares of common stock; and

•	facilitate future mergers and acquisitions.

As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration that we can use to pay for an acquisition. Our current mutual holding company structure limits our ability to offer shares of our common stock as consideration in a merger or acquisition since Northfield Bancorp, MHC is required to own a majority of Northfield Bancorp, Inc.’s outstanding shares of common stock. Potential sellers often want stock for at least part of the purchase price. Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination of stock and cash, and therefore will enhance our ability to compete with other bidders when acquisition opportunities arise. We currently have no arrangements or understandings regarding any specific acquisition.

Q.	WHAT WILL STOCKHOLDERS RECEIVE FOR THEIR EXISTING NORTHFIELD BANCORP, INC. SHARES?

A.	As more fully described in “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio,” depending on the number of shares sold in the offering, each share of common stock that you own at the time of the completion of the conversion will be exchanged for between 1.1402 shares at the minimum and 1.5426 shares at the maximum of the offering range of Northfield-Delaware common stock (cash will be paid in lieu of any fractional shares). For example, if you own 100 shares of Northfield Bancorp, Inc. common stock, and the exchange ratio is 1.5426 (at the maximum of the offering range), after the conversion you will receive 154 shares of Northfield-Delaware common stock and $2.60 in cash, the value of the fractional share based on the $10.00 per share purchase price of stock in the offering.

If you own shares of Northfield Bancorp, Inc. common stock in a brokerage account in “street name,” your shares will be automatically exchanged within your account, and you do not need to take any action to exchange your shares of common stock or receive cash in lieu of fractional shares. If you own shares in the form of Northfield Bancorp, Inc. stock certificates, after the completion of the conversion and stock offering, our exchange agent will mail to you a transmittal form with instructions to surrender your stock certificates. New certificates of Northfield-Delaware common stock and a check representing cash in lieu of fractional shares will be mailed to you within five business days after the exchange agent receives properly executed transmittal forms and your Northfield Bancorp, Inc. stock certificates. You should not submit a stock certificate until you receive a transmittal form.

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Q.	WHY WILL THE SHARES THAT I RECEIVE BE BASED ON A PRICE OF $10.00 PER SHARE RATHER THAN THE TRADING PRICE OF THE COMMON STOCK PRIOR TO COMPLETION OF THE CONVERSION?

A.	The shares will be based on a price of $10.00 per share because that is the price at which Northfield-Delaware will sell shares in its stock offering. The amount of common stock Northfield-Delaware will issue at $10.00 per share in the offering and the exchange is based on an independent appraisal of the estimated market value of Northfield-Delaware, assuming the conversion and offering are completed. RP Financial, LC., an appraisal firm experienced in the appraisal of financial institutions, has estimated that, as of August 17, 2012, this market value was $556.8 million. Based on Board of Governors of the Federal Reserve System regulations, the market value forms the midpoint of a range with a minimum of $473.3 million and a maximum of $640.3 million. Based on this valuation and the valuation range, the number of shares of common stock of Northfield-Delaware that existing public stockholders of Northfield Bancorp, Inc. will receive in exchange for their shares of Northfield Bancorp, Inc. common stock is expected to range from 18,425,408 to 24,928,493 with a midpoint of 21,676,950 (a value of approximately $184.2 million to $249.3 million, with a midpoint of $216.8 million, at $10.00 per share). The number of shares received by the existing public stockholders of Northfield Bancorp, Inc. is intended to maintain their existing ownership in our organization (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The independent appraisal is based in part on Northfield Bancorp, Inc.’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of 11 publicly traded savings bank and thrift holding companies that RP Financial, LC. considered comparable to Northfield Bancorp, Inc.

Q.	DOES THE EXCHANGE RATIO DEPEND ON THE TRADING PRICE OF NORTHFIELD BANCORP, INC. COMMON STOCK?

A.	No, the exchange ratio will not be based on the market price of Northfield Bancorp, Inc. common stock. Instead, the exchange ratio will be based on the appraised value of Northfield-Delaware. The purpose of the exchange ratio is to maintain the ownership percentage of existing public stockholders of Northfield Bancorp, Inc. Therefore, changes in the price of Northfield Bancorp, Inc. common stock between now and the completion of the conversion and offering will not affect the calculation of the exchange ratio.

Q.	WHY DOESN’T NORTHFIELD BANCORP, INC. WAIT TO CONDUCT THE CONVERSION AND OFFERING UNTIL THE STOCK MARKET IMPROVES SO THAT CURRENT STOCKHOLDERS CAN RECEIVE A HIGHER EXCHANGE RATIO?

A.	The board of directors believes that the stock holding company form of organization and the capital raised in the conversion and stock offering offer important advantages and that it is in the best interest of our stockholders to complete the conversion and offering sooner rather than later. There is no way to know when market conditions will change or how changes in market conditions might affect stock prices for financial institutions. However, the recently enacted Dodd-Frank Act has changed our primary bank and holding company regulator, which has resulted in changes in regulations applicable to us as a mutual holding company. Under the Dodd-Frank Act, the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, became the federal regulator of all savings and loan companies and mutual holding companies, and the Federal Reserve Board historically has not allowed mutual holding companies to waive the receipt of dividends from their mid-tier holding company subsidiaries. Absent approval for the MHC to waive dividends, any dividend declared on Northfield-Federal’s common stock would have to be paid to Northfield Bancorp, MHC as well as our public stockholders, resulting in a tax liability for the MHC and a decrease in the exchange ratio for our public shareholders upon conversion to stock form. The Federal Reserve Board has adopted and implemented an interim final rule that would require a “grandfathered” mutual holding company, like Northfield Bancorp, MHC, to obtain member (depositor) approval and comply with other procedural requirements prior to waiving dividends, which would make dividend waivers impracticable. The conversion will eliminate our mutual holding company structure and will enable us to continue paying dividends to our stockholders, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions.

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Q.	SHOULD I SUBMIT MY STOCK CERTIFICATES NOW?

A.	No. If you hold stock certificate(s), instructions for exchanging the certificates will be sent to you by our exchange agent after completion of the conversion. If your shares are held in “street name” (e.g., in a brokerage account) rather than in certificate form, the share exchange will be reflected automatically in your account upon completion of the conversion.

Q.	HOW DO I VOTE?

A.	Mark your vote, sign each proxy card enclosed and return the card(s) to us, in the enclosed proxy reply envelope. For information on submitting your proxy, please refer to instructions on the enclosed proxy card. YOUR VOTE IS IMPORTANT. PLEASE VOTE PROMPTLY.

Q.	IF MY SHARES ARE HELD IN STREET NAME, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE ON THE PLAN ON MY BEHALF?

A.	No. Your broker, bank or other nominee will not be able to vote your shares without instructions from you. You should instruct your broker, bank or other nominee to vote your shares, using the directions that they provide to you.

Q.	WHY SHOULD I VOTE? WHAT HAPPENS IF I DON’T VOTE?

A.	Your vote is very important. We believe the conversion and offering are in the best interests of our stockholders. Not voting all the proxy card(s) you receive will have the same effect as voting “against” the plan of conversion. Without sufficient favorable votes “for” the plan of conversion, we cannot complete the conversion and offering.

Q.	WHAT IF I DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER, BANK OR OTHER NOMINEE?

A.	Your vote is important. If you do not instruct your broker, bank or other nominee to vote your shares, the unvoted proxy will have the same effect as a vote “against” the plan of conversion.

Q.	MAY I PLACE AN ORDER TO PURCHASE SHARES IN THE COMMUNITY OFFERING, IN ADDITION TO THE SHARES THAT I WILL RECEIVE IN THE EXCHANGE?

A.	Yes. If you would like to receive a prospectus and stock order form, you must call our Stock Information Center at [stock center #], Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center is closed weekends and bank holidays.

Eligible depositors of Northfield Bank and eligible depositors of the former First State Bank and Flatbush Federal Savings & Loan Association have priority subscription rights allowing them to purchase common stock in a subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering, as described herein. In the event orders for Northfield-Delaware common stock in a community offering exceed the number of shares available for sale, shares may be allocated (to the extent shares remain available) first to cover orders of natural persons residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania; second to cover orders of Northfield Bancorp, Inc. stockholders as of [voting record date]; and thereafter to cover orders of the general public.

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Stockholders of Northfield Bancorp, Inc. are subject to an ownership limitation. Shares of common stock purchased in the offering by a stockholder and his or her associates or individuals acting in concert with the stockholder, plus any shares a stockholder and these individuals receive in the exchange for existing shares of Northfield Bancorp, Inc. common stock, may not exceed 5% of the total shares of common stock of Northfield-Delaware to be issued and outstanding after the completion of the conversion.

Please note that properly completed and signed stock order forms, with full payment, must be received (not postmarked) no later than 4:00 p.m., Eastern Time on [expiration date].

Q.	WILL THE CONVERSION HAVE ANY EFFECT ON DEPOSIT AND LOAN ACCOUNTS AT NORTHFIELD BANK?

A.	No. The account number, amount, interest rate and withdrawal rights of deposit accounts will remain unchanged. Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the legal limit. Loans and rights of borrowers will not be affected. Depositors will no longer have voting rights in Northfield Bancorp, MHC as to matters currently requiring such vote. Northfield Bancorp, MHC will cease to exist after the conversion and offering. Only stockholders of Northfield-Delaware will have voting rights after the conversion and offering.

OTHER QUESTIONS?

For answers to other questions, please read this proxy statement/prospectus. Questions about voting on the plan of conversion may be directed to [proxy solicitor], at [Solicitor phone #], Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern Time. Questions about the stock offering may be directed to our Stock Information Center at [stock center #], Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center is closed weekends and bank holidays.

5

SUMMARY

This summary highlights material information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the conversion and other proposals fully, you should read this entire document carefully, including the sections entitled “Risk Factors,” “Proposal 1—Approval of The Plan of Conversion and Reorganization,” “Proposal 2—Adjournment of the Special Meeting,” “Proposals 3a through 3c—Informational Proposals Related to the Certificate of Incorporation of Northfield-Delaware” and the consolidated financial statements and the notes to the consolidated financial statements.

The Special Meeting

Date, Time and Place. Northfield Bancorp, Inc. will hold its special meeting of stockholders at [Meeting location], on [Meeting date], at [Meeting time] p.m., Eastern Time.

The Proposals. Stockholders will be voting on the following proposals at the special meeting:

1.	The approval of a plan of conversion and reorganization whereby: (a) Northfield Bancorp, MHC and Northfield Bancorp, Inc., a federal corporation, will convert and reorganize from the mutual holding company structure to the stock holding company structure; (b) Northfield Bancorp, Inc., a Delaware corporation (“Northfield-Delaware”), will become the new stock holding company of Northfield Bank; (c) the outstanding shares of Northfield Bancorp, Inc., other than those held by Northfield Bancorp, MHC, will be converted into shares of common stock of Northfield-Delaware; and (d) Northfield-Delaware will offer shares of its common stock for sale in a subscription offering, a community offering and, if necessary, a syndicated offering;

2.	The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion; and

3.	The following informational proposals:

3a.	Approval of a provision in Northfield-Delaware’s certificate of incorporation requiring a super-majority vote of stockholders to approve certain amendments to Northfield-Delaware’s certificate of incorporation;

3b.	Approval of a provision in Northfield-Delaware’s certificate of incorporation requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Northfield-Delaware’s bylaws;

3c.	Approval of a provision in Northfield-Delaware’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Northfield-Delaware’s outstanding voting stock; and

4.	Such other business that may properly come before the meeting.

The provisions of Northfield-Delaware’s certificate of incorporation that are summarized as informational proposals 3a through 3c were approved as part of the process in which our board of directors approved the plan of conversion. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Northfield-Delaware’s certificate of incorporation that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Northfield-Delaware, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

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Vote Required for Approval of Proposals by the Stockholders of Northfield Bancorp, Inc.

Proposal 1: Approval of the Plan of Conversion. We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Northfield Bancorp, Inc. stockholders, including shares held by Northfield Bancorp, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Northfield Bancorp, Inc. stockholders other than Northfield Bancorp, MHC.

Proposal 1 must also be approved by the members of Northfield Bancorp, MHC (depositors of Northfield Bank) at a special meeting of members called for that purpose. Members will receive separate informational materials from Northfield Bancorp, MHC regarding the conversion.

Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Northfield Bancorp, Inc. stockholders at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion.

Informational Proposals 3a through 3c. The provisions of Northfield-Delaware’s certificate of incorporation that are summarized as informational proposals were approved as part of the process in which the board of directors of Northfield Bancorp, Inc. approved the plan of conversion. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Northfield-Delaware’s certificate of incorporation that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Northfield-Delaware, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Northfield Bancorp, Inc. At this time, we know of no other matters that may be presented at the special meeting.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Northfield Bancorp, Inc. in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Vote by Northfield Bancorp, MHC

Management anticipates that Northfield Bancorp, MHC, our majority stockholder, will vote all of its shares of common stock in favor of all the matters set forth above. If Northfield Bancorp, MHC votes all of its shares in favor of each proposal, the approval of the adjournment of the special meeting, if necessary, would be assured.

As of [voting record date] the directors and executive officers of Northfield Bancorp, Inc. beneficially owned              shares, or approximately     % of the outstanding shares of Northfield Bancorp, Inc. common stock, and Northfield Bancorp, MHC owned 24,641,684 shares, or approximately     % of the outstanding shares of Northfield Bancorp, Inc. common stock.

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Vote Recommendations

Your board of directors unanimously recommends that you vote “FOR” the plan of conversion, “FOR” the adjournment of the special meeting, if necessary, and “FOR” the Informational Proposals 3a through 3c.

Our Business

[same as prospectus]

Plan of Conversion and Reorganization

The Boards of Directors of Northfield Bancorp, Inc., Northfield Bancorp, MHC, Northfield Bank and Northfield-Delaware have adopted a plan of conversion pursuant to which Northfield Bank will reorganize from a mutual holding company structure to a stock holding company structure. Public stockholders of Northfield Bancorp, Inc. will receive shares in Northfield-Delaware in exchange for their shares of Northfield Bancorp, Inc. common stock based on an exchange ratio. See “—The Exchange of Existing Shares of Northfield-Federal Common Stock.” This conversion to a stock holding company structure also includes the offering by Northfield-Delaware of shares of its common stock to eligible depositors of Northfield Bank, eligible depositors of the former First State Bank and Flatbush Federal Savings & Loan Association and to the public, including Northfield Bancorp, Inc. stockholders, in a subscription offering and, if necessary, in a community offering and/or in a separate public offering through a syndicate of broker-dealers, referred to in this proxy statement/prospectus as the syndicated offering. Following the conversion and offering, Northfield Bancorp, MHC and Northfield Bancorp, Inc. will no longer exist, and Northfield-Delaware will be the parent company of Northfield Bank.

The conversion and offering cannot be completed unless the stockholders of Northfield Bancorp, Inc. approve the plan of conversion. Northfield Bancorp, Inc.’s stockholders will vote on the plan of conversion at Northfield Bancorp, Inc.’s special meeting. This document is the proxy statement used by Northfield Bancorp, Inc.’s board of directors to solicit proxies for the special meeting. It is also the prospectus of Northfield-Delaware regarding the shares of Northfield-Delaware common stock to be issued to Northfield Bancorp, Inc.’s stockholders in the share exchange. This document does not serve as the prospectus relating to the offering by Northfield-Delaware of its shares of common stock in the subscription offering and any community offering or syndicated community offering, which will be made pursuant to a separate prospectus.

Our Organizational Structure

[same as prospectus]

Business Strategy

[same as prospectus]

Reasons for the Conversion

[same as prospectus]

See “Proposal 1—Approval of the Plan of Conversion and Reorganization” for a more complete discussion of our reasons for conducting the conversion and offering.

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Conditions to Completion of the Conversion

[same as prospectus]

The Exchange of Existing Shares of Northfield-Federal Common Stock

[same as prospectus]

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

[same as prospectus]

How We Intend to Use the Proceeds From the Offering

[same as prospectus]

Our Dividend Policy

[same as prospectus]

Purchases and Ownership by Officers and Directors

[same as prospectus]

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

[same as prospectus]

Market for Common Stock

[same as prospectus]

Tax Consequences

[same as prospectus]

Changes in Stockholders’ Rights for Existing Stockholders of Northfield Bancorp, Inc.

As a result of the conversion, existing stockholders of Northfield Bancorp, Inc. will become stockholders of Northfield-Delaware. Some rights of stockholders of Northfield-Delaware will be reduced compared to the rights stockholders currently have in Northfield Bancorp, Inc. The reduction in stockholder rights results from differences between the federal and Delaware charters and bylaws, and from distinctions between federal and Delaware law. Many of the differences in stockholder rights under the certificate of incorporation and bylaws of Northfield-Delaware are not mandated by Delaware law but have been chosen by management as being in the best interests of Northfield-Delaware and all of its stockholders. The differences in stockholder rights in the certificate of incorporation and bylaws of Northfield-Delaware include the following: (i) approval by at least 85% of outstanding shares required to amend certain provisions of the certificate of incorporation; (ii) a limitation on the right to vote shares beneficially owned in excess of 10% of outstanding shares; (iii) approval by at least 80% of outstanding shares required to approve stockholder-proposed amendments to the bylaws; (iv) greater lead time required for stockholders to submit proposals for new business or to nominate directors; and (v) stockholders’ inability to call special meetings of stockholders. See “Comparison of Stockholders’ Rights For Existing Stockholders of Northfield Bancorp, Inc.” for a discussion of these differences.

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Dissenters’ Rights

Stockholders of Northfield Bancorp, Inc. do not have dissenters’ rights in connection with the conversion and offering.

Important Risks in Owning Northfield-Delaware’s Common Stock

Before you vote on the conversion, you should read the “Risk Factors” section beginning on page 11 of this proxy statement/ prospectus.

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RISK FACTORS

You should consider carefully the following risk factors when deciding how to vote on the conversion and before purchasing shares of Northfield-Delaware common stock.

Risks Related to Our Business

[same as prospectus]

Risks Related to the Offering and the Exchange

The market value of Northfield-Delaware common stock received in the share exchange may be less than the market value of Northfield Bancorp, Inc. common stock exchanged.

The number of shares of Northfield-Delaware common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Northfield Bancorp, Inc. common stock held by the public prior to the completion of the conversion and offering, the final independent appraisal of Northfield-Delaware common stock prepared by RP Financial, LC. and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public stockholders of Northfield Bancorp, Inc. common stock will own the same percentage of Northfield-Delaware common stock after the conversion and offering as they owned of Northfield Bancorp, Inc. common stock immediately prior to completion of the conversion and offering (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The exchange ratio will not depend on the market price of Northfield Bancorp, Inc. common stock.

The exchange ratio ranges from 1.1402 shares at the minimum and 1.5426 shares at the maximum of the offering range of Northfield-Delaware common stock per share of Northfield Bancorp, Inc. common stock. Shares of Northfield-Delaware common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Northfield Bancorp, Inc. common stock at the time of the exchange, the initial market value of the Northfield-Delaware common stock that you receive in the share exchange could be less than the market value of the Northfield Bancorp, Inc. common stock that you currently own. Based on the most recent closing price of Northfield Bancorp, Inc. common stock prior to the date of this proxy statement /prospectus, which was $        , unless at least              shares of Northfield-Delaware common stock are sold in the offering (which is between the                      and the                      of the offering range), the initial value of the Northfield-Delaware common stock you receive in the share exchange would be less than the market value of the Northfield Bancorp, Inc. common stock you currently own.

[Remaining risks same as prospectus]

11

INFORMATION ABOUT THE SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Northfield Bancorp, Inc. of proxies to be voted at the special meeting of stockholders to be held at [Meeting location], on [Meeting date], at [Meeting time] p.m., Eastern Time, and any adjournment or postponement thereof.

The purpose of the special meeting is to consider and vote upon the Plan of Conversion and Reorganization of Northfield Bancorp, MHC (referred to herein as the “plan of conversion”).

In addition, stockholders will vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal. Stockholders also will vote on informational proposals with respect to the certificate of incorporation of Northfield-Delaware.

Voting in favor of or against the plan of conversion includes a vote for or against the conversion of Northfield Bancorp, MHC to a stock holding company as contemplated by the plan of conversion. Voting in favor of the plan of conversion will not obligate you to purchase any shares of common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at Northfield Bank.

Who Can Vote at the Meeting

You are entitled to vote your Northfield Bancorp, Inc. common stock if our records show that you held your shares as of the close of business on [voting record date]. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of the close of business on [voting record date], there were              shares of Northfield Bancorp, Inc. common stock outstanding. Each share of common stock has one vote.

Attending the Meeting

If you are a stockholder as of the close of business on [voting record date], you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Northfield Bancorp, Inc. common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of the holders of (i) two-thirds of the outstanding common stock of Northfield Bancorp, Inc. entitled to be cast at the special meeting, including shares held by Northfield Bancorp, MHC, and (ii) a majority of the outstanding shares of common stock of Northfield Bancorp, Inc. entitled to be cast at the special meeting, other than shares held by Northfield Bancorp, MHC.

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Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Northfield Bancorp, Inc. stockholders entitled to vote at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion.

Informational Proposals 3a through 3c: Approval of certain provisions in Northfield-Delaware’s certificate of incorporation. The provisions of Northfield-Delaware’s certificate of incorporation that are summarized as informational proposals were approved as part of the process in which the board of directors of Northfield Bancorp, Inc. approved the plan of conversion. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Northfield-Delaware’s certificate of incorporation that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Northfield-Delaware, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Northfield Bancorp, Inc. At this time, we know of no other matters that may be presented at the special meeting.

Shares Held by Northfield Bancorp, MHC and Our Officers and Directors

As of [voting record date], Northfield Bancorp, MHC beneficially owned 24,641,684 shares of Northfield Bancorp, Inc. common stock. This equals approximately     % of our outstanding shares. We expect that Northfield Bancorp, MHC will vote all of its shares in favor of Proposal 1—Approval of the Plan of Conversion and Reorganization, Proposal 2—Approval of the adjournment of the special meeting, and Informational Proposals 3a through 3c.

As of [voting record date], our officers and directors beneficially owned              shares of Northfield Bancorp, Inc. common stock. This equals     % of our outstanding shares and     % of shares held by persons other than Northfield Bancorp, MHC.

Voting by Proxy

Our board of directors is sending you this proxy statement/prospectus to request that you allow your shares of Northfield Bancorp, Inc. common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Northfield Bancorp, Inc. common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors. Our board of directors recommends that you vote “FOR” approval of the plan of conversion, “FOR” approval of the adjournment of the special meeting, if necessary, and “FOR” each of the Informational Proposals 3a through 3c.

If any matters not described in this proxy statement/prospectus are properly presented at the special meeting, the board of directors will use their judgment to determine how to vote your shares. We do not know of any other matters to be presented at the special meeting.

If your Northfield Bancorp, Inc. common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement/prospectus.

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Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Northfield Bancorp, Inc. in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies

This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the board of directors. Northfield Bancorp, Inc. will pay the costs of soliciting proxies from its stockholders. To the extent necessary to permit approval of the plan of conversion and the other proposals being considered, [proxy solicitor], our proxy solicitor, and directors, officers or employees of Northfield Bancorp, Inc. and Northfield Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. For its services as information agent and stockholder proxy solicitor, we will pay [proxy solicitor] $         plus out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Participants in the Employee Stock Ownership Plan

If you participate in Northfield Bank Employee Stock Ownership Plan, you will receive a voting instruction form that reflects all shares you may direct the trustees to vote on your behalf under the plan. Under the terms of the Employee Stock Ownership Plan, the Employee Stock Ownership Plan trustee votes all shares held by the Employee Stock Ownership Plan, but each Employee Stock Ownership Plan participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The Employee Stock Ownership Plan trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Northfield Bancorp, Inc. common stock held by the Employee Stock Ownership Plan and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning your voting instructions to the plan’s trustee is             , 2012.

Participants in the 401(k) Plan

If you hold shares of common stock through the Northfield Bank Employee Savings Plan (“401(k) Plan”), you will receive a voting instruction form that reflects all shares that you may direct the trustee to vote on your behalf under the 401(k) Plan. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to how to vote his or her interest in any shares of common stock held by the Northfield Bancorp, Inc. Stock Fund. The trustee will vote all shares for which no directions are given, or for which instructions were not timely received, in the same proportion as the shares for which the trustee received voting instructions. The deadline for returning your voting instructions to the 401(k) Plan’s trustee is             , 2012.

Recommendation of the Board of Directors

The board of directors recommends that you promptly sign and mark the enclosed proxy in favor of the above described proposals, including the adoption of the plan of conversion, and promptly return it in the enclosed envelope. Voting the proxy card will not prevent you from voting in person at the special meeting. For information on submitting your proxy, please refer to the instructions on the enclosed proxy card.

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Your prompt vote is very important. Failure to vote will have the same effect as voting against the plan of conversion.

PROPOSAL 1—APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION

The board of directors of Northfield Bancorp, Inc. and the board of trustees of Northfield Bancorp, MHC have approved the Plan of Conversion and Reorganization of Northfield Bancorp, MHC, referred to herein as the “plan of conversion.” The plan of conversion must also be approved by the members of Northfield Bancorp, MHC (depositors of Northfield Bank) and the stockholders of Northfield Bancorp, Inc. A special meeting of members and a special meeting of stockholders have been called for this purpose. The Board of Governors of the Federal Reserve System has conditionally approved the plan of conversion; however, such conditional approval does not constitute a recommendation or endorsement of the plan of conversion by the Board of Governors of the Federal Reserve System.

General

Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully stock form. Currently, Northfield Bank is a wholly-owned subsidiary of Northfield Bancorp, Inc. and Northfield Bancorp, MHC owns approximately 61.1% of Northfield Bancorp, Inc.’s common stock. The remaining 38.9% of Northfield Bancorp, Inc.’s common stock is owned by public stockholders. As a result of the conversion, a newly formed company, Northfield-Delaware, will become the holding company of Northfield Bank. Each share of Northfield Bancorp, Inc. common stock owned by the public will be exchanged for between 1.1402 shares at the minimum and 1.5426 shares at the maximum of the offering range of Northfield-Delaware common stock, so that Northfield Bancorp, Inc.’s existing public stockholders will own the same percentage of Northfield-Delaware common stock as they owned of Northfield Bancorp, Inc.’s common stock immediately prior to the conversion (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The actual number of shares that you will receive will depend on the percentage of Northfield Bancorp, Inc. common stock held by the public immediately prior to the completion of the conversion, the final independent appraisal of Northfield-Delaware and the number of shares of Northfield-Delaware common stock sold in the offering described in the following paragraph. It will not depend on the market price of Northfield Bancorp, Inc. common stock.

Concurrently with the exchange offer, Northfield-Delaware is offering up to 39,100,000 shares of common stock for sale, representing the 61.18% ownership interest of Northfield Bancorp, MHC in Northfield Bancorp, Inc., to eligible depositors and to the public at a price of $10.00 per share. After the conversion and offering are completed, Northfield Bank will be a wholly-owned subsidiary of Northfield-Delaware, and 100% of the common stock of Northfield-Delaware will be owned by public stockholders. As a result of the conversion and offering, Northfield Bancorp, Inc. and Northfield Bancorp, MHC will cease to exist.

Northfield-Delaware intends to contribute between $137.2 million and $186.1 million of the net proceeds to Northfield Bank and to retain between $125.7 million and $170.4 million of the net proceeds. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock in a “subscription offering” in the following descending order of priority:

(i)	To depositors with accounts at Northfield Bank, or the former First State Bank or Flatbush Federal Savings & Loan Association with aggregate balances of at least $50 at the close of business on March 31, 2012.

(ii)

To our tax-qualified employee benefit plans (including Northfield Bank’s employee stock ownership plan and 401(k) plan), which will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in

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the offering. We expect our employee stock ownership plan to purchase 4% of the shares of common stock sold in the stock offering, although we reserve the right to have the employee stock ownership plan purchase more than 4% of the shares sold in the offering to the extent necessary to complete the offering at the minimum of the offering range.

(iii)	To depositors with accounts at Northfield Bank or Flatbush Federal Savings & Loan Association with aggregate balances of at least $50 at the close of business on [supplemental date].

(iv)	To depositors of Northfield Bank at the close of business on [voting record date].

Shares of common stock not purchased in the subscription offering will be offered for sale to the general public in a community offering, with a preference given first to natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania. To the extent shares of common stock remain available, we will also offer the shares to Northfield-Federal’s public stockholders as of [voting record date]. The community offering is expected to begin concurrently with the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering or the community offering through a syndicated offering. Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated will act as joint book-running managers for the syndicated offering. We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated offering. Any determination to accept or reject stock orders in the community offering or syndicated offering will be based on the facts and circumstances available to management at the time of the determination.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated pro forma market value of Northfield-Delaware. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock in the offering. The independent valuation will be updated and the final number of shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

A copy of the plan of conversion is available for inspection at each branch office of Northfield Bank and at the Federal Reserve Bank of Philadelphia. The plan of conversion is also filed as an exhibit to Northfield Bancorp, MHC’s application to convert from mutual to stock form of which this proxy statement/prospectus is a part, copies of which may be obtained from the Board of Governors of the Federal Reserve System. The plan of conversion is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website. See “Where You Can Find Additional Information.”

The board of directors recommends that you vote “FOR” the Plan of Conversion and Reorganization of Northfield Bancorp, MHC.

[Remaining sections same as Prospectus under “The Conversion and Offering,” with the following to be added]

Exchange of Existing Stockholders’ Stock Certificates

The conversion of existing outstanding shares of Northfield-Federal common stock into the right to receive shares of Northfield-Delaware common stock will occur automatically at the completion of the conversion. As soon as practicable after the completion of the conversion, our exchange agent will send a transmittal form to each public stockholder of Northfield-Federal who holds physical stock certificates. The transmittal forms will contain instructions on how to exchange stock certificates of Northfield-Federal common stock for stock certificates of Northfield-Delaware common stock. We expect that stock certificates evidencing shares of Northfield-Delaware

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common stock will be distributed within five business days after the exchange agent receives properly executed transmittal forms, Northfield-Federal stock certificates and other required documents. Shares held by public stockholders in street name (such as in a brokerage account) will be exchanged automatically upon the completion of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of Northfield-Delaware common stock will be issued to any public stockholder of Northfield-Federal when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of the transmittal forms and the surrendered Northfield-Federal stock certificates. If your shares of common stock are held in street name, you will automatically receive cash in lieu of fractional shares in your account.

You should not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions. After the conversion, stockholders will not receive shares of Northfield-Delaware common stock and will not be paid dividends on the shares of Northfield-Delaware common stock until existing certificates representing shares of Northfield-Federal common stock are surrendered for exchange in compliance with the terms of the transmittal form. When stockholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Northfield-Federal common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of Northfield-Delaware common stock into which those shares have been converted by virtue of the conversion.

If a certificate for Northfield-Federal common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholder’s expense.

All shares of Northfield-Delaware common stock that we issue in exchange for existing shares of Northfield-Federal common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.

PROPOSAL 2—ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the plan of conversion at the time of the special meeting, the proposals may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Northfield Bancorp, Inc. at the time of the special meeting to be voted for an adjournment, if necessary, Northfield Bancorp, Inc. has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of Northfield Bancorp, Inc. recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

The board of directors recommends that you vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion.

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PROPOSALS 3a THROUGH 3c—INFORMATIONAL PROPOSALS RELATED TO THE

CERTIFICATE OF INCORPORATION OF NORTHFIELD-DELAWARE.

By their approval of the plan of conversion as set forth in Proposal 1, the board of directors of Northfield Bancorp, Inc. has approved each of the informational proposals numbered 3a through 3c, all of which relate to provisions included in the certificate of incorporation of Northfield-Delaware. Each of these informational proposals is discussed in more detail below.

As a result of the conversion, the public stockholders of Northfield Bancorp, Inc., whose rights are presently governed by the charter and bylaws of Northfield Bancorp, Inc., will become stockholders of Northfield-Delaware, whose rights will be governed by the certificate of incorporation and bylaws of Northfield-Delaware. The following informational proposals address the material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the charter and bylaws of Northfield Bancorp, Inc. and the certificate of incorporation and bylaws of Northfield-Delaware. See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.

The provisions of Northfield-Delaware’s certificate of incorporation that are summarized as informational proposals 3a through 3c were approved as part of the process in which the board of directors of Northfield Bancorp, Inc. approved the plan of conversion. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. Northfield Bancorp, Inc.’s stockholders are not being asked to approve these informational proposals at the special meeting. While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Northfield-Delaware’s certificate of incorporation and bylaws that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Northfield-Delaware, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Informational Proposal 3a.—Approval of a Provision in Northfield-Delaware’s Certificate of Incorporation Requiring a Super-Majority Vote to Amend Certain Provisions of the Certificate of Incorporation of Northfield-Delaware. No amendment of the charter of Northfield Bancorp, Inc. may be made unless it is first proposed by the board of directors, then preliminarily approved by the Board of Governors of the Federal Reserve System, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The certificate of incorporation of Northfield-Delaware may generally be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that any amendment of Article ELEVENTH, Section C of Article FOURTH, Sections C or D of Article FIFTH, Article SIXTH, or Article SEVENTH must be approved by the affirmative vote of the holders of at least 85% of the outstanding shares entitled to vote, except that the board of directors may amend the certificate of incorporation without any action by the stockholders to increase or decrease the aggregate number of shares of capital stock.

These limitations on amendments to specified provisions of Northfield-Delaware’s certificate of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote. While this limits the ability of stockholders to amend those provisions, Northfield Bancorp, MHC, as a 61.1% stockholder, currently can effectively block any stockholder proposed change to the charter.

The requirement of a super-majority stockholder vote to amend specified provisions of Northfield-Delaware’s certificate of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the certificate of incorporation is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the

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provisions limiting certain amendments to the certificate of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Northfield-Delaware and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” the approval of a provision in Northfield-Delaware’s certificate of incorporation requiring a super-majority vote to approve certain amendments to Northfield-Delaware’s certificate of incorporation.

Informational Proposal 3b.—Approval of a Provision in Northfield-Delaware’s Certificate of Incorporation Requiring a Super-Majority Vote of Stockholders to Approve Stockholder Proposed Amendments to Northfield-Delaware’s Bylaws. An amendment to Northfield Bancorp, Inc.’s bylaws proposed by stockholders must be approved by the holders of a majority of the total votes eligible to be cast at a legal meeting subject to applicable approval by the Board of Governors of the Federal Reserve System. The certificate of incorporation of Northfield-Delaware provides that stockholders may only amend the bylaws if such proposal is approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote.

The requirement of a super-majority stockholder vote to amend the bylaws of Northfield-Delaware is intended to ensure that the bylaws are not limited or changed upon a simple majority vote of stockholders. While this limits the ability of stockholders to amend the bylaws, Northfield Bancorp, MHC, as a 61.1% stockholder, currently can effectively block any stockholder proposed change to the bylaws. Also, the board of directors of both Northfield Bancorp, Inc. and Northfield-Delaware may by a majority vote amend either company’s bylaws.

This provision in Northfield-Delaware’s certificate of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the bylaws is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provision limiting amendments to the bylaws will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Northfield-Delaware and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” the approval of the provision in Northfield-Delaware’s certificate of incorporation requiring a super-majority vote of stockholders to approve stockholder proposed amendments to Northfield-Delaware’s bylaws.

Informational Proposal 3c.—Approval of a Provision in Northfield-Delaware’s Certificate of incorporation to Limit the Voting Rights of Shares Beneficially Owned in Excess of 10% of Northfield-Delaware’s Outstanding Voting Stock. The certificate of incorporation of Northfield-Delaware provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of stockholders entitled or permitted to vote on any matter, be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (i) have the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options and (ii) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, and that are not otherwise beneficially, or deemed by Northfield-Delaware to be beneficially, owned by such person and his or her affiliates).

The foregoing restriction does not apply to any employee benefit plans of Northfield-Delaware or any subsidiary or a trustee of a plan.

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The amended and restated charter of Northfield Bank will provide that, for a period of five years from the effective date of the conversion, no person shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock. The foregoing restriction does not apply to:

•	the purchase of shares by underwriters in connection with a public offering; or

•	the purchase of shares by any employee benefit plans of Northfield Bancorp, Inc. or any subsidiary.

The provision in Northfield-Delaware’s certificate of incorporation limiting the voting rights of beneficial owners of more than 10% of Northfield-Delaware’s outstanding voting stock is intended to limit the ability of any person to acquire a significant number of shares of Northfield-Delaware common stock and thereby gain sufficient voting control so as to cause Northfield-Delaware to effect a transaction that may not be in the best interests of Northfield-Delaware and its stockholders generally. This provision will not prevent a stockholder from seeking to acquire a controlling interest in Northfield-Delaware, but it will prevent a stockholder from voting more than 10% of the outstanding shares of common stock unless that stockholder has first persuaded the board of directors of the merits of the course of action proposed by the stockholder. The board of directors of Northfield-Delaware believes that fundamental transactions generally should be first considered and approved by the board of directors as it generally believes that it is in the best position to make an initial assessment of the merits of any such transactions and that its ability to make the initial assessment could be impeded if a single stockholder could acquire a sufficiently large voting interest so as to control a stockholder vote on any given proposal. This provision in Northfield-Delaware’s certificate of incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most stockholders, because it can prevent a holder of shares in excess of the 10% limit from voting the excess shares in favor of the transaction. Thus, it may be deemed to have an anti-takeover effect.

The board of directors recommends that you vote “FOR” the approval of a provision in Northfield-Delaware’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Northfield-Delaware’s outstanding voting stock.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

[Same as prospectus]

FORWARD-LOOKING STATEMENTS

[Same as prospectus]

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

[Same as prospectus]

OUR DIVIDEND POLICY

[Same as prospectus]

MARKET FOR THE COMMON STOCK

[Same as prospectus]

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

[Same as prospectus]

CAPITALIZATION

[Same as prospectus]

PRO FORMA DATA

[Same as prospectus]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

[Same as prospectus]

BUSINESS OF NORTHFIELD-DELAWARE

[Same as prospectus]

BUSINESS OF NORTHFIELD BANCORP, INC. AND NORTHFIELD BANK

[Same as prospectus]

SUPERVISION AND REGULATION

[Same as prospectus]

TAXATION

[Same as prospectus]

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STOCKHOLDER PROPOSALS

In order to be eligible for inclusion in our proxy materials for our 2013 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at our executive office, 1410 St. Georges Avenue, Avenel, New Jersey 07001, no later than December 11, 2012. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

ADVANCE NOTICE OF BUSINESS TO BE CONDUCTED AT AN ANNUAL MEETING

Provisions of Northfield-Federal’s Bylaws. Under Northfield-Federal’s Bylaws, a stockholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at a meeting of stockholders. These procedures provide, generally, that stockholders desiring to make nominations for directors, or

22

to bring a proper subject of business before the meeting, must do so by a written notice timely received (generally not less than 30 days in advance of such meeting, subject to certain exceptions) by the Secretary of Northfield-Federal.

Provisions of Northfield-Delaware’s Bylaws. Northfield-Delaware’s Bylaws provide an advance notice procedure for certain business, or nominations to the Board of Directors, to be brought before an annual meeting of stockholders. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, Northfield-Delaware’s Secretary must receive written notice not less than 90 days prior to the anniversary date of the proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.

The stockholder’s notice must include (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the elections of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and such person’s written consent to serve as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on Northfield-Delaware’s books, and of such beneficial owner, (ii) (A) the class, series, and number of shares of Northfield-Delaware that are owned, directly or indirectly, beneficially and of record by each such party, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of Northfield-Delaware or with a value derived in whole or in part from the value of any class or series of shares of Northfield-Delaware, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of Northfield-Delaware or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by each such party, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Northfield-Delaware, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which either party has a right to vote, directly or indirectly, any shares of any security of Northfield-Delaware, (D) any short interest (as described in the Bylaws) in any security of Northfield-Delaware held by each such party, (E) any rights to dividends on the shares of Northfield-Delaware owned beneficially directly or indirectly by each such party that are separated or separable from the underlying shares of Northfield-Delaware, (F) any proportionate interest in shares of Northfield-Delaware or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which either party is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than an asset-based fee) that each such party is directly or indirectly entitled to based on any increase or decrease in the value of shares of Northfield-Delaware or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of each such party’s immediate family sharing the same household (which information shall be supplemented by such stockholder or such beneficial owner, as the case may be, not later than 10 days after the record date for determining the stockholders entitled to vote at the meeting; provided, that if such date is after the date of the meeting, not later than the day prior to the meeting); and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of Northfield-Delaware’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of Northfield-Delaware’s voting shares to elect such nominee or nominees.

The 2013 annual meeting of stockholders is expected to be held May 22, 2013. If the conversion is completed, advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next annual meeting must be given to us no later than January 10, 2013. If notice is received after January 10, 2013, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting. If the conversion is not completed, advance written notice for certain business, or

23

nominations to the Board of Directors, to be brought before the next annual meeting must be given to us by April 22, 2013. If notice is received after April 22, 2013, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting.

Nothing in this proxy statement/prospectus shall be deemed to require us to include in our proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING

The Notice of Special Meeting of Stockholders, Proxy Statement/Prospectus and Proxy Card are available at                     .

OTHER MATTERS

As of the date of this document, the board of directors is not aware of any business to come before the special meeting other than the matters described above in the proxy statement/prospectus. However, if any matters should properly come before the special meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

24

REVOCABLE PROXY

NORTHFIELD BANCORP, INC.

SPECIAL MEETING OF STOCKHOLDERS

                     , 2012

The stockholder signing this proxy card hereby appoints the proxy committee of the board of directors of Northfield Bancorp, Inc., a Federal corporation, with full powers of substitution, to act as attorneys and proxies for the stockholder to vote all shares of common stock of Northfield Bancorp, Inc. that the undersigned is entitled to vote at the Special Meeting of Stockholders (the “Meeting”) to be held at             , at     :00     .m., Eastern Time, on                      , 2012. The proxy committee is authorized to cast all votes to which the stockholder is entitled as follows:

			FOR	AGAINST	ABSTAIN
1.	The approval of a plan of conversion and reorganization pursuant to which: Northfield Bancorp, MHC and Northfield Bancorp, Inc. will convert and reorganize from the mutual holding company structure to the stock holding company structure, as more fully described in the proxy statement;		☐	☐	☐

2.	The approval of the adjournment of the Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Meeting to approve the plan of conversion and reorganization;		☐	☐	☐

3.	The following informational proposals:		☐	☐	☐

	3a.	Approval of a provision in the certificate of incorporation of Northfield Bancorp, Inc., a Delaware corporation (“Northfield-Delaware”) requiring a super-majority vote of stockholders to approve certain amendments to Northfield-Delaware’s certificate of incorporation;

	3b.	Approval of a provision in Northfield-Delaware’s certificate of incorporation requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Northfield-Delaware’s bylaws;

	3c.	Approval of a provision in Northfield-Delaware’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Northfield-Delaware’s outstanding voting stock; and

Such other business as may properly come before the Meeting.

The Board of Directors recommends a vote “FOR” the above-listed proposals.

VOTING FOR APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION WILL ALSO INCLUDE APPROVAL OF THE EXCHANGE RATIO, THE CERTIFICATE OF INCORPORATION AND BYLAWS OF NORTHFIELD-DELAWARE (INCLUDING THE ANTI-TAKEOVER/LIMITATIONS ON STOCKHOLDER RIGHTS PROVISIONS AND THE ESTABLISHMENT OF A LIQUIDATION ACCOUNT FOR THE BENEFIT OF ELIGIBLE DEPOSITORS OF NORTHFIELD BANK) AND THE AMENDMENT TO NORTHFIELD BANK’S CHARTER TO PROVIDE FOR RESTRICTIONS ON THE OWNERSHIP OF MORE THAN 10% OF NORTHFIELD BANK’S COMMON STOCK AND A LIQUIDATION ACCOUNT FOR ELIGIBLE DEPOSITORS.

THE PROVISIONS OF NORTHFIELD-DELAWARE, INC.’S CERTIFICATE OF INCORPORATION THAT ARE SUMMARIZED AS INFORMATIONAL PROPOSALS 3A THROUGH 3C WERE APPROVED AS PART OF THE PROCESS IN WHICH THE BOARD OF DIRECTORS OF NORTHFIELD BANCORP, INC. APPROVED THE PLAN OF CONVERSION AND REORGANIZATION. THESE PROPOSALS ARE INFORMATIONAL IN NATURE ONLY, BECAUSE THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM’S REGULATIONS GOVERNING MUTUAL-TO-STOCK CONVERSIONS DO NOT PROVIDE FOR VOTES ON MATTERS OTHER THAN THE PLAN. WHILE WE ARE ASKING YOU TO VOTE WITH RESPECT TO EACH OF THE INFORMATIONAL PROPOSALS LISTED ABOVE, THE PROPOSED PROVISIONS FOR WHICH AN INFORMATIONAL VOTE IS REQUESTED WILL BECOME EFFECTIVE IF STOCKHOLDERS APPROVE THE PLAN, REGARDLESS OF WHETHER STOCKHOLDERS VOTE TO APPROVE ANY OR ALL OF THE INFORMATIONAL PROPOSALS.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED FOR ONE OR MORE PROPOSALS, THIS PROXY, IF SIGNED, WILL BE VOTED FOR THE UNVOTED PROPOSALS. IF ANY OTHER BUSINESS IS PRESENTED AT THE MEETING, THIS PROXY WILL BE VOTED BY THE MAJORITY OF THE BOARD OF DIRECTORS. AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Should the stockholder be present and elect to vote at the Meeting or at any adjournment thereof and after notification to the Secretary of Northfield Bancorp, Inc. at the Meeting of the stockholder’s decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by sending written notice to the Secretary of Northfield Bancorp, Inc. at the address set forth on the Notice of Special Meeting of Stockholders, or by the filing of a later-dated proxy prior to a vote being taken on a particular proposal at the Meeting.

The stockholder acknowledges receipt from Northfield Bancorp, Inc. prior to the execution of this proxy of a Notice of Special Meeting and the enclosed proxy statement/prospectus dated                  , 2012.

Dated: , 2012	☐	Check Box if You Plan to Attend the Meeting

PRINT NAME OF STOCKHOLDER	PRINT NAME OF STOCKHOLDER

SIGNATURE OF STOCKHOLDER	SIGNATURE OF STOCKHOLDER

Please sign exactly as your name appears on this proxy card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder should sign.

Please complete, sign and date this proxy card and return it promptly in the enclosed postage-prepaid envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS: NORTHFIELD BANCORP, INC.’S PROXY STATEMENT-PROSPECTUS, INCLUDING THE NOTICE OF THE MEETING OF STOCKHOLDERS, IS AVAILABLE ON THE INTERNET AT WWW.                    .

PART II:	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

		Amount (1)

*	Registrant’s Legal Fees and Expenses	$500,000
*	Registrant’s Accounting Fees and Expenses	275,000
*	Registrant’s State Tax Advisory Fees	25,000
*	Marketing Agent Fees (1)	16,647,200
*	Records Management Fees and Expenses (1)	100,000
*	Appraisal Fees and Expenses	205,000
*	Printing, Postage, Mailing, EDGAR and XBRL Fees	770,000
*	Filing Fees (Nasdaq, FINRA and SEC)	97,500
*	Transfer Agent Fees and Expenses	12,500
*	Business Plan Fees and Expenses	65,000
*	Proxy Solicitor Fees and Expenses	40,000
*	Other	150,000

*	Total	$18,887,200

*	Estimated
(1)	Northfield Bancorp, Inc. has retained Sandler O’Neill & Partners, L.P. to assist in the sale of common stock on a best efforts basis in the subscription and community offering, and has retained Sandler O’Neill & Partners, L.P., Jefferies & Company, Inc. and Stifel Nicolaus & Company, Incorporated to assist in the sale of common stock on a best efforts basis in the syndicated community offering. Fees are estimated at the maximum of the offering range, assuming 25% of the shares are sold in the subscription and community offerings and 75% of the shares are sold in the syndicated community offering.

Item 14.	Indemnification of Directors and Officers

Articles NINTH and TENTH of the Certificate of Incorporation of Northfield Bancorp, Inc. (the “Corporation”) sets forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

NINTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article NINTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General

Corporation Law requires an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article NINTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article NINTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee also shall be entitled to be paid the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article NINTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article NINTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

TENTH: A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letter between Northfield Bancorp, MHC, Northfield Bancorp, Inc., Northfield Bank and Sandler O’Neill & Partners, L.P.****

1.2	Form of Agency Agreement between Northfield Bancorp, MHC, Northfield Bancorp, Inc., Northfield Bank and Northfield Bancorp, Inc., and Sandler O’Neill & Partners, L.P.

2	Plan of Conversion and Reorganization****

3.1	Certificate of Incorporation of Northfield Bancorp, Inc.****

3.2	Bylaws of Northfield Bancorp, Inc.****

4	Form of Common Stock Certificate of Northfield Bancorp, Inc.****

5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered****

8.1	Federal Tax Opinion of Luse Gorman Pomerenk & Schick, P.C.*

8.2	State Tax Opinion*

10.1	Amended Employment Agreement with Kenneth J. Doherty (10) †

10.2	Amended Employment Agreement with Steven M. Klein (10) †

10.3	Supplemental Executive Retirement Agreement with Albert J. Regen (1) †

10.4	Northfield Bank 2012 Management Cash Incentive Compensation Plan (4) †

10.5	Short Term Disability and Long Term Disability for Senior Management (1) †

10.6	Northfield Bank Non-Qualified Deferred Compensation Plan (3) †

10.7	Northfield Bank Non Qualified Supplemental Employee Stock Ownership Plan (3) †

10.8	Amended Employment Agreement with John W. Alexander (2) †

10.9	Amended Employment Agreement with Michael J. Widmer (2) †

10.10	Amendment to Northfield Bank Non-Qualified Deferred Compensation Plan (6) †

10.11	Amendment to Northfield Bank Non Qualified Supplemental Employee Stock Ownership Plan (6) †

10.12	Northfield Bancorp, Inc. 2008 Equity Incentive Plan (5) †

10.13	Form of Director Non-Statutory Stock Option Award Agreement under the 2008 Equity Incentive Plan (6) †

10.14	Form of Director Restricted Stock Award Agreement under the 2008 Equity Incentive Plan (6) †

10.15	Form of Employee Non-Statutory Stock Option Award Agreement under the 2008 Equity Incentive Plan (6) †

10.16	Form of Employee Incentive Stock Option Award Agreement under the 2008 Equity Incentive Plan (6) †

10.17	Form of Employee Restricted Stock Award Agreement under the 2008 Equity Incentive Plan (6) †

10.18	Northfield Bancorp, Inc. Management Cash Incentive Plan (7) †

Group Term Replacement Plan (9) †

21	Subsidiaries of Registrant (1)

23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinions included as Exhibits 5 and 8.1)

23.2	Consent of KPMG LLP

23.3	Consent of RP Financial, LC.

23.4	Consent of Crowe Horwath LLP*

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between Northfield Bank and RP Financial, LC.****

99.2	Letter of RP Financial, LC. with respect to Subscription Rights****

99.3	Appraisal Report of RP Financial, LC.**,****

99.3.1	Updated Appraisal Report of RP Financial, LC.**

99.4	Marketing Materials

99.5	Stock Order and Certification Form

99.6	Letter of RP Financial, LC. with respect to Liquidation Account****

101	The following financial statements of Northfield Bancorp, Inc. at June 30, 2012 and December 31, 2011 and 2010 and for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009 formatted in XBRL: (i) Consolidated Statements of Financial Condition, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Stockholders’ Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.*,***

†	Management contract or compensation plan or arrangement.
*	To be filed by amendment.
**	Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection during business hours at the principal offices of the SEC in Washington, D.C.
***	Furnished, not filed.
****	Previously filed.
(1)	Incorporated by reference to the Registration Statement on Form S-1 of Northfield Bancorp, Inc. (File No. 333-143643), originally filed with the Securities and Exchange Commission on June 11, 2007.
(2)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated December 22, 2011, filed with the Securities and Exchange Commission on December 22, 2011 (File Number 001-33732).
(3)	Incorporated by reference to Northfield Bancorp Inc.’s Annual Report on Form 10-K, dated December 31, 2007, filed with the Securities and Exchange Commission on March 31, 2008 (File Number 001-33732).
(4)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated January 31, 2012, filed with the Securities and Exchange Commission on January 31, 2012 (File Number 001-33732).
(5)	Incorporated by reference to Northfield Bancorp Inc.’s Proxy Statement Pursuant to Section 14(a) filed with the Securities and Exchange Commission on November 12, 2008 (File Number 001-33732).
(6)	Incorporated by reference to Northfield Bancorp Inc.’s Annual Report on Form 10-K, dated December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009 (File Number 001-33732).
(7)	Incorporated by reference to Appendix A of Northfield Bancorp Inc.’s Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders (File No. 001-33732) as filed with the Securities and Exchange Commission on April 23, 2009).
(8)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated March 25, 2009, filed with the Securities and Exchange Commission on March 27, 2009 (File Number 001-33732).
(9)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated April 28, 2010, filed with the Securities and Exchange Commission on April 29, 2010 (File Number 001-33732).
(10)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated June 27, 2012, filed with the Securities and Exchange Commission on July 12, 2011 (File Number 001-33732).

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Woodbridge, State of New Jersey on September 20, 2012.

NORTHFIELD BANCORP, INC.

By:	/s/ John W. Alexander
John W. Alexander
Chairman, President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of Northfield Bancorp, Inc. (the “Company”) hereby severally constitute and appoint John W. Alexander as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said John W. Alexander may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said John W. Alexander shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ John W. Alexander	Chairman, President and Chief Executive Officer	September 20, 2012
John W. Alexander	(Principal Executive Officer)

/s/ Steven M. Klein	Chief Operating and Financial Officer	September 20, 2012
Steven M. Klein	(Principal Financial and Accounting Officer)

/s/ John R. Bowen	Director	September 20, 2012
John R. Bowen

/s/ Annette Catino	Director	September 20, 2012
Annette Catino

/s/ Gil Chapman	Director	September 20, 2012
Gil Chapman

/s/ John P. Connors, Jr.	Director	September 20, 2012
John P. Connors, Jr.

/s/ John J. DePierro	Director	September 20, 2012
John J. DePierro

/s/ Susan Lamberti	Director	September 20, 2012
Susan Lamberti

/s/ Albert J. Regen	Director	September 20, 2012
Albert J. Regen

/s/ Patrick E. Scura, Jr.	Director	September 20, 2012
Patrick E. Scura, Jr.

As filed with the Securities and Exchange Commission on September 21, 2012

Registration No. 333-181995

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

PRE-EFFECTIVE AMENDMENT NO. 1

TO THE

REGISTRATION STATEMENT

ON

FORM S-1

Northfield Bancorp, Inc.

Woodbridge, New Jersey

EXHIBIT INDEX

1.1	Engagement Letter between Northfield Bancorp, MHC, Northfield Bancorp, Inc., Northfield Bank and Sandler O’Neill & Partners, L.P.****

1.2	Form of Agency Agreement between Northfield Bancorp, MHC, Northfield Bancorp, Inc., Northfield Bank and Northfield Bancorp, Inc., and Sandler O’Neill & Partners, L.P.

2	Plan of Conversion and Reorganization****

3.1	Certificate of Incorporation of Northfield Bancorp, Inc.****

3.2	Bylaws of Northfield Bancorp, Inc.****

4	Form of Common Stock Certificate of Northfield Bancorp, Inc.****

5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered****

8.1	Federal Tax Opinion of Luse Gorman Pomerenk & Schick, P.C.*

8.2	State Tax Opinion*

10.1	Amended Employment Agreement with Kenneth J. Doherty (10) †

10.2	Amended Employment Agreement with Steven M. Klein (10) †

10.3	Supplemental Executive Retirement Agreement with Albert J. Regen (1) †

10.4	Northfield Bank 2012 Management Cash Incentive Compensation Plan (4) †

10.5	Short Term Disability and Long Term Disability for Senior Management (1) †

10.6	Northfield Bank Non-Qualified Deferred Compensation Plan (3) †

10.7	Northfield Bank Non Qualified Supplemental Employee Stock Ownership Plan (3) †

10.8	Amended Employment Agreement with John W. Alexander (2) †

10.9	Amended Employment Agreement with Michael J. Widmer (2) †

10.10	Amendment to Northfield Bank Non-Qualified Deferred Compensation Plan (6) †

10.11	Amendment to Northfield Bank Non Qualified Supplemental Employee Stock Ownership Plan (6) †

10.12	Northfield Bancorp, Inc. 2008 Equity Incentive Plan (5) †

10.13	Form of Director Non-Statutory Stock Option Award Agreement under the 2008 Equity Incentive Plan (6) †

10.14	Form of Director Restricted Stock Award Agreement under the 2008 Equity Incentive Plan (6) †

10.15	Form of Employee Non-Statutory Stock Option Award Agreement under the 2008 Equity Incentive Plan (6) †

10.16	Form of Employee Incentive Stock Option Award Agreement under the 2008 Equity Incentive Plan (6) †

10.17	Form of Employee Restricted Stock Award Agreement under the 2008 Equity Incentive Plan (6) †

10.18	Northfield Bancorp, Inc. Management Cash Incentive Plan (7) † Group Term Replacement Plan (9) †

21	Subsidiaries of Registrant (1)

23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinions included as Exhibits 5 and 8.1)

23.2	Consent of KPMG LLP

23.3	Consent of RP Financial, LC.

23.4	Consent of Crowe Horwath LLP*

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between Northfield Bank and RP Financial, LC.****

99.2	Letter of RP Financial, LC. with respect to Subscription Rights****

99.3	Appraisal Report of RP Financial, LC.**,****

99.3.1	Updated Appraisal Report of RP Financial, LC.**

99.4	Marketing Materials

99.5	Stock Order and Certification Form

99.6	Letter of RP Financial, LC. with respect to Liquidation Account****

101	The following financial statements of Northfield Bancorp, Inc. at June 30, 2012 and December 31, 2011 and 2010 and for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009 formatted in XBRL: (i) Consolidated Statements of Financial Condition, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Stockholders’ Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.*,***

†	Management contract or compensation plan or arrangement.
*	To be filed by amendment.
**	Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection during business hours at the principal offices of the SEC in Washington, D.C.
***	Furnished, not filed.
****	Previously filed.
(1)	Incorporated by reference to the Registration Statement on Form S-1 of Northfield Bancorp, Inc. (File No. 333-143643), originally filed with the Securities and Exchange Commission on June 11, 2007.
(2)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated December 22, 2011, filed with the Securities and Exchange Commission on December 22, 2011 (File Number 001-33732).
(3)	Incorporated by reference to Northfield Bancorp Inc.’s Annual Report on Form 10-K, dated December 31, 2007, filed with the Securities and Exchange Commission on March 31, 2008 (File Number 001-33732).
(4)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated January 31, 2012, filed with the Securities and Exchange Commission on January 31, 2012 (File Number 001-33732).
(5)	Incorporated by reference to Northfield Bancorp Inc.’s Proxy Statement Pursuant to Section 14(a) filed with the Securities and Exchange Commission on November 12, 2008 (File Number 001-33732).
(6)	Incorporated by reference to Northfield Bancorp Inc.’s Annual Report on Form 10-K, dated December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009 (File Number 001-33732).
(7)	Incorporated by reference to Appendix A of Northfield Bancorp Inc.’s Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders (File No. 001-33732) as filed with the Securities and Exchange Commission on April 23, 2009).
(8)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated March 25, 2009, filed with the Securities and Exchange Commission on March 27, 2009 (File Number 001-33732).
(9)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated April 28, 2010, filed with the Securities and Exchange Commission on April 29, 2010 (File Number 001-33732).
(10)	Incorporated by reference to Northfield Bancorp Inc.’s Current Report on Form 8-K, dated June 27, 2012, filed with the Securities and Exchange Commission on July 2, 2012 (File Number 001-33732).